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Exhibit 99.2

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held on September 15, 2010

and

MANAGEMENT INFORMATION CIRCULAR

with respect to a proposed

ARRANGEMENT

involving

RED BACK MINING INC.

and

KINROSS GOLD CORPORATION

August 16, 2010

These materials are important and require your immediate attention. They require Kinross Gold Corporation shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your professional advisers. If you have questions, you may contact the proxy solicitation agent, Kingsdale Shareholder Services Inc., by (i) telephone, toll-free in North America at 1-866-581-1479 or at 416-867-2272 outside of North America, (ii) facsimile to (416) 867-2271 or, toll-free in North America, to 1-866-545-5580; (iii) mail to The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com

August 16, 2010

Dear Kinross shareholder:

        As you are aware, on August 2, 2010, Kinross Gold Corporation ("Kinross") announced that it had entered into an arrangement agreement (the "Arrangement Agreement") with Red Back Mining Inc. ("Red Back"), pursuant to which, and subject to the terms and conditions of the Arrangement Agreement, Kinross will acquire all of the issued and outstanding common shares of Red Back (other than any common shares of Red Back owned by Kinross) in accordance with a plan of arrangement of Red Back under the Canada Business Corporations Act (the "Arrangement"). Assuming the Arrangement becomes effective, each Red Back shareholder will receive 1.778 Kinross common shares plus 0.11 of a Kinross common share purchase warrant for each Red Back common share.

        In connection with the Arrangement, Kinross has called the special meeting of shareholders to consider a resolution to approve the issuance of the Kinross common shares and the common share purchase warrants forming the consideration to be paid to Red Back shareholders (the "Share Issuance Resolution"). The special meeting of Kinross shareholders is being held concurrently with the meeting of Red Back shareholders, which has been called to consider the Arrangement.

        AFTER CAREFUL CONSIDERATION OF THE ARRANGEMENT, THE KINROSS BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS VOTE IN FAVOUR OF THE SHARE ISSUANCE RESOLUTION.

        In order to become effective, the Share Issuance Resolution must be approved by at least a majority of the votes cast by Kinross shareholders, either present in person or by proxy at the special meeting. In order to become effective, among other things, the Arrangement requires the approval of both the shareholders of Kinross and the shareholders of Red Back. The Arrangement is also subject to court approval. Assuming that all of the conditions to the Arrangement are satisfied, Kinross expects the Arrangement to become effective on or about September 17, 2010.

        Kinross shareholders are requested to complete and return the enclosed form of proxy to ensure that your Kinross common shares will be represented at the special meeting, whether or not you are personally able to attend. If you have questions, you may contact the proxy solicitation agent, Kingsdale Shareholder Services Inc., by (i) telephone, toll-free in North America at 1-866-581-1479 or at 416-867-2272 outside of North America, (ii) facsimile to (416) 867-2271 or, toll-free in North America, to 1-866-545-5580; (iii) mail to The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com.

        The Arrangement will be a transformative transaction for Kinross and will create a major pure gold producer with an exceptional growth profile, matching Kinross' strong base of high-quality mines, growth projects and proven track record, with Red Back's early-stage operating mines and outstanding exploration and expansion potential.

        Thank you for your continued support of Kinross.

                        Sincerely,

                        Tye W. Burt
                         President & Chief Executive Officer

i

KINROSS GOLD CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that a special meeting of shareholders (the "Meeting") of Kinross Gold Corporation ("Kinross" or the "Company") will be held at the Metro Toronto Convention Centre, South Building, Rooms 713A and 713B, 222 Bremner Blvd., Toronto, Ontario, on September 15, 2010 at 10:00 a.m. (Toronto time), for the following purposes:

  (a)
  to consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution, the full text of which is attached as Schedule A to the accompanying management information circular (the "Circular") of Kinross, approving the issuance of Kinross common shares (the "Kinross Shares") and warrants to purchase Kinross Shares (the "Warrants"), including the Kinross Shares issuable upon exercise of (i) Warrants, and (ii) Kinross options which replace outstanding options of Red Back Mining Inc. ("Red Back"), in each case, in connection with a court-approved plan of arrangement of Red Back under section 192 of the Canada Business Corporations Act, pursuant to which Red Back will become a wholly-owned subsidiary of Kinross, in accordance with the arrangement agreement dated August 2, 2010, entered into between Kinross and Red Back, all as more particularly set forth in the Circular; and

  (b)
  to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

        This Notice is accompanied by the Circular, which provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Meeting.

        Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

        The Board of Directors of the Company has passed a resolution to fix the close of business (Toronto time) on August 11, 2010 as the record date for the determination of the registered holders of Kinross Shares that will be entitled to receive notice of the Meeting, and any adjournment or postponement of the Meeting, and that will be entitled to vote at the Meeting. Proxies to be used or acted upon at the Meeting must be deposited with the Company's transfer agent by 10:00 a.m. (Toronto time) on September 13, 2010 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment of the Meeting).

        DATED at Toronto, Ontario this 16th day of August, 2010.

By Order of the Board of Directors
"Shelley M. Riley" Shelley M. Riley Vice-President, Administration and Corporate Secretary

KINROSS GOLD CORPORATION

SPECIAL MEETING OF SHAREHOLDERS

v

 NOTICE TO SECURITYHOLDERS IN THE UNITED STATES

        NEITHER THE ARRANGEMENT NOR THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

        The securities to be issued under the Arrangement have not been registered under the U.S. Securities Act and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act on the basis of the approval of the Court which will consider, among other things, the fairness of the terms and conditions of the Arrangement to holders of Red Back Shares and Red Back Options, as described under "The Arrangement — Issuance and Resale of Consideration Shares and Warrants" in this Circular.

        Kinross is a corporation existing under the laws of the Province of Ontario. The proxy solicitation rules under the U.S. Exchange Act are not applicable to Kinross or this solicitation, and, accordingly, this solicitation is not being effected in accordance with such rules. This solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 under the U.S. Exchange Act. Securityholders should be aware that disclosure requirements under Canadian securities laws may be different from requirements under the U.S. Exchange Act.

        Information concerning the properties and operations of Red Back and Kinross has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included or incorporated by reference in this Circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions and classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

        Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained or incorporated by reference in this Circular may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserve". Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by United States standards in documents filed with the SEC. United States investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of "contained ounces" in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information contained in this Circular and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

        Financial statements included or incorporated by reference in this Circular have been prepared in accordance with Canadian generally accepted accounting principles, which differ from U.S. generally accepted accounting principles in certain material respects, and thus they may not be comparable to financial statements of U.S. companies. Shareholders should be aware that the transaction described in this Circular may have tax consequences in both the United States and Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in this Circular.

        The enforcement by shareholders of civil liabilities under U.S. securities laws may be affected adversely by the fact that Kinross is a corporation existing and governed under the laws of the Province of Ontario, and that some or all of its directors, officers and the experts named in this Circular are not residents of the United States and that all or a substantial portion of their respective assets may be located outside the United States. As a result, it may be difficult or impossible for U.S. securityholders to effect service of process within the United States upon Kinross, its respective officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" law of any state within the United States. In addition, U.S. securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the Unites States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

        This Circular, the pro forma consolidated financial statements of Kinross and some of the material incorporated by reference into this Circular, contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as "forward-looking statements"). Forward-looking statements include possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance coverage. The words "plans", "expects", "is expected", "scheduled", "estimates", "forecasts", "targets", "intends", "anticipates", or "hopes", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur" and similar expressions identify forward-looking statements.

        Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as at the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in the Circular which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and incorporated by reference as well as: (1) that Kinross will complete the Arrangement in accordance with the terms and conditions of the Arrangement Agreement; (2) the accuracy of management's assessment of the effects of the successful completion of the Arrangement; (3) the accuracy of Kinross and Red Back's mineral reserve and mineral resource estimates; (4) permitting, development, operations, expansion and construction at Paracatu (including, but not limited to, land acquisitions for and permitting and construction of the new tailings facility), being consistent with Kinross' current expectations; (5) the viability, permitting and development of the Fruta Del Norte deposit being consistent with Kinross' current expectations; (6) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with Kinross' current expectations; (7) that production at each of the Cerro Casale, Fruta del Norte and Lobo Marte properties will commence in 2014, consistent with management's expectations; (8) that the acquisition of the Dvoinoye deposit will be completed, consistent with management's expectations; (9) that the sale of Kinross' interest in the partnership holding Harry Winston Diamond Corporation's 40% interest in the Diavik Diamond Mines joint venture will be completed, consistent with management's expectations; (10) that production at the Dvoinoye deposit will commence in 2013, consistent with management's expectations; (11) the new feasibility study to be prepared by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, and permitting, being consistent with Kinross' current expectations; (12) the viability of the Tasiast Property and Chirano Property, and the development and expansion of the Tasiast Property and Chirano Property on a basis consistent with Kinross and Red Back's current expectations; (13) the trading price of the Kinross Shares and Red Back Shares; (14) there being no significant political developments, whether generally or in respect of the mining industry specifically, in any jurisdiction in which Kinross or Red Back now or in the future carries on business, and including the implementation of Ecuador's new mining law and related regulations and policies, which are not consistent with Kinross' current expectations; (15) there being no significant disruptions affecting Kinross' or Red Back's current or future operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (16) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble and the U.S. dollar will be approximately consistent with current levels; (17) certain price assumptions for gold and silver; (18) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (19) production forecasts meeting expectations; (20) labour and materials costs increasing on a basis consistent with Kinross' current expectations; and (21) that the information available to Kinross in respect of Red Back is accurate and complete.

        Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador or other countries in which Kinross or Red Back does or may carry on business in the future; business opportunities that may be presented to, or pursued by, Kinross; Kinross' ability to successfully integrate acquisitions including, but not limited to, Red Back, and its business, assets and operations; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including, but not limited to, environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross' and Red Back's actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this Circular are qualified by these cautionary statements and those made in each of Red Back's and Kinross' filings with Canadian and U.S. securities regulatory authorities expressly incorporated by reference into this Circular. These factors are not intended to represent a complete list of the factors that could affect Kinross and/or Red Back. Accordingly, undue reliance should not be placed on forward-looking statements. Kinross undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information or future events or otherwise, except as may be required in connection with a material change in the information disclosed in this Circular or as otherwise required by applicable law.

 INFORMATION CONCERNING RED BACK

        Except as otherwise indicated, the information concerning Red Back contained in the Circular has been taken from or is based upon Red Back's and other publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although Kinross has no knowledge that would indicate that any statements contained herein concerning Red Back taken from or based upon such documents and records are untrue or incomplete, neither Kinross nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Red Back's financial statements or Red Back's mineral reserve and mineral resource estimates, or for any failure by Red Back to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Kinross. Kinross has limited means of verifying the accuracy or completeness of any of the information contained herein that is derived from Red Back's publicly available documents or records or whether there has been any failure by Red Back to disclose events that may have occurred or may affect the significance or accuracy of any information.

        For further information regarding Red Back, please refer to Red Back's filings with the Canadian Securities Administrators which may be obtained through the SEDAR website at www.sedar.com.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

        Unless otherwise indicated, all references to "$" or "dollars" in the Circular refer to United States dollars and all references to "Cdn.$" in the Circular refer to Canadian dollars. Kinross' and Red Back's financial statements included herein and incorporated by reference are reported in United States dollars and are prepared in accordance with Canadian generally accepted accounting principles.

CURRENCY EXCHANGE RATE INFORMATION

        The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

		Year End December 31
	Six months ended June 30 2010
		2009	2008	2007
High	1.0778	1.3000	1.2969	1.1853
Low	0.9961	1.0292	0.9719	0.9170
Rate at end of period	1.0606	1.0466	1.2246	0.9881
Average rate for period	1.0338	1.1420	1.0660	1.0748

        On August 13, 2010, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was Cdn.$1.0402.

KINROSS GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

Q & A ON THE ARRANGEMENT, VOTING RIGHTS AND SOLICITATION OF PROXIES

        This management information circular ("Circular") is dated August 16, 2010 and, unless otherwise stated, the information in this Circular is as of August 13, 2010.

What is this document?

        This Circular is a management information circular sent to shareholders in advance of a special meeting of shareholders (the "Meeting") as set out in the Notice of Special Meeting of Shareholders (the "Notice of Meeting"). This Circular provides additional information respecting the business of the Meeting, Kinross Gold Corporation ("Kinross" or the "Company") and Red Back Mining Inc. ("Red Back"). For ease of reference, a glossary of capitalized terms used in this Circular can be found starting at page 7. References in this Circular to the Meeting include any adjournment or postponement that may occur. A form of proxy or voting instruction form accompanies this Circular.

Who is soliciting my proxy?

        Proxies are being solicited in connection with this Circular by the management of the Company. Costs associated with the solicitation will be borne by the Company. The solicitation will be made primarily by mail, but proxies may also be solicited personally by regular employees of the Company to whom no additional compensation will be paid. In addition, the Company has retained the services of Kingsdale Shareholder Services Inc. to solicit proxies for the Company for a fee of approximately Cdn.$250,000 plus disbursements and other expenses.

Who is eligible to vote?

        Holders of common shares of the Company ("Kinross Shares") at the close of business (Toronto time) on August 11, 2010 (the "Record Date") and their duly appointed representatives are eligible to vote.

What is the Arrangement?

        The Arrangement is a business combination between Kinross and Red Back, pursuant to which each Red Back Shareholder will receive, in consideration for each of their Red Back Shares, 1.778 Kinross Shares plus 0.11 of a Warrant at an exercise price of $21.30 per Kinross Share. The Arrangement is being carried out pursuant to the terms of the Arrangement Agreement and will be conducted in accordance with a court-approved Plan of Arrangement under the CBCA. As a result of the Arrangement, Red Back will become a wholly-owned subsidiary of Kinross.

Why is Kinross proposing to acquire Red Back?

        Kinross is proposing to acquire Red Back because Kinross believes that the Arrangement represents an opportunity to create a major pure gold producer with an exceptional growth profile, matching Kinross' strong base of high-quality mines, growth projects and proven track record, with Red Back's early-stage operating mines and outstanding exploration and expansion potential. In addition, the Arrangement provides Kinross with a strong position in West Africa, one of the world's fastest-growing and most prospective gold regions, as well as a management team experienced in the region.

Why is the Meeting being held?

        The Meeting is being held in order to approve the issuance of Kinross Shares and Warrants in connection with the Arrangement. Pursuant to the Arrangement, Red Back Shareholders will receive approximately 425 million Kinross Shares (on a fully diluted basis). In addition, approximately 26 million Kinross Shares would be issuable in the event that all of the Warrants are exercised prior to the expiry date of the Warrants. Pursuant to the listing rules of both the TSX and the NYSE, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% (in the case of the TSX) and 20% (in the case of the NYSE) of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. In order for the acquisition of Red Back to be completed, the Share Issuance Resolution must be approved by a simple majority (50% plus one vote) of votes cast at the Meeting by Shareholders, present in person or by proxy.

        Following the successful completion of the Arrangement, Shareholders will hold approximately 63% of the Kinross Shares issued and outstanding, while Red Back Shareholders will hold approximately 37% of the Kinross Shares issued and outstanding (on both a non-diluted and fully diluted basis).

What approvals are required for the Share Issuance Resolution?

        In order to become effective, the Share Issuance Resolution must be approved by a simple majority (50% plus one vote) of the votes cast at the Meeting by Shareholders, present in person or by proxy.

When does Kinross expect the Arrangement to be effective?

        Kinross expects to complete the Arrangement in September, 2010. As the Arrangement is conditional upon the receipt of a number of regulatory, court and shareholder approvals, the exact timing of completion of the Arrangement cannot be predicted.

What does Kinross' board of directors think of the Arrangement?

        After careful consideration of the Arrangement, the Board has UNANIMOUSLY RECOMMENDED that Shareholders VOTE IN FAVOUR of the Share Issuance Resolution.

Has Kinross received a fairness opinion in connection with the Arrangement?

        In connection with the Arrangement, the Board received a written opinion from each of Morgan Stanley, BMO, GMP and Rothschild, to the effect that, as of August 2, 2010 and based upon and subject to the various assumptions, explanations, qualifications and limitations set forth in their respective opinions, the Consideration to be paid by Kinross pursuant to the Arrangement is fair, from a financial point of view, to Kinross. The full text of the opinions can be found at Schedules D, E, F and G to this Circular, respectively. Morgan Stanley was engaged by Kinross solely to provide a financial opinion to the Board, and will not be paid a fee that is contingent on the outcome of the Arrangement. See the section of the Circular entitled "The Arrangement — Fairness Opinions".

What other conditions must be satisfied to complete the Arrangement?

        The Arrangement is conditional upon the receipt of, among other things, the approval of the Share Issuance Resolution by a simple majority (50% plus one vote) of votes cast at the Meeting by Shareholders, present in person or by proxy, the approval of the Arrangement Resolution by at least two-thirds of the votes cast by Red Back Shareholders at the Red Back Meeting, Competition Act Approval and the Final Order from the Court. See the sections of the Circular entitled "The Arrangement Agreement — Conditions", "The Arrangement — Approvals" and "The Arrangement — Regulatory Matters".

Am I entitled to dissent rights?

        No. Kinross Shareholders are not entitled to dissent rights in connection with the actions to be taken at the Meeting.

How many Kinross Shares could be issued pursuant to the Arrangement?

        In connection with the Arrangement, Kinross expects to issue approximately 425 million Kinross Shares, based on the number of Red Back Shares outstanding as at August 2, 2010 (as represented to Kinross by Red Back in the Arrangement Agreement) and assuming that: (i) all of the Red Back Shares outstanding as at August 2, 2010 are acquired upon completion of the Arrangement, and (ii) all holders of Red Back Options elect to receive Replacement Options based on the Option Exchange Ratio rather than exercise their Red Back Options in advance of the successful completion of the Arrangement, and all such Replacement Options are subsequently exercised for Kinross Shares in accordance with their terms. In addition, approximately 26 million Kinross Shares would be issuable in the event that all of the Warrants are exercised prior to the expiry date of the Warrants.

How does Kinross intend to pay for the Arrangement?

        Kinross has agreed to pay 1.778 Kinross Shares plus 0.11 of a Warrant for each Red Back Share. Each whole Warrant is exercisable for a period of four years following the completion of the Arrangement at an exercise price of $21.30 per Kinross Share. The issuance of the Consideration Shares to Red Back Shareholders requires Kinross Shareholder Approval.

        Red Back Shareholders will not be entitled to fractional Kinross Shares or fractional Warrants in connection with the Arrangement. Where the consideration owing to such a Red Back Shareholder would otherwise result in a fractional Kinross Share being issued, the Red Back Shareholder will receive a cash payment in lieu of the fractional share amount. Where the consideration owing to a Red Back Shareholder would otherwise result in a fractional Warrant being issued, the number of Warrants to be received by such Red Back Shareholder will be rounded to the nearest whole Warrant. See the sections of the Circular entitled "The Arrangement — Fractional Shares and Fractional Warrants" and "The Arrangement — Arrangement Consideration".

How will the Arrangement affect my ownership and voting rights as a Shareholder of Kinross?

        As noted above, Kinross expects to issue approximately 425 million Kinross Shares (on a fully diluted basis) in connection with the Arrangement, which would result in there being a total of approximately 1.1 billion Kinross Shares issued and outstanding (based on the number of Kinross Shares outstanding as at August 2, 2010) immediately following the completion of the Arrangement, with Shareholders holding in the aggregate approximately 63% of the Kinross Shares following completion of the Arrangement and Red Back Shareholders holding approximately 37% of the Kinross Shares (on both a non-diluted and fully diluted basis). As a result of this issuance, the Shareholders' ownership and voting interests in the combined company will be diluted, relative to their current proportional ownership and voting interest in Kinross.

Are there risks I should consider in connection with the Arrangement?

        Yes. A number of risk factors that you should consider in connection with the Arrangement are described in the section of this Circular entitled "Risk Factors".

How do I vote?

        If you are a registered Shareholder, you may vote your Kinross Shares in person at the Meeting or you may sign the enclosed form of proxy appointing the persons named in the proxy or some other person you choose, who need not be a Shareholder, to represent you as a proxyholder and vote your shares at the Meeting.

        If your Kinross Shares are held in an account with a bank, trust company, securities broker, trustee or other nominee, please refer to the answer to the question "How do I vote if my Kinross Shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?"

How do I vote my Kinross Shares in person?

        If you are a registered Shareholder and plan to attend the Meeting on September 15, 2010, and wish to vote your Kinross Shares in person, do not complete the enclosed form of proxy, as your vote will be taken and counted at the Meeting. Please register with the Company's transfer agent and registrar, Computershare Investor Services Inc. (the "Transfer Agent"), upon arrival at the Meeting. If your Kinross Shares are held in an account with a nominee, please see the answer to the question "How do I vote if my Kinross Shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?"

How do I know if I am a "registered" Shareholder or a "beneficial" Shareholder?

        A holder of Kinross Shares may own such shares in one or both of the following ways:

  1.
  If a Shareholder is in possession of a physical share certificate, such Shareholder is a "registered Shareholder" and his or her name and address are known to Kinross through the Transfer Agent.

  2.
  If a Shareholder owns Kinross Shares through a bank, broker or other nominee, such Shareholder is a "beneficial Shareholder" and he or she will not have a physical share certificate. Such Shareholder will have an account statement from his or her bank or broker as evidence of his or her Kinross Share ownership.

        A registered Shareholder may vote a proxy in his or her own name at any time by telephone, internet or by mail, in accordance with the instructions appearing on the enclosed form of proxy and/or a registered Shareholder may attend the Meeting and cast a ballot. Because a registered Shareholder is known to Kinross and its Transfer Agent, his or her account can be confirmed and his or her vote recorded or changed if such registered Shareholder has previously voted. This procedure prevents a Shareholder from voting his or her Kinross Shares more than once. Only the registered Shareholder's latest voting instructions received by the Company prior to the deadline for the deposit of proxies will be valid.

        Most Shareholders are "beneficial owners" who are non-registered Shareholders. Their Kinross Shares are registered in the name of an intermediary, such as a bank, trust company, securities broker, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as CDS Clearing and Depository Services Inc.). Intermediaries have obligations to forward Meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

What constitutes a quorum at the Meeting?

        A quorum for the Meeting shall be a person or persons present and holding or representing by proxy not less than 5% of the total number of issued and outstanding Kinross Shares having voting rights at the Meeting. No business shall be transacted at the Meeting unless the requisite quorum is present at the commencement of the Meeting. If a quorum is present at the commencement of the Meeting, a quorum shall be deemed to be present during the remainder of the Meeting.

What happens if I sign the enclosed form of proxy?

        Signing the enclosed form of proxy gives authority to John E. Oliver or Shelley M. Riley (the "Named Proxyholders") to vote your Kinross Shares at the Meeting in accordance with your instructions. A Shareholder who wishes to appoint another person (who need not be a Shareholder) to represent the Shareholder at the Meeting may either insert the person's name in the blank space provided in the form of proxy or complete another proper form of proxy.

What do I do with my completed form of proxy?

        The completed proxy must be deposited at the office indicated on the enclosed envelope no later than 10:00 a.m. (Toronto time) on September 13, 2010, or on a day (excluding Saturdays, Sundays and holidays) which is at least 48 hours before the time of the Meeting or any adjourned Meeting.

If I change my mind, can I take back my proxy once I have given it?

        A Shareholder who has voted by proxy may revoke it any time prior to its use. To revoke a proxy, a registered Shareholder may deliver a written notice to the registered office of the Company at 25 York Street, Suite 1700, Toronto, Ontario, M5J 2V5, Fax (416) 363-6622; Attention: Corporate Secretary, or at the offices of Computershare Investor Services Inc., 100 University Avenue, 11th floor, Toronto, Ontario, M5J 2Y1 at any time up to 10:00 a.m. (Toronto time) on the last business day before the Meeting or any adjournment or postponement of the Meeting. A proxy may also be revoked on the day of the Meeting or any adjournment of the Meeting by a registered Shareholder by delivering written notice to the chair of the Meeting. In addition, the proxy may be revoked by any other method permitted by applicable law. The written notice of revocation may be executed by the Shareholder or by an attorney who has the Shareholder's written authorization. If the Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

How will my Kinross Shares be voted if I give my proxy?

        If you appoint the Named Proxyholders as your proxyholders, the Kinross Shares represented by the form of proxy will be voted or withheld from voting, in accordance with your instructions as indicated on the form, on any ballot that may be called for. In the absence of instructions from you, such Kinross Shares will be voted FOR the Share Issuance Resolution.

What if amendments are made to these matters or other business is brought before the Meeting?

        The accompanying form of proxy confers discretionary authority on the Named Proxyholders with respect to any amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Meeting and the named proxies in your properly executed proxy will vote on such matters in accordance with their judgment. At the date of this Circular, management of Kinross is not aware of any such amendments, variations or other matters which are to be presented for action at the Meeting.

How many Kinross Shares are entitled to vote?

        As of August 11, 2010, the Record Date for the Meeting, there were 703,889,502 Kinross Shares outstanding, each Kinross Share carrying the right to one vote per Kinross Share.

Who are the principal Shareholders of the Company?

        To the knowledge of the Directors and executive officers of the Company, other than BlackRock Inc. (on behalf of its investment advisory subsidiaries) which is the holder of 100,790,555 Kinross Shares (representing 14.32% of the issued and outstanding Kinross Shares as at June 30, 2010), as of the date of this Circular, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company. See the Section of the Circular entitled, "Voting Securities and Principal Holders of Voting Securities".

How do I vote if my Kinross Shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?

        Only registered Shareholders of Kinross Shares, or the persons they appoint as proxies, are permitted to attend and vote at the Meeting. If your Kinross Shares are held in an account with a bank, trust company, securities broker, trustee or other financial institution, they will not be registered in your name and instead will be registered in the name of a nominee. As required by Canadian securities legislation, you will have received from your nominee either a request for voting instructions or a form of proxy for the number of Kinross Shares you hold unless you have instructed the nominee otherwise. The purpose of this procedure is to permit beneficial Shareholders to direct the voting of the Kinross Shares they beneficially own. Each nominee has its own signing and return instructions, which you should carefully follow to ensure your Kinross shares will be voted. If you are a beneficial Shareholder and wish to:

  •
  vote in person at the Meeting; or

  •
  change voting instructions given to your nominee; or

  •
  revoke voting instructions given to your nominee and vote in person at the Meeting,

follow the instructions given by your nominee or contact your nominee to discuss what procedure to follow.

What if I have other questions?

        If you have questions, you may contact the proxy solicitation agent, Kingsdale Shareholder Services Inc., by (i) telephone, toll-free in North America at 1-866-581-1479 or at 416-867-2272 outside of North America, (ii) facsimile to (416) 867-2271 or, toll-free in North America, to 1-866-545-5580; (iii) mail to The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com.

 GLOSSARY OF TERMS

"Acquisition Proposal" means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only a party to the Arrangement Agreement and/or one or more of its wholly-owned subsidiaries, any offer, proposal or inquiry from any person or group of persons, whether or not in writing and whether or not delivered to the shareholders of a party to the Arrangement Agreement, after the date of the Arrangement Agreement relating to: (a) any acquisition or purchase, direct or indirect, of: (i) the assets of that party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of that party and its subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of a party and its subsidiaries, taken as a whole, or (ii) 20% or more of any voting or equity securities of that party or any one or more of its subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of that party and its subsidiaries, taken as a whole; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such person or group of persons beneficially owning 20% or more of any class of voting or equity securities of that party; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving that party and/or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of that party and its subsidiaries, taken as a whole;

"Arrangement" means the arrangement of Red Back under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both Red Back and Kinross, each acting reasonably);

"Arrangement Agreement" means the arrangement agreement dated August 2, 2010 between Red Back and Kinross, as the same may be amended, supplemented or otherwise modified in accordance with the terms therein, a copy of which is attached as Schedule B to the Circular;

"Arrangement Resolution" means the special resolution of the Red Back Shareholders approving the Plan of Arrangement that is to be considered at the Red Back Meeting;

"Articles of Arrangement" means the articles of arrangement of Red Back to be filed with the director appointed pursuant to Section 260 of the CBCA in compliance with the CBCA after the Final Order is made, which shall be in form and content satisfactory to Red Back and Kinross, each acting reasonably;

"Authorization" means any authorization, order, permit, approval, grant, licence, registration, consent, clearance, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not having the force of law, and includes any environmental permit;

"beneficial Shareholder" or "beneficial owner" means a non-registered Shareholder or, more specifically, a Shareholder that holds its/his/her Kinross Shares through an intermediary such as a bank, broker or other nominee;

"BMO" means BMO Nesbitt Burns Inc., the lead financial advisor to Kinross in respect of the Arrangement;

"BMO Fairness Opinion" means the written fairness opinion of BMO dated August 2, 2010, delivered to the Board in connection with the Arrangement, the full text of which is set out as Schedule E to the Circular;

"Board" means, the board of directors of Kinross as the same is constituted from time to time;

"CBCA" means the Canada Business Corporations Act and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Certificate of Arrangement" means the certificate of arrangement to be issued by the director appointed pursuant to Section 260 of the CBCA pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

"Circular" means this management information circular dated August 16, 2010;

"CIM" has the meaning given to that term in the section of the Circular entitled "Notice to Securityholders in the United States";

"Change of Control Proposal" means any offer, proposal or inquiry from any person or group of persons, whether or not in writing and whether or not delivered to the shareholders of a party to the Arrangement Agreement, after the date of the Arrangement Agreement relating to: (a) any acquisition or purchase, direct or indirect, of: (i) the assets of a party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 50% or more of the consolidated assets of a party or which contribute 50% or more of the consolidated revenue of a party or (ii) 50% or more of any voting or equity securities of a party or any one or more of its subsidiaries that, individually or in the aggregate, contribute 50% or more of the consolidated revenues or constitute 50% or more of the consolidated assets of a party; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such person or group of persons beneficially owning 50% or more of any class of voting or equity securities of a party; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party and/or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 50% or more of the consolidated assets or revenues, as applicable, of a party;

"Chirano Property" means Red Back's Chirano Gold Mine in the Republic of Ghana, which is owned by Chirano Gold Mines Limited, a subsidiary of Red Back;

"Commissioner" means the Commissioner of Competition appointed under the Competition Act;

"Company" or "Kinross" means Kinross Gold Corporation, and its subsidiaries;

"Competition Act" means the Competition Act (Canada), as amended from time to time;

"Competition Act Approval" means that the Commissioner: (a) shall have issued an advance ruling certificate, or (b) the applicable waiting period under section 123 of the Competition Act shall have expired or been terminated by the Commissioner, or the obligation to submit a notification shall have been waived under paragraph 113(c) of the Competition Act, and the Commissioner shall have issued a No-Action Letter;

"Consideration" means the consideration to be received by the Red Back Shareholders pursuant to the Plan of Arrangement as consideration for their Red Back Shares, consisting of 1.778 Kinross Shares and 0.11 of a Warrant per Red Back Share;

"Consideration Shares" means the Kinross Shares to be issued to Red Back Shareholders pursuant to the Arrangement;

"Current Market Price of the Kinross Shares" means at any date, the weighted average price per Kinross Share at which the Kinross Shares have traded on the TSX (or if the Kinross Shares are not listed on the TSX, then on the stock exchange on which the greatest volume of Kinross Shares were traded during the period referenced below, or if the Kinross Shares are not so listed on any stock exchange, then on the over-the-counter market on which the Kinross Shares are traded as selected by the Board for such purpose) during the 20 most recent trading days immediately preceding such date;

"Court" means the Supreme Court of British Columbia;

"Depositary" means Computershare Investor Services Inc.;

"Director" means a member of the Board of Kinross;

"Dividends Paid in the Ordinary Course" means dividends or other distributions by Kinross to Shareholders in any fiscal year of Kinross, whether regular, special or extraordinary, and whether in (i) cash, (ii) shares of Kinross, (iii) rights, options or warrants to acquire any shares of Kinross or property or other assets of Kinross (other than rights, options or warrants referred to in paragraphs (c) and (d) in the section of the Circular entitled, "Information Concerning Kinross — Warrants — Anti-Dilution Adjustment Provisions") at a purchase or exercise price of at least 100% of the fair market value of the shares or property or assets purchasable as of the date of distribution of such rights, options or warrants, or (iv) property or other assets of Kinross or any of its subsidiaries; provided that the amount or value of such dividends or other distributions (any such shares, rights, options or warrants or property or other assets so distributed to be valued at the fair market value of such shares, rights, options or warrants or property or other assets, as the case may be, as determined by the Board) in the aggregate does not in such fiscal year exceed the greater of (x) 200% of the aggregate amount or value of dividends and other distributions paid by Kinross on the Kinross Shares in the 12-month period ending immediately prior to the first day of such fiscal year; and (y) 100% of the consolidated net earnings from continuing operations of Kinross, before any extraordinary items or charges but after dividends payable on all shares ranking prior to or on a parity with the Kinross Shares with respect to the payment of dividends, for the 12-month period ending immediately prior to the first day of such fiscal year (such consolidated net earnings from continuing operations to be computed in accordance with Canadian generally accepted accounting principles);

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

"Effective Time" has the meaning given to that term in the Plan of Arrangement;

"Exercise Price" has the meaning given to that term in the section of the Circular entitled, "Information Concerning Kinross — Warrants";

"Final Order" means the final order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to Red Back and Kinross, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Red Back and Kinross, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Red Back and Kinross, each acting reasonably) on appeal;

"Foreign Antitrust Filing" means a filing that must be made by either Kinross or Red Back (or both parties) to a Governmental Entity under any applicable antitrust, competition or similar law applicable to the transactions contemplated by the Arrangement Agreement;

"Foreign Antitrust Clearance" means any applicable approval or clearance shall have been received from a Governmental Entity and/or any applicable waiting period shall have expired or been terminated or waived by a Governmental Entity in relation to any Foreign Antitrust Filing identified in writing to Kinross by Red Back in Section 5.2 of the Arrangement Agreement and which Foreign Antitrust Filing Kinross, acting reasonably, has agreed is required to be made to consummate the transactions contemplated by the Arrangement Agreement;

"Governmental Entity" means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the TSX or the NYSE; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"GMP" means GMP Securities L.P., a financial advisor to Kinross in respect of the Arrangement;

"GMP Fairness Opinion" means the written fairness opinion of GMP dated August 2, 2010, delivered to the Board in connection with the Arrangement, the full text of which is set out as Schedule F to the Circular;

"Interim Order" means the interim order of the Court contemplated by the Arrangement Agreement and made pursuant to Section 192(3) of the CBCA, in a form acceptable to Red Back and Kinross, each acting reasonably, providing for, among other things, the calling and holding of the Red Back Meeting, as the same may be amended by the Court with the consent of Red Back and Kinross, each acting reasonably;

"Key Third Party Consent" means the consent required to be obtained by Kinross from its lenders under the third amended and restated credit agreement, dated as of November 2, 2009, in connection with the Arrangement;

"Key Voting Agreements" means the Voting Agreements with Lukas Lundin, Rick Clark and Simon Jackson;

"Kingsdale" means Kingsdale Shareholder Services Inc., Kinross' proxy solicitation agent;

"Kinross Change in Recommendation" has the meaning given to that term in the section of the Circular entitled, "The Arrangement Agreement — Termination";

"Kinross Confidentiality Agreement" means the confidentiality agreement between Kinross and Red Back dated April 18, 2010, pursuant to which Kinross has provided confidential information about its business to Red Back;

"Kinross Expense Fee" means Cdn.$15 million;

"Kinross Material Adverse Effect" means any one or more changes, effects, events, occurrences or states of fact, either individually or in the aggregate, that is, or would reasonably be expected to be, material and adverse to the assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, results of operations, capital, property, obligations (whether absolute, accrued, conditional or otherwise) or financial condition of Kinross and its subsidiaries taken as a whole, other than changes, effects, events, occurrences or states of fact resulting from: (a) a change in the market price of the Kinross Shares following and reasonably attributable to the public announcement of the execution of the Arrangement Agreement and the transactions contemplated thereby; (b) any changes affecting the global gold mining industry generally; (c) any change in the market price of gold; or (d) general economic, financial, currency exchange, securities or commodity market conditions in Canada or the United States; provided, however, that with respect to clauses (b), (c) and (d), such changes do not relate primarily to Kinross and its subsidiaries, taken as a whole, or does not have a disproportionate effect on Kinross and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the gold mining industry; and references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a "Kinross Material Adverse Effect" has occurred;

"Kinross Shareholder Approval" means the approval by the Kinross Shareholders by ordinary resolution of the issuance of the Consideration Shares, Warrants, Warrant Shares and Option Shares at the Kinross Meeting, in accordance with the policies of the TSX and NYSE;

"Kinross Shares" means common shares in the capital of the Company;

"Kinross Termination Fee" means Cdn.$250 million;

"Kinross Termination Fee Event" has the meaning given to that term in the section of the Circular entitled, "The Arrangement Agreement — Termination and Expense Fees";

"Kinross Warrant Agreement" has the meaning given to that term in the section of the Circular entitled, "Information Concerning Kinross — Warrants";

"Kinross Warrant Certificates" has the meaning given to that term in the section of the Circular entitled, "Information Concerning Kinross — Warrants";

"Locked-up Shareholders" means Lukas Lundin, Rick Clark, Simon Jackson, Michael Hunt, Brian Edgar, Robert Chase, George Brack, Alessandro Bitelli, Kevin Ross, Hugh Stuart and certain Red Back Shareholders, who together hold 9,587,844 Red Back Shares and 4,755,000 Red Back Options;

"Meeting" means the special meeting of shareholders of the Company to be held on September 15, 2010 at 10:00 a.m. Toronto time at the Metro Toronto Convention Centre, South Building, Rooms 713A and 713B, 222 Bremner Blvd., Toronto, Ontario;

"Morgan Stanley" means Morgan Stanley Canada Limited;

"Morgan Stanley Fairness Opinion" means the written opinion of Morgan Stanley dated August 2, 2010, delivered to the Board in connection with the Arrangement; the full text of such opinion is set out as Schedule D to the Circular;

"Named Proxyholders" means John E. Oliver or Shelley M. Riley;

"No-Action Letter" means a letter from the Commissioner advising either Kinross or Red Back (directly or through either party's counsel) in writing that she does not have grounds at that time on which to initiate proceedings before the Competition Tribunal under section 92 of the Competition Act for an order in respect of the transactions contemplated by the Arrangement Agreement;

"Notice of Meeting" means the Notice of Special Meeting of Shareholders accompanying this Circular;

"NYSE" means the New York Stock Exchange;

"OBCA" means Business Corporations Act (Ontario) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Option Exchange Ratio" means 1.778, plus an amount equal to the portion of a Kinross Share that, at the Effective Time, has a fair market value equal to 0.11 of a Warrant. For this purpose, the fair market value of a Warrant will be determined by Kinross and Red Back acting reasonably, using "Black-Scholes" or a similar analysis;

"Option Shares" means the Kinross Shares issuable on exercise of Replacement Options;

"Outside Date" means December 31, 2010, or such later date as may be agreed to in writing by Kinross and Red Back;

"Plan of Arrangement" means the plan of arrangement of Red Back, substantially in the form of Schedule A to the Arrangement Agreement, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of Red Back and Kinross, each acting reasonably;

"Proposed Agreement" means any agreement entered into by either Kinross or Red Back as contemplated by Section 7.1 and Section 7.2 of the Arrangement Agreement;

"Record Date" means the close of business (Toronto time) on August 11, 2010;

"Red Back 2007 Stock Option Plan" means the stock option plan of Red Back, approved by the Red Back Board on May 17, 2007 and by the Red Back Shareholders on June 27, 2007;

"Red Back 2009 Stock Option Plan" means the stock option plan of Red Back approved by the Red Back Board on December 22, 2009 and by the Red Back Shareholders on May 10, 2010;

"Red Back Board" means the board of directors of Red Back as the same is constituted from time to time;

"Red Back Change in Recommendation" has the meaning given to that term in the section of the Circular entitled "The Arrangement Agreement — Termination";

"Red Back Circular" means the notice of the Red Back Meeting and accompanying management information circular, dated August 16, 2010, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Red Back Shareholders in connection with the Red Back Meeting, as amended, supplemented or otherwise modified from time to time;

"Red Back Confidentiality Agreement" means the confidentiality agreement between Kinross and Red Back dated January 26, 2010, as amended May 4, 2010, pursuant to which Red Back has provided confidential information about its business to Kinross;

"Red Back Disclosure Letter" means the disclosure letter executed by Red Back and delivered to Kinross prior to the execution of the Arrangement Agreement;

"Red Back DSU" means a deferred share unit issued under the Red Back DSU Plan;

"Red Back DSU Plan" means the deferred share unit plan adopted by the Red Back Board on October 16, 2009;

"Red Back Expense Fee" means Cdn.$15 million;

"Red Back Material Adverse Effect" means any one or more changes, effects, events, occurrences or states of fact, either individually or in the aggregate, that is, or would reasonably be expected to be, material and adverse to (x) the assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, results of operations, capital, property, obligations (whether absolute, accrued, conditional or otherwise) or financial condition of Red Back and its subsidiaries taken as a whole, or (y) the continued ownership, development and operation of either of the Chirano Property or the Tasiast Property, in each case other than changes, effects, events, occurrences or states of fact resulting from: (a) a change in the market price of the Red Back Shares following and reasonably attributable to the public announcement of the execution of the Arrangement Agreement and the transactions contemplated thereby, (b) any changes affecting the global gold mining industry generally; (c) any change in the market price of gold; (d) general economic, financial, currency exchange, securities or commodity market conditions in Canada or the United States; (e) any failure by Red Back to meet guidance announced by Red Back with respect to Red Back's 2010 second quarter results (it being agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Red Back Material Adverse Effect may be taken into account in determining whether a Red Back Material Adverse Effect has occurred); or (f) any action taken upon Kinross' request; provided, however, that with respect to clauses (b), (c) and (d), such changes do not relate primarily to Red Back and its subsidiaries, taken as a whole, or does not have a disproportionate effect on Red Back and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the gold mining industry and references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a "Red Back Material Adverse Effect" has occurred;

"Red Back Meeting" means the special meeting of Red Back Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

"Red Back Options" means the outstanding options to purchase Red Back Shares granted under the Red Back 2007 Stock Option Plan or the Red Back 2009 Stock Option Plan;

"Red Back SAR" means a cash-settled share appreciation right issued under the Red Back SAR Plan;

"Red Back SAR Plan" means the share appreciation rights plan adopted by the Red Back Board on October 16, 2009;

"Red Back Shareholders" means the holders of Red Back Shares;

"Red Back Shareholder Approval" means approval by the Red Back Shareholders at the Red Back Meeting of the Arrangement Resolution;

"Red Back Shares" means the common shares in the capital of Red Back;

"Red Back Termination Fee" means an amount equal to Cdn.$217 million;

"Red Back Termination Fee Event" has the meaning given to that term in the section of the Circular entitled "The Arrangement Agreement — Termination and Expense Fees";

"Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, including Competition Act Approval and, if applicable, any Foreign Antitrust Clearance;

"registered Shareholder" means a Shareholder of the Company in possession of a physical Kinross Share certificate as recorded with the Transfer Agent;

"Replacement Option" has the meaning given to that term in the section of the Circular entitled "The Arrangement — Replacement Options";

"Rothschild" means Rothschild Inc., a financial advisor to Kinross in respect of the Arrangement;

"Rothschild Fairness Opinion" means the written fairness opinion of Rothschild dated August 2, 2010, delivered to the Board in connection with the Arrangement, the full text of which is set out as Schedule G to the Circular;

"SEC" means the United States Securities and Exchange Commission;

"Share Issuance Resolution" means the ordinary resolution approving the issuance of the Consideration Shares, Warrants, Warrant Shares and Option Shares as more particularly set forth as Schedule A to the Circular;

"Shareholder" means a holder of Kinross Shares;

"Superior Proposal" means an unsolicited bona fide Acquisition Proposal made by a third party to a party or its shareholders in writing after the date of the Arrangement Agreement: (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, all of the Red Back Shares or all of the Kinross Shares and offering or making available the same consideration in form and amount per share to all shareholders of the party to be purchased or otherwise acquired; (ii) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (iii) is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available to the satisfaction of the board of directors of such party, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel); (iv) which is not subject to a due diligence and/or access condition; (v) that did not result from a breach of Section 7.1 of the Arrangement Agreement or Section 7.2 of the Arrangement Agreement, as the case may be, by the receiving party or its representatives; (vi) is made available to all Red Back or Kinross Shareholders, as the case may be, on the same terms and conditions; (vii) in respect of which the board of directors of such party determines in good faith (after receipt of advice from its outside legal counsel with respect to (x) below and financial advisors with respect to (y) below) that (x) failure to recommend such Acquisition Proposal to its shareholders would be inconsistent with its fiduciary duties and (y) which would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to its shareholders from a financial point of view than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by the other party pursuant to Subsection 7.1(f) of the Arrangement Agreement or Subsection 7.2(f) of the Arrangement Agreement, as the case may be);

"Tasiast Property" means Red Back's Tasiast Gold Mine in the Islamic Republic of Mauritania, which is owned by Tasiast Mauritanie Limited S.A., a subsidiary of Red Back;

"Tax Act" means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Transfer Agent" means the transfer agent and registrar of the Company, Computershare Investor Services Inc.;

"TSX" means the Toronto Stock Exchange;

"United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;

"U.S. Person" has the meaning ascribed to it in Rule 902 of Regulation S of the U.S. Securities Act;

"U.S. Securities Act" means the United States Securities Act of 1933 as amended and the rules and regulations promulgated thereunder;

"Voting Support Agreements" means the voting support agreements (including all amendments thereto) between Kinross and each of the Locked-up Shareholders, setting forth the terms and conditions upon which they have agreed, among other things, to vote their Red Back Shares in favour of the Arrangement Resolution;

"Warrant" means a warrant to acquire a Kinross Share, having an expiry date that is four years following the Effective Date and an exercise price of $21.30 per Kinross Share, provided that: (i) the Warrants may not be exercised by any holder during the 40-day period following the Effective Date; and (ii) the Warrants may not be exercised at any time by any holder who is in the United States (within the meaning of Regulation S under the U.S. Securities Act) or who is a U.S. Person;

"Warrant Agent" has the meaning given to that term in the section of the Circular entitled, "Information Concerning Kinross — Warrants"; and

"Warrant Shares" means the Kinross Shares issuable on exercise of the Warrants.

 SELECTED KINROSS UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        The selected unaudited pro forma consolidated financial information set forth below should be read in conjunction with Kinross' unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Schedule C to the Circular. The pro forma consolidated balance sheet has been prepared from the unaudited consolidated balance sheet of Kinross as at June 30, 2010 and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on June 30, 2010. The pro forma consolidated statement of operations for the year ended December 31, 2009 and the six month period ended June 30, 2010 have been prepared, respectively, from the audited statements of operations of Kinross for the year ended December 31, 2009 and the unaudited interim consolidated statement of operations of Kinross for the six month period ended June 30, 2010 and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on January 1, 2009.

        The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between Kinross and Red Back. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Kinross and the accompanying notes included in Schedule C to the Circular.

(in millions of U.S. dollars)	Six months ended June 30, 2010	Year ended December 31, 2009
Statement of operations data:
Revenue	1,595.2	2,730.5
Operating earnings	450.9	667.3

Net earnings	244.7	349.5
(in U.S. dollars)
Per Kinross Share data:
Basic earnings per share	0.22	0.32
Diluted earnings per share	0.22	0.31

(in millions of U.S. dollars)	As at June 30, 2010
Balance sheet data:
Cash and cash equivalents and short term investments	1,391.8
Total assets	15,530.4

Total debt, including current portion	710.9
Total liabilities	2,702.1

Shareholders' equity	12,644.5

 GENERAL PROXY INFORMATION

Solicitation of Proxies

        This Circular is furnished in connection with the solicitation of proxies by management of Kinross for use at the Meeting. The Meeting will be held on September 15, 2010 or any adjournment or postponement thereof at the time and place and for the purposes set forth in the accompanying Notice of Meeting. It is expected that solicitation of proxies will be primarily by mail but may also be in person or by telephone by the directors, officers and regular employees of the Company. The Company will also be using the services of Kingsdale to solicit proxies. If you have questions, you may contact the proxy solicitation agent, Kingsdale Shareholder Services Inc., by (i) telephone, toll-free in North America at 1-866-581-1479 or at 416-867-2272 outside of North America, (ii) facsimile to (416) 867-2271 or, toll-free in North America, to 1-866-545-5580; (iii) mail to The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com. The cost of solicitation will be borne by the Company.

        To the Company's knowledge, each of the Directors and officers of the Company intends to vote their Kinross Shares in favour of the Share Issuance Resolution.

Appointment and Revocation of Proxies

        The Named Proxyholders are a Director and an officer of the Company, respectively. A Shareholder who wishes to appoint another person (who need not be a Shareholder) to represent the Shareholder at the Meeting may either insert the person's name in the blank space provided in the form of proxy or complete another proper form of proxy.

        The proxy must be in writing and signed by the Shareholder or by the Shareholder's attorney, duly authorized in writing or, if the Shareholder is a body corporate or association, signed by any individual authorized by a resolution of the directors or governing body of the body corporate or association. A proxy will only be valid if it is duly completed, signed, dated and received at the office of the Transfer Agent, Computershare Investor Services Inc., Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario M5J 2Y1 (fax: (416) 263-9261), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting or any adjournment or postponement thereof.

        A Shareholder who has voted by proxy may revoke it any time prior to its use. To revoke a proxy, a registered Shareholder may deliver a written notice to the registered office of the Company at 25 York Street, Suite 1700, Toronto, Ontario, M5J 2V5, Fax (416) 363-6622; Attention: Corporate Secretary, or at the offices of Computershare Investor Services Inc., 100 University Avenue, 11th floor, Toronto, Ontario, M5J 2Y1 at any time up to 10:00 a.m. (Toronto time) on the last business day before the Meeting or any adjournment or postponement of the Meeting. A proxy may also be revoked on the day of the Meeting or any adjournment or postponement of the Meeting by a registered Shareholder by delivering written notice to the chair of the Meeting. In addition, the proxy may be revoked by any other method permitted by applicable law. The written notice of revocation may be executed by the Shareholder or by an attorney who has the Shareholder's written authorization. If the Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney. Only registered Shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must arrange for their respective intermediaries to revoke the proxy on their behalf in accordance with any requirements of the intermediaries.

        If you have questions, you may contact the proxy solicitation agent, Kingsdale Shareholder Services Inc., by (i) telephone, toll-free in North America at 1-866-581-1479 or at 416-867-2272 outside of North America, (ii) facsimile to (416) 867-2271 or, toll-free in North America, to 1-866-545-5580; (iii) mail to The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com.

Voting of Proxies and Exercise of Discretion

        The accompanying form of proxy confers discretionary authority on the persons named in it as proxies with respect to any amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Meeting, or any adjournment or postponement thereof, and the named proxies in your properly executed proxy will vote on such matters in accordance with their judgment. At the date of this Circular, management of Kinross is not aware of any such amendments, variations or other matters which are to be presented for action at the Meeting.

        IN THE ABSENCE OF ANY SUCH INSTRUCTION, KINROSS SHARES WILL BE VOTED IN FAVOUR OF THE SHARE ISSUANCE RESOLUTION.

Notice to Non-Registered (Beneficial) Shareholders

        The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Kinross Shares in their own name. Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of the Company as registered Shareholders can be recognized and acted upon at the Meeting or any adjournment or postponement thereof. If Kinross Shares are listed in an account statement provided to a Shareholder by a broker or other intermediary, then in almost all cases, those Kinross Shares will not be registered in the Shareholder's name on the records of the Company.

        Those Kinross Shares will more likely be registered under the name of the Shareholder's intermediary or an agent of that intermediary. In Canada, the vast majority of those Kinross Shares are registered under the name of "CDS & Co." (the registration name of CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by intermediaries can only be voted (for or against resolutions) upon the instructions of the beneficial Shareholders. Without specific instructions, the intermediaries are prohibited from voting Kinross Shares for their clients. The Company does not know for whose benefit the Kinross Shares registered in the name of CDS & Co., or another intermediary, are held.

        Applicable regulatory policy requires intermediaries to seek voting instructions from beneficial Shareholders in advance of Shareholder meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial Shareholders in order to ensure that their Kinross Shares are voted at the Meeting or any adjournment or postponement thereof. Often, the form of proxy supplied to a beneficial Shareholder by its intermediary is identical to the form of proxy provided to registered Shareholders, however, its purpose is limited to instructing the registered Shareholder on how to vote on behalf of the beneficial Shareholder. Beneficial Shareholders who wish to appear in person and vote at the Meeting should be appointed as their representatives at the Meeting in accordance with the directions of their intermediary. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scanable voting instruction form in lieu of the form of proxy. Beneficial Shareholders are requested to complete and return the voting instruction form to Broadridge by mail or fax. Alternatively, beneficial Shareholders can call a toll-free telephone number to vote the Kinross Shares held by the beneficial Shareholder or access Broadridge's dedicated voting website at www.proxyvote.com to deliver the beneficial Shareholder's voting instructions. Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Kinross Shares to be represented at the Meeting or any adjournment or postponement thereof. A beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Kinross Shares directly at the Meeting or any adjournment or postponement thereof. The voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Kinross Shares voted. Although a beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Kinross Shares registered in the name of an intermediary, a beneficial Shareholder may attend the Meeting as a proxyholder for the registered Shareholder and vote their Kinross Shares in that capacity. To do this, a beneficial Shareholder must enter their own name in the blank space on the form of proxy provided to them and return the form of proxy to their intermediary in accordance with the instructions provided by such intermediary well in advance of the Meeting.

 VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

        The Company is authorized to issue an unlimited number of Kinross Shares, of which 703,892,874 Kinross Shares were issued and outstanding as of August 13, 2010. Shareholders are entitled to receive notice of and to attend and vote at all meetings of the Shareholders of the Company, and each Kinross Share confers the right to one vote in person or by proxy at all meetings of the Shareholders of the Company.

        Shareholders at the close of business (Toronto time) on the Record Date are entitled to vote or to have their Kinross Shares voted at the Meeting.

        To the knowledge of the Directors and executive officers of the Company, other than as described below, as of the date of this Circular, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company:

Name	Number of Kinross Shares	% of Kinross Shares
BlackRock Inc.(1)
(on behalf of its investment advisory subsidiaries)	100,790,555	14.32%

(1)
Based on the public filings made by BlackRock Inc. and is as of June 30, 2010.

BUSINESS OF THE MEETING

        As set out in the Notice of Meeting, at the Meeting, Shareholders of the Company will be asked to consider and vote on the Share Issuance Resolution.

        Kinross Shareholder Approval is required in connection with the Arrangement by the rules and regulations of the NYSE and the TSX. In connection with the Arrangement, Kinross expects to issue approximately 425 million Kinross Shares, which is equal to approximately 60% of the non-diluted Kinross Shares outstanding immediately prior to the completion of the Arrangement. Pursuant to the listing rules of both the TSX and the NYSE, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% (in the case of the TSX) and 20% (in the case of the NYSE) of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. In order for the acquisition of Red Back to be completed, Kinross Shareholders must approve the Share Issuance Resolution.

        In connection with the Arrangement, Kinross expects to issue approximately 425 million Kinross Shares, based on the number of Red Back Shares outstanding as at August 2, 2010 (as represented to Kinross by Red Back in the Arrangement Agreement) and assuming that: (i) all of the Red Back Shares outstanding as at August 2, 2010 are acquired upon completion of the Arrangement, and (ii) all holders of Red Back Options elect to receive Replacement Options based on the Option Exchange Ratio rather than exercise their Red Back Options in advance of the successful completion of the Arrangement, and all such Replacement Options are subsequently exercised for Kinross Shares in accordance with their terms. In addition, approximately 26 million Kinross Shares would be issuable in the event that all of the Warrants are exercised prior to the expiry date of the Warrants. Following the successful completion of the Arrangement, Shareholders will hold approximately 63% of the Kinross Shares issued and outstanding, while Red Back Shareholders will hold approximately 37% of the Kinross Shares issued and outstanding (on both a non-diluted and fully diluted basis). In order for the acquisition of Red Back to be completed, the Share Issuance Resolution must be approved by a simple majority (50% plus one vote) of votes cast at the Meeting by Shareholders, present in person or by proxy.

Record Date

        The Board has passed a resolution to fix the close of business (Toronto time) on August 11, 2010 as the Record Date for the determination of the registered Shareholders that will be entitled to notice of the Meeting, and any adjournment or postponement of the Meeting, and that will be entitled to vote at the Meeting.

Outstanding Shares

        As of the Record Date, there were 703,889,502 Kinross Shares outstanding and entitled to vote at the Meeting.

THE ARRANGEMENT

General

        This section provides material information about the acquisition of Red Back and other information regarding the Arrangement.

        Both the Board and the Red Back Board have approved the Arrangement Agreement. The Arrangement Agreement and the Plan of Arrangement provide that Kinross will acquire all of the outstanding Red Back Shares subject to, among other things:

  •
  approval of the Share Issuance Resolution by Shareholders;

  •
  approval of the Arrangement Resolution by Red Back Shareholders;

  •
  approval of the Arrangement by the Court; and

  •
  receipt of Competition Act Approval and obtaining any Foreign Antitrust Clearance, if applicable.

        Pursuant to the Arrangement, Red Back will become a wholly-owned subsidiary of Kinross. On consummation of the Arrangement, (i) Kinross will acquire each outstanding Red Back Share (other than those held by Red Back Shareholders who properly exercise their dissent rights) in exchange for the Consideration and (ii) each outstanding Red Back Option shall be exchanged for a Replacement Option. Red Back Shareholders who properly exercise their dissent rights will be entitled to be paid the fair value of their Red Back Shares. Non-registered holders of Red Back Shares and holders of Red Back Options are not entitled to dissent rights. Dissenters' appraisal rights are not available to Kinross Shareholders in connection with the Arrangement. See the section of the Circular entitled "The Arrangement — Dissenting Shareholder Rights".

        If permitted by applicable laws, Kinross intends to delist the Red Back Shares from the TSX as soon as practicable following the Effective Date and to apply for a decision for Red Back to cease to be a reporting issuer under the securities laws of each province of Canada in which it is a reporting issuer.

When the Arrangement Becomes Effective

        Under the CBCA, the Court must approve the Plan of Arrangement. If, among other things, Kinross Shareholder Approval is obtained at the Kinross Meeting and Red Back Shareholder Approval is obtained at the Red Back Meeting, the Court will hold a hearing regarding the Final Order. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Plan of Arrangement

        Pursuant to the terms of the Plan of Arrangement, at the Effective Time, except as otherwise noted herein, the following shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality required on the part of any person, in each case effective as at the Effective Time:

  •
  each Red Back SAR issued and outstanding immediately prior to the Effective Time, whether vested or unvested, will be transferred by the holder thereof to Red Back and cancelled in exchange for a cash payment by Red Back equal to the amount by which the fair market value of the Consideration at the Effective Time (calculated in accordance with the requirements of the Red Back SAR Plan) exceeds the strike price of such Red Back SAR, less any required withholding taxes;

  •
  each Red Back DSU issued and outstanding immediately prior to the Effective Time, whether vested or unvested, will be transferred by the holder thereof to Red Back and cancelled in exchange for a cash payment by Red Back equal to the amount of the fair market value of the Consideration at the Effective Time (calculated in accordance with the requirements of the Red Back DSU Plan), less any required withholding taxes;

  •
  each Red Back Share (other than any Red Back Shares held by Kinross and any Red Back Shares in respect of which the Red Back Shareholder has validly exercised his, her or its dissent right) shall be deemed to be transferred to Kinross (free and clear of any liens, charges and encumbrances of any nature whatsoever) in exchange for the Consideration, subject to Article 4 of the Plan of Arrangement;

  •
  each Red Back Share in respect of which the Red Back Shareholder has validly exercised his, her or its dissent right shall be directly transferred and assigned by such dissenting shareholder to Kinross (free and clear of any liens, charges and encumbrances of any nature whatsoever) in accordance with Article 4 of the Plan of Arrangement;

  •
  with respect to each Red Back Share transferred and assigned to Kinross in accordance with the Plan of Arrangement: (a) the registered holder thereof shall cease to be the registered holder of such Red Back Share and the name of such registered holder shall be removed from the register of Red Back Shareholders as of the Effective Time; (b) the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Red Back Share in accordance with Subsection 3.1(c) of the Plan of Arrangement or Subsection 3.1(d) of the Plan of Arrangement, as applicable; and (c) Kinross will be the holder of all of the outstanding Red Back Shares and the register of Red Back Shareholders shall be revised accordingly;

  •
  each Red Back Option, which is outstanding and has not been duly exercised prior to the Effective Date, shall be exchanged for a fully vested Replacement Option to purchase from Kinross the number of Kinross Shares (rounded down to the nearest whole share) equal to: (i) the Option Exchange Ratio multiplied by (ii) the number of Red Back Shares subject to such Red Back Option immediately prior to the Effective Date; and

  •
  the Red Back DSU Plan and Red Back SAR Plan shall be terminated.

        Following the receipt of the Final Order and prior to the Effective Date, Kinross shall deliver or arrange to be delivered to the Depositary certificates representing the Consideration Shares and Warrants, and any cash in respect of fractional Kinross Shares otherwise issuable, required to be issued to former Red Back Shareholders in accordance with the provisions of the Plan of Arrangement, which certificates shall be held by the Depositary as agent and nominee for such former Red Back Shareholders for distribution to such former Red Back Shareholders in accordance with the provisions of the Plan of Arrangement.

        In connection with the Arrangement, Kinross expects to issue approximately 425 million Kinross Shares, based on the number of Red Back Shares outstanding as at August 2, 2010 (as represented to Kinross by Red Back in the Arrangement Agreement) and assuming that: (i) all of the Red Back Shares outstanding as at August 2, 2010 are acquired upon completion of the Arrangement, and (ii) all holders of Red Back Options elect to receive Replacement Options based on the Option Exchange Ratio rather than exercise their Red Back Options in advance of the successful completion of the Arrangement, and all such Replacement Options are subsequently exercised for Kinross Shares in accordance with their terms. In addition, approximately 26 million Kinross Shares would be issuable in the event that all of the Warrants are exercised prior to the expiry date of the Warrants.

        Following the successful completion of the Arrangement, Shareholders will hold approximately 63% of the Kinross Shares issued and outstanding, while Red Back Shareholders will hold approximately 37% of the Kinross Shares issued and outstanding (on both a non-diluted and fully diluted basis).

Fractional Shares and Fractional Warrants

        In no event shall any holder of Red Back Shares be entitled to a fractional Kinross Share or a fractional Warrant. Where (a) the aggregate number of Kinross Shares to be issued to a Red Back Shareholder as consideration under the Arrangement would result in a fraction of a Kinross Share being issuable, the number of Kinross Shares to be received by such Red Back Shareholder shall be rounded down to the nearest whole

Kinross Share and in lieu of a fractional Kinross Share, the Red Back Shareholder will receive a cash payment in Canadian dollars (rounded down to the nearest cent) determined on the basis of an amount equal to (i) the volume weighted average trading price on the TSX of the Kinross Shares over the five business days ending one business day before the Effective Date, multiplied by the (ii) fractional share amount; and (b) the aggregate number of Warrants to be issued to any Red Back Shareholder as consideration under the Arrangement would result in a fraction of a Warrant being issuable, the number of Warrants to be received by such Red Back Shareholder will be rounded to the nearest whole Warrant. All cash payable in lieu of fractional Kinross Shares will be denominated in Canadian dollars.

Replacement Options

        As of August 2, 2010, there were outstanding Red Back Options which, when vested, would be exercisable to acquire a total of 6,191,336 Red Back Shares.

        Each Red Back Option which is outstanding and has not been duly exercised prior to the Effective Date shall be exchanged for a fully vested Replacement Option to purchase from Kinross the number of Kinross Shares (rounded down to the nearest whole share) equal to: (i) the Option Exchange Ratio multiplied by (ii) the number of Red Back Shares subject to such Red Back Option immediately prior to the Effective Date. Such Replacement Option shall provide for an exercise price per Kinross Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Red Back Share otherwise purchasable pursuant to such Red Back Option; divided by (y) the Option Exchange Ratio. All terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Red Back Option for which it was exchanged, and shall be governed by the terms of the applicable Red Back Option Plan and any certificate or option agreement previously evidencing the Red Back Option shall thereafter evidence and be deemed to evidence such Replacement Option and such Replacement Options shall be designed to meet the requirements under subsection 7(1.4) of the Tax Act.

Arrangement Consideration

        Kinross has agreed to pay 1.778 Kinross Shares plus 0.11 of a Warrant for each Red Back Share. Each whole Warrant is exercisable for a period of four years following closing of the Arrangement at an exercise price of $21.30 per Kinross Share. The issuance of the Consideration Shares to Red Back Shareholders requires Kinross Shareholder Approval.

        Red Back Shareholders will not be entitled to fractional Kinross Shares or fractional Warrants in connection with the Arrangement. Where the consideration owing to such a Red Back Shareholder would otherwise result in a fractional Kinross Share or fractional Warrant being issued, the Red Back Shareholder will receive a cash payment in lieu of the fractional share amount, and the number of Warrants to be received by such Red Back Shareholder will be rounded to the nearest whole Warrant. See "The Arrangement — Fractional Shares and Fractional Warrants".

Stock Exchange Listings

        The Red Back Shares are listed on the TSX, trading under the symbol "RBI". Conditional approval of the TSX in respect of the Arrangement and related transactions has been obtained by Red Back. If permitted by applicable laws, Kinross intends to delist the Red Back Shares from the TSX as soon as practicable following the Effective Date.

        The Kinross Shares are listed on the TSX under the symbol "K" and on the NYSE under the symbol "KGC". The obligation of Kinross and Red Back to complete the Arrangement is subject to, among other matters, the TSX and NYSE approving the listing of the Consideration Shares.

Background to the Arrangement

        Kinross' senior management team regularly reviews assets of high quality which would complement Kinross' portfolio, and reviews the activities of other mining companies on a regular basis for this purpose. Since 2008,

Kinross has been monitoring industry developments in West Africa, in the belief and expectation that the region presented particularly attractive growth prospects for the gold industry and had considered a number of opportunities in the region with the assistance of BMO. During the second half of 2009 and early 2010, Kinross' senior management team determined that Red Back represented a highly attractive potential opportunity to acquire suitable assets in West Africa that could provide Kinross with further production growth, asset diversification and a broader set of acquisition opportunities. The experience and expertise of the Red Back management team was a key part of Kinross' assessment.

        In December of 2009 GMP hosted a dinner in Toronto attended by senior representatives of Kinross and Red Back, at which potential business opportunities involving the two companies were discussed.

        In December of 2009 Kinross contacted BMO regarding a potential advisory assignment relating to a potential transaction with Red Back, and BMO was subsequently retained as lead financial advisor to Kinross regarding the Arrangement. As discussions relating to the transaction proceeded, in order to leverage their knowledge and expertise, GMP and Rothschild were retained as additional financial advisors.

        In early January, 2010, senior representatives of both companies met in British Columbia to discuss the possibility of a transaction between the two companies. Participants at the meeting included Mr. Tye Burt, President and Chief Executive Officer of Kinross, Mr. Paul Rollinson, Executive Vice President, Corporate Development of Kinross, Mr. Geoff Gold, Executive Vice President and Chief Legal Officer of Kinross, Mr. Lukas Lundin, Chairman of the Board of Red Back, and Mr. Rick Clark, President and Chief Executive Officer of Red Back. During the meeting Mr. Burt asked Messrs. Lundin and Clark about their interest in discussing the possibility of a business combination involving Kinross and Red Back, and expressed an interest in learning more about Red Back and each of the Tasiast Property and the Chirano Property. Messrs. Lundin and Clark of Red Back expressed their interest in exploring a possible business combination between Kinross and Red Back.

        On January 26, 2010, Kinross and Red Back entered into a confidentiality agreement relating to the sharing of confidential information about Red Back and its operations, following which Red Back provided Kinross with access to an electronic data room containing non-public information relating to Red Back, as well as ongoing access to key management personnel.

        Further discussions between the Kinross and Red Back management teams were held at the Mining Indaba conference in Cape Town, South Africa in February 2010. From February 10, 2010 until February 15, 2010, a team of Kinross representatives including geologists and engineers, met with Red Back representatives and undertook a site visit to Red Back's Tasiast Property in Mauritania. From March 21, 2010 until March 27, 2010, a team of Kinross representatives, including geologists and engineers, met with Red Back representatives and undertook a site visit to Red Back's Chirano Property in Ghana.

        On April 16, 2010, Messrs. Burt and Gold of Kinross, and Mr. Lundin of Red Back, met in Toronto at the offices of Osler, Hoskin & Harcourt LLP, Kinross's external legal counsel, to continue discussions regarding a possible business combination transaction. During the meeting, Mr. Burt delivered a written non-binding term sheet to Red Back setting out the terms under which Kinross would agree to acquire all of the issued and outstanding Red Back Shares.

        Throughout the weekend of April 17 and April 18, representatives of Kinross and Red Back, together with their respective advisors, negotiated the terms of a letter of intent and non-binding term sheet, which included a limited period of exclusivity in favour of Kinross.

        On the afternoon of April 18, 2010, Kinross and Red Back executed a letter of intent and non-binding term sheet regarding a potential transaction between Kinross and Red Back. That same day, Red Back and Kinross entered into a further confidentiality agreement relating to the sharing of confidential information regarding Kinross and its operations, following which Kinross provided Red Back with access to an electronic data room containing non-public information relating to Kinross.

        On April 22, 2010, in Vancouver, British Columbia, Messrs. Burt, Rollinson and Gold of Kinross met with Messrs. Clark, Lundin, and Simon Jackson, VP Corporate Development of Red Back, to discuss the possibility of a transaction involving Kinross acquiring all of the Red Back Shares, however the parties were not successful in agreeing on terms that would serve as a basis for further discussions at that time.

        On April 24, 2010, following further discussions between the two companies, Kinross and Red Back agreed to terminate the letter of intent and non-binding term sheet on the basis that a successful full business combination transaction was unlikely to occur on mutually acceptable terms.

        At the end of April 2010, the two companies recommenced discussion regarding a private placement equity financing as an alternative to a full business combination. On May 4, 2010, Kinross and Red Back entered into a subscription agreement pursuant to which, Kinross agreed to purchase, on a private placement basis, 24 million Red Back Shares at a price of Cdn.$25.00 per Red Back Share. As a result of the private placement, Kinross acquired a 9.4% ownership interest in Red Back (based on the number of Red Back Shares outstanding at the time) and, pursuant to the subscription agreement, Kinross was granted the right to nominate a director for appointment to the Red Back Board of Directors, and the right, exercisable for a maximum of one year, to participate in any subsequent securities offering in order to maintain its interest in Red Back at the time of any such offering. The private placement transaction closed on May 7, 2010.

        During the period following the completion of the private placement transaction Kinross continued its due diligence review of Red Back and its properties, with a view to potentially recommencing future discussions regarding a possible business combination transaction. Between May 27 and June 11, 2010, Kinross geologists supervised a program to twin drill holes at the Tasiast Property, maintaining full chain of custody control, and subsequently completed independent assay and metallurgical test work on the drill samples.

        During the week of May 31, 2010, Mr. Burt and Mr. John Oliver, Chairman of the Board, a representative from Rothschild, Mr. Clark and Dr. Karamo N.M. Sonko, the Vice President of Tasiast Mauritanie Limited S.A., met with the Mauritanian President, Mr. Mohamed Ould Abdel Aziz, and certain senior cabinet ministers of the Mauritanian government during a trip made to France by Mr. Abdel Aziz for a speaking engagement. The Kinross group then continued to Nouakchott, the capital city of Mauritania, where they met with the Minister of Mines for Mauritania and conducted a site visit to the Tasiast Property.

        On June 7 and 8, 2010, a team of Kinross representatives, including Kinross' Chief Operating Officer, Senior Vice-President, Projects and certain members of the Board, made a site visit to Red Back's Tasiast Property in Mauritania.

        From June 18, 2010 to June 25, 2010, a team of Red Back representatives undertook site visits to certain of Kinross' mine sites and met with members of the Kinross technical services team.

        On June 23 and 24, 2010, a team of Kinross representatives, including members of the senior leadership team and Board made a site visit to Red Back's Chirano Property in Ghana.

        On June 30, 2010, Kinross senior management provided an update to the Board, which included an overview of Red Back and its assets, and the status of negotiations with Red Back.

        On July 8, 2010, Messrs. Burt, Rollinson and Gold met with Messrs. Lundin, Clark and Jackson in British Columbia. The Kinross representatives put forward a further transaction proposal involving the acquisition of Red Back by Kinross, however the parties were not successful in agreeing on terms that would serve as a basis for further discussions at that time.

        On July 19, 2010, Mr. Rollinson of Kinross had a discussion with representatives of Scotia Capital Inc., Red Back's principal financial advisors, who indicated that there was a potential range of values within which they believed that a transaction could be successfully negotiated between the parties, and also indicated that the inclusion of warrant consideration was likely to be helpful in arriving at an agreement on value.

        On July 27, 2010, the Board met and was updated on the status of the potential transaction with Red Back, and received presentations from Kinross management and each of Kinross' legal and financial advisors, which included a review by each of Morgan Stanley, BMO, GMP and Rothschild of their respective preliminary financial analysis in connection with the proposed range of consideration to be paid by Kinross pursuant to the Arrangement, including an indication from each that, based on the anticipated transaction terms and subject to a further review of the final negotiated terms, they expected to be able to deliver an opinion as to the fairness of the Arrangement from a financial point of view within the indicated range. Following these presentations and a full discussion regarding the merits, risks and opportunities associated with the transaction, as well as a recommendation from management in favour of proceeding with the proposed transaction, the Board authorized Kinross management to negotiate the final terms of the definitive agreements including an exclusivity arrangement, the arrangement agreement and voting support agreements substantially on the terms described to the Board and: (i) delegated authority to approve and enter into an acquisition transaction for Red Back, within a specified range of consideration and upon terms to comply substantially with those described to it, to a special committee of the Board together with the President and Chief Executive Officer of the Company; (ii) determined that, subject to the final approval of the special committee and receipt of acceptable forms of fairness opinions, a transaction within such range and upon such terms would be in the best interests of the Company; and (iii) determined that, subject to the final approval of the special committee and receipt of appropriate forms of fairness opinions, a transaction within such range and upon such terms would be fair from the point of view of the Shareholders.

        After the close of markets on Friday, July 30, 2010, Mr. Burt contacted Mr. Lundin by telephone, and presented an acquisition proposal to Mr. Lundin for consideration by the Red Back Board, which reflected an increased premium to the July 8, 2010 proposal and included a fraction of a Warrant. Later that evening, Kinross and Red Back signed a 10-day exclusivity agreement, during which period Red Back agreed to work exclusively and in good faith with Kinross in an effort to permit each of the two companies to complete remaining due diligence items and to negotiate legally binding agreements relating to a transaction.

        Between the evening of July 30 and the afternoon of August 2, 2010, Kinross management negotiated with Red Back and settled the terms of the Arrangement Agreement setting forth the terms and conditions governing the Arrangement, as well as the Voting Support Agreements.

        On August 2, 2010, the special committee met to review the final terms of the Arrangement Agreement, to receive oral opinions addressed to the Board from each of Morgan Stanley, BMO, GMP and Rothschild, and to consider other factors relevant to the proposed Arrangement. Each of Morgan Stanley, BMO, GMP and Rothschild provided an oral opinion to the special committee but addressed to the Board and subsequently confirmed in writing, to the effect that, as of August 2, 2010 and subject to the various assumptions, explanations, qualifications and limitations set forth in their respective opinions, the Consideration to be paid by Kinross pursuant to the Arrangement was fair, from a financial point of view, to Kinross. Following discussion, the special committee of the Board (i) reconfirmed that the final terms of the Arrangement were in the best interests of the Company, (ii) reconfirmed that the final terms of the Arrangement were fair from the point of view of the Shareholders, and (iii) approved the entering into of the Arrangement Agreement. The Arrangement Agreement was subsequently executed and publicly announced by joint news release at approximately 4:30 p.m. (Toronto time) on August 2, 2010.

        On August 16, 2010, the Board passed a unanimous resolution approving the content and mailing of this Circular, and recommending that Shareholders vote in favour of the Share Issuance Resolution.

Recommendation of the Board

        AFTER CAREFUL CONSIDERATION OF THE ARRANGEMENT, THE BOARD HAS UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS VOTE IN FAVOUR OF THE SHARE ISSUANCE RESOLUTION.

Reasons for the Arrangement

        In reaching its conclusion to approve the Arrangement Agreement, and unanimously recommend that Shareholders vote in favour of the Share Issuance Resolution, the Board and the special committee considered, among other things, the following factors:

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  Tasiast is a World-Class Growth Property.  Red Back's Tasiast Property is a world-class asset in one of the world's fastest-growing and most prospective gold regions. Kinross' review of the Tasiast Property to date has led it to conclude that the property contains significant potential beyond the current level of proven and probable mineral reserves which, if realized, would have a transformational impact on Kinross's growth and production profile. Kinross' experience and financial strength will provide an opportunity to accelerate the development of the Tasiast Property by increasing reserves and resources through an expanded drilling program, optimizing the mine plan, accelerating construction, increasing mining throughput and enhancing gold recovery rates.

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  Enhanced Growth Profile.  Upon completion of the Arrangement, Kinross will be a major "pure gold" producer with an exceptional growth profile. Estimated pro forma gold production is expected to grow by more than 75% to 3.9 million ounces in 2015, based on an average of publicly available equity analyst estimates, from current gold production of 2.2 million ounces for Kinross on a standalone basis. In addition, both projects have significant exploration upside with only 8 kilometres of 70 kilometres of strike length having been explored at the Tasiast Property and with newly discovered deposits at the Chirano Property.

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  Enhanced Shareholder Value.  The Arrangement is expected to be accretive to the net asset value and, once Kinross is able to apply its expertise to optimize Red Back's assets in order that the assets reach their full potential, strongly accretive to cash flow per share of Kinross.

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  Transformational Combination.  The Arrangement is expected to result in the creation of the fifth-largest global gold producer by market capitalization, through the combination of world-class producing assets, expansion opportunities and development projects. The assets and skill sets of Kinross and Red Back are complementary, resulting in a combined company that is greater than the sum-of-the-parts and which allows for value creation opportunities for shareholders.

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  Management Team.  The Red Back management team is well respected and has extensive West African experience. Red Back's management team will be complementary to Kinross' management team which has a track record of success operating and developing assets globally. Kinross intends to employ its experience and also to leverage off the experience of Red Back's management which will be a key asset in developing the potential of one of the world's most promising and under-explored gold regions.

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  Extensive Diligence.  Kinross' management, technical services team and third party technical advisors completed a very detailed due diligence review, which included numerous site visits, a twin drilling campaign, metallurgical testing and preparation of modelling options for optimal mining and processing scenarios.

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  Fairness Opinions.  In connection with the Arrangement, the Board received a written opinion from each of Morgan Stanley, BMO, GMP and Rothschild, to the effect that, as of August 2, 2010 and based upon and subject to the various assumptions, explanations, qualifications and limitations set forth in their respective opinions, the Consideration to be paid by Kinross pursuant to the Arrangement was fair, from a financial point of view, to Kinross. The full text of the opinions can be found at Schedules D, E, F and G to this Circular, respectively. Morgan Stanley was engaged by Kinross solely to provide a financial opinion to the Board, and will not be paid a fee that is contingent on the outcome of the Arrangement. See the section of the Circular entitled "The Arrangement — Fairness Opinions".

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  Kinross Shareholder Approval.  The Share Issuance Resolution must be approved by a majority of the votes cast in respect thereof by Kinross Shareholders present in person or represented by proxy at the Meeting.

        A number of these anticipated benefits and factors are based on various assumptions and are subject to various risks. See the section of the Circular entitled "Statements Regarding Forward-Looking Information" and the section of the Circular entitled, "Risk Factors".

        The Board and the special committee also considered potential adverse factors associated with the transaction, including, among other things:

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  As a result of the issuance of the Kinross Shares in the Arrangement, Shareholders will experience a significant degree of dilution in their ownership of Kinross. Upon completion of the transaction, and based on the number of Kinross and Red Back Shares outstanding as of August 2, 2010, Kinross

    Shareholders and Red Back Shareholders will own, respectively, approximately 63% and 37% of the combined company (on both a non-diluted and a fully diluted basis).

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  The issuance of a significant number of Kinross Shares pursuant to the Arrangement could adversely impact the market price of Kinross Shares.

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  The combined company may not realize the benefits currently anticipated due to challenges associated with integrating the operations and personnel of Kinross and Red Back.

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  The combined company may not meet key production or cost estimates, or the upside potential at the Tasiast Property that Kinross believes exists may not materialize.

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  The completion of the Arrangement Agreement is subject to several conditions that must be satisfied or waived, including in particular Kinross and Red Back shareholder approvals and satisfaction of regulatory conditions.

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  The Arrangement Agreement may be terminated by Kinross or Red Back in certain circumstances, in which case termination or expense fees may be payable and the market price for Kinross Shares may be adversely affected.

Fairness Opinions

Morgan Stanley Canada Limited Fairness Opinion

        Kinross entered into an engagement letter with Morgan Stanley pursuant to which, among other things, Morgan Stanley agreed to provide the Board with a financial opinion in accordance with its customary practice as to the Consideration to be paid by Kinross under the Arrangement. At a meeting held on August 2, 2010, Morgan Stanley provided the special committee of the Board with an oral opinion, subsequently confirmed in writing to the Board, to the effect that, based upon and subject to the various assumptions, explanations and limitations set forth therein, the Consideration to be paid by Kinross pursuant to the Arrangement was fair, from a financial point of view, to Kinross.

        The full text of the Morgan Stanley Fairness Opinion, which sets forth, among other things, the assumptions made, information reviewed and matters considered, and limitations and qualifications on the review undertaken in connection with the opinion, is attached to this Circular as Schedule D. The Morgan Stanley Fairness Opinion is not intended to be and does not constitute a recommendation to any Shareholder as to how to vote or act at the Meeting. The Morgan Stanley Fairness Opinion was one of a number of factors taken into consideration by the Board in considering the Arrangement. This summary of the Morgan Stanley Fairness Opinion is qualified in its entirety by reference to the full text of the Morgan Stanley Fairness Opinion and Shareholders are urged to read the Morgan Stanley Fairness Opinion in its entirety.

        The Morgan Stanley Fairness Opinion was rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date of the Morgan Stanley Fairness Opinion and the conditions, prospects, financial and otherwise, of Kinross and Red Back, as applicable, as they are reflected in the information and documents reviewed by Morgan Stanley and as they were presented to Morgan Stanley. Subsequent developments may affect the Morgan Stanley Fairness Opinion. Morgan Stanley has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Morgan Stanley Fairness Opinion which may come or be brought to the attention of Morgan Stanley after the date of the Morgan Stanley Fairness Opinion.

        Under its engagement letter with Morgan Stanley, Kinross has agreed to pay Morgan Stanley a fixed fee for rendering the Morgan Stanley Fairness Opinion. Morgan Stanley will not be paid an additional fee that is contingent upon the completion of the Arrangement or any alternative transaction. The Board took this fee structure into account when considering the Morgan Stanley Fairness Opinion. Kinross has also agreed to indemnify Morgan Stanley and certain related persons against certain liabilities in connection with its engagement.

BMO Nesbitt Burns Inc. Fairness Opinion

        Kinross entered into an engagement letter with BMO pursuant to which, among other things, BMO agreed to provide Kinross with an opinion as to the fairness of the Consideration to be paid by Kinross pursuant to the Arrangement, from a financial point of view, to Kinross. At a meeting held on August 2, 2010, BMO provided the special committee of the Board with an oral opinion, subsequently confirmed in writing to the Board, to the effect that, based upon and subject to the various assumptions, limitations and qualifications contained therein, the Consideration to be paid by Kinross pursuant to the Arrangement was fair, from a financial point of view, to Kinross.

        The full text of the BMO Fairness Opinion, which sets forth, among other things, the assumptions made, information reviewed and matters considered, and limitations and qualifications on the review undertaken in connection with the opinion, is attached to this Circular as Schedule E. The BMO Fairness Opinion is not intended to be and does not constitute a recommendation to any Shareholder as to how to vote or act at the Meeting. The BMO Fairness Opinion was one of a number of factors taken into consideration by the Board in considering the Arrangement. This summary of the BMO Fairness Opinion is qualified in its entirety by reference to the full text of the BMO Fairness Opinion and Shareholders are urged to read the BMO Fairness Opinion in its entirety.

        The BMO Fairness Opinion was rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date of the BMO Fairness Opinion and the conditions, prospects, financial and otherwise, of Kinross and Red Back, as applicable, as they are reflected in the information and documents reviewed by BMO and as they were presented to BMO. Subsequent developments may affect the BMO Fairness Opinion. BMO has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the BMO Fairness Opinion which may come or be brought to the attention of BMO after the date of the BMO Fairness Opinion.

        BMO has acted as financial advisor to Kinross in connection with the Arrangement and will receive a fee for its services, including a fee for the delivery of the BMO Fairness Opinion, a fee in connection with the announcement of the Arrangement and fees that are contingent upon the completion of the Arrangement or another change of control involving Kinross and Red Back.

GMP Securities L.P. Fairness Opinion

        Kinross entered into an engagement letter with GMP pursuant to which, among other things, GMP agreed to provide Kinross with an opinion as to the fairness of the Consideration to be paid by Kinross pursuant to the Arrangement, from a financial point of view, to Kinross. At a meeting held on August 2, 2010, GMP provided the special committee of the Board with an oral opinion, subsequently confirmed in writing to the Board, to the effect that, based upon and subject to the various assumptions, limitations and qualifications contained therein, the Consideration to be paid by Kinross pursuant to the Arrangement was fair, from a financial point of view, to Kinross.

        The full text of the GMP Fairness Opinion, which sets forth, among other things, the assumptions made, information reviewed and matters considered, and limitations and qualifications on the review undertaken in connection with the opinion, is attached to this Circular as Schedule F. The GMP Fairness Opinion is not intended to be and does not constitute a recommendation to any Shareholder as to how to vote or act at the Meeting. The GMP Fairness Opinion was one of a number of factors taken into consideration by the Board in considering the Arrangement. This summary of the GMP Fairness Opinion is qualified in its entirety by reference to the full text of the GMP Fairness Opinion and Shareholders are urged to read the GMP Fairness Opinion in its entirety.

        The GMP Fairness Opinion was rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date of the GMP Fairness Opinion and the conditions, prospects, financial and otherwise, of Kinross and Red Back, as applicable, as they are reflected in the information and documents reviewed by GMP and as they were presented to GMP. Subsequent developments may affect the GMP Fairness Opinion. GMP has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the GMP Fairness Opinion which may come or be brought to the attention of GMP after the date of the GMP Fairness Opinion.

        Under its engagement letter with GMP, Kinross has agreed to pay GMP a fee that is contingent upon the completion of the Arrangement.

Rothschild Inc. Fairness Opinion

        Kinross entered into an engagement letter with Rothschild pursuant to which, among other things, Rothschild agreed to provide Kinross with an opinion as to the fairness of the Consideration to be paid by Kinross pursuant to the Arrangement, from a financial point of view, to Kinross. At a meeting held on August 2, 2010, Rothschild provided the special committee of the Board with an oral opinion, subsequently confirmed in writing to the Board, to the effect that, based upon and subject to the various assumptions, limitations and qualifications contained therein, the Consideration to be paid by Kinross pursuant to the Arrangement was fair, from a financial point of view, to Kinross.

        The full text of the Rothschild Fairness Opinion, which sets forth, among other things, the assumptions made, information reviewed and matters considered, and limitations and qualifications on the review undertaken in connection with the opinion, is attached to this Circular as Schedule G. The Rothschild Fairness Opinion is not intended to be and does not constitute a recommendation to any Shareholder as to how to vote or act at the Meeting. The Rothschild Fairness Opinion was one of a number of factors taken into consideration by the Board in considering the Arrangement. This summary of the Rothschild Fairness Opinion is qualified in its entirety by reference to the full text of the Rothschild Fairness Opinion and Shareholders are urged to read the Rothschild Fairness Opinion in its entirety.

        The Rothschild Fairness Opinion was rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date of the Rothschild Fairness Opinion and the conditions, prospects, financial and otherwise, of Kinross and Red Back, as applicable, as they are reflected in the information and documents reviewed by Rothschild and as they were presented to Rothschild. Subsequent developments may affect the Rothschild Fairness Opinion. Rothschild has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Rothschild Fairness Opinion which may come or be brought to the attention of Rothschild after the date of the Rothschild Fairness Opinion.

        Under its engagement letter with Rothschild, Kinross has agreed to pay Rothschild a fixed fee for rendering the Rothschild Fairness Opinion. Rothschild will be paid an additional fee that is contingent upon the completion of the Arrangement.

Voting Support Agreements

        Each Voting Support Agreement sets forth, among other things, the terms and conditions upon which each Locked-Up Shareholder has agreed, among other things, to vote in favour of the Arrangement Resolution, all of the Red Back Shares currently owned or controlled by such Locked-Up Shareholder. The following is a summary of the principal terms of the Voting Support Agreements. This summary is qualified in its entirety by the full text of the Voting Support Agreements filed by Kinross (i) with the Canadian securities regulatory authorities and available at www.sedar.com and (ii) with the SEC and available at www.sec.gov.

        Under the Voting Support Agreements, each of the Locked-Up Shareholders has agreed, among other things, to vote, or cause to be voted, all of the Red Back Shares currently owned or controlled by such Locked-Up Shareholder, being an aggregate of 9,587,844 Red Back Shares, and all Red Back Shares issuable upon the exercise or conversion of any Red Back Options owned or controlled by such Locked-Up Shareholder (the "Subject Shares").

        Each Locked-Up Shareholder has covenanted and agreed that it will:

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  not (A) sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option, grant a security interest in or otherwise dispose of any right or interest in (including by way of deposit or tender under any take-over bid) (any such event, a "Transfer") any of the Red Back Shares and Red Back Options owned or controlled by such Locked-Up Shareholder (the "Subject Securities"), other than the exercise of Red Back Options in accordance with their terms for Red Back Shares that will become subject to the Voting Support Agreement as if they were Subject Shares owned by the Locked-Up Shareholder on the date of the Voting Support Agreement, or enter into any agreement, arrangement or understanding in connection therewith (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), other than pursuant to the Arrangement Agreement, without having first obtained the prior written consent of Kinross, or (B) other than as set forth in the Voting Support Agreements, grant any proxies or powers of attorney, deposit any Subject Shares into a voting trust, in any way transfer any of the voting rights associated with any of the Subject Shares, or enter into a voting agreement, understanding or arrangement with respect to the right to vote, call meetings of Red Back Shareholders or give consents or approval of any kind with respect to any Subject Shares;

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  vote (or cause to be voted) all the Subject Shares at any meeting of Red Back Shareholders, including without limitation the Red Back Meeting, and in any action by written consent of the Red Back Shareholders:

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  in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement (and any actions required in furtherance thereof); and

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  against any (A) merger, reorganization, consolidation, amalgamation, arrangement, business combination, or share exchange, liquidation, dissolution, recapitalization, or similar transaction involving Red Back; (B) any sale, lease or transfer of any significant part of the assets of Red Back; (C) any Acquisition Proposal (other than the transactions contemplated by the Arrangement Agreement, and any other agreement or transaction involving Kinross or its affiliates); (D) any material change in the capitalization of Red Back or the corporate structure or constating documents of Red Back; and (E) against any action that would impede, delay, interfere with, or discourage the transactions contemplated by the Arrangement Agreement and against any action that would result in Red Back Material Adverse Effect;

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  not, without the prior written consent of Kinross, requisition or join in the requisition of any meeting of Red Back Shareholders for the purpose of considering any resolution;

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  not, directly or indirectly: (A) solicit, initiate, encourage or otherwise facilitate (including by way of entering into any agreement, arrangement or understanding) inquiries, submissions of proposals or offers from, or provide information to, any other person, entity or group (other than Kinross) relating to any Acquisition Proposal or potential Acquisition Proposal, (B) participate in any discussions or negotiations regarding any Acquisition Proposal, or (C) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding related to any Acquisition Proposal. Nothing hereunder shall prevent any shareholder, director or officer of the Locked-Up Shareholder who is a director or officer of Red Back from doing any act or thing that such director or officer is properly obligated to do in such capacity, provided that such act or thing is permitted by and is done in strict compliance with the terms of the Arrangement Agreement;

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  immediately cease and cause to be terminated any and all solicitations, encouragements, existing discussions and negotiations, if any, with any person or group or any agent or representative of such person or group before the date of the Voting Support Agreement with respect to any Acquisition Proposal or potential Acquisition Proposal;

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  immediately (and in any event within 48 hours following receipt) notify Kinross of any Acquisition Proposal or inquiry in respect of a potential Acquisition Proposal of which the Locked-Up Shareholder or, to the knowledge of the Locked-Up Shareholder, any of the shareholders, directors or officers of the Locked-Up Shareholder becomes aware. Such notification shall be made orally and in writing and shall include the identity of the person making such Acquisition Proposal or inquiry, a description of the material terms and conditions thereof, together with a copy of all documentation relating to such Acquisition Proposal or inquiry; provided however that such notification shall not be required if Red Back has already notified Kinross;

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  not make any statements which may reasonably be construed as being against the transactions contemplated by the Arrangement Agreement or any aspect thereof and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying such transactions or any aspect thereof;

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  promptly notify Kinross of any acquisitions by the Locked-Up Shareholder or any of its respective affiliates of any securities of Red Back, if any, after the date of the Voting Support Agreements, which, for greater certainty, shall include any Red Back Options and any Red Back Shares issuable upon the exercise or conversion of any Red Back Options owned or controlled by the Locked-up Shareholder which may be exercised, converted into or exchanged for Red Back Shares. Any such securities shall be subject to the terms of the Voting Support Agreements as though they were Subject Securities owned by the Locked-Up Shareholder on the date of the Voting Support Agreements;

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  not (i) exercise any securityholder rights or remedies available at common law or pursuant to applicable securities legislation; or (ii) take any other action of any kind, in each case which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the transactions contemplated by the Arrangement Agreement; and

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  not make any public announcement or statement with respect to the transactions contemplated by the Voting Support Agreements or pursuant to the Arrangement Agreement without the prior written approval of Kinross.

        Each Voting Support Agreement shall be terminated and be of no further force or effect upon the earliest of:

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  the written agreement of Kinross and the Locked-Up Shareholder;

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  the termination of the Arrangement Agreement in accordance with its terms;

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  written notice by the Locked-Up Shareholder if: (a) Kinross has not complied in all material respects with its covenant to use its reasonable commercial efforts to assist Red Back in effecting the Arrangement and to successfully complete the Arrangement in the manner contemplated by the Voting Support Agreement and the Arrangement Agreement; (b) Kinross, without the prior written consent of the Locked-Up Shareholder, decreases the amount of the Consideration; or (c) Kinross, without the prior written consent of the Locked-Up Shareholder, otherwise varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Locked-Up Shareholder;

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  the completion of the transactions contemplated by the Arrangement Agreement;

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  the Effective Time; or

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  the Outside Date.

Regulatory Matters

Competition Act

        The Competition Act requires a pre-merger notification to the Commissioner for certain transactions that exceed certain financial thresholds and, in the case of share acquisitions, that exceed an additional voting interest threshold. Specifically, pre-merger notification is generally required for share acquisitions where the parties and their affiliates, in the aggregate, have assets in Canada, or annual gross revenues from sales in, from or into Canada, in excess of Cdn.$400 million, and the value of the assets in Canada of the corporation and its affiliates being acquired, or the annual gross revenues from sales in or from Canada generated from such assets, exceeds Cdn.$70 million. In the case of an acquisition of voting shares of a corporation that has publicly-traded voting shares, the transaction must also result in the acquiror, or acquirors, together with its or their affiliates, owning voting shares which carry more than 20% of the outstanding votes attached to all outstanding voting shares of the corporation (or more than 50% if the acquiror(s) already hold(s) 20% or more).

        Subject to certain exceptions, the parties to a notifiable transaction under Part IX of the Competition Act cannot complete their transaction until they have submitted a pre-merger notification filing that contains the prescribed information to the Commissioner and the applicable waiting period has expired or been terminated by the Commissioner.

        Alternatively, or in addition to filing a pre-merger notification, an advance ruling certificate may be requested. An advance ruling certificate may be issued by the Commissioner where she is satisfied that she does not have sufficient grounds on which to apply to the Competition Tribunal under the merger provisions of the Competition Act to challenge the proposed transaction. If the Commissioner issues an advance ruling certificate in respect of a proposed transaction, that transaction is exempt from the pre-merger notification requirement. In addition, if the transaction to which the advance ruling certificate relates is substantially completed within one year after the advance ruling certificate is issued, the Commissioner cannot seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the advance ruling certificate was issued. Accordingly, advance ruling certificates are generally issued in respect of transactions that raise minimal substantive competition law issues. Where an advance ruling certificate is requested but the Commissioner declines to issue an advance ruling certificate, the Commissioner may instead issue a No-Action Letter indicating that she is of the view that grounds do not then exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the proposed transaction, while preserving during the one year period following completion of the proposed transaction her authority to so initiate proceedings should circumstances change. Where a No-Action Letter is issued in circumstances where a pre-merger notification filing has not also been made, the Commissioner will typically waive the obligation to comply with the statutory waiting period in conjunction with issuing the "no action" letter.

        The acquisition of Red Back Shares pursuant to the Arrangement requires pre-merger notification under the Competition Act. Kinross has submitted a request to the Commissioner seeking to obtain an advance ruling certificate or, if an advance ruling certificate is not available, a No-Action Letter, in respect of the Arrangement.

        On August 10, 2010, Kinross was informed by the Competition Bureau that its review of the Arrangement has been designated as non-complex within the meaning of the Competition Bureau's Fee and Service Standards Handbook. Non-complex transactions are associated with an estimated (though not binding) review period of a maximum of 14 days. Accordingly, Kinross is hopeful that Competition Act Approval will be obtained on or before August 24, 2010. It is a condition to completion of the Arrangement that Competition Act Approval has been obtained.

Foreign Antitrust Clearances

        Kinross and Red Back have concluded that no Foreign Antitrust Clearances are required.

Approvals

Red Back Shareholder Approval

        Subject to the Interim Order, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by Red Back Shareholders, voting as a single class present in person or represented by proxy, at the Red Back Meeting.

Kinross Shareholder Approval

        In connection with the Arrangement, Kinross expects to issue approximately 425 million Kinross Shares, based on the number of Red Back Shares outstanding as at August 2, 2010 (as represented to Kinross by Red Back in the Arrangement Agreement) and assuming that: (i) all of the Red Back Shares outstanding as at August 2, 2010 are acquired upon completion of the Arrangement, and (ii) all holders of Red Back Options elect to receive Replacement Options based on the Option Exchange Ratio rather than exercise their Red Back Options in advance of the successful completion of the Arrangement, and all such Replacement Options are subsequently exercised for Kinross Shares in accordance with their terms. In addition, approximately 26 million

Kinross Shares would be issuable in the event that all of the Warrants are exercised prior to the expiry date of the Warrants. Pursuant to the listing rules of both the TSX and the NYSE, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% (in the case of the TSX) and 20% (in the case of the NYSE) of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. In order for the acquisition of Red Back to be completed, the Share Issuance Resolution must be approved by a simple majority (50% plus one vote) of votes cast at the Meeting by Shareholders, present in person or by proxy.

        Following the successful completion of the Arrangement, Shareholders will hold approximately 63% of the Kinross Shares issued and outstanding, while Red Back Shareholders will hold approximately 37% of the Kinross Shares issued and outstanding (on both a non-diluted and fully diluted basis).

Court Approval

        The CBCA requires that Red Back obtain the approval of the Court in respect of the Arrangement.

        On August 13, 2010, Red Back obtained the Interim Order which provides for the calling and holding of the Red Back Meeting and other procedural matters, and filed a Notice of Hearing of Petition for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Hearing of Petition are attached as Schedule D and E, respectively, to the Red Back Circular.

        The Court hearing in respect of the Final Order is expected to take place at 9:45 a.m. (Vancouver time) on September 16, 2010, or as soon thereafter as counsel for Red Back may be heard, subject to the approval of the Arrangement Resolution at the Red Back Meeting. At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. Prior to the hearing on the Final Order, the Court will be informed that the Final Order will also constitute the basis for an exemption from registration under the U.S. Securities Act for the Kinross Shares and Warrants to be issued in the Arrangement to holders of the Red Back Shares pursuant to Section 3(a)(10) of the U.S. Securities Act. Under the terms of the Interim Order, each Red Back Shareholder, as well as creditors of Red Back, will have the right to appear and make submissions at the application for the Final Order. There can be no assurance that the Court will approve the Arrangement.

Dissenting Shareholder Rights

        Under applicable Canadian law, Kinross Shareholders are not entitled to dissent rights with respect to the Share Issuance Resolution. Any registered Red Back Shareholder who properly dissents from the Arrangement Resolution in accordance with the CBCA will be entitled, in the event the transaction becomes effective, to be paid by Kinross in accordance with the terms of the Plan of Arrangement, the fair value of the Red Back Shares held by the dissenting shareholder.

Issuance and Resale of Consideration Shares and Warrants

        The Kinross Shares and the Warrants to be issued pursuant to the Arrangement, and the Warrant Shares issuable upon the exercise of the Warrants, have not been, and will not be registered under the U.S. Securities Act or the securities laws of any other jurisdiction. The Kinross Shares and the Warrants to be issued in the Arrangement will be issued pursuant to an exemption from the prospectus requirements of Canadian securities law and pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act, based on the approval of the Plan of Arrangement by the Court.

        Section 3(a)(10) of the U.S. Securities Act exempts securities issued in connection with a securities exchange transaction from the registration requirements of the Act where the fairness of the terms and conditions of the issuance and exchange of the securities have been approved by any court or authorized governmental entity, after a hearing upon the fairness of the terms and conditions of the exchange at which all persons to whom the securities will be issued have the right to appear and to whom adequate notice of the hearing has been given. The Final Order is required for the Arrangement to become effective, and the Court will be advised that if the terms and conditions of the Arrangement are approved by the Court pursuant to the Final Order, the Kinross Shares and the Warrants issuable under the Arrangement will not require registration under the U.S. Securities Act, pursuant to Section 3(a)(10) thereof. Therefore, if the Court approves the Plan of Arrangement, its approval will constitute the basis for the Kinross Shares and the Warrants to be issued without registration under the U.S. Securities Act.

        The Warrants may not be exercised by any holder during the 40-day period following the Effective Date. Thereafter, the Warrants may be exercised by any holder who is neither in the United States nor a U.S. Person. Holders of Warrants will be required to certify, upon the exercise of any Warrants, that they are neither in the United States nor a U.S. Person. Although holders of Warrants who are in the United States, or who are U.S. Persons, will not be permitted to exercise the Warrants, non-affiliates of Kinross generally may sell their Warrants, without restriction, including through the facilities of the TSX.

        Persons who are not "affiliates" of Kinross after the Arrangement and have not been "affiliates" of Kinross in the 90 day period prior to the Arrangement may resell the Kinross Shares and the Warrants that they receive in connection with the Arrangement in the United States without restriction under the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer.

        Kinross Shares and Warrants received by a holder who will be an "affiliate" of Kinross after the Arrangement or was an "affiliate" of Kinross within 90 days prior to the Arrangement will be subject to certain restrictions on resale imposed by the U.S. Securities Act. Such persons may not sell the Kinross Shares and the Warrants that they receive in connection with the Arrangement in the absence of registration under the U.S. Securities Act or an exemption from registration, if available, such as the exemptions and safe harbours contained in Rule 144 under the U.S. Securities Act or Rule 903 of Regulation S of the U.S. Securities Act.

        Affiliates — Rule 144.    In general, under Rule 144 under the U.S. Securities Act, persons who are affiliates of Kinross after the Arrangement will be entitled to sell in the United States, during any three-month period, a portion of the Kinross Shares and the Warrants that they receive in connection with the Arrangement, provided that the number of such Kinross Shares and Warrants sold, as the case may be, does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about Kinross. Persons who are affiliates of Kinross after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Kinross.

        Directors and Officers — Regulation S.    In general, under Regulation S of the U.S. Securities Act, persons who are affiliates of Kinross solely by virtue of their status as an officer or director of Kinross may sell Kinross Shares and Warrants outside the United States in an "offshore transaction" (which would include a sale through the TSX, if applicable) if neither the seller nor any person acting on its behalf engages in "directed selling efforts" in the United States and no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker's commission. For purposes of Regulation S of the U.S. Securities Act, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the sale transaction. Certain additional restrictions are applicable to a holder of the Kinross Shares and Warrants who is an affiliate of Kinross after the Arrangement other than by virtue of his or her status as an officer or director of Kinross.

 THE ARRANGEMENT AGREEMENT

General

        At the Effective Time of the Arrangement, upon the terms and subject to the conditions of the Arrangement Agreement and in accordance with the Plan of Arrangement, among other things, Kinross will acquire all of the Red Back Shares and Red Back will become a wholly-owned subsidiary of Kinross. The Arrangement Agreement and Plan of Arrangement provide that Kinross will acquire each outstanding Red Back Share (other than those held by Kinross or by Red Back Shareholders who properly exercise their dissent rights) in exchange for the Consideration.

        The Plan of Arrangement, which is deemed part of the Arrangement Agreement, provides that at the Effective Time, a series of events shall occur without any further act or formality thereby giving effect to the transactions contemplated by the Arrangement.

Conditions

Mutual Conditions Precedent

        The obligations of Kinross and Red Back to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of Kinross and Red Back:

  •
  the Arrangement Resolution shall have been approved and adopted by the Red Back Shareholders at the Red Back Meeting in accordance with the Interim Order;

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  the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to Red Back and Kinross, acting reasonably, on appeal or otherwise;

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  Kinross Shareholder Approval shall have been obtained;

  •
  no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

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  the Kinross Shares and Warrants to be issued pursuant to the Arrangement shall either be (a) exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof; or (ii) be registered pursuant to an effective registration statement under the U.S. Securities Act; provided, however, that Red Back shall not be entitled to the benefit of this condition, and shall be deemed to have waived such condition, in the event that Red Back fails to advise the Court prior to the hearing in respect of the Final Order that Kinross intends to rely on the exemption from registration afforded by Section 3(a)(10) of the U.S. Securities Act based on the Court's approval of the Arrangement;

  •
  Competition Act Approval and, if applicable, any Foreign Antitrust Clearance shall have been obtained; and

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  the Arrangement Agreement shall not have been terminated.

Additional Conditions Precedent to the Obligations of Kinross

        The obligation of Kinross to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Kinross and may be waived by Kinross):

  •
  all covenants of Red Back under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Kinross shall have been duly performed by Red Back in all material respects and Kinross shall have received a certificate of Red Back addressed to Kinross and dated the

    Effective Date, signed on behalf of Red Back by two senior executive officers of Red Back (on Red Back's behalf and without personal liability), confirming the same as at the Effective Time;

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  the representations and warranties of Red Back set forth in the Arrangement Agreement shall be true and correct in all respects, without regard to any materiality or Red Back Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Red Back Material Adverse Effect, provided that the representations and warranties of Red Back with respect to properties and mineral rights and in respect of corrupt practices legislation shall be true and correct in all material respects as of the Effective Time, and Kinross shall have received a certificate of Red Back addressed to Kinross and dated the Effective Date, signed on behalf of Red Back by two senior executive officers of Red Back (on Red Back's behalf and without personal liability), confirming the same as at the Effective Time;

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  there shall not be pending or threatened in writing any suit, action or proceeding by any Governmental Entity or any other person that would reasonably be expected to:

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  prohibit or restrict the acquisition by Kinross of any Red Back Shares, restrain or prohibit the consummation of the Arrangement or a person obtaining from Red Back or Kinross any material damages directly or indirectly in connection with the Arrangement;

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  prohibit or materially limit the ownership by Kinross of Red Back or any material portion of its business; or

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  impose limitations on the ability of Kinross to acquire or hold, or exercise full rights of ownership of, any Red Back Shares, including the right to vote the Red Back Shares to be acquired by it on all matters properly presented to the Red Back Shareholders;

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  no material change in the government or governing regime (either the executive or legislative branch) shall have taken place in any jurisdiction in which Red Back has any material operations;

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  there shall not have occurred a Red Back Material Adverse Effect that has not been publicly disclosed by Red Back prior to the date of the Arrangement Agreement or disclosed to Kinross in writing prior to the date of the Arrangement Agreement, and since the date of the Arrangement Agreement, there shall not have occurred a Red Back Material Adverse Effect, and Kinross shall have received a certificate signed on behalf of Red Back by the chief executive officer and the chief financial officer of Red Back (on Red Back's behalf and without personal liability) to such effect;

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  the Key Third Party Consent shall have been obtained (which consent has been obtained);

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  each of the Key Voting Agreements shall be in full force and effect and there shall not have occurred any material non-fulfilment or breach of any covenant or agreement, or any misrepresentation or any incorrectness in or any breach of any material representation or warranty, contained in a Voting Support Agreement on the part of a Locked-up Shareholder; and

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  holders of no more than 5% of the Red Back Shares shall have exercised dissent rights.

Additional Conditions Precedent to the Obligations of Red Back

        The obligation of Red Back to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Red Back and may be waived by Red Back):

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  all covenants of Kinross under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Red Back shall have been duly performed by Kinross in all material respects and Red Back shall have received a certificate of Kinross, addressed to Red Back and dated the

    Effective Date, signed on behalf of Kinross by two of its senior executive officers (on Kinross' behalf and without personal liability), confirming the same as of the Effective Date;

  •
  the representations and warranties of Kinross set forth in the Arrangement Agreement shall be true and correct in all respects, without regard to any materiality or Kinross Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Kinross Material Adverse Effect, provided that the representations and warranties of Kinross in respect of corrupt practices legislation shall be true and correct in all material respects as of the Effective Time, and Red Back shall have received a certificate signed on behalf of Kinross by two senior executive officers of Kinross (on Kinross' behalf and without personal liability) to this effect;

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  Kinross shall have complied with its obligations in respect of the payment of the Consideration and the Depositary shall have confirmed receipt of the Consideration and funds contemplated thereby;

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  there shall not have occurred a Kinross Material Adverse Effect that has not been publicly disclosed by Kinross prior to the date of the Arrangement Agreement or disclosed to Red Back in writing prior to the date of the Arrangement Agreement, and since the date of the Arrangement Agreement, there shall not have occurred a Kinross Material Adverse Effect, and Red Back shall have received a certificate signed on behalf of Kinross by the chief executive officer and the chief financial officer of Kinross (on Kinross' behalf and without personal liability) to such effect;

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  Kinross shall have delivered evidence satisfactory to Red Back, acting reasonably, of the approval of the listing and posting for trading on the TSX and NYSE of the Consideration Shares, Warrant Shares and Option Shares and the approval and posting for trading on the TSX of the Warrants, subject only in each case to the satisfaction of the customary listing conditions of the TSX and NYSE, as the case may be; and

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  the distribution of the Consideration Shares and the Warrants shall be exempt from the prospectus requirements of Canadian securities laws and shall either be (a) exempt from the registration requirements of the U.S. Securities Act, or (b) registered pursuant to an effective registration statement under the U.S. Securities Act; and: (i) there shall be no resale restrictions on the Consideration Shares and the Warrants under securities laws in Canada, except in respect of those holders who are subject to restrictions on resale as a result of being a "control person" under securities laws in Canada; and (ii) the Consideration Shares and the Warrants shall not be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act.

Representations and Warranties

        The Arrangement Agreement contains a number of customary representations and warranties of Kinross and Red Back relating to, among other things, corporate status; capitalization; and the corporate authorization and enforceability of, and board approval of, the Arrangement Agreement and the Arrangement. The representations and warranties also address various matters relating to the business, operations and properties of each of the parties and their respective subsidiaries, including, accuracy of financial statements; absence of undisclosed liabilities; absence of any Red Back Material Adverse Effect and certain other changes or events since December 31, 2009; absence of any undisclosed litigation or other actions which if determined adversely would reasonably be expected to have a Red Back Material Adverse Effect; employment matters; pension matters; tax matters; compliance with laws; insurance; environmental matters; mineral resources; interest in mineral rights; restrictions on business activities; stock exchange compliance; no expropriation; no conflict; reporting issuer status; brokers; operational matters; non-arm's length transactions; books and records; and reports.

Covenants

Conduct of the Business of Red Back

        Red Back covenants and agrees in the Arrangement Agreement that prior to the Effective Date, unless Kinross shall otherwise agree in writing or as otherwise contemplated or permitted by the Arrangement Agreement, Red Back shall, and shall cause each of its subsidiaries to, conduct its and their respective business only in, not take any action except in, and maintain their respective facilities in, the ordinary course of business consistent with past practice and to use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact Red Back and its property and mineral rights, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships consistent with past practice with suppliers, distributors, employees, Governmental Entities and others having business relationships with them, provided that, Kinross shall not unreasonably withhold its consent for the disposition or transfer of a non-material property.

        Red Back shall provide Kinross with prompt written notice of: (a) any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, share or debt ownership, results of operations, cash flows, properties (including, with respect to any material property and mineral rights) articles, by-laws, licenses, permits (including Authorizations), rights, or privileges, whether contractual or otherwise, or liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), of Red Back or any of its subsidiaries which, when considered either individually or in the aggregate, has resulted in or would reasonably be expected to result in a Red Back Material Adverse Effect; (b) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (x) cause any of the representations of Red Back contained in the Arrangement Agreement to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Red Back Material Adverse Effect qualification already contained within such representation or warranty) in any material respect; or (y) result in the failure in any material respect of Red Back to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration qualifications already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time.

Other Covenants

        Each of Kinross and Red Back has also agreed in the Arrangement Agreement to co-operate and use their reasonable best efforts in good faith to take, or cause to be taken, all reasonable actions, including the preparation of any applications for appropriate Regulatory Approvals (including Competition Act Approval) and other orders, registrations, consents, filings, circulars and approvals and the preparation of any required documents, in each case as reasonably necessary to discharge their respective obligations under the Arrangement Agreement and the Arrangement, and to complete any of the transactions contemplated by the Arrangement Agreement, including their obligations under applicable securities laws.

Red Back Covenants Regarding Non-Solicitation

        The Arrangement Agreement contains certain "non-solicitation" provisions pursuant to which Red Back has agreed that it will not, directly or indirectly, through any officer, director, employee, advisor, representative agent or otherwise:

  •
  make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any other person (including any of its officers or employees) relating to any Acquisition Proposal, or furnish to any person any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage any effort or attempt by any person to do or seek to do any of the foregoing;

  •
  engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to make or complete any Acquisition Proposal, provided that, for greater certainty, Red Back may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Red Back Board has so determined;

  •
  withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Kinross, the approval or recommendation of the Red Back Board or any committee thereof of the Arrangement Agreement or the Arrangement;

  •
  approve, recommend, or remain neutral with respect to, or propose publicly to approve, recommend, or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal in respect of which a confidentiality agreement has been executed in accordance with Section 7.1(d) of the Arrangement Agreement shall not be considered a violation of this provision); or

  •
  accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal.

        The Arrangement Agreement provides that, notwithstanding the foregoing restrictions, nothing shall prevent the Red Back Board from, and the Red Back Board shall be permitted to engage in discussions or negotiations with, or respond to enquiries from any person that has made a bona fide unsolicited written Acquisition Proposal that the Red Back Board has determined constitutes or could reasonably be expected to result in a Superior Proposal, or provide information pursuant to the Arrangement Agreement to, any person in response to an Acquisition Proposal by any such person provided that the requirements of the Arrangement Agreement are met.

        Red Back shall immediately cease and cause to be terminated any existing discussions or negotiations with any person (other than Kinross) with respect to any potential Acquisition Proposal and, in connection therewith, Red Back will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request the return or destruction of all confidential information provided in connection therewith to the extent such information has not already been returned or destroyed. Red Back agrees not to release any third party from any confidentiality, non-solicitation or standstill agreement to which such third party is a party, or terminate, modify, amend or waive the terms thereof and Red Back undertakes to enforce, or cause its subsidiaries to enforce, all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date of the Arrangement Agreement or enter into after the date of the Arrangement Agreement.

        From and after the date of the Arrangement Agreement, Red Back shall immediately provide notice to Kinross of any unsolicited bona fide Acquisition Proposal or any proposal, inquiry or offer that could lead to an Acquisition Proposal or any amendments to the foregoing or any request for non-public information relating to Red Back or any of its subsidiaries in connection with such an Acquisition Proposal or for access to the properties, books or records of Red Back or any subsidiary by any person that informs Red Back, any member of the Red Back Board or any subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Kinross shall be made, from time to time, first immediately orally and then promptly (and in any event within 24 hours) in writing and shall indicate the identity of the person making such proposal, inquiry or contact, all material terms thereof and such other details of the proposal, inquiry or contact known to Red Back and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing. Red Back shall keep Kinross promptly and fully informed of the status, including any change to the material terms, of any such Acquisition Proposal, offer, inquiry or request and will respond promptly to all inquiries by Kinross with respect thereto.

        If the Red Back Board receives a request for material non-public information from a person who proposes to Red Back an unsolicited bona fide written Acquisition Proposal and the Red Back Board determines that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, and in the opinion of the Red Back Board, acting in good faith on advice from their outside legal advisors, the failure to provide such party with access to information of Red Back or its subsidiaries would be inconsistent with the fiduciary duties of the Red Back Board, then, and only in such case, Red Back may provide such person with access to information regarding Red Back and its subsidiaries, subject to the execution of a confidentiality and standstill agreement which is customary in such situations and which, in any event and taken as a whole, is no less favourable to Red Back than the Red Back Confidentiality Agreement; provided that Red Back sends a copy of any such confidentiality and standstill agreement to Kinross promptly upon its execution and Kinross is provided with a list of, and, at the request of Kinross, copies of, the information provided to such person and is immediately provided with access to similar information to which such person was provided.

        Red Back agrees that it will not enter into any Proposed Agreement, other than a confidentiality and standstill agreement as contemplated in the preceding paragraph, with any person providing for or to facilitate an Acquisition Proposal, unless:

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  the Red Back Board determines that the Acquisition Proposal constitutes a Superior Proposal;

  •
  the Red Back Meeting has not occurred;

  •
  Red Back has complied with the non-solicitation restrictions in the Arrangement Agreement;

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  Red Back has provided Kinross with a notice in writing that there is a Superior Proposal together with all documentation related to and detailing the Superior Proposal, including a copy of any Proposed Agreement relating to such Superior Proposal, and a written notice from the Red Back Board regarding the value in financial terms that the Red Back Board has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under the Superior Proposal, such documents to be so provided to Kinross not less than five business days prior to the proposed acceptance, approval, recommendation or execution of any such Proposed Agreement by Red Back;

  •
  five business days shall have elapsed from the date Kinross received the notice and documentation referred to in the immediately preceding paragraph from Red Back and, if Kinross has proposed to amend the terms of the Arrangement in accordance with the Arrangement Agreement, the Red Back Board shall have determined in good faith after consultation with its financial advisors and outside legal counsel that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Arrangement by Kinross;

  •
  Red Back concurrently terminates the Arrangement Agreement; and

  •
  Red Back has previously, or concurrently will have, paid to Kinross the Red Back Termination Fee.

Kinross Opportunity to Match

        Pursuant to the Arrangement Agreement, Red Back has acknowledged and agreed that, during the five business day period referred to above or such longer period as Red Back may approve for such purpose, Kinross shall have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement Agreement and the Arrangement and Red Back shall co-operate with Kinross with respect thereto, including negotiating in good faith with Kinross to enable Red Back to make such adjustments to the terms and conditions of the Arrangement Agreement and the Arrangement as Red Back deems appropriate and as would enable Kinross to proceed with the Arrangement and any related transaction on such adjusted terms. The Red Back Board will review any proposal by Kinross to amend the terms of the Arrangement in order to determine, in good faith in the exercise of its fiduciary duties, whether Kinross' proposal to amend the Arrangement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Arrangement.

        The Red Back Board shall promptly reaffirm its recommendation of the Arrangement by press release after: (a) any Acquisition Proposal which the Red Back Board determines not to be a Superior Proposal is publicly announced or made; or (b) the Red Back Board determines that a proposed amendment to the terms of the Arrangement would result in the Acquisition Proposal which has been publicly announced or made not being a Superior Proposal, and Kinross has so amended the terms of the Arrangement. Kinross and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by Red Back, acting reasonably.

        Nothing in the Arrangement Agreement shall prevent the Red Back Board from responding through a directors' circular or otherwise as required by applicable securities laws to an Acquisition Proposal that it determines is not a Superior Proposal, or from withdrawing, modifying or changing its recommendation as a result of Kinross having suffered a Kinross Material Adverse Effect. Further, nothing in the Arrangement Agreement shall prevent the Red Back Board from making any disclosure to the securityholders of Red Back if the Red Back Board, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Red Back Board or such disclosure is otherwise required under applicable law, provided, however, that, notwithstanding the Red Back Board shall be permitted to make such disclosure, the Red Back Board shall not be permitted to make a Red Back Change in Recommendation, other than as permitted by the terms of the Arrangement Agreement. Kinross and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such disclosure, recognizing that whether or not such comments are appropriate will be determined by Red Back, acting reasonably.

Kinross Covenants Regarding Non-Solicitation

        The Arrangement Agreement contains certain "non-solicitation" provisions pursuant to which Kinross has agreed that it will not, directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise:

  •
  make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any other person (including any of its officers or employees) relating to any Acquisition Proposal for Kinross, or furnish to any person any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage any effort or attempt by any person to do or seek to do any of the foregoing;

  •
  engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to make or complete any Acquisition Proposal for Kinross;

  •
  withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Red Back, the approval or recommendation of the Board or any committee thereof of the Arrangement Agreement or the Arrangement;

  •
  approve, recommend, or remain neutral with respect to, or propose publicly to approve, recommend, or remain neutral with respect to, any Acquisition Proposal involving Kinross (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal in respect of which a confidentiality agreement has been executed in accordance with Section 7.2(d) of the Arrangement Agreement shall not be considered a violation of this provision); or

  •
  accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal involving Kinross.

        The Arrangement Agreement provides that, notwithstanding the foregoing restrictions, nothing shall prevent the Board from, and the Board shall be permitted to engage in discussions or negotiations with, or respond to enquiries from any person that has made a bona fide unsolicited written Acquisition Proposal that the Board has determined constitutes or could reasonably be expected to result in a Superior Proposal, or provide information pursuant to Section 7.2(d) of the Arrangement Agreement to any person where the requirements of that section are met.

        Kinross shall immediately cease and cause to be terminated any existing discussions or negotiations with any person (other than Red Back) with respect to any potential Acquisition Proposal and, in connection therewith, Kinross will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request the return or destruction of all confidential information provided in connection therewith to the extent such information has not already been returned or destroyed. Kinross agrees not to release any third party from any confidentiality, non-solicitation or standstill agreement to which such third party is a party, or terminate, modify, amend or waive the terms thereof and Kinross undertakes to enforce, or cause its subsidiaries to enforce, all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date hereof or enter into after the date hereof.

        From and after the date of the Arrangement Agreement, Kinross shall immediately provide notice to Red Back of any unsolicited bona fide Acquisition Proposal or any proposal, inquiry or offer that could lead to an Acquisition Proposal or any amendments to the foregoing or any request for non-public information relating to Kinross or any of its subsidiaries in connection with such an Acquisition Proposal or for access to the properties, books or records of Kinross or any subsidiary by any person that informs Kinross, any member of the Board or any subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Red Back shall be made, from time to time, first immediately orally and then promptly (and in any event within 24 hours) in writing and shall indicate the identity of the person making such proposal, inquiry or contact, all material terms thereof and such other details of the proposal, inquiry or contact known to Kinross and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing. Kinross shall keep Red Back promptly and fully informed of the status, including any change to the material terms, of any such Acquisition Proposal, offer, inquiry or request and will respond promptly to all inquiries by Red Back with respect thereto.

        If the Board receives a request for material non-public information from a person who proposes to Kinross an unsolicited bona fide written Acquisition Proposal and the Board determines that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, and in the opinion of the Board, acting in good faith on advice from their outside legal advisors, the failure to provide such party with access to information of Kinross or its subsidiaries would be inconsistent with the fiduciary duties of the Board, then, and only in such case, Kinross may provide such person with access to information regarding Kinross and its subsidiaries, subject to the execution of a confidentiality and standstill agreement which is customary in such situations and which, in any event and taken as a whole, is no less favourable to Kinross than the confidentiality and standstill provisions contained in the Kinross Confidentiality Agreement; provided that Kinross sends a copy of any such confidentiality and standstill agreement to Red Back promptly upon its execution and Red Back is provided with a list of, and, at the request of Red Back, copies of, the information provided to such person and is immediately provided with access to similar information to which such person was provided.

        Kinross agrees that it will not enter into any Proposed Agreement, other than a confidentiality and standstill agreement as contemplated in the preceding paragraph, with any person providing for or to facilitate an Acquisition Proposal, unless:

  •
  the Board determines that the Acquisition Proposal constitutes a Superior Proposal;

  •
  the Meeting has not occurred;

  •
  Kinross has complied with the non-solicitation restrictions in the Arrangement Agreement;

  •
  Kinross has provided Red Back with a notice in writing that there is a Superior Proposal together with all documentation related to and detailing the Superior Proposal, including a copy of any Proposed Agreement relating to such Superior Proposal, and a written notice from the Board regarding the value in financial terms that the Board has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under the Superior Proposal, such documents to be so provided to Red Back not less than five business days prior to the proposed acceptance, approval, recommendation or execution of any such Proposed Agreement by Kinross;

  •
  five business days shall have elapsed from the date Red Back received the notice and documentation referred to in the immediately preceding paragraph from Kinross and, if Red Back has proposed to amend the terms of the Arrangement in accordance with the Arrangement Agreement, the Board shall have determined in good faith after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Arrangement by Red Back;

  •
  Kinross concurrently terminates the Arrangement Agreement; and

  •
  Kinross has previously, or concurrently will have, paid to Red Back the Kinross Termination Fee.

Red Back Opportunity to Match

        Pursuant to the Arrangement Agreement, Kinross has acknowledged and agreed that, during the five business day period referred to above or such longer period as Kinross may approve for such purpose, Red Back shall have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement Agreement and the Arrangement and Kinross shall co-operate with Red Back with respect thereto, including negotiating in good faith with Red Back to enable Red Back to make such adjustments to the terms and conditions of the Arrangement Agreement and the Arrangement as Kinross deems appropriate and as would enable Kinross to proceed with the Arrangement and any related transaction on such adjusted terms. The Board will review any proposal by Red Back to amend the terms of the Arrangement in order to determine, in good faith in the exercise of its fiduciary duties, whether Red Back's proposal to amend the Arrangement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Arrangement.

        The Board shall promptly reaffirm its recommendation of the Arrangement by press release after: (a) any Acquisition Proposal which the Board determines not to be a Superior Proposal is publicly announced or made; or (b) the Board determines that a proposed amendment to the terms of the Arrangement would result in the Acquisition Proposal which has been publicly announced or made not being a Superior Proposal, and Red Back has so amended the terms of the Arrangement. Red Back and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by Kinross, acting reasonably.

        Nothing in the Arrangement Agreement shall prevent the Board from responding through a directors' circular or otherwise as required by applicable securities laws to an Acquisition Proposal that it determines is not a Superior Proposal, or from withdrawing, modifying or changing its recommendation as a result of Red Back having suffered a Red Back Material Adverse Effect. Further, nothing in the Arrangement Agreement shall prevent the Board from making any disclosure to the securityholders of Kinross if the Board, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Board or such disclosure is otherwise required under applicable law, provided, however, that, notwithstanding the Board shall be permitted to make such disclosure, the Board shall not be permitted to make a Kinross Change in Recommendation, other than as permitted by the terms of the Arrangement Agreement. Red Back and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such disclosure, recognizing that whether or not such comments are appropriate will be determined by Kinross, acting reasonably.

        The Arrangement Agreement provides that, at any time following the date of the Arrangement Agreement and prior to the Effective Time, the Board may publicly accept or recommend that Shareholders accept and/or enter into a definitive agreement with respect to a Change of Control Proposal provided that:

  (i)
  if the Change of Control Proposal is structured as a take-over bid, the date upon which any securities may be taken up by the offeror shall be after the Effective Date, and

  (ii)
  if the Change of Control Proposal requires approval by Shareholders, the record date for any meeting of Shareholders that is required to be held to consider the Change of Control Proposal shall be after the Effective Date.

Termination

        The Arrangement Agreement may be terminated at any time prior to the Effective Time (notwithstanding Kinross Shareholder Approval or any approval of the Arrangement Agreement or the Arrangement Resolution by the Red Back Shareholders and/or by the Court, as applicable):

  •
  by mutual written agreement of Red Back and Kinross;

  •
  by either Red Back or Kinross, if:

  •
  the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement under this provision shall not be available to any party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

  •
  after the date of the Arrangement Agreement, there shall be enacted or made any applicable law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Red Back or Kinross from consummating the Arrangement and such applicable law or enjoinment shall have become final and non-appealable;

  •
  Red Back Shareholder Approval shall not have been obtained at the Red Back Meeting in accordance with the Interim Order; or

  •
  Kinross Shareholder Approval shall not have been obtained at the Meeting;

  •
  by Kinross, if:

  •
  prior to the Effective Time, (1) the Red Back Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Kinross or fails to publicly reaffirm its recommendation of the Arrangement within three calendar days (and in any case prior to the Red Back Meeting) after having been requested in writing by Kinross to do so, in a manner adverse to Kinross (a "Red Back Change in Recommendation"); (2) the Red Back Board or a committee thereof shall have approved or recommended any Acquisition Proposal; or (3) Red Back shall have breached the non-solicitation provisions of the Arrangement Agreement in any material respect;

  •
  a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Red Back set forth in the Arrangement Agreement shall have occurred that would cause the conditions which are for the benefit of Kinross not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by Kinross and provided that Kinross is not then in breach of the Arrangement Agreement so as to cause any such conditions not to be satisfied;

  •
  Kinross has been notified in writing by Red Back of a Proposed Agreement in accordance with the terms of the Arrangement Agreement, and either: (i) Kinross does not deliver an amended Arrangement proposal within five business days of delivery of the Proposed Agreement to Kinross; or (ii) Kinross delivers an amended Arrangement proposal in accordance with the terms of the Arrangement Agreement but the Red Back Board determines, acting in good faith and in the proper discharge of its fiduciary duties, that the Acquisition Proposal provided in the Proposed Agreement continues to be a Superior Proposal in comparison to the amended Arrangement of Kinross; or

  •
  it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a non-disclosure and standstill agreement permitted by the Arrangement Agreement), subject to compliance with the terms of the Arrangement Agreement in all material respects and provided that no termination under this provision shall be effective unless and until Kinross shall have paid to Red Back the amount required to be paid as described below under "Termination and Expense Fees".

  •
  by Red Back, if

  •
  prior to the Effective Time: (1) the Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Red Back or fails to publicly reaffirm its recommendation of the Arrangement within three calendar days (and in any case prior to the Kinross Meeting) after having been requested in writing by Red Back to do so, in a manner adverse to Red Back (a "Kinross Change in Recommendation"); (2) the Board or a committee thereof shall have approved or recommended any Acquisition Proposal; or (3) Kinross shall have breached the non-solicitation provisions of the Arrangement Agreement in any material respect;

  •
  a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Kinross set forth in the Arrangement Agreement shall have occurred that would cause the conditions which are for the benefit of Red Back not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date as reasonably determined by Red Back and provided that Red Back is not then in breach of the Arrangement Agreement so as to cause any such conditions not to be satisfied;

  •
  Red Back has been notified in writing by Kinross of a Proposed Agreement, and either: (i) Red Back does not deliver an amended Arrangement proposal within five business days of delivery of the Proposed Agreement to Red Back; or (ii) Red Back delivers an amended Arrangement pursuant to its right to match contained in the Arrangement Agreement but the Board determines, acting in good faith and in the proper discharge of its fiduciary duties, that the Acquisition Proposal provided in the Proposed Agreement continues to be a Superior Proposal in comparison to the amended Arrangement terms offered by Red Back; or

  •
  it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a non-disclosure and standstill agreement permitted by the Arrangement Agreement), subject to compliance with the terms of the Arrangement Agreement in all material respects and provided that no termination under this provision shall be effective unless and until Red Back shall have paid to Kinross the amount required to be paid as described below under "Termination and Expense Fees".

Termination and Expense Fees

        The Arrangement Agreement provides that Red Back will pay the Red Back Termination Fee to Kinross if a Red Back Termination Fee Event occurs. "Red Back Termination Fee Event" means the termination of the Arrangement Agreement:

  •
  by Kinross (1) if there is a Red Back Change in Recommendation (but not including a termination by Kinross in circumstances where the Red Back Change in Recommendation resulted from the occurrence of a Kinross Material Adverse Effect); or (2) Kinross has been notified in writing by Red Back of a Proposed Agreement in accordance with the terms of the Arrangement Agreement, and either: (i) Kinross does not deliver an amended Arrangement proposal within five Business Days of delivery of the Proposed Agreement to Kinross; or (ii) Kinross delivers an amended Arrangement proposal in accordance with the terms of the Arrangement Agreement but the Red Back Board determines, acting in good faith and in the proper discharge of its fiduciary duties, that the Acquisition Proposal provided in the Proposed Agreement continues to be a Superior Proposal in comparison to the amended Arrangement of Kinross (Section 8.3(c)(i) of the Arrangement Agreement);

  •
  by Red Back if Red Back enters into a legally binding agreement with respect to a Superior Proposal (Section 8.3(c)(ii) of the Arrangement Agreement); or

  •
  by either party if (a) Red Back Shareholder Approval shall not have been obtained at the Red Back Meeting in accordance with the Interim Order, or (b) the Effective Time shall not have occurred on or before the Outside Date, but only if, in these termination events, (i) prior to such termination, a bona fide Acquisition Proposal for Red Back shall have been made or publicly announced by any Person other than Kinross and (ii) within twelve months following the date of such termination, Red Back or one or more of its subsidiaries (A) enters into a definitive agreement in respect of one or more Acquisition Proposals or

    (B) there shall have been consummated one or more Acquisition Proposals for Red Back; provided that, Red Back shall be entitled to deduct from the Red Back Termination Fee an amount equal to the Red Back Expense Fee if any such fees were paid to Kinross (Section 8.3(c)(iii) of the Arrangement Agreement).

        If a Red Back Termination Fee Event occurs, Red Back shall pay the Red Back Termination Fee to Kinross by wire transfer of immediately available funds, as follows:

  •
  if the Red Back Termination Fee is payable pursuant to Section 8.3(c)(iii) of the Arrangement Agreement, the Red Back Termination Fee shall be payable concurrently upon the earlier of the entering into of the applicable agreement referred to therein or upon the consummation of the Acquisition Proposal referred to therein, and any Red Back Expense Fee paid shall be credited towards payment of the Red Back Termination Fee;

  •
  if the Red Back Termination Fee is payable pursuant to Section 8.3(c)(i) of the Arrangement Agreement, the Red Back Termination Fee shall be payable within two (2) business days following such termination; or

  •
  if the Red Back Termination Fee is payable pursuant to Section 8.3(c)(ii) of the Arrangement Agreement, the Red Back Termination Fee shall be payable prior to or simultaneously with such termination.

        For the purposes of the Arrangement Agreement, "Red Back Expense Fee Event" means the termination of the Arrangement Agreement:

  •
  by Kinross or Red Back if the Red Back Shareholder Approval shall not have been obtained at the Red Back Meeting in accordance with the Interim Order; or

  •
  by Kinross if Red Back has breached its representations or warranties or failed to perform any covenant.

        If a Red Back Expense Fee Event occurs, Red Back shall pay the Red Back Expense Fee to Kinross by wire transfer of immediately available funds within two (2) business days following such termination, provided that, in the event of a termination of the Arrangement Agreement if the Red Back Shareholder Approval shall not have been obtained at the Red Back Meeting in accordance with the Interim Order, if (a) Kinross Shareholder Approval was not obtained at the Meeting; or (b) a Red Back Change of Recommendation occurred as a result of a Kinross Material Adverse Effect, the Red Back Expense Fee shall not be payable.

        For the purposes of the Arrangement Agreement, "Kinross Termination Fee Event" means the termination of the Arrangement Agreement:

  •
  by Red Back (1) if there is a Kinross Change in Recommendation (but not including a termination by Red Back in circumstances where the Kinross Change in Recommendation resulted from the occurrence of a Red Back Material Adverse Change); or (2) Red Back has been notified in writing by Kinross of a Proposed Agreement in accordance with the terms of the Arrangement Agreement, and either: (i) Red Back does not deliver an amended Arrangement proposal within five Business Days of delivery of the Proposed Agreement to Red Back; or (ii) Red Back delivers an amended Arrangement proposal in accordance with the terms of the Arrangement Agreement but the Board determines, acting in good faith and in the proper discharge of its fiduciary duties, that the Acquisition Proposal provided in the Proposed Agreement continues to be a Superior Proposal in comparison to the amended Arrangement of Red Back (Section 8.3(e)(i) of the Arrangement Agreement);

  •
  by Kinross, if Kinross enters into a legally binding agreement with respect to a Superior Proposal (Section 8.3(e)(ii) of the Arrangement Agreement); or

  •
  by either party if (a) Kinross Shareholder Approval shall not have been obtained at the Meeting, or (b) the Effective Time shall not have occurred on or before the Outside Date, but only if, in these termination events, (i) prior to such termination, a bona fide Acquisition Proposal for Kinross shall have been made or publicly announced by any person other than Red Back and (ii) within twelve months following the date of such termination, Kinross or one or more of its subsidiaries (A) enters into a definitive agreement in respect of one or more Acquisition Proposals or (B) there shall have been consummated one or more Acquisition Proposals for Kinross; provided that, Kinross shall be entitled to deduct from the Kinross Termination Fee an amount equal to the Kinross Expense Fee if any such fees were paid to Red Back (Section 8.3(e)(iii) of the Arrangement Agreement).

        If a Kinross Termination Fee Event occurs, Kinross shall pay the Kinross Termination Fee to Red Back by wire transfer of immediately available funds, as follows:

  •
  if the Kinross Termination Fee is payable pursuant to Section 8.3(e)(iii) of the Arrangement Agreement, the Kinross Termination Fee shall be payable concurrently upon the earlier of the entering into of the applicable agreement referred to therein or upon the consummation of the Acquisition Proposal referred to therein, and any Kinross Expense Fee paid shall be credited towards payment of the Kinross Termination Fee;

  •
  if the Kinross Termination Fee is payable pursuant to Section 8.3(e)(i) of the Arrangement Agreement, the Kinross Termination Fee shall be payable within two (2) business days following such termination; or

  •
  if the Kinross Termination Fee is payable pursuant to Section 8.3(e)(ii) of the Arrangement Agreement, the Kinross Termination Fee shall be payable prior to or simultaneously with such termination.

        For the purposes of the Arrangement Agreement, "Kinross Expense Fee Event" means the termination of the Arrangement Agreement:

  •
  by Kinross or Red Back if Kinross Shareholder Approval is not obtained; or

  •
  by Red Back if Kinross has breached its representations or warranties or failed to perform any covenant.

        If a Kinross Expense Fee Event occurs, Kinross shall pay the Kinross Expense Fee to Red Back by wire transfer of immediately available funds within two (2) business days following such termination provided that, in the event of a termination of the Arrangement Agreement if the Kinross Shareholder Approval shall not have been obtained at the Meeting, if (a) Red Back Shareholder Approval was not obtained at the Red Back Meeting; or (b) a Kinross Change of Recommendation occurred as a result of a Red Back Material Adverse Effect, the Kinross Expense Fee shall not be payable.

Directors' and Officers' Insurance

        Prior to the Effective Date, Red Back shall purchase customary "tail" policies of directors' and officers' liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Red Back and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Kinross will, or will cause Red Back and its subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided, that Kinross shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policy shall not exceed 300% of Red Back's current annual aggregate premium for policies currently maintained by Red Back or its subsidiaries.

        Kinross agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Red Back and its subsidiaries to the extent that they are disclosed in the Red Back Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in the Red Back Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six (6) years from the Effective Date.

 RISK FACTORS

        Shareholders should carefully consider the following risk factors related to the Arrangement. In addition to the risks set out in the documents incorporated by reference in the Circular, the proposed combination of Kinross with Red Back upon the successful completion of the Arrangement is subject to certain risks, including the following:

Mineral reserve and mineral resource figures pertaining to Red Back's properties are only estimates and are subject to revision based on developing information.

        Information pertaining to Red Back's mineral reserves and mineral resources presented in this Circular or incorporated by reference herein, including such information as it pertains to the Tasiast Property and the Chirano Property, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Mineral reserve and mineral resource estimates are materially dependent on the prevailing price of minerals, including gold, and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of minerals, including gold, or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period.

        The estimates of mineral reserves and mineral resources attributable to any specific property of Red Back are based on accepted engineering and evaluation principles. The estimated amount of contained minerals in proven and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

Kinross may not realize the benefits of the combined company's growth projects.

        As part of its strategy, Kinross will continue its efforts to develop new gold projects and will have an expanded portfolio of such projects as a result of the combination with Red Back. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

        The level of production and capital and operating cost estimates relating to the expanded portfolio of growth projects, which are used in establishing ore/mineral reserve estimates for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for Kinross' projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, Kinross' current estimates. If actual results are less favourable than Kinross currently estimates, the combined company's business, results of operations, financial condition and liquidity could be materially adversely impacted.

The Arrangement is subject to satisfaction or waiver of several conditions.

        The Arrangement is conditional upon, among other things, Red Back Shareholder Approval, Kinross Shareholder Approval and Kinross and/or Red Back having obtained all government or Regulatory Approvals required by law, policy or practice, including Competition Act Approval. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any government or regulatory approvals could have an adverse effect on the business, financial condition or results of operations of Kinross.

Kinross may be subject to significant capital requirements and operating risks associated with its expanded operations and its expanded portfolio of growth projects.

        Kinross must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustain capital requirements. If Kinross does not realize satisfactory prices for the gold that Kinross produces, it could be required to raise very significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements could adversely affect Kinross' credit ratings and its ability to access the capital markets in the future to meet any external financing requirements Kinross might have. If there are significant delays in when these projects are completed and are producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on Kinross' results of operation, cash flow from operations and financial condition.

        In addition, Kinross' mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at Kinross' mining or processing operations could materially adversely affect Kinross' business, results of operations, financial condition and liquidity.

Red Back's operations are in jurisdictions new to Kinross.

        Operations, development and exploration activities carried out by Red Back are or may be affected to varying degrees by taxes and government regulations relating to such matters as environmental protection, land use, water use, health, safety, labour, restrictions on production, price controls, currency remittance, maintenance of mineral rights, mineral tenure, and expropriation of property. Red Back's principal assets are held outside of North America in Ghana, Mauritania and Côte D'Ivoire in West Africa. Although the governments in these jurisdictions are currently generally stable and generally friendly to foreign investment, including offering incentives to attract international investment into those countries, there are still political risks. The risks include, but are not limited to, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, terrorism, hostage taking, and expropriation. Changes in mining or investment policies or shifts in political attitudes may also adversely affect Kinross' business. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, maintenance of claims, environmental legislation, expropriation of property, land use, land claims of local people, water use and safety. Any changes in the laws relating to mining in the jurisdictions in which Red Back carries on business could materially affect the rights and title to the interests held there by the Company. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties. The effect of any of these factors cannot be accurately predicted.

The issuance of a significant number of Kinross Shares and a resulting "market overhang" could adversely affect the market price of Kinross Shares after completion of the Arrangement.

        On completion of the Arrangement, a significant number of additional Kinross Shares will be available for trading in the public market. The increase in the number of Kinross Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Kinross Shares. The potential that such a Shareholder may sell its Kinross Shares in the public market (commonly referred to as "market overhang"), as well as any actual sales of such Kinross Shares in the public market, could adversely affect the market price of the Kinross Shares.

The integration of Kinross and Red Back may not occur as planned.

        The Arrangement Agreement has been entered into with the expectation that its successful completion will result in increased gold production, increased earnings and cost savings by taking advantage of operating and other synergies to be realized from the consolidation of Kinross and Red Back and enhanced growth opportunities for the combined company. These anticipated benefits will depend in part on whether Kinross and Red Back's operations can be integrated in an efficient and effective manner. Most operational and strategic decisions and certain staffing decisions with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of Red Back's operations after completion of the Arrangement could be adversely affected if the combined company cannot retain key employees to assist in the integration and operation of Red Back and Kinross. As a result of these factors, it is possible that the cost reductions and synergies expected from the combination of Kinross and Red Back will not be realized. In addition, such synergies assume certain realized long-term metals and consumable commodities prices and foreign exchange rates. If actual prices were below such assumed prices, the realization of potential synergies could be adversely effected.

THE COMBINED COMPANY UPON COMPLETION OF THE ARRANGEMENT

Overview

        On completion of the Arrangement, Kinross will continue to be a corporation existing under the OBCA and the former Red Back Shareholders will be shareholders of Kinross. After the Effective Date, Red Back will be a wholly-owned subsidiary of Kinross.

        The business and operations of Kinross and Red Back will be consolidated and the principal executive office of the combined company will remain at 25 York Street, 17th Floor, Toronto, Ontario, M5J 2V5 immediately following consummation of the Arrangement.

Organization Chart

        The following chart shows the corporate relationship between Kinross and Red Back following the completion of the Arrangement:

Directors and Officers of the Combined Company

        Following the Effective Date, it is anticipated that the Board will be comprised of eleven directors, who will consist of the current members of the Board, being, John A. Brough, Tye W. Burt, John K. Carrington, John M.H. Huxley, John A. Keyes, Catherine McLeod-Seltzer, George F. Michals, John E. Oliver, Terrence C.W. Reid, together with Lukas Lundin, Chairman of the Red Back Board, and Richard Clark, Chief Executive Officer of Red Back, who are expected to be appointed to the Board in connection with the Arrangement.

Description of Share Capital

        The share capital of Kinross will remain unchanged as a result of the completion of the Arrangement, other than for the issuance of the Consideration Shares, and issuance of any Option Shares and Warrant Shares, contemplated in the Arrangement.

        Kinross is authorized to issue an unlimited number of Kinross Shares. As at August 13, 2010, there were 703,892,874 Kinross Shares issued and outstanding. There are no limitations contained in the articles or bylaws of Kinross on the ability of a person who is not a Canadian resident to hold Kinross Shares or exercise the voting rights associated with Kinross Shares. A summary of the rights of the Kinross Shares is set forth below.

        In connection with the Arrangement, Kinross expects to issue approximately 425 million Kinross Shares, based on the number of Red Back Shares outstanding as at August 2, 2010 (as represented to Kinross by Red Back in the Arrangement Agreement) and assuming that: (i) all of the Red Back Shares outstanding as at August 2, 2010 are acquired upon completion of the Arrangement, and (ii) all holders of Red Back Options elect to receive Replacement Options based on the Option Exchange Ratio rather than exercise their Red Back Options in advance of the successful completion of the Arrangement, and all such Replacement Options are subsequently exercised for Kinross Shares in accordance with their terms. In addition, approximately 26 million Kinross Shares would be issuable in the event that all of the Warrants are exercised prior to the expiry date of the Warrants.

        Immediately following completion of the Arrangement, Shareholders will hold approximately 63% of the Kinross Shares issued and outstanding, while Red Back Shareholders will hold approximately 37% of the Kinross Shares issued and outstanding (on both a non-diluted and fully diluted basis).

Dividends

        Holders of Kinross Shares are entitled to receive dividends when, as and if declared by the Board out of funds legally available therefor, provided that if any Kinross preferred shares are at the time outstanding, the payment of dividends on Kinross Shares or other distributions (including repurchases of Kinross Shares by Kinross) will be subject to the declaration and payment of all cumulative dividends on outstanding Kinross preferred shares and any other preferred shares which are then outstanding. The OBCA provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is or would, after the payment of the dividend, be unable to pay its liabilities as they fall due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares of its capital.

Liquidation

        In the event of the dissolution, liquidation, or winding up of Kinross, holders of Kinross Shares are entitled to share rateably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of Kinross' indebtedness, and the payment of the aggregate liquidation preference of the Kinross preferred shares and any other preferred shares then outstanding.

Voting

        Holders of Kinross Shares are entitled to one vote for each Kinross Share held on all matters voted on by shareholders, including the election of directors.

Preferred Shares

        Kinross is not authorized to issue preferred shares, and currently, there are no preferred shares of Kinross issued and outstanding.

Selected Kinross Unaudited Pro Forma Consolidated Financial Information

        The selected unaudited pro forma consolidated financial information set forth below should be read in conjunction with Kinross' unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Schedule C to the Circular. The pro forma consolidated balance sheet has been prepared from the unaudited consolidated balance sheet of Kinross as at June 30, 2010 and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on June 30, 2010. The pro forma consolidated statement of operations for the year ended December 31, 2009 and the six month period ended June 30, 2010 have been prepared, respectively, from the audited statements of operations of Kinross for the year ended December 31, 2009 and the unaudited interim consolidated statement of operations of Kinross for the six month period ended June 30, 2010 and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on January 1, 2009.

        The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between Kinross and Red Back. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Kinross and the accompanying notes included in Schedule C to the Circular.

(in millions of U.S. dollars)	Six months ended June 30, 2010	Year ended December 31, 2009
Statement of operations data:
Revenue	1,595.2	2,730.5
Operating earnings	450.9	667.3

Net earnings	244.7	349.5
(in U.S. dollars)
Per Kinross Share data:
Basic earnings per share	0.22	0.32
Diluted earnings per share	0.22	0.31

(in millions of U.S. dollars)	As at June 30, 2010
Balance sheet data:
Cash and cash equivalents and short term investments	1,391.8
Total assets	15,530.4

Total debt, including current portion	710.9
Total liabilities	2,702.1

Shareholders' equity	12,644.5

Post-Arrangement Shareholdings and Principal Shareholders

        Immediately following completion of the Arrangement, Shareholders will hold approximately 63% of the Kinross Shares issued and outstanding, while Red Back Shareholders will hold approximately 37% of the Kinross Shares issued and outstanding (on both a non-diluted and fully diluted basis).

        Immediately following the completion of the Arrangement, to the knowledge of the Directors and executive officers of the Company (based solely upon a review of public filings made) and assuming that its current holdings in Kinross remain unchanged and it does not exercise any dissent rights with respect to the Red Back Shares it currently holds, BlackRock Inc. (on behalf of its investment advisory subsidiaries) will hold approximately 120,849,252 Kinross Shares, representing approximately 11% of the issued and outstanding Kinross Shares.

        To the knowledge of the Directors and executive officers of the Company, other than as set forth above, following completion of the Arrangement, there will be no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company.

 INFORMATION CONCERNING KINROSS

Overview

        Kinross is principally engaged in the mining and processing of gold and, as a by-product, silver ore and the exploration for, and the acquisition of, gold bearing properties in the Americas, the Russian Federation and worldwide. The principal products of Kinross are gold and silver produced in the form of doré that is shipped to refineries for final processing.

        Kinross' strategy is to increase shareholder value through increases in precious metal reserves, production and long-term cash flow and earnings per share. Kinross' strategy also consists of optimizing the performance and, therefore, the value, of existing operations, investing in quality exploration and development projects and acquiring new potentially accretive properties and projects.

        The material properties of Kinross as of August 16, 2010 were as follows:

Property(1)	Location	Property Ownership
Fort Knox	United States	100%	(2)
Paracatu	Brazil	100%
Maricunga	Chile	100%
Kupol	Russian Federation	75%	(3)
Cerro Casale	Chile	25%	(4)
Fruta del Norte	Ecuador	100%

(1)
The Fort Knox and Paracatu properties are subject to various royalties.

(2)
Kinross holds a 100% interest in the properties forming part of the Fort Knox mine except for the Gil property, in which Kinross holds an 80% interest.

(3)
Kinross holds a 75% (less one share) interest in the Kupol mine. The remaining 25% (plus one share) is held by the State Unitary enterprise of the Chukotka Autonomous Okrug in the Far East Federal District of the Russian Federation.

(4)
As of March 30, 2010, Kinross owned a 50% interest in the Cerro Casale project and the remaining 50% interest was held indirectly by Barrick Gold Corporation ("Barrick"). On March 31, 2010, Kinross completed the sale of one-half of its 50% interest in the Cerro Casale project to certain subsidiaries of Barrick.

        In addition, as of August 16, 2010, Kinross held a 50% interest in the Crixas mine, situated in Brazil, a 100% interest in the Kettle River mine in Washington, United States, which includes the Kettle River-Buckhorn mine, a 50% interest in the Round Mountain mine in Nevada, United States, a 100% interest in the La Coipa mine in Chile, a 100% interest in the Lobo-Marte property in Chile and other mining properties in various stages of exploration, development, reclamation, and closure. Kinross' principal product is gold and it also produces silver.

        Kinross' share of proven and probable mineral reserves as at December 31, 2009 was 51.0 million ounces of gold, 102.9 million ounces of silver and 2.9 billion pounds of copper. Kinross' copper reserves are all situated at the Cerro Casale project. On March 31, 2010, Kinross sold one-half of its 50% interest in the Cerro Casale project to Barrick. Barrick now holds a 75% interest in the Cerro Casale project.

        Kinross was initially created in May 1993 by the amalgamation of CMP Resources Ltd., Plexus Resources Corporation, and 1021105 Ontario Corp. In December 2000, Kinross amalgamated with LT Acquisition Inc.; in January 2005, Kinross amalgamated with its wholly-owned subsidiary, TVX Gold Inc.; and in January 2006 it amalgamated with its wholly-owned subsidiary, Echo Bay Mines Ltd. Kinross is the continuing entity resulting from these amalgamations. Kinross is governed by the OBCA and its registered and principal offices are located at 25 York Street, 17th Floor, Toronto, Ontario, M5J 2V5.

        Kinross is a reporting issuer or the equivalent in all provinces of Canada and files its continuous disclosure documents with the relevant Canadian securities regulatory authorities. Such documents are available at www.sedar.com. Kinross is also an SEC registrant and accordingly files with or furnishes to the SEC certain documents. Such documents are available at www.sec.gov.

Share Capital of Kinross

        For a description of Kinross' share capital, see the Section of the Circular entitled, "The Combined Company Upon Completion of the Arrangement — Description of Share Capital".

Price Range and Trading Volumes of Kinross Shares

        The Kinross Shares are listed and posted for trading on the TSX and the NYSE under the trading symbols "K" and "KGC", respectively. The following table sets forth, for the periods indicated, the reported high, low and closing trading prices and the aggregate volume of trading of the Kinross Shares on the TSX and NYSE.

	Kinross Shares on the TSX				Kinross Shares on the NYSE
	High (Cdn.$)	Low (Cdn.$)	Close (Cdn.$)	Volume (#)	High ($)	Low ($)	Close ($)	Volume (#)
2009
August	22.24	19.91	20.78	50,248,640	20.72	17.96	18.95	21,742,400
September	25.22	20.21	23.33	93,296,675	23.65	18.43	21.70	44,465,900
October	24.59	19.25	20.10	78,759,313	23.91	17.85	18.58	42,458,200
November	21.33	18.82	21.02	92,190,627	20.31	17.45	20.02	36,471,200
December	23.47	18.73	19.37	83,722,578	22.45	17.50	18.40	35,336,100
2010
January	21.80	17.23	17.31	53,383,769	21.12	16.15	16.26	21,877,700
February	20.29	17.26	19.07	54,318,367	19.46	16.13	18.12	26,996,600
March	19.90	17.18	17.37	57,258,129	19.36	16.75	17.09	22,175,500
April	19.68	17.45	19.40	57,868,321	19.47	17.25	18.97	21,777,100
May	19.89	17.40	18.32	77,674,739	19.54	16.26	17.21	35,002,700
June	19.32	17.55	18.20	53,023,021	18.89	16.68	17.09	26,258,800
July	17.74	16.08	16.87	65,710,992	17.00	15.24	16.39	23,120,100
August (1 to 13)	16.37	15.62	15.81	78,191,862	16.70	15.21	15.16	22,049,800

        As of August 2, 2010, the date the entering into of the Arrangement Agreement was announced, the implied value of the Arrangement was Cdn.$30.50 per Red Back Share, representing a premium of approximately 21%, based on the preceding 20-day volume-weighted average price of the Red Back Shares traded on the TSX and the July 30, 2010 closing price of the Kinross Shares traded on the TSX. The Warrants are expected to be listed on the TSX and be exercisable for a four-year term at an exercise price of $21.30, representing an approximate 30% premium to the July 30, 2010 closing price of $16.39.

Warrants

        The Warrants will be issued under and governed by a warrant indenture between Kinross and Computershare Trust Company of Canada (the "Warrant Agent") to be dated the Effective Date (the "Kinross Warrant Agreement"). The following is a summary of the principal terms of the Kinross Warrants and the Kinross Warrant Agreement. This summary is qualified in its entirety by the full text of the Kinross Warrant Agreement which will be filed by Kinross (i) with the Canadian securities regulatory authorities and available at www.sedar.com and (ii) with the SEC and available at www.sec.gov.

Exercise of Warrants

        Each whole Warrant will entitle the warrantholder to purchase one Kinross Share at an exercise price of $21.30, as adjusted (the "Exercise Price"), until 5.00 p.m. (Toronto time) on the date that is four years following the Effective Date. Any Warrants not exercised prior to such date will expire.

        The Warrants shall be evidenced by certificates (the "Kinross Warrant Certificates") issued pursuant to the terms of the Kinross Warrant Agreement. A Warrant may be exercised by surrendering the Kinross Warrant Certificate evidencing such Warrant, with the accompanying form of election to purchase properly completed and executed. No holder of Warrants will be permitted to exercise such Warrants during the 40 days following the Effective Date. Holders of Warrants who are in the United States, or who are U.S. Persons, will not be permitted to exercise Warrants, although they may sell their Warrants to other persons who are permitted to exercise them. Holders of Warrants must also pay the Exercise Price and any applicable transfer tax for any exercised Warrants in the form of a certified cheque or official bank draft payable in Canadian funds to the order of Kinross, at the office or agency maintained by Kinross for such purpose, which initially will be the principal corporate trust office of the Warrant Agent in Toronto, Ontario. Finally, warrantholders must also include any other documentation that the Warrant Agent reasonably requests, including a signature guarantee.

        As soon as practicable after the exercise of any Warrant and payment by the holder of the Exercise Price and any applicable transfer tax, the Warrant Agent will deliver or cause to be delivered, to or upon the written order of the exercising warrantholder, share certificates representing the number of whole Kinross Shares or other securities or property to which such warrantholder is entitled. If less than all of the Warrants evidenced by a Kinross Warrant Certificate are to be exercised, a new Kinross Warrant Certificate will be issued for the remaining number of Warrants.

No Fractional Warrants or Kinross Shares

        Only whole Warrants will be issued. No fractional Kinross Shares will be issuable upon exercise of any Warrants. To the extent that the holder of a Warrant would otherwise be entitled to purchase a fraction of a Kinross Share, in lieu of a fractional share, the holder will receive a cash payment therefor based upon the then Current Market Price of the Kinross Shares.

No Voting Rights

        A holder of Warrants will not have any voting or pre-emptive rights or any other rights as a shareholder of Kinross until the Warrants held by such holder have been duly exercised and Kinross Shares have been issued to the holder of Warrants pursuant thereto.

Anti-Dilution Adjustment Provisions

        The Kinross Warrant Agreement will provide that the Exercise Price and/or the number and kind of securities or property issuable on the exercise of the Warrants are subject to adjustment in certain events including:

  (a)
  the subdivision or consolidation of the Kinross Shares;

  (b)
  the issue to all or substantially all the holders of Kinross Shares of a stock dividend or other distribution in Kinross Shares or of securities convertible into or exchangeable for Kinross Shares, other than an issue of securities to holders of outstanding Kinross Shares which constitutes a Dividend Paid in the Ordinary Course;

  (c)
  the issue of rights, options or warrants to all or substantially all the holders of Kinross Shares entitling them within a period of no longer than 45 calendar days after the record date for such issue to acquire (i) Kinross Shares at less than 95% of the Current Market Price of the Kinross Shares or (ii) securities convertible into or exchangeable for Kinross Shares where the conversion or exchange price at the date of issue of such convertible or exchangeable securities is less than 95% of the Current Market Price of the Kinross Shares; and

  (d)
  the distribution to all or substantially all the holders of Kinross Shares of (i) shares of any other class, (ii) rights, options or warrants to acquire Kinross Shares, securities convertible into or exchangeable for Kinross Shares or other securities of Kinross or property or other assets of Kinross (other than those described in (b) or (c) above), (iii) evidences of indebtedness, or (iv) cash, property or other assets of Kinross (excluding in each case Dividends Paid in the Ordinary Course).

        There will be no adjustment of the Exercise Price of the Warrants in respect of any events described above (other than in (a) above) if holders of Warrants are allowed to participate as though they had exercised their Kinross Warrants prior to the applicable record date or effective date for such event. Provision shall also be made for adjustment to the Exercise Price and/or the number and kind of securities or property issuable on exercise in connection with certain other events as follows:

  (x)
  in the event of any change, reclassification or alteration of the Kinross Shares;

  (y)
  the consolidation, arrangement, amalgamation, merger or other similar arrangement of Kinross with another company; or

  (z)
  the transfer of all or substantially all of Kinross' assets.

        Any holder of Warrants who exercise Warrants after the effective date of one of the foregoing events described in (x), (y) or (z) above will be entitled to receive, and will accept for the same aggregate consideration in lieu of the number of Kinross Shares to which such holder was previously entitled upon such exercise, the aggregate number of shares, other securities or other property which such holder would have been entitled to receive as a result of such event if, on the effective date thereof, the holder had been the registered holder of the number of Kinross Shares to which such holder was previously entitled upon exercise of such Warrants.

        No adjustment in the Exercise Price or the number or kind of securities or property issuable upon exercise will be required to be made (a) unless the cumulative effect of such adjustment or adjustments would change the Exercise Price by at least 1% or, in the event of a change in the number of Kinross Shares purchasable upon exercise, the number of Kinross Shares issuable would change by at least one-hundredth of a share or (b) for greater certainty, in respect of the issue of Kinross Shares pursuant to (i) the exercise of the Warrants or (ii) any Kinross security-based compensation plan (including stock option plans, restricted share unit plans, deferred share unit plans and share purchase plans) or dividend reinvestment plan, any options granted to current or former Kinross employees or any other option or right to acquire Kinross Shares.

Modifications to Kinross Warrant Agreement and Warrants

        The Kinross Warrant Agreement will provide that modifications and alterations to it and to the Warrants may be made if authorized by extraordinary resolution if all necessary approvals are received. The term "extraordinary resolution" is defined in the Kinross Warrant Agreement to mean, in effect, a resolution passed by the affirmative votes of the holders of not less than 66 2/3% of the Warrants represented and voting at a meeting of the warrantholders or an instrument or instruments in writing signed by the holders of not less than 66 2/3% of the outstanding Warrants.

        The Kinross Warrant Agreement and the Warrants may be modified and altered without authorization by extraordinary resolution and if all necessary approvals are received in order to cure defects or ambiguities, or to make ministerial amendments, or otherwise, provided that the rights of warrantholders are not materially adversely affected thereby.

Governing Law

        The Kinross Warrant Agreement will be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Repurchase of Warrants

        Subject to applicable law, Kinross will be able to purchase Warrants in the market or by tender or private contract, and any Warrants so purchased will be cancelled.

Listing of Warrants

        An application has been made to list the Warrants on the TSX. The Warrants will not be listed on the NYSE.

Prior Sales

        The information set out below is in respect of the issuances by Kinross of Kinross Shares, warrants, options to purchase Kinross Shares and Kinross restricted share units for the twelve month period before the date of the Circular. No warrants have been issued during the twelve month period before the date of the Circular.

        For the 12-month period prior to the date of the Circular, other than as set forth above, Kinross has issued the Kinross Shares listed in the table set forth below:

Date	Security	Price per Security (Cdn.$)	Number of Securities
August 2009	Common Shares(1)	12.85	42,741
August 2009	Common Shares(2)	Nil	24,158
August 2009	Common Shares(5)	32.00	1
September 2009	Common Shares(3)	23.61	49,747
September 2009	Common Shares(1)	14.00	344,735
September 2009	Common Shares(5)	12.92	358,718
September 2009	Common Shares(6)	9.77	9,500
September 2009	Common Shares(2)	Nil	52,559
October 2009	Common Shares(1)	15.33	75,000
October 2009	Common Shares(6)	9.77	2,500
November 2009	Common Shares(5)	3.01	25,000
November 2009	Common Shares(2)	Nil	43,264
December 2009	Common Shares(3)	20.53	60,242
December 2009	Common Shares(1)	9.76	18,610
December 2009	Common Shares(2)	Nil	57,682
January 2010	Common Shares(6)	9.77	2,000
January 2010	Common Shares(1)	13.41	18,507
January 2010	Common Shares(2)	Nil	127,653
February 2010	Common Shares(2)	Nil	438,848
March 2010	Common Shares(1)	12.73	145,000
April 2010	Common Shares(2)	Nil	23,092
April 2010	Common Shares(1)	14.10	8,733
April 2010	Common Shares(4)	6.41	222,350
April 2010	Common Shares(8)	18.20	4,641,816
April 2010	Common Shares(8)	18.95	821,207
May 2010	Common Shares(2)	Nil	62,311
May 2010	Common Shares(5)	13.49	3,640
May 2010	Common Shares(1)	16.28	3,333
May 2010	Common Shares(7)	5.49	75,615
June 2010	Common Shares(1)	13.69	32,869
June 2010	Common Shares(7)	8.38	6,050
June 2010	Common Shares(3)	18.60	77,824
June 2010	Common Shares(2)	Nil	8,713
June 2010	Common Shares(8)	18.20	1,038,347
July 2010	Common Shares(6)	9.77	325
July 2010	Common Shares(7)	3.55	12,575
August 2010	Common Shares(2)	Nil	14,667

(1)
Issued upon exercise of previously issued stock options of Kinross. Price per security with respect to the exercise of stock options is based on the weighted monthly average.

(2)
Issued upon expiry of restricted period for previously issued restricted share units of Kinross.

(3)
Issued pursuant to the employee share purchase plan of Kinross.

(4)
Issued upon the exercise of previously issued warrants of Kinross.

(5)
Issued upon exercise of previously issued stock options of Aurelian Resources Inc., a wholly-owned subsidiary of Kinross. Price per security with respect to the exercise of stock options is based on the weighted monthly average.

(6)
Issued upon exercise of previously issued stock options of Bema Gold Corp., a wholly-owned subsidiary of Kinross. Price per security with respect to the exercise of stock options is based on the weighted monthly average.

(7)
Issued upon exercise of previously issued stock options of Underworld Resources Inc., a wholly-owned subsidiary of Kinross. Price per security with respect to the exercise of stock options is based on the weighted monthly average.

(8)
Issued in connection with the acquisition by Kinross of all of the issued and outstanding common shares of Underworld Resources Inc.

        For the 12-month period prior to the date of the Circular, Kinross has issued the options to purchase Kinross Shares listed in the table set forth below:

Date	Security	Exercise Price per Security (Cdn.$)	Number of Securities(1)
August 2009	Stock Options	21.05	105,747
September 2009	Stock Options	Nil	Nil
October 2009	Stock Options	Nil	Nil
November 2009	Stock Options	20.09	43,319
December 2009	Stock Options	20.89	33,803
January 2010	Stock Options	Nil	Nil
February 2010	Stock Options	19.23	1,315,171
March 2010	Stock Options	Nil	Nil
April 2010	Stock Options	Nil	Nil
April 2010	Stock Options	3.55	102,225
April 2010	Stock Options	5.89	3,525
April 2010	Stock Options	7.09	9,870
April 2010	Stock Options	3.55	181,185
April 2010	Stock Options	6.03	4,935
April 2010	Stock Options	10.99	97,290
April 2010	Stock Options	9.22	21,150
May 2010	Stock Options	18.21	48,916
June 2010	Stock Options	Nil	Nil
July 2010	Stock Options	Nil	Nil
August 2010	Stock Options	Nil	Nil

(1)
In the 12 months prior to the date of hereof 284,388 stock options were cancelled.

        For the 12-month period prior to the date of the Circular, Kinross has issued the restricted share units listed in the table set forth below:

Date	Security	Price per Security (Cdn.$)(1)	Number of Securities(2)
August 2009	Restricted Share Unit	N/A	91,218
September 2009	Restricted Share Unit	N/A	Nil
October 2009	Restricted Share Unit	N/A	Nil
November 2009	Restricted Share Unit	N/A	27,776
December 2009	Restricted Share Unit	N/A	55,239
January 2010	Restricted Share Unit	N/A	Nil
February 2010	Restricted Share Unit	N/A	1,208,247
March 2010	Restricted Share Unit	N/A	Nil
April 2010	Restricted Share Unit	N/A	Nil
May 2010	Restricted Share Unit	N/A	85,149
June 2010	Restricted Share Unit	N/A	Nil
July 2010	Restricted Share Unit	N/A	Nil
August 2010	Restricted Share Unit	N/A	52,632

(1)
There are no exercise prices for the restricted share units.

(2)
In the 12 months prior to the date of hereof 204,899 restricted share units were cancelled.

Consolidated Capitalization

        The following table sets forth Kinross's consolidated capitalization as at June 30, 2010, adjusted to give effect to any material changes in the share capital of Kinross since June 30, 2010, the date of Kinross's most recent unaudited consolidated interim financial statements, and further adjusted to give effect to the Circular. The table should be read in conjunction with the unaudited consolidated interim financial statements of Kinross as at and for the six months ended June 30, 2010 including the notes thereto, and management's discussion and analysis thereof and the other financial information contained in or incorporated by reference in this Circular.

	As at June 30, 2010	As at June 30, 2010 After Giving Effect to the Arrangement
Kinross Share Capital	$6,587,400,000	$13,208,900,000	(2)
Kinross Shares(1)
(Authorized — Unlimited)	703,865,358	1,117,573,748	(2)
Cash, Cash Equivalents and Short-Term Investments	$694,800,000	$1,391,800,000
Total Debt	$710,900,000	$710,900,000

(1)
Excluding 9,243,000 Kinross Shares issuable pursuant to outstanding options, 24,503,000 Kinross Shares underlying outstanding Kinross warrants, 3,522,000 Kinross Shares issuable pursuant to outstanding restricted share units and 16,152,000 Kinross Shares issuable upon conversion of the unsecured convertible senior notes due March 15, 2028, each in the principal amount of $1,000, issued pursuant to a private offering completed January 29, 2008.

(2)
Assumes all Red Back Shares other than those beneficially owned directly or indirectly by Kinross are acquired by Kinross pursuant to the Arrangement, no Red Back Shareholders exercise their dissent rights and that none of the Red Back Options are exercised prior to the completion of the Arrangement.

Kinross Documents Incorporated by Reference and Further Information

        The following documents of Kinross are specifically incorporated by reference into, and form an integral part of, this Circular:

  •
  annual information form dated March 30, 2010 for the year ended December 31, 2009;

  •
  annual audited consolidated financial statements for the year ended December 31, 2009, including consolidated balance sheets as at December 31, 2009 and December 31, 2008 and the consolidated statements of operations, cash flows, common shareholders' equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2009 and related notes, together with the auditors' report thereon, contained therein;

  •
  management's discussion and analysis for the annual audited consolidated financial statements for the year ended December 31, 2009;

  •
  unaudited consolidated interim financial statements, including the notes thereon, for the three and six months ended June 30, 2010 and June 30, 2009;

  •
  management's discussion and analysis for the unaudited consolidated interim financial statements, including the notes thereon, for the three and six months ended June 30, 2010 and June 30, 2009;

  •
  management information circular dated March 25, 2010 in connection with the annual and special meeting of shareholders held on May 5, 2010;

  •
  material change report dated February 24, 2010 announcing that Kinross had entered into an agreement with Barrick to sell one-half of its 50% interest in the Cerro Casale project in Chile to Barrick;

  •
  material change report dated May 10, 2010 announcing that Kinross had subscribed for 24,000,000 Red Back Shares at a subscription price of Cdn.$25.00 per Red Back Share on a private placement basis;

  •
  material change report dated August 3, 2010 announcing that Kinross had (a) entered into agreement with a syndicate of dealers to sell to such dealers 15,200,000 common shares of Harry Winston Diamond

    Corporation, and (b) reached an agreement in principle with Harry Winston pursuant to which Kinross will sell its 22.5% interest in the partnership holding Harry Winston's 40% interest in the Diavik Diamond Mines joint venture to Harry Winston for $220 million, comprised of $50 million cash, 7,142,857 Harry Winston common shares with a value of approximately $100 million, and a note payable in the amount of $70 million, which may be repayable in Harry Winston common shares at the option of Harry Winston; and

  •
  material change report dated August 12, 2010 announcing that Kinross had entered into the Arrangement Agreement with Red Back.

        All documents of the type referred to above (excluding confidential material change reports) and any business acquisition reports subsequently filed by Kinross with any securities commission or similar regulatory authority in Canada on or after the date of this Circular and prior to the completion of the Arrangement in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement shall be deemed to be incorporated by reference into this Circular.

        Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying statement or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Circular.

        Information has been incorporated by reference in this Circular from documents filed with the securities regulatory authority in each of the provinces of Canada. Copies of the documents incorporated by reference in the Circular regarding Kinross may be obtained on request without charge from the Corporate Secretary, Kinross Gold Corporation, 25 York Street, 17th Floor, Toronto, Ontario, M5J 2V5 or by telephone at (416) 365-5123 or (866) 561-3636. For purpose of the Province of Québec, the Circular contains information to be completed by consulting the permanent information record, a copy of which permanent information record may be obtained without charge from the Corporate Secretary of Kinross at the above-mentioned address and telephone number. Copies of documents incorporated by reference or forming part of the permanent information record may be obtained by accessing the website of the Canadian securities regulatory authorities located at www.sedar.com and the SEC website located at www.sec.gov.

        Information contained in or otherwise accessed through Kinross' website, www.kinross.com, or any other website does not form part of this Circular.

 INFORMATION CONCERNING RED BACK

        The information concerning Red Back contained in this Circular, including information incorporated herein by reference, has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although Kinross does not have any knowledge that would indicate that any statements contained herein relating to Red Back taken from or based upon such documents and records are inaccurate or incomplete, neither Kinross nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Red Back taken from or based upon such documents and records, or for any failure by Red Back to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Kinross.

Overview

        Red Back is a mineral exploration company governed by the CBCA and is engaged in the acquisition, exploration and development of mineral properties. Red Back currently directly or indirectly holds the Chirano Property, the Tasiast Property and interests in a number of mineral properties in Western Africa. The registered office of Red Back is located at 2600, Three Bentall Centre, 595 Burrard Street, Vancouver British Columbia, V7X 1L3 and the principal office is located at Suite 2101 - 885 West Georgia Street, Vancouver, British Columbia, V6C 1T2.

        Red Back is a reporting issuer or the equivalent in all provinces of Canada and files its continuous disclosure documents with the relevant Canadian securities regulatory authorities. Such documents are available at www.sedar.com.

Tasiast Property

        The information in this section is extracted entirely from the technical report entitled, "Technical Report on the Tasiast Gold Mine Islamic Republic of Mauritania for Red Back Mining Inc." (the "Updated Tasiast Report") dated August 10, 2010 and prepared by Hugh Stuart, B.Sc., M.Sc., MAusIMM. Portions of the following information are based on the assumptions, qualifications and procedures set forth in the Updated Tasiast Report which are not fully described herein. Reference should be made to the full text of the Updated Tasiast Report which is available for review on SEDAR located at www.sedar.com.

        See the section of the Circular entitled, "Information Concerning Red Back".

Location

        The Tasiast Property is located in north-western Mauritania, approximately 300 kilometres north of the capital, Nouakchott and 250 kilometres southeast of the major city of Nouâdhibou. The Tasiast Property falls within the administrative purview of the Inchiri and Dakhlet Nouâdhibou Districts and comprises one Permis d'Exploitation and five individual and contiguous Permis de Recherche Mineral totalling 4,806 square kilometres in area. A well-equipped camp consisting of concrete block construction and container-type buildings at the Tasiast Property serves as the base from which all development and exploration activities are conducted.

Geology

        The Tasiast Property encloses the four main Precambrian greenstone belts of the western compartment of the Reguibat shield, known as the Tasiast-Libzenia Domain. The Reguibat Shield consists of a core of west to east accreted, north-south trending Archean and Lower Proterozoic terranes dating from 2.6 billion years in the domal basement gneisses to 1.78 billion years as the peak metamorphism in the metavolcanics. The package was cratonised at the end of the Eburnean Event and has been stable for 1,700 million years. The Reguibat shield is bound on all sides by Pan African orogenic belts and covered in the south by the extensive intra-cratonic sediments of the Taoudeni Basin.

        The Tasiast Property is underlain by the Aouéouat greenstone belt, a 70 kilometre long by 15 kilometre wide north-south trending belt.

        Gold mineralization in this area is similar to that found in Canadian Archaean terranes such as the Abitibi Greenstone Belt. Deposit types that occur within the Tasiast Property area consist primarily of gold-bearing shear hosted deposits.

        Exploration work has identified north-south trending, intensely sheared, gold-mineralized zones extending over a strike length of 10 kilometres. Mineralisation dips to the east between 30 and 60 degrees and is hosted by a folded sequence comprising Banded Iron Formation, felsic volcanics and intermediate to mafic volcaniclastics.

        The structure is interpreted as a broad, regional antiform that is cored by a felsic volcanic unit approximately 200 meters wide at the present surface elevation with structurally controlled mineralisation sitting close to either margin and within the core of the fold.

Permits

        Tasiast Mauritanie Limited S.A. ("TMLSA") holds a valid mining lease ME 229 (EL Gaicha) covering 312 square kilometres granted on January 19, 2004 and valid for a period of 30 years. Red Back also holds 5 contiguous exploration permits which are in good standing.

        The operating permits are listed in the table below.

Brief Name	Issue Date
Original operating permit	#407 — August 27, 2009
New installation permit (dump leach, TSF II)	#408 — August 27, 2009
Authorization of water (12 drills from bore field)	#560 — July 24, 2008

Water Supply

        The source of mine water supply is located 60 kilometres west of the mine and is comprised of a semisaline underground aquifer, which is exploited by twenty wells. Water is pumped to the mine site through two high density polyethylene pipelines to the raw water storage facility at the mine site. The final capacity of the system is estimated to be 14,000 cubic metres per day.

        Reverse osmosis ("RO") water treatment plants and storage basins/tanks are located at the mine site. The saline water produced from the RO plant is used to water the haul roads. Potable water for human consumption is bought from the Boulanouar pumping fields. Water is also supplied for local nomadic people located within a radius of 20 kilometres of the mine site. Two lined raw water storage dams have been constructed adjacent to the process facility with a combined capacity of 35,000 cubic metres.

Power Supply

        The mine is located in a remote area where there is no electrical utility grid. Three 2.7 megawatt HFO generator sets have been commissioned. The mine power has back-up generation provided by eight 1.0 megawatt diesel generators.

Tailings Storage Facility

        The original tailings storage facility, located to the west of the mine, has ceased to be used and is being de-commissioned.

        A second tailings facility is situated to the south east of the concentrator. Tailings slurry is generated at the concentrator and pumped to a tailings facility where they are discharged with a high solids content of 50% in order to minimize additional water requirements. Runoff water is re-circulated to the concentration process.

Red Back Drill Programmes

        Following the acquisition of the Tasiast Property Red Back commenced an aggressive programme of reverse circulation ("RC") drilling to fully define the mineral resources in the Piment and West Branch mineralised zones.

        During 2009 a further 116,439 meters of RC and 3,784 meters of core was completed. Diamond drilling has continued, providing material for ongoing metallurgical test work relating to the dump and heap leach potential of the project and for quality control purposes. A programme of deeper, exploratory core drilling has also commenced.

2009 Red Back QAQC Data

        The data presented below covers all quality assurance quality control data for 2009. Red Back maintained 10% total quality control through the sample stream.

        A total of 16,907 quality assurance quality control samples including standards, blank and duplicates were blindly inserted as part of the routine sample preparation and were submitted for analysis. Due to the volume of samples, three different Societe Generale de Surveillance laboratories, namely Tasiast, Kayes and Morilla in Mali were used for the sample analysis.

	Standards	Blanks	Duplicates
SGS Kayes	4972	5359	572
SGS Tasiast	566	577	108
SGS Morilla	2007	2279	467

Total	7545	8215	1147

Mineral Resources

        In February 2010, based on additional drilling by Red Back, Hellman and Schofield ("H&S") re-calculated the mineral resource estimate as at December 2009.

        Open pit mineral resources were calculated from the December 31, 2009 mining surface and are reported based on a cut-off grade dependent on material type. Gold grades for the reported open pit resource have been determined using Multiple Indicator Kriging ("MIK"). The summarised mineral resource statements are reported in accordance with NI 43-101 and the classifications adopted by CIM Council in August 2000. The mineral resource classification is also consistent with the Australasian Code for the Reporting of Mineral Resources and Ore Reserves of December 2004 as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia ("JORC"). The mineral resource statement is summarised in the following table:

		Measured			Indicated			Measured + Indicated			Inferred
Zone	Cut- Off	Mt	Au g/t	Moz	Mt	Au g/t	Moz	Mt	Au g/t	Moz	Mt	Au g/t	Moz
Oxide	0.2	20.99	0.83	0.56	22.23	0.7	0.5	43.22	0.76	1.06	6.28	0.6	0.12
Fresh	0.5	41.23	1.55	2.05	70.41	1.5	3.4	111.6	1.52	5.45	26.52	1.4	1.18
Total		62.22	1.3	2.61	92.64	1.3	3.9	154.9	1.3	6.51	32.8	1.24	1.3
All ore types	1.0	27.55	2.17	1.93	41.87	2.13	2.86	69.42	2.15	4.79	13.38	2.1	0.91

Notes:

•
Red Back reports mineral resources on the basis of mining cut-off grades to be applied to the various ore types and, for comparison purposes, at a 1.0 grams per tonne cut-off grade.

•
Mineral resources are reported below the December 31, 2009 mined surface.

•
Figures may not add correctly due to rounding.

•
Oxide is referred to as a material amendable to dump leaching and carbon-in-leach ("CIL"). Fresh is referred to as material amenable to heap leaching and CIL.

•
The mineral resources are estimates of recoverable tonnes and grades using MIK with block support correction into 15 metres (east) by 25 metres (north) by 5 metres (elevation) model blocks and assuming smallest mining unit for ore selection in mine grade control of 3 metres (east) by 5 metres (north) by 2.5 metres (elevation).

•
Measured mineral resources lie in areas where drilling is available at a nominal 25 by 25 metre spacing, indicated mineral resources occur in areas drilled at approximately 25 by 50 metre spacing and inferred mineral resources exist in areas of broader spaced drilling.

•
Gold estimation and model blocks were constrained within geologically derived wireframes.

Mineral Reserves

        On the basis of the December 2009 mineral resource, AMC Consultants Pty Ltd ("AMC") estimated the mineral reserves for the Tasiast Property. The mineral reserve estimate was based on the H&S December 2009 mineral resource block model, depleted to the December 31, 2009 pit surfaces. The statement includes run-of-mine and low grade stockpiles.

        The mineral reserve statement set out below has been determined and reported in accordance with NI 43-101, and the classifications adopted by CIM Council in August 2000. Furthermore, the mineral reserve classifications are also consistent with the Australasian Code for Reporting of Mineral Resources and Ore Mineral Reserves' of December 2004 as prepared by JORC.

	Summary Mineral Reserve as at December 2009
Classification	Tonnes (Mt)	Au (g/t)	In situ Au (Moz)
Total Proven	49.4	1.36	2.17
Total Probable	61.5	1.40	2.77
Total Stockpile	4.3	0.68	0.09

Total	115.2	1.36	5.03

Notes:

•
Numbers may not add correctly due to rounding.

•
The mineral reserve estimate used a gold price of $800 per ounce gold.

•
Cut-off grades: CIL: oxide 0.75 grams per tonne fresh 0.81 grams per tonne.

•
Cut-off grades: Dump leach oxide cut-off grade varies depending on lithology with the lowest being 0.10 gram per tonne.

        A breakdown of the mineral reserve by processing route is shown in the following table:

Classification	Tonnes (Mt)	Au (g/t)	In situ Au (Moz)
CIL Circuit
Proven	30.2	1.98	1.92
Probable	39.8	1.96	2.51
Stockpile	0.6	1.48	0.03

Total CIL Circuit	70.7	1.96	4.46

Dump Leach
Proven	19.2	0.40	0.24
Probable	21.7	0.37	0.26
Stockpile	3.7	0.54	0.06

Total Dump Leach	44.5	0.40	0.57

Notes:

•
Numbers may not add correctly due to rounding

•
Oxide ore between the cut-off grade, which is dependent on lithology and the lowest being 0.1 grams per tonne and 0.9 grams per tonne was allocated to the dump leach process. The metal price used in the determination of the mineral reserve estimate was $800 per ounce for gold.

        The mineral reserve estimate is based on the mineral resource contained within the ultimate open pit mine design classified as "measured" and "indicated" after consideration of all mining, metallurgical, social, environmental and financial aspects of the property. All proven mineral reserves have been derived from the measured mineral resource and all probable mineral reserves have been derived from the indicated mineral resource.

        All mineral reserves mentioned are completely included within the quoted mineral resources.

Non-geological Factors Relevant to Mineral Resources and Mineral Reserves

        The ability to exploit mineral resources and mineral reserves can be affected by many "external" factors. The necessary mining lease has been granted, a final environmental impact statement has been accepted by the Mauritanian authorities.

Capital & Operating Cost Estimates

Capital Expenditures

        The estimated life of mine capital expenditure is forecast to be $146.5 million. The table below details the forecast capital expenditure for the life of mine (in millions of dollars):

	LOM	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Capital
Plant Expansion	3.8	3.8	–	–	–	–	–	–	–	–	–
Dump Leach	13.9	13.9	–	–	–	–	–	–	–	–	–
Other Projects	58.5	8.5	3.0	3.0	3.0	3.0	3.0	3.0	3.0	3.0	3.0
Fleet	56.8	16.8	–	2.0	2.0	1.0	–	–	20.0	15.0	–
TSF	13.5	2.0	0.6	–	1.2	–	1.5	–	1.6	–	1.0

Total Capital	146.5	45.0	3.6	5.0	6.2	4.0	4.5	3.0	24.6	18.0	4.0

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Capital
Plant Expansion	–	–	–	–	–	–	–	–	–	–	–
Dump Leach	–	–	–	–	–	–	–	–	–	–	–
Other Projects	3.0	3.0	3.0	3.0	3.0	3.0	3.0	1.0	1.0	–	–
Fleet	–	–	–	–	–	–	–	–	–	–	–
TSF	–	1.1	–	1.3	–	1.5	–	1.7	–	–	–

Total Capital	3.0	4.1	3.0	4.3	3.0	4.5	3.0	2.7	1.0	–	–

Operating Costs

        The life of mine unit operating costs are forecast in the table below:

			LOM
Operating mining cost	$	/t mined	1.91
CIL process cost	$	/t milled	10.83
Heap leach process cost	$	/t milled	–
Dump leach process cost	$	/t milled	1.13
Power cost	$	/t milled	2.72
General & administrative costs	$	/t milled	4.06

Total cost*	$	/t milled	32.05

*
(Excluding royalties)

Economic Analysis

Cash Flow Forecast

        This model has been prepared on the basis of the following assumptions:

  •
  Pre-tax state royalty of 3.0% and Franco Nevada royalty of 2.0% on production greater than 600,000 ounces.

  •
  No escalation has been applied to operating costs.

  •
  The mine life is 20 years.

  •
  The model is based on the mining and treatment of proven and probable mineral reserves (5.03 million ounces) at 3.0 million tonnes per annum and total life of mine capital expenditures of $146.5 million.

        The principal results of the evaluation are:

  •
  Net present value at 5% — $1,247 million

  •
  Net cash flow — $1,577 million

  •
  Total royalty payments — $196 million

Sensitivity Analysis

        Sensitivity studies have been undertaken on the financial model for gold price variations and changes in operating costs. The effect of these scenarios on net present value (NPV5%) are shown in following table:

	% Change	NPV5% (millions of $)
	120%	1,789
Revenue	Base	1,247
	80%	705

	120%	977
Operating Cost	Base	1,247
	80%	1,517

        The sensitivity analysis demonstrates that the mine is sensitive to changes in revenue which is equally influenced by gold price, grade and recovery.

Development and Operations

        The Tasiast Property was officially opened by the President of Mauritania, His Excellency Sidi Mohamed Ould Cheikh Abdallahi, on July 18, 2007. Red Back completed the purchase of the Tasiast Property on August 2, 2007. Commissioning of the Tasiast plant continued through 2007 with commercial production declared in January 2008.

        Mining commenced in April 2007. Annual production is summarised in table below.

Year	Tonnes Milled (Mt)	Grade (g/t)	Gold Produced ('000 ozs)
2009	1.69	3.10	161
2008	1.49	3.10	140
2007	0.22	4.77	21

        Based on positive results from the ongoing resource conversion drill program, an expansion of the Tasiast plant from 1 million tonnes per annum (mtpa) to approximately 2.5 million tonnes per annum was implemented with operation commencing in the fourth quarter of 2009.

        All ore and waste is mined via conventional, open pit mining methods. The operation utilises selective mining techniques to separate ore and waste. The mining fleet is a combination of 120 tonne hydraulic excavators loading 90 tonne trucks. Provision has been made for drilling and blasting all primary materials.

        The treatment plant flowsheet is based on three stage crushing, ball milling, pre-leach thickening, and a six stage CIL circuit. Gold is recovered by an elution circuit with electrowinning of the gold onto wire wool cathodes. The loaded wire wool is smelted to produce a final bullion product. A gravity circuit will be installed in the grinding circuit to prevent build up of coarse gold during processing of the higher grade primary ores.

        Following a positive testwork program in 2008, low grade oxide material is now being processed by dump leaching.

        At the end of 2009 TMLSA employed 454 people, of which 64 are expatriates.

        The mine power is provided by three 2.7 megawatt HFO generator sets with eight 1.0 megawatt diesel generators in reserve have been commissioned.

        The source of mine water supply is located 60 kilometres west of the mine and is comprised of a semi-saline underground aquifer, which is exploited by twenty wells. Water is pumped to the mine site through two high density polyethylene water pipelines to a 35,000 cubic metres storage facility at the mine site. The final pumping capacity of the system is estimated to be 14,000 cubic metres per day. Reverse osmosis water treatment plants provide drinking water and reagent mixing water. In the first quarter of 2010 pipe failure in the new 500 millimetre pipeline reduced pumping capacity, adversely impacting the irrigation of the dump leach pads. The failing sections of the pipeline are being replaced with work expected to be completed in the fourth quarter 2010, at which time full dump leach irrigation rates will resume.

        Gold produced at the mine site is shipped from site, under secured conditions, to a refining company. Under pre-established contractual instructions, the refiner delivers the refined gold directly to an account held by Tasiast with an international financial institution. Once received at the financial institution, the refined gold is sold with proceeds automatically credited to a Tasiast bank account. Gold is sold in the market at spot as Tasiast is not a party to any contract for the sale of its gold.

        In the period 2008 to 2010, Tasiast's profits may be exonerated from income taxes under a mining convention signed in 2006 with the government of Mauritania. Tasiast's future profits, once the exoneration from income taxes ceases, will be subject to tax based on a 25% income tax rate. Amortization and depreciation of Tasiast's past and future capital projects can be applied using the established tax rates of amortization to reduce the income otherwise subject to tax.

        The mine is estimated to have a life of a further 20 years.

Environmental Issues

        An Environmental Impact Study ("EIS") was undertaken by SNC Lavalin (SNC, 2004) as part of the full feasibility study for the Tasiast Property. The EIS report was submitted to the Ministry of Mines and Industry now the Ministry of Petroleum and Mines on May 31, 2004 and subsequently approved by the Director of Mines and Geology on April 12, 2005.

        Following the publication of new legislation, namely Decrees No. 2004-094 and No. 2007-105, TMLSA was requested to retrospectively update the application to comply with new EIS legislation. The following updates were completed:

  •
  Terms of reference for the EIS;

  •
  A conforming Environmental Management Plan ("EMP");

  •
  Formal public inquiry;

  •
  Rehabilitation and closure plan; and

  •
  Non-technical summary of the EIS aimed at the public and decision-makers.

        TMLSA commissioned Scott Wilson, an international environmental and engineering mining consultancy, which was completed in the third quarter of 2009.

        The structure of the EMP has been agreed with the Ministry of the Environment. A key objective of the EMP is to achieve the management targets set against TMLSA's environmental and social objectives.

        The preliminary decommissioning, rehabilitation and closure plan has been presented to the Ministry. The plan focuses on decommissioning and demolition of the plant, followed by rehabilitation.

        In June 2009 TMLSA submitted an EIA to cover the following new developments:

  •
  a new tailings storage facility (TSF II) — The existing tailings storage facility (TSF I) is nearing capacity and a second facility is required to cater for the increased reserve;

  •
  a dump leach facility — A new process whereby gold is recovered from low grade ore through cyanide leaching; and

  •
  an expansion of borefield — The increased milling rate and dump leach facility have increased the water demand, which will be met by expanding the existing water borefield.

        The associated construction and operating permits were received in August 2009.

Share Capital of Red Back

        Red Back is authorized to issue an unlimited number of Red Back Shares. As at August 2, 2010, 256,801,885 Red Back Shares were issued and outstanding.

        Holders of Red Back Shares are entitled to one vote per share at all meetings of shareholders of the corporation. Holders of Red Back Shares are entitled to receive dividends if, as and when declared by the Red Back Board. Holders of Red Back Shares are entitled to receive a pro rata share of the assets of Red Back available for distribution to holders of Red Back Shares in the event of liquidation, dissolution or winding up of Red Back.

Price Range and Trading Volume of Red Back Shares

        The Red Back Shares are listed and posted for trading on the TSX under the symbol "RBI". The following table sets forth, for the periods indicated, the reported high, low and closing trading prices and the aggregate volume of trading of the Red Back Shares on the TSX.

	Red Back Shares on the TSX
	High (Cdn.$)	Low (Cdn.$)	Close (Cdn.$)	Volume (#)
2009
August	12.00	9.65	11.37	25,486,760
September	13.30	10.67	12.03	39,415,566
October	14.64	10.96	14.02	42,212,287
November	16.31	13.39	15.30	38,750,483
December	16.36	14.35	15.00	29,312,501
2010
January	18.41	15.50	16.07	37,095,620
February	20.38	16.17	20.28	35,551,568
March	22.13	19.05	20.75	42,447,540
April	26.98	21.05	26.68	32,282,467
May	28.90	23.15	26.73	55,807,885
June	28.94	25.75	26.91	21,139,210
July	26.70	23.65	26.02	21,178,530
August (1 to 13)	28.70	27.45	27.93	47,311,419

        As of August 2, 2010, the date the entering into of the Arrangement Agreement was announced, the implied value of the Arrangement was Cdn.$30.50 per Red Back Share, representing a premium of approximately 21%, based on the preceding 20-day volume-weighted average price of the Red Back Shares traded on the TSX and the July 30, 2010 closing price of the Kinross Shares traded on the TSX. The Warrants are expected to be listed on the TSX and be exercisable for a four-year term at an exercise price of $21.30, representing an approximate 30% premium to the July 30, 2010 closing price of $16.39.

Prior Sales

        For the 12-month period prior to the date of the Circular, Red Back has issued the Red Back Shares listed in the table set forth below:

Date	Security	Price per Security (Cdn.$)	Number of Securities
August 13, 2009	Common Shares(1)	6.60	42,000
August 13, 2009	Common Shares(1)	5.78	50,000

Date	Security	Price per Security (Cdn.$)	Number of Securities
August 26, 2009	Common Shares(1)	6.95	6,800
August 27, 2009	Common Shares(1)	5.78	75,000
August 28, 2009	Common Shares(1)	5.78	45,600
August 31, 2009	Common Shares(1)	6.85	5,000
August 31, 2009	Common Shares(1)	5.78	25,000
August 31, 2009	Common Shares(1)	5.46	50,000
September 1, 2009	Common Shares(1)	6.95	5,000
September 1, 2009	Common Shares(1)	6.25	15,000
September 2, 2009	Common Shares(1)	6.60	18,500
September 2, 2009	Common Shares(1)	6.45	12,000
September 3, 2009	Common Shares(1)	6.45	25,000
September 3, 2009	Common Shares(1)	6.25	29,300
September 3, 2009	Common Shares(1)	6.85	5,000
September 3, 2009	Common Shares(1)	7.22	5,000
September 3, 2009	Common Shares(1)	6.81	16,666
September 3, 2009	Common Shares(1)	6.95	4,866
September 4, 2009	Common Shares(1)	6.60	10,000
September 15, 2009	Common Shares(1)	6.45	75,000
September 15, 2009	Common Shares(1)	6.25	30,000
September 24, 2009	Common Shares(1)	6.25	4,700
September 25, 2009	Common Shares(1)	6.25	3,300
October 1, 2009	Common Shares(1)	6.60	25,000
October 5, 2009	Common Shares(1)	6.60	50,000
October 6, 2009	Common Shares(1)	6.95	16,666
October 6, 2009	Common Shares(1)	6.60	25,000
October 8, 2009	Common Shares(1)	6.85	25,000
October 13, 2009	Common Shares(1)	6.25	10,700
October 13, 2009	Common Shares(1)	6.85	5,000
October 13, 2009	Common Shares(1)	6.45	60,000
October 13, 2009	Common Shares(1)	5.78	50,000
October 13, 2009	Common Shares(1)	6.60	25,000
October 14, 2009	Common Shares(1)	6.25	50,000
October 14, 2009	Common Shares(1)	5.78	50,000
October 14, 2009	Common Shares(1)	6.85	5,000
November 4, 2009	Common Shares(1)	6.85	5,000
November 4, 2009	Common Shares(1)	5.78	50,000
November 4, 2009	Common Shares(1)	6.25	20,000
November 9, 2009	Common Shares(1)	6.45	10,000
November 12, 2009	Common Shares(1)	6.25	2,000
November 23, 2009	Common Shares(1)	6.25	96,200
November 23, 2009	Common Shares(1)	6.60	21,500
November 24, 2009	Common Shares(1)	6.25	53,800
November 25, 2009	Common Shares(1)	5.46	50,000
November 25, 2009	Common Shares(1)	6.25	25,000
December 3, 2009	Common Shares(1)	6.45	200,000
December 3, 2009	Common Shares(1)	6.25	50,000
January 4, 2010	Common Shares(1)	6.25	100,000
January 6, 2010	Common Shares(1)	7.30	100,000
March 1, 2010	Common Shares(2)	17.73	28,250
March 18, 2010	Common Shares(1)	6.45	100,000
March 23, 2010	Common Shares(1)	6.95	50,000
March 23, 2010	Common Shares(1)	6.25	100,000

Date	Security	Price per Security (Cdn.$)	Number of Securities
March 23, 2010	Common Shares(1)	6.45	130,000
April 14, 2010	Common Shares(1)	5.78	25,000
May 7, 2010	Common Shares(3)	25.00	24,000,000
May 11, 2010	Common Shares(1)	6.70	25,000
May 13, 2010	Common Shares(1)	6.25	3,000
May 14, 2010	Common Shares(1)	21.14	10,000
June 4, 2010	Common Shares(1)	13.29	2,000
June 4, 2010	Common Shares(1)	10.10	25,000
June 11, 2010	Common Shares(1)	13.29	2,000
June 14, 2010	Common Shares(1)	5.99	100,000
June 21, 2010	Common Shares(1)	6.45	30,000
June 22, 2010	Common Shares(1)	6.70	25,000
July 12, 2010	Common Shares(1)	6.45	100,000
July 30, 2010	Common Shares(1)	6.45	20,000
August 9, 2010	Common Shares(1)	5.99	675,000
August 10, 2010	Common Shares(1)	13.29	4,000
August 11, 2010	Common Shares(1)	6.45	50,000
August 12, 2010	Common Shares(1)	6.45	130,000
August 13, 2010	Common Shares(1)	6.45	260,000

(1)
Issued upon exercise of previously issued Red Back Options.

(2)
Donated by Red Back.

(3)
On May 4, 2010, Kinross announced that it had subscribed for 24,000,000 Red Back Shares pursuant to a private placement. The private placement closed on May 7, 2010. After giving effect to the private placement, Kinross held approximately 9.4% of Red Back's issued and outstanding Red Back Shares at the time. The subscription price was Cdn.$25.00 per Red Back Share for an aggregate purchase price of Cdn.$600,000,000.

        For the 12-month period prior to the date of the Circular, Red Back has issued the Red Back Options listed in the table set forth below:

Date	Security	Exercise Price per Security (Cdn.$)	Number of Securities
August 17, 2009	Stock Options	$10.10	200,000
October 16, 2009	Stock Options	$13.29	1,425,000
March 19, 2010	Stock Options	$21.14	30,000
June 23, 2010	Stock Options	$27.40	1,600,000

Consolidated Capitalization

        The following table sets forth Red Back's consolidated capitalization as at June 30, 2010, adjusted to give effect to any material changes in the share capital of Red Back since June 30, 2010, the date of Red Back's most recent unaudited consolidated interim financial statements, and further adjusted to give effect to the Circular. The table should be read in conjunction with the unaudited consolidated interim financial statements of Red Back as at and for the six months ended June 30, 2010 including the notes thereto, and management's discussion and analysis thereof and the other financial information contained in or incorporated by reference in this Circular.

	As at June 30, 2010	As at June 30, 2010 After Giving Effect to the Arrangement
Red Back Share Capital	$1,342,415,000	$1,350,123,000
Red Back Shares
(Authorized — Unlimited)	256,681,885	257,920,885
Cash, Cash Equivalents and Short-Term Investments	$730,488,000	$738,196,000
Total Debt	$131,741,000	$156,741,000

Red Back Documents Incorporated by Reference and Further Information

        Information regarding Red Back has been incorporated by reference in the Circular from documents filed by Red Back with the securities regulatory authority in each of the provinces of Canada. Kinross understands that copies of the documents incorporated herein by reference regarding Red Back may be obtained on request without charge from Red Back's Corporate Secretary at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, Telephone: (604) 689-7842. Copies of documents incorporated by reference may also be obtained by accessing the websites located at www.sedar.com.

        The following documents of Red Back have been filed with the securities regulatory authority in each of the provinces of Canada and are specifically incorporated by reference into, and form an integral part of, the Circular:

  •
  annual information form of Red Back for the year ended December 31, 2009, dated March 30, 2010.

  •
  annual audited consolidated financial statements for the year ended December 31, 2009, including consolidated balance sheets as at December 31, 2009 and December 31, 2008 and the consolidated statements of income and retained earnings and deficit, cash flows, and comprehensive income for the years then ended;

  •
  management's discussion and analysis of results of operations and financial condition of Red Back for the years ended December 31, 2009 and 2008;

  •
  unaudited consolidated interim financial statements of Red Back, including the notes thereon, for the three and six months ended June 30, 2010 and June 30, 2009;

  •
  management's discussion and analysis of results of operations and financial condition of Red Back for the three and six months ended June 30, 2010;

  •
  management information circular dated April 6, 2010 in connection with the annual and special meeting of shareholders held on May 10, 2010;

  •
  material change report dated March 15, 2010 announcing that Mr. Harry Michael resigned as a director of Red Back;

  •
  material change report dated May 7, 2010 announcing the closing of the private placement transaction with Kinross, pursuant to which, Kinross subscribed for 24,000,000 Red Back Shares at a subscription price of Cdn.$25.00 per Red Back Share for an aggregate purchase price of Cdn.$600,000,000; and

  •
  material change report dated August 12, 2010 announcing that Red Back had entered into the Arrangement Agreement with Kinross.

        All documents of the type referred to above (excluding confidential material change reports) and any business acquisition reports subsequently filed by Red Back with any securities commission or similar regulatory authority in Canada on or after the date of this Circular and prior to the completion of the Arrangement in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement shall be deemed to be incorporated by reference into this Circular.

        Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying statement or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Circular.

        Information has been incorporated by reference in this Circular from documents filed with the securities regulatory authority in each of the provinces of Canada. Copies of the documents incorporated by reference in the Circular regarding Red Back may be obtained on request without charge from the Corporate Secretary, Red Back Mining Inc., 2101 - 855 West Georgia Street, Vancouver, British Columbia, V6C 3E8 or by telephone at (604) 689-7842. For purpose of the Province of Québec, the Circular contains information to be completed by consulting the permanent information record, a copy of which permanent information record may be obtained without charge from the Corporate Secretary of Red Back at the above-mentioned address and telephone number. Copies of documents incorporated by reference or forming part of the permanent information record may be obtained by accessing the website of the Canadian securities regulatory authorities located at www.sedar.com.

        Information contained in or otherwise accessed through Red Back's website, www.redbackmining.com, or any other website does not form part of this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

        Since January 1, 2009, no informed person of the Company or any associate or affiliate of an informed person, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

        No (a) Director or executive officer of the Company who has held such position at any time since January 1, 2009, or (b) associate or affiliate of a person in (a), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

AUDITOR

        KPMG LLP is the Company's current auditor.

EXPERTS OF KINROSS AND RED BACK

        The audited consolidated financial statements of Kinross as at December 31, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2009, incorporated by reference in this Circular, have been audited by KPMG LLP, independent registered chartered accountants, as set forth in their report thereon, included therein and incorporated herein by reference.

        The audited consolidated financial statements of Red Back as at December 31, 2009 and 2008 and for each of the years in the two-year period ended December 31, 2009, incorporated by reference in this Circular, have been audited by PricewaterhouseCoopers LLP, independent registered chartered accountants, as set forth in their report thereon, included therein and incorporated herein by reference.

        With respect to technical information relating to Kinross contained in its most recently filed Annual Information Form, Mr. Robert Henderson, Kinross' Senior Vice-President, Technical Services, has supervised the preparation of such disclosure as a "qualified person" for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects. As of the date hereof, each of the foregoing persons beneficially owns, directly or indirectly, less than 1% of the issued and outstanding Kinross Shares or Red Back Shares.

        With respect to technical information relating to Red Back contained in this Circular and in Red Back's annual information form, each of Hugh D. Stewart, Nicholas J. Johnson, Patrick A. Smith, Bruce Gregory, Anthony Chris Silveira and William Henry Gibson have supervised the preparation of such disclosure as "qualified persons" for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects. As of the date hereof, each of the foregoing persons beneficially owns, directly or indirectly, less than 1% of the issued and outstanding Red Back Shares or Kinross Shares.

ADDITIONAL INFORMATION

        Additional information relating to the Company can be found on SEDAR at www.sedar.com and on the Company's web site at www.kinross.com. Financial information is provided in the Company's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2009 and can also be found on SEDAR at www.sedar.com. Shareholders may also contact the Vice-President, Investor Relations of the Company by phone at (416) 365-2744 or by e-mail at erwyn.naidoo@kinross.com to request copies of these documents.

 DIRECTORS' APPROVAL

        The contents of this Circular and the sending thereof to the Shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS
Toronto, Ontario August 16, 2010	"Shelley M. Riley" Shelley M. Riley Vice-President, Administration and Corporate Secretary

 CONSENTS

Consent of KPMG LLP

To the Board of Directors of Kinross Gold Corporation:

        We have read the management information circular (the "Circular") dated August 16, 2010 of Kinross Gold Corporation (the "Company") prepared in connection with the special meeting of the shareholders of the Company to approve certain matters relating to the proposed arrangement involving the Company, Red Back Mining Inc. ("Red Back") and Red Back shareholders. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference, in the above-mentioned Circular of our auditors' report to the shareholders of Kinross on the consolidated balance sheets of the Company as at December 31, 2009 and 2008 and the consolidated statements of operations, cash flows, common shareholders' equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2009. Our report is dated February 17, 2010.

Toronto, Ontario	(Signed) KPMG LLP
August 16, 2010	Chartered Accountants, Licensed Public Accountants

Consent of PricewaterhouseCoopers LLP

To the Board of Directors of Kinross Gold Corporation:

        We have read the information circular of Kinross Gold Corporation (the "Company") dated August 16, 2010 relating to the special meeting of the shareholders of the Company to approve the proposed arrangement between the Company and Red Back Mining Inc. ("Red Back"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference, in the above mentioned information circular of our report to the shareholders of Red Back on the consolidated balance sheets of Red Back as at December 31, 2009 and 2008 and the consolidated statements of income and retained earnings (deficit), cash flows, and comprehensive income (loss) for the years then ended. Our report is dated February 25, 2010.

Vancouver, British Columbia	(Signed) PRICEWATERHOUSECOOPERS LLP
August 16, 2010	Chartered Accountants

Consent of Morgan Stanley Canada Limited

To the Board of Directors of Kinross Gold Corporation:

        We refer to the opinion letter dated August 2, 2010, which we prepared for the Board of Directors of Kinross Gold Corporation ("Kinross") in connection with the plan of arrangement involving Kinross and Red Back Mining Inc.

        We consent to the inclusion of the opinion letter and the summary of the fairness opinion in the management information circular of Kinross dated August 16, 2010.

Toronto, Ontario	(Signed) Morgan Stanley Canada Limited
August 16, 2010

Consent of BMO Nesbitt Burns Inc.

To the Board of Directors of Kinross Gold Corporation:

        We refer to the written fairness opinion dated August 2, 2010, which we prepared for the Board of Directors of Kinross Gold Corporation ("Kinross") in connection with the plan of arrangement involving Kinross and Red Back Mining Inc.

        We consent to the inclusion of the fairness opinion and a summary of the fairness opinion in the management information circular of Kinross dated August 16, 2010.

Toronto, Ontario	(Signed) BMO Nesbitt Burns Inc.
August 16, 2010

Consent of GMP Securities L.P.

To the Board of Directors of Kinross Gold Corporation:

        We refer to the written fairness opinion dated August 2, 2010, which we prepared for the Board of Directors of Kinross Gold Corporation ("Kinross") in connection with the plan of arrangement involving Kinross and Red Back Mining Inc.

        We consent to the inclusion of the fairness opinion and a summary of the fairness opinion in the management information circular of Kinross dated August 16, 2010.

Toronto, Ontario	(Signed) GMP Securities L.P.
August 16, 2010

Consent of Rothschild Inc.

To the Board of Directors of Kinross Gold Corporation:

        We refer to the written fairness opinion dated August 2, 2010, which we prepared for the Board of Directors of Kinross Gold Corporation ("Kinross") in connection with the plan of arrangement involving Kinross and Red Back Mining Inc.

        We consent to the inclusion of the fairness opinion and a summary of the fairness opinion in the management information circular of Kinross dated August 16, 2010.

Toronto, Ontario	(Signed) Rothschild Inc.
August 16, 2010

 SCHEDULE A
SHARE ISSUANCE RESOLUTION

RESOLVED THAT:

1.
The issuance of such number of Kinross Gold Corporation ("Kinross") common shares and Kinross common share purchase warrants as may be required to be issued pursuant to the terms of the Arrangement (as defined below) in connection with the acquisition of all of the common shares of Red Back Mining Inc. ("Red Back") pursuant to an arrangement under section 192 of the Canada Business Corporations Act (the "Arrangement") between Kinross and Red Back, including such number of Kinross common shares as may be required to be issued pursuant to the terms of the Arrangement, including on exercise of common share purchase warrants of Kinross to acquire Kinross common shares and on exercise of replacement options of Kinross, to be issued in exchange for all of the outstanding Red Back Options (as defined in the management information circular of Kinross dated August 16, 2010), is hereby authorized and approved;

2.
Any director or officer of Kinross is hereby authorized and directed to execute or cause to be executed, whether under corporate seal of Kinross or otherwise, and to deliver or cause to be delivered, all such documents, agreements or instruments and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing, such determination to be conclusively evidenced by the execution and delivery of any such documents, agreements or instruments or the doing of any such act or thing; and

3.
The board of directors of Kinross be and is authorized to abandon all or any part of these resolutions at any time prior to giving effect thereto.

A-1

 SCHEDULE B
ARRANGEMENT AGREEMENT

(See attached)

KINROSS GOLD CORPORATION
AND
RED BACK MINING INC.

ARRANGEMENT AGREEMENT

DATED August 2, 2010

ARRANGEMENT AGREEMENT

    THIS ARRANGEMENT AGREEMENT dated August 2, 2010,

BETWEEN:

    KINROSS GOLD CORPORATION, a corporation existing under the Laws of the Province of Ontario ("Kinross")

– and –

    RED BACK MINING INC., a corporation existing under the Laws of Canada ("Red Back")

RECITALS:

A.
Kinross desires to acquire all of the Red Back Shares that it does not already own.

B.
The Parties intend to carry out the transactions contemplated in this Agreement by way of an arrangement under the provisions of the CBCA.

C.
The Red Back Board has determined, after receiving financial and legal advice and following the receipt and review of a unanimous recommendation from the Special Committee that the Consideration per Red Back Share to be received by Red Back Shareholders (other than Kinross) pursuant to the Arrangement is fair and that the Arrangement is in the best interests of Red Back, and the Red Back Board has resolved to recommend that the Red Back Shareholders vote in favour of the Arrangement, all subject to the terms and the conditions contained in this Agreement.

D.
Kinross has entered into the Voting Agreements with the Locked-Up Shareholders, pursuant to which, among other things, such Red Back Shareholders have agreed, subject to the terms and conditions thereof, to vote the Red Back Shares held by them in favour of the Arrangement.

        THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1     Definitions

  In this Agreement, unless the context otherwise requires:

  "Acquisition Proposal" means, other than the transactions contemplated by this Agreement and other than any transaction involving only a Party and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry from any Person or group of Persons, whether or not in writing and whether or not delivered to the shareholders of a Party, after the date hereof relating to: (a) any acquisition or purchase, direct or indirect, of: (i) the assets of that Party and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of a Party and its Subsidiaries, taken as a whole, or (ii) 20% or more of any voting or equity securities of that Party or any one or more of its Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of that Party; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving that Party and/or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of that Party and its Subsidiaries, taken as a whole;

  "affiliate" has the meaning ascribed thereto in the National Instrument 45-106 — Prospectus and Registration Exemptions;

  "Agreement" means this arrangement agreement, including all schedules annexed hereto, together with the Red Back Disclosure Letter and the Kinross Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

  "ARC" means an advance ruling certificate issued by the Commissioner under subsection 102(1) of the Competition Act in respect of the transactions contemplated by this Agreement;

  "Arrangement" means the arrangement of Red Back under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.4 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both Red Back and Kinross, each acting reasonably);

  "Arrangement Resolution" means the special resolution of the Red Back Shareholders approving the Plan of Arrangement which is to be considered at the Red Back Meeting and shall be substantially in the form and content of Schedule "B" hereto;

  "Articles of Arrangement" means the articles of arrangement of Red Back to be filed with the Director in compliance with the CBCA after the Final Order is made, which shall be in form and content satisfactory to Red Back and Kinross, each acting reasonably;

  "Authorization" means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not having the force of Law, and includes any Environmental Permit;

  "BNP Facility" means the revolving loan facility agreement dated April 30, 2009, between Red Back as borrower, BNP Paribas S.A. as facility agent, security agent and account bank and certain lenders under the agreement.

  "Budget" means the Red Back operating and capital budget for calendar year 2010 as approved by the Red Back Board, together with all expenditures which have been approved by the Red Back Board prior to the date of this Agreement, copies of which have been provided to Kinross;

  "business day" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

  "CBCA" means the Canada Business Corporations Act and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

  "Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

  "Change of Control Proposal" means any offer, proposal or inquiry from any Person or group of Persons, whether or not in writing and whether or not delivered to the shareholders of a Party, after the date hereof relating to: (a) any acquisition or purchase, direct or indirect, of: (i) the assets of a Party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 50% or more of the consolidated assets of a Party or which contribute 50% or more of the consolidated revenue of a Party or (ii) 50% or more of any voting or equity securities of a Party or any one or more of its subsidiaries that, individually or in the aggregate, contribute 50% or more of the consolidated revenues or constitute 50% or more of the consolidated assets of a Party; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 50% or more of any class of voting or equity securities of a Party; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a Party and/or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 50% or more of the consolidated assets or revenues, as applicable, of a Party;

  "Chirano Property" means Red Back's Chirano Gold Mine in the Republic of Ghana which is owned by Chirano Gold Mines Limited, a Red Back Material Subsidiary;

  "Code" means the U.S. Internal Revenue Code of 1986, as amended;

  "Commissioner" means the Commissioner of Competition appointed under the Competition Act or her designee;

  "Competition Act" means the Competition Act (Canada), as amended from time to time;

  "Competition Act Approval" means that the Commissioner: (a) shall have issued an ARC, or (b) the applicable waiting period under section 123 of the Competition Act shall have expired or been terminated by the Commissioner, or the obligation to submit a notification shall have been waived under paragraph 113(c) of the Competition Act, and the Commissioner shall have issued a No-Action Letter;

  "Consideration" means the consideration to be received by the Red Back Shareholders pursuant to the Plan of Arrangement as consideration for their Red Back Shares, consisting of 1.778 Kinross Shares and 0.110 of a Warrant per Red Back Share;

  "Consideration Shares" means the Kinross Shares to be issued pursuant to the Arrangement;

  "Contract" means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

  "Court" means the Supreme Court of British Columbia;

  "Depositary" means any trust company, bank or other financial institution agreed to in writing by Red Back and Kinross for the purpose of, among other things, exchanging certificates representing Red Back Shares for the Consideration in connection with the Arrangement;

  "Director" means the director appointed pursuant to Section 260 of the CBCA;

  "Dissent Rights" means the rights of dissent exercisable by the Red Back Shareholders in respect of the Arrangement described in Article 4 of the Plan of Arrangement;

  "Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

  "Effective Time" has the meaning ascribed thereto in the Plan of Arrangement;

  "Eligible Holder" has the meaning ascribed to such term in the Plan of Arrangement;

  "Environmental Laws" means all Laws, imposing obligations, responsibilities, liabilities or standards of conduct for or relating to: (a) the regulation or control of pollution, contamination, activities, materials, substances or wastes in connection with or for the protection of human health or safety, the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic species and vegetation); or (b) the use, generation, disposal, treatment, processing, recycling, handling, transport, distribution, destruction, transfer, import, export or sale of Hazardous Substances;

  "Environmental Liabilities" means, with respect to any Person, all liabilities, obligations, responsibilities, responses, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs (including control, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs), expenses, fines, penalties and sanctions incurred as a result of or related to any claim, suit, action, administrative or court order, investigation, proceeding or demand by any Person, arising under or related to any Environmental Laws, Environmental Permits, or in connection with any: (a) Release or threatened Release or presence of a Hazardous Substance; (b) tank, drum, pipe or other container that contains or contained a Hazardous Substance; or (c) use, generation, disposal, treatment, processing, recycling, handling, transport, transfer, import, export or sale of Hazardous Substance.

  "Environmental Permits" means all Permits or program participation requirements with or from any Governmental Entity under any Environmental Laws;

  "Foreign Antitrust Filing" means a filing that must be made by either Party (or both Parties) to a Governmental Entity under any applicable antitrust, competition or similar Law applicable to the transactions contemplated by this Agreement;

  "Foreign Antitrust Clearance" means any applicable approval or clearance shall have been received from a Governmental Entity and/or any applicable waiting period shall have expired or been terminated or waived by a Governmental Entity in relation to any Foreign Antitrust Filing identified in writing to Kinross by Red Back in Section 5.2 and which Foreign Antitrust Filing Kinross, acting reasonably, has agreed is required to be made to consummate the transactions contemplated by this Agreement;

  "Final Order" means the final order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to Red Back and Kinross, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Red Back and Kinross, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Red Back and Kinross, each acting reasonably) on appeal;

  "GAAP" means accounting principles generally accepted in Canada applicable to public companies at the relevant time;

  "Governmental Entity" means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the TSX or the NYSE; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

  "Hazardous Substance" means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including hydrogen sulphide, arsenic, cadmium, copper, lead, mercury, petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material, substance, pollutant or contaminant regulated or defined pursuant to, or that could result in liability under, any Environmental Law;

  "IFRS" means International Financial Reporting Standards;

  "including" means including without limitation, and "include" and "includes" have a corresponding meaning;

  "Interim Order" means the interim order of the Court contemplated by Section 2.2 of this Agreement and made pursuant to Section 192(3) of the CBCA, in a form acceptable to Red Back and Kinross, each acting reasonably, providing for, among other things, the calling and holding of the Red Back Meeting, as the same may be amended by the Court with the consent of Red Back and Kinross, each acting reasonably;

  "Investment Canada Act" means the Investment Canada Act (Canada), as amended from time to time;

  "Joint Venture Agreements" means the joint venture agreements between certain Kinross subsidiaries and (a) the Government of Chukotka, relating to the Kupol property in Russia; (b) certain affiliates of Barrick Gold Corporation, relating to the Round Mountain property in Nevada, United States; (c) certain affiliates of Barrick Gold Corporation, relating to the Cerro Casale property in Chile; (d) Teryl Resources Corp., relating to the Gil property forming part of the Fort Knox project in Alaska, United States; (e) Codelco, relating to the Puren property portion of the La Coipa project, in Chile; and (f) AngloGold Ashanti Ltd. relating to the Crixas mine in Brazil.

  "Key Third Party Consents" means those consents, approvals and notices required from any third party in respect of the completion of the Arrangement that are set out in Schedule "C" hereto;

  "Key Voting Agreements" means the Voting Agreements with Lukas Lundin, Rick Clark and Simon Jackson;

  "Kinross Benefit Plans" means any pension or retirement income plans or other employee compensation, other than equity- or security-based compensation arrangements, or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Kinross or any of its Subsidiaries or for which Kinross or its Subsidiaries could have any liability;

  "Kinross Board" means the board of directors of Kinross as the same is constituted from time to time;

  "Kinross Change in Recommendation" has the meaning ascribed thereto in Section 8.2(a)(iv)(A);

  "Kinross Circular" means the notice of the Kinross Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Kinross Shareholders in connection with the Kinross Meeting, as amended, supplemented or otherwise modified from time to time;

  "Kinross Confidentiality Agreement" means the confidentiality agreement between Kinross and Red Back dated April 18, 2010, pursuant to which Kinross has provided confidential information about its business to Red Back;

  "Kinross Disclosure Letter" means the disclosure letter executed by Kinross and delivered to Red Back prior to the execution of this Agreement;

  "Kinross Expense Fee" has the meaning ascribed thereto in Section 8.3(b);

  "Kinross Material Adverse Effect" means any one or more changes, effects, events, occurrences or states of fact, either individually or in the aggregate, that is, or would reasonably be expected to be, material and adverse to the assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, results of operations, capital, property, obligations (whether absolute, accrued, conditional or otherwise) or financial condition of Kinross and its Subsidiaries taken as a whole, other than changes, effects, events, occurrences or states of fact resulting from: (a) a change in the market price of the Kinross Shares following and reasonably attributable to the public announcement of the execution of this Agreement and the transactions contemplated hereby; (b) any changes affecting the global gold mining industry generally; (c) any change in the market price of gold; or (d) general economic, financial, currency exchange, securities or commodity market conditions in Canada or the United States; provided, however, that with respect to clauses (b), (c) and (d), such changes do not relate primarily to Kinross and its Subsidiaries, taken as a whole, or does not have a disproportionate effect on Kinross and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the gold mining industry; and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a "Kinross Material Adverse Effect" has occurred;

  "Kinross Material Subsidiaries" means the Kinross subsidiaries listed on Schedule 4.1(d) of the Kinross Disclosure Letter;

  "Kinross Meeting" means the special meeting of Kinross Shareholders, including any adjournment or postponement thereof, to be called for the purpose of obtaining Kinross Shareholder Approval;

  "Kinross Public Documents" means all forms, reports, schedules, statements and other documents filed by Kinross since December 31, 2009, with all applicable Governmental Entities;

  "Kinross Shareholder Approval" means the approval by the Kinross Shareholders by ordinary resolution of the issuance of the Consideration Shares, Warrants, Warrant Shares and Option Shares at the Kinross Meeting, in accordance with the policies of the TSX and NYSE;

  "Kinross Shareholders" means the holders of Kinross Shares;

  "Kinross Shares" means the common shares of Kinross;

  "Kinross Termination Fee" has the meaning ascribed thereto in Section 8.3(b);

  "Kinross Termination Fee Event" has the meaning ascribed thereto in Section 8.3(c);

  "Law" or "Laws" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any Permit of or from any Governmental Entity or self-regulatory authority (including the TSX and the NYSE), and the term "applicable" with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

  "Liens" means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

  "Locked-up Shareholders" means Lukas Lundin, Rick Clark, Simon Jackson, Michael Hunt, Brian Edgar, Robert Chase, George Brack, Alessandro Bitelli, Kevin Ross and Hugh Stuart, who together hold 1,587,844 Red Back Shares and 4,755,000 Red Back Options;

  "Mailing Deadline" means the later of (a) August 25, 2010; and (b) the date that is 3 days following receipt by Red Back from Kinross of all of Kinross' information required to be included in the Red Back Circular;

  "material fact" and "material change" have the meanings ascribed thereto in the Securities Act;

  "Meeting Deadline" means October 15, 2010

  "misrepresentation" has the meaning ascribed thereto in the Securities Act;

  "NI 43-101" means National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

  "No-Action Letter" means a letter from the Commissioner advising either Kinross or Red Back (directly or through either Party's counsel) in writing that she does not have grounds at that time on which to initiate proceedings before the Competition Tribunal under section 92 of the Competition Act for an order in respect of the transactions contemplated by this Agreement;

  "NYSE" means the New York Stock Exchange;

  "OBCA" means the Business Corporations Act (Ontario) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

  "Option Exchange Ratio" means 1.778, plus an amount equal to the portion of a Kinross Share that, at the Effective Time, has a fair market value equal to 0.110 of a Warrant. For this purpose, the fair market value of a Warrant will be determined by Kinross and Red Back acting reasonably, using "Black-Scholes" or a similar analysis;

  "Option Shares" means the Kinross Shares issuable on exercise of Replacement Options;

  "ordinary course of business", "ordinary course of business consistent with past practice", or any similar reference, means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day business and operations of such Person; provided that in any event such action is not unreasonable or unusual;

  "Outside Date" means December 31, 2010, or such later date as may be agreed to in writing by the Parties;

  "Parties" means Red Back and Kinross, and "Party" means any of them;

  "Permit" means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other Authorization of, from or required by any Governmental Entity;

  "Person" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

  "Plan of Arrangement" means the plan of arrangement of Red Back, substantially in the form of Schedule "A" hereto, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of Red Back and Kinross, each acting reasonably;

  "Red Back 2007 Stock Option Plan" means the stock option plan of Red Back, approved by the Red Back Board on May 17, 2007 and by Red Back Shareholders on June 27, 2007;

  "Red Back 2009 Stock Option Plan" means the stock option plan of Red Back approved by the Red Back Board on December 22, 2009 and by the Red Back Shareholders on May 10, 2010;

  "Red Back Benefit Plans" means any pension or retirement income plans or other employee compensation, other than equity- or security-based compensation arrangements, or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Red Back or any of its Subsidiaries or for which Red Back or its Subsidiaries could have any liability;

  "Red Back Board" means the board of directors of Red Back as the same is constituted from time to time;

  "Red Back Change in Recommendation" has the meaning ascribed thereto in Section 8.2(a)(iii)(A);

  "Red Back Circular" means the notice of the Red Back Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Red Back Shareholders in connection with the Red Back Meeting, as amended, supplemented or otherwise modified from time to time;

  "Red Back Confidentiality Agreement" means the confidentiality agreement between Kinross and Red Back dated January 26, 2010, as amended May 4, 2010, pursuant to which Red Back has provided confidential information about its business to Kinross;

  "Red Back Disclosure Letter" means the disclosure letter executed by Red Back and delivered to Kinross prior to the execution of this Agreement;

  "Red Back DSU" means a cash-settled deferred share unit issued under the deferred share unit plan adopted by the Red Back Board on October 16, 2009;

  "Red Back Expense Fee" has the meaning ascribed thereto in Section 8.3(b);

  "Red Back Material Adverse Effect" means any one or more changes, effects, events, occurrences or states of fact, either individually or in the aggregate, that is, or would reasonably be expected to be, material and adverse to (x) the assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, results of operations, capital, property, obligations (whether absolute, accrued, conditional or otherwise) or financial condition of Red Back and its Subsidiaries taken as a whole, or (y) the continued ownership, development and operation of either of the Chirano Property or the Tasiast Property, in each case other than changes, effects, events, occurrences or states of fact resulting from: (a) a change in the market price of the Common Shares following and reasonably attributable to the public announcement of the execution of this Agreement and the transactions contemplated hereby, (b) any changes affecting the global gold mining industry generally; (c) any change in the market price of gold; (d) general economic, financial, currency exchange, securities or commodity market conditions in Canada or the United States; (e) any failure by Red Back to meet guidance announced by Red Back with respect to Red Back's 2010 second quarter results (it being agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Red Back Material Adverse Effect may be taken into account in determining whether a Red Back Material Adverse Effect has occurred); or (f) any action taken upon Kinross' request; provided, however, that with respect to clauses (b), (c) and (d), such changes do not relate primarily to Red Back and its Subsidiaries, taken as a whole, or does not have a disproportionate effect on Red Back and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the gold mining industry and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a "Red Back Material Adverse Effect" has occurred;

  "Red Back Material Subsidiary" means the Red Back Subsidiaries set out in Schedule 1.1 of the Red Back Disclosure Letter;

  "Red Back Meeting" means the special meeting of Red Back Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

  "Red Back Option Plan" means the Red Back 2007 Stock Option Plan or Red Back 2009 Stock Option Plan, as applicable;

  "Red Back Options" means the outstanding options to purchase Red Back Shares granted under a Red Back Option Plan;

  "Red Back Public Documents" means all forms, reports, schedules, statements and other documents filed by Red Back since December 31, 2009 with all applicable Governmental Entities;

  "Red Back SAR" means a cash-settled share appreciation right issued under the share appreciation rights' plan adopted by the Red Back Board on October 16, 2009;

  "Red Back Shareholders" means the holders of Red Back Shares;

  "Red Back Shareholder Approval" has the meaning ascribed thereto in Section 2.2(c);

  "Red Back Shares" means the common shares in the authorized share capital of Red Back;

  "Red Back Termination Fee" has the meaning ascribed thereto in Section 8.3(b);

  "Red Back Termination Fee Event" has the meaning ascribed thereto in Section 8.3(c);

  "Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, including Competition Act Approval and, if applicable, any Foreign Antitrust Clearance;

  "Release" means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

  "Replacement Option" has the meaning ascribed thereto in Subsection 5.4(g);

  "Securities Act" means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

  "Securities Laws" means the Securities Act and the U.S. Securities Act, together with all other applicable state, federal and provincial securities Laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

  "SEDAR" means the System for Electronic Document Analysis and Retrieval;

  "Special Committee" means the special committee of the Red Back Board;

  "Subsidiary" has the meaning ascribed thereto in the National Instrument 45-106 — Prospectus and Registration Exemptions;

  "Subscription Agreement" means the subscription agreement between Kinross and Red Back dated May 4, 2010 pursuant to which Kinross acquired 24,000,000 Red Back Shares;

  "Superior Proposal" means an unsolicited bona fide Acquisition Proposal made by a third party to a Party or its shareholders in writing after the date hereof: (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, all of the Red Back Shares or all of the Kinross Shares and offering or making available the same consideration in form and amount per Share to all shareholders of the Party to be purchased or otherwise acquired; (ii) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (iii) is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available to the satisfaction of the board of directors of such Party, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel); (iv) which is not subject to a due diligence and/or access condition; (v) that did not result from a breach of Section 7.1 or Section 7.2, as the case may be, by the receiving Party or its representatives; (vi) is made available to all Red Back or Kinross Shareholders, as the case may be, on the same terms and conditions; (vii) in respect of which the board of directors of such Party determines in good faith (after receipt of advice from its outside legal counsel with respect to (x) below and financial advisors with respect to (y) below) that (x) failure to recommend such Acquisition Proposal to its shareholders would be inconsistent with its fiduciary duties and (y) which would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to its shareholders from a financial point of view than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by the other Party pursuant to Subsection 7.1(f) or Subsection 7.2(f), as the case may be);

  "Tasiast Property" means Red Back's Tasiast Gold Mine in the Islamic Republic of Mauritania which is owned by Tasiast Mauritanie Limited S.A., a Red Back Material Subsidiary;

  "Tax Act" means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

  "Taxes" includes any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee liability in respect of any of the foregoing;

  "Tax Returns" includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required by a Governmental Entity to be made, prepared or filed by Law in respect of Taxes;

  "Transaction Personal Information" has the meaning ascribed thereto in Section 9.1;

  "TSX" means the Toronto Stock Exchange;

  "United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

  "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;

  "U.S. Person" has the meaning ascribed to it in Rule 902 of Regulation S of the U.S. Securities Act;

  "U.S. Securities Act" means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

  "Voting Agreements" means the voting agreements (including all amendments thereto) between Kinross and the Locked-up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Red Back Shares in favour of the Arrangement Resolution;

  "Warrant" means a warrant to acquire a Kinross Share, having an expiry date that is four years following the Effective Date and an exercise price of US$21.30 per Kinross Share, provided that: (i) the Warrants may not be exercised by any holder during the 40-day period following the Effective Date; and (ii) the Warrants may not be exercised at any time by any holder who is in the United States (within the meaning of Regulation S under the U.S. Securities Act) or who is a U.S. Person; and

  "Warrant Shares" means the Kinross Shares issuable on exercise of the Warrants.

1.2     Interpretation Not Affected by Headings

          The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3     Number and Gender

          In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4     Date for Any Action

          If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5     Currency

          Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and "$" refers to Canadian dollars.

1.6     Accounting Matters

          Unless otherwise stated, all accounting terms used in this Agreement in respect of Red Back shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of Red Back required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7     Knowledge

  (a)
  In this Agreement, references to "the knowledge of Red Back" means the actual knowledge of Richard Clark, Simon Jackson, Alessandro Bitelli, Kevin Ross, Hugh Stuart, John Seaward and Mike Red Back, in each case, after making due enquiries regarding the relevant matter.

  (b)
  In this Agreement, references to "the knowledge of Kinross" means the actual knowledge of Tye Burt, Thomas Boehlert, Tim Baker, Paul Rollinson and Geoffrey Gold, in each case, after making due enquiries regarding the relevant matter.

1.8     Schedules

          The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

      Schedule A    –    Plan of Arrangement
      Schedule B    –    Arrangement Resolution
      Schedule C    –    Key Third Party Consents

ARTICLE 2
THE ARRANGEMENT

2.1     Arrangement

          Red Back and Kinross agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2     Interim Order

          As soon as reasonably practicable following the execution of this Agreement, and in any event in sufficient time to hold the Red Back Meeting in accordance with Section 2.3, Red Back shall apply to the Court in a manner acceptable to Kinross, acting reasonably, pursuant to Section 192 of the CBCA and prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

  (a)
  for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Red Back Meeting and for the manner in which such notice is to be provided;

  (b)
  for confirmation of the record date for the Red Back Meeting referred to in Section 2.3(a);

  (c)
  that the requisite approval for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by the Red Back Shareholders present in Person or by proxy at the Red Back Meeting and voting as a single class (the "Red Back Shareholder Approval");

  (d)
  that, in all other respects, the terms, conditions and restrictions of the Red Back constating documents, including quorum requirements and other matters, shall apply in respect of the Red Back Meeting;

  (e)
  for the grant of Dissent Rights to the Red Back Shareholders who are registered Red Back Shareholders;

  (f)
  for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

  (g)
  that the Red Back Meeting may be adjourned or postponed from time to time by the Red Back Board subject to the terms of this Agreement without the need for additional approval of the Court;

  (h)
  that the record date for Red Back Shareholders entitled to notice of and to vote at the Red Back Meeting will not change in respect of any adjournment(s) of the Red Back Meeting;

  (i)
  that it is Kinross' intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares and Warrants to be issued pursuant to the Arrangement, based on the Court's approval of the Arrangement; and

  (j)
  for such other matters as Kinross may reasonably require, subject to obtaining the prior consent of Red Back, such consent not to be unreasonably withheld or delayed.

2.3     Red Back Meeting

          Subject to the terms of this Agreement:

  (a)
  Red Back agrees to convene and conduct the Red Back Meeting in accordance with the Interim Order, Red Back's articles of incorporation, by-laws and applicable Law as soon as reasonably practicable, and in any event on or before the Meeting Deadline. Red Back and Kinross agree to use their commercially reasonable efforts to schedule the Red Back Meeting and Kinross Meeting on the same day. Red Back agrees that it shall, in consultation with Kinross, fix and publish a record date for the purposes of determining the Red Back Shareholders entitled to receive notice of and vote at the Red Back Meeting in accordance with the Interim Order.

  (b)
  Subject to Section 7.1(l), except as required for quorum purposes or otherwise permitted under this Agreement, Red Back shall not adjourn (except as required by Law or by valid Red Back

    Shareholder action), postpone or cancel (or propose or permit the adjournment (except as required by Law or by valid Red Back Shareholder action), postponement or cancellation of) the Red Back Meeting without Kinross' prior written consent.

  (c)
  Red Back will advise Kinross as Kinross may reasonably request, and at least on a daily basis on each of the last ten (10) business days prior to the date of the Red Back Meeting, as to the aggregate tally of the proxies received by Red Back in respect of the Arrangement Resolution.

  (d)
  Red Back will promptly advise Kinross of any written notice of dissent or purported exercise by any Red Back Shareholder of Dissent Rights received by Red Back in relation to the Arrangement and any withdrawal of Dissent Rights received by Red Back and any written communications sent by or on behalf of Red Back to any Red Back Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement.

2.4     Red Back Circular

  (a)
  As promptly as reasonably practicable following execution of this Agreement with a targeted date on or before August 17, 2010, and in any event prior to the close of business on the Mailing Deadline, Red Back shall (i) prepare the Red Back Circular together with any other documents required by applicable Laws, (ii) file the Red Back Circular in all jurisdictions where the same is required to be filed, and (iii) mail the Red Back Circular as required under applicable Laws and by the Interim Order. On the date of mailing thereof, the Red Back Circular shall comply in all material respects with all applicable Laws and the Interim Order and shall contain sufficient detail to permit the Red Back Shareholders to form a reasoned judgement concerning the matters to be placed before them at the Red Back Meeting.

  (b)
  In the event that Red Back provides a notice to Kinross regarding a possible Acquisition Proposal pursuant to Section 7.1(c) prior to the mailing of the Red Back Circular, then unless the Parties agree otherwise, the Mailing Deadline will be extended until the date that is seven days following the earlier of either (i) written notification from Red Back to Kinross that the Red Back Board has determined that the Acquisition Proposal is not a Superior Proposal, or (ii) the date on which Red Back and Kinross enter into an amended agreement pursuant to Subsection 7.1(f) which results in the Acquisition Proposal in question not being a Superior Proposal. In the event that the Mailing Deadline is so extended, the Meeting Deadline and the Outside Date shall be extended by the same number of days as the Mailing Deadline has been extended.

  (c)
  Red Back shall ensure that the Red Back Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Red Back Circular will not contain any misrepresentation (except that Red Back shall not be responsible for any information relating to Kinross and its affiliates, including the Kinross Shares).

  (d)
  Subject to Section 7.1, Red Back shall (i) solicit proxies in favour of the Arrangement Resolution, against any resolution submitted by any other Red Back Shareholder, including, if so requested by Kinross, using the services of dealers and proxy solicitation services and permitting Kinross to otherwise assist Red Back in such solicitation, and take all other actions that are reasonably necessary or desirable to seek the approval of the Arrangement by Red Back Shareholders, (ii) recommend to holders of Red Back Shares that they vote in favour of the Arrangement Resolution, (iii) not make a Red Back Change in Recommendation and (iv) include in the Red Back Circular a statement that each director and executive officer of Red Back intends to vote all of such Person's Red Back Shares (including any Red Back Shares issued upon the exercise of any Red Back Options) in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the Voting Agreements.

  (e)
  Kinross shall provide to Red Back all information regarding Kinross, its affiliates and the Kinross Shares, including any pro forma financial statements prepared in accordance with GAAP and applicable Laws as required by the Interim Order or applicable Laws for inclusion in the Red Back Circular or in any amendments or supplements to such Red Back Circular. Kinross shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Red Back Circular and to the identification in the Red Back Circular of each such advisor. Kinross shall ensure that such information does not include any misrepresentation, concerning Kinross and the Consideration.

  (f)
  Kinross and its legal counsel shall be given a reasonable opportunity to review and comment on the Red Back Circular prior to the Red Back Circular being printed and filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by Kinross and its legal counsel, provided that all information relating solely to Kinross, its affiliates and the Red Back Shares included in the Red Back Circular shall be in form and content satisfactory to Kinross, acting reasonably. Red Back shall provide Kinross with final copies of the Red Back Circular prior to the mailing to the Red Back Shareholders.

  (g)
  Red Back and Kinross shall each promptly notify each other if at any time before the Effective Date either becomes aware that the Red Back Circular contains a misrepresentation, or that otherwise requires an amendment or supplement to the Red Back Circular and the Parties shall co-operate in the preparation of any amendment or supplement to the Red Back Circular as required or appropriate, and Red Back shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Red Back Circular to Red Back Shareholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required.

2.5     Preparation of Filings

          Kinross and Red Back shall co-operate and use their reasonable commercial efforts in good faith to take, or cause to be taken, all reasonable actions, including the preparation of any applications for Regulatory Approvals and other orders, registrations, consents, filings, rulings, exemptions, no-action letters, circulars and approvals required in connection with this Agreement and the Arrangement and the preparation of any required documents, in each case as reasonably necessary to discharge their respective obligations under this Agreement, the Arrangement and the Plan of Arrangement, and to complete any of transactions contemplated by this Agreement, including their obligations under applicable Laws. It is acknowledged and agreed that, unless required to ensure that the Consideration Shares, Warrants, Warrant Shares and Option Shares are freely tradeable in Canada and that the Consideration Shares and Warrants will not be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act upon their issuance, Kinross shall not be required to file a prospectus or similar document or otherwise become subject to the securities Laws of any jurisdiction (other than a Province of Canada) in order to complete the Arrangement, and provided that if the delivery of a Warrant to any Red Back Shareholder who is in the United States would not be exempt from the registration or qualification requirements of any applicable state "blue sky" securities laws, Kinross may make arrangements for the disposition of the Warrants otherwise deliverable to all such Red Back Shareholders on their behalf, and the Consideration to be received by such Red Back Shareholders will consist of the number of Kinross Shares to which they are otherwise entitled together with their proportionate entitlement to the net proceeds of the disposition of all such Warrants. Kinross may elect, at its sole discretion, to make such securities and other regulatory filings in the United States or other jurisdictions as may be necessary or desirable in connection with the completion of the Arrangement. Red Back shall provide to Kinross all information regarding Red Back and its affiliates as required by applicable Securities Laws in connection with such filings. Red Back shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in such filings and to the identification in such filings of each such advisor.

2.6     Final Order

          If (a) the Interim Order is obtained; and (b) the Arrangement Resolution is passed at the Red Back Meeting by the Red Back Shareholders as provided for in the Interim Order and as required by applicable Law, subject to the terms of this Agreement, Red Back shall diligently pursue and take all steps necessary or desirable to have the hearing before the Court of the application for the Final Order pursuant to Section 192 of the CBCA held as soon as reasonably practicable and, in any event, within two (2) business days following the approval of the Arrangement Resolution at the Red Back Meeting.

2.7     Court Proceedings

          Subject to the terms of this Agreement, Kinross will cooperate with and assist Red Back in seeking the Interim Order and the Final Order, including by providing Red Back on a timely basis any information reasonably required to be supplied by Kinross in connection therewith. Red Back will provide legal counsel to Kinross with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Subject to applicable Law, Red Back will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.7 or with Kinross' prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Kinross to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases Kinross' obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. Red Back shall also provide to Kinross' outside counsel on a timely basis copies of any notice of appearance or other Court documents served on Red Back in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Red Back indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. Red Back will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Arrangement Agreement and the Plan of Arrangement. In addition, Red Back will not object to legal counsel to Kinross making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that Red Back is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Arrangement Agreement and the Plan of Arrangement. Red Back will also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Arrangement Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, Red Back is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Kinross.

2.8     Articles of Arrangement and Effective Date

          The Articles of Arrangement shall implement the Plan of Arrangement. On the second (2nd) business day after the satisfaction or, where not prohibited, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 6, unless another time or date is agreed to in writing by the Parties, the Articles of Arrangement shall be filed by Red Back with the Director, provided that the Articles of Arrangement shall not be sent to the Director, for endorsement and filing by the Director, except as contemplated hereby or with Kinross' prior written consent, such consent not to be unreasonably withheld, conditioned or delayed. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the CBCA. Red Back agrees to amend the Plan of Arrangement at any time prior to the Effective Time in accordance with Section 8.4 of this Agreement to include such other terms determined to be necessary or desirable by Kinross, provided that the Plan of Arrangement shall not be amended in any manner which has the effect of reducing the Consideration or which is otherwise prejudicial to the Red Back Shareholders or other parties to be bound by the Plan of Arrangement and is not inconsistent with the provisions of this Agreement. The closing of the Arrangement will take place at the offices of Osler, Hoskin & Harcourt LLP, Suite 6300, First Canadian Place, Toronto, Ontario at 8:00 a.m. on the Effective Date, or at such other time and place as may be agreed to by the Parties.

2.9     Payment of Consideration

          Kinross will, following receipt by Red Back of the Final Order and prior to the filing by Red Back of the Articles of Arrangement, deposit in escrow with the Depositary (a) sufficient Kinross Shares and Warrants to satisfy the Consideration payable to the Red Back Shareholders and (b) sufficient cash to satisfy any cash payments in lieu of fractional Kinross Shares, pursuant to the Plan of Arrangement (other than Red Back Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection).

2.10   Announcement and Shareholder Communications

  (a)
  Kinross and Red Back shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by Kinross and Red Back, the text and timing of each Party's announcement to be approved by the other Party in advance, acting reasonably. Kinross and Red Back agree to co-operate in the preparation of presentations, if any, to Red Back Shareholders or the Kinross Shareholders regarding the transactions contemplated by this Agreement, and no Party shall (a) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed) or (b) make any filing with any Governmental Entity with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party's overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. To the extent possible, Red Back shall provide prior notice to Kinross of any material public disclosure that it proposes to make regarding its business or operations, together with a draft copy of such disclosure. Kinross and its legal counsel shall be given a reasonable opportunity to review and comment on such information prior to such information being disseminated publicly or filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by Kinross and its counsel.

  (b)
  (i) Red Back shall not make any public disclosure in respect of Red Back or the Chirano Property or the Tasiast Property, including with respect to drill results, except as may be required by Law or in accordance with its disclosure obligations with reasonable prior notice to Kinross by delivery of a copy of any such draft disclosure, and (ii) Red Back shall not engage in any marketing activities with respect to Red Back or the Chirano Property or the Tasiast Property, except (x) in respect of those events that have been previously scheduled and for which Kinross has provided its consent or (y) disclosure required to be made by Red Back pursuant to this Agreement.

2.11   Withholding Taxes

          Kinross, Red Back and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder and from all dividends, interest or other amounts payable to any former Red Back Shareholder such amounts as Kinross, Red Back or the Depositary may be required to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.12   List of Shareholders

          At the reasonable request of Kinross from time to time, Red Back shall provide Kinross with a list (in both written and electronic form) of the registered Red Back Shareholders, together with their addresses and respective holdings of Red Back Shares, with a list of the names and addresses and holdings of all Persons having rights issued by the Red Back to acquire Red Back Shares (including holders of Red Back Options) and a list of non-objecting beneficial owners of Red Back Shares, together with their addresses and respective holdings of Red Back Shares. Red Back shall from time to time require that its registrar and transfer agent furnish Kinross with such additional information, including updated or additional lists of Red Back Shareholders and lists of holdings and other assistance as Kinross may reasonably request.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF RED BACK

3.1     Representations and Warranties

          Except as disclosed in the Red Back Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), Red Back hereby represents and warrants to Kinross as follows, and acknowledges that Kinross is relying upon such representations and warranties in connection with the entering into of this Agreement:

  (a)
  Organization and Qualification.    Red Back is duly incorporated and validly existing under the CBCA and has full corporate power and authority to own its assets and conduct its business as now owned and conducted. Red Back is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Red Back Material Adverse Effect. True and complete copies of the constating documents of Red Back have been delivered or made available to Kinross, and Red Back has not taken any action to amend or supersede such documents.

  (b)
  Authority Relative to this Agreement.    Red Back has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Red Back and the consummation by Red Back of the transactions contemplated by this Agreement have been duly authorized by the Red Back Board and no other corporate proceedings on the part of Red Back are necessary to authorize this Agreement other than Red Back Shareholder Approval. This Agreement has been duly executed and delivered by Red Back and constitutes a valid and binding obligation of Red Back, enforceable by Kinross against Red Back in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

  (c)
  No Conflict; Required Filings and Consent.    The execution and delivery by Red Back of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement will not violate, conflict with or result in a breach of any provision of the constating documents of Red Back or those of any of the Red Back Material Subsidiaries, and except as would not, individually or in the aggregate, have or reasonably be expected to have a Red Back Material Adverse Effect, will not: (a) violate, conflict with or result in a breach of: (i) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, licence or permit to which Red Back or any of the Red Back Material Subsidiaries is a party or by which Red Back or any of the Red Back Material Subsidiaries is bound; or (ii) any Law to which Red Back or any of the Red Back Material Subsidiaries is subject or by which Red Back or any of the Red Back Material Subsidiaries is bound; (b) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit; or (c) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit, or result in the imposition of any encumbrance, charge or Lien upon any of Red Back's assets or the assets of any of the Red Back Material Subsidiaries. Other than the Interim Order, the Final Order, the filing of the Certificate of Arrangement and Articles of Arrangement, the Competition Act Approval and any Foreign Antitrust Clearance that may have been identified by Red Back in Section 5.2 of this Agreement and which Foreign Antitrust Filing Kinross, acting reasonably, has agreed is required to be made to consummate the transactions contemplated by this Agreement, no Authorization, consent or approval of, or filing with, any Governmental Entity or any court or other authority is necessary on the part of Red Back for the consummation by Red Back of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement not to cause or result in any loss of any rights or assets or any interest therein held by

    Red Back or any of the Red Back Material Subsidiaries in any material properties, except for such Authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the Arrangement.

  (d)
  Subsidiaries.    Red Back does not have Subsidiaries or any material interests in any Person, other than those listed on Schedule 3.1(d) to the Red Back Disclosure Letter. Each Subsidiary of Red Back is duly organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Red Back Material Adverse Effect. Except as disclosed on Schedule 3.1(d) of the Red Back Disclosure Letter, Red Back beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of its Subsidiaries. Except in respect of the pledge of shares pursuant to the BNP Facility, all of the outstanding shares in the capital of each of the Subsidiaries that is a corporation are: (a) validly issued, fully-paid and non-assessable and all such shares are owned free and clear of all pledges, security interests, liens, claims or encumbrances of any kind or nature whatsoever; and (b) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares. Red Back does not hold any material equity interest in any material Subsidiary, other than its interests in the Red Back Material Subsidiaries. The Subsidiaries that are not Red Back Material Subsidiaries are inactive Subsidiaries and have no assets or liabilities that are material to Red Back.

  (e)     Compliance with Laws.

    (i)
    The operations of Red Back and the Red Back Material Subsidiaries have been and are now conducted in compliance with all Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of Red Back or of any of the Red Back Material Subsidiaries and none of Red Back or any of the Red Back Material Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which, individually or in the aggregate, would not have a Red Back Material Adverse Effect.

    (ii)
    None of Red Back or any of the Red Back Material Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (a) its articles or by-laws or equivalent organizational documents; or (b) any agreement or understanding to which it or by which any of its properties or assets is bound or affected, except for failures which, individually or in the aggregate, would not have a Red Back Material Adverse Effect.

  (f)
  Company Authorizations.    Red Back and the Red Back Material Subsidiaries have obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Red Back or the Red Back Material Subsidiaries or otherwise in connection with the material business or operations of Red Back or the Red Back Material Subsidiaries and such Authorizations are in full force and effect. Red Back and the Red Back Material Subsidiaries have fully complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Red Back Material Adverse Effect. There is no action, investigation or proceeding pending or, to the knowledge of Red Back, threatened regarding any of the Authorizations. None of Red Back or any of the Red Back Material Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Red Back Material Adverse Effect and, to the knowledge of Red Back, all such Authorizations continue to be effective in order for Red Back and the Red Back Material Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. No Person other than Red Back or a Red Back Material Subsidiary thereof owns or has any proprietary, financial or other interest (direct or indirect) in any of the Authorizations.

  (g)     Capitalization and Listing.

    (i)
    The authorized share capital of Red Back consists of an unlimited number of Red Back Shares. As at the date of this Agreement there are: (A) 256,801,885 Red Back Shares validly issued and outstanding as fully-paid and non-assessable shares of Red Back; and (B) outstanding Red Back Options providing for the issuance of 6,191,336 Red Back Shares upon the exercise thereof. The terms of the Red Back Options (including exercise price) are disclosed in Schedule 3.1(g) to the Red Back Disclosure Letter. Except for the Red Back Options referred to in this Section 3.1(g)(i) and the right of the Ghanian government to acquire a 10% equity interest in Chirano Gold Mines Limited, (x) there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of Red Back or any of its Subsidiaries to issue or sell any shares of Red Back or of any of its Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Red Back or any of its Subsidiaries, and other than Red Back SARs and Red Back DSUs, there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Red Back or any of its Subsidiaries based upon the book value, income or any other attribute of Red Back or any of its Subsidiaries, and (y) except for the pre-emptive rights granted to Kinross under the Subscription Agreement, no Person is entitled to any pre-emptive or other similar right granted by Red Back or any of its Subsidiaries. The Red Back Shares are listed on the TSX, and are not listed or quoted on any market other than the TSX.

    (ii)
    Schedule 3.1(g) to the Red Back Disclosure Letter sets forth, as of the date hereof, the holders of all outstanding Red Back Options and the number, exercise prices and expiration dates of each grant to such holders. All Red Back Shares that may be issued pursuant to the exercise of outstanding Red Back Options will, when issued in accordance with the terms of the Red Back Options, as the case may be, be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

    (iii)
    There are no outstanding contractual obligations of Red Back or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Red Back Shares or any shares of any of its Subsidiaries. No Subsidiary of Red Back owns any Red Back Shares.

    (iv)
    No order ceasing or suspending trading in securities of Red Back nor prohibiting the sale of such securities has been issued and is outstanding against Red Back or its directors, officers or promoters.

  (h)
  Shareholder and Similar Agreements.    Red Back is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Red Back or any of its Subsidiaries.

  (i)      U.S. Securities Law Matters.

    (i)
    Red Back is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act.

    (ii)
    There is no class of securities of Red Back which is registered pursuant to Section 12 of the Exchange Act, nor is Red Back subject to any reporting obligation (whether active or suspended) pursuant to section 15(d) of the Exchange Act. Red Back is not, and has never been, subject to any requirement to register any class of its equity securities pursuant to Section 12(g) of the Exchange Act.

    (iii)
    Red Back is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.

    (iv)
    The Red Back Shares have not been traded on any national securities exchange in the United States during the past 12 calendar months, and will not be so traded prior to the Effective Date.

  (j)
  Reports.    Red Back has filed with all applicable Governmental Entities true and complete copies of the Red Back Public Documents that Red Back is required to file therewith. Red Back Public Documents at the time filed: (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the requirements of applicable Securities Laws. Red Back has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential.

  (k)     Financial Statements.

    (i)
    The audited consolidated financial statements for Red Back as at and for each of the fiscal years ended on December 31, 2009, December 31, 2008, and December 31, 2007 including the notes thereto and the reports by Red Back's auditors thereon and the interim consolidated financial statements for Red Back for the period ended March 31, 2010 including the notes thereto have been, and all financial statements of Red Back which are publicly disseminated by Red Back in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with GAAP applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of Red Back and its Subsidiaries as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There are no outstanding loans made by Red Back or any of its Subsidiaries to any executive officer or director of Red Back.

    (ii)
    The management of Red Back has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Red Back in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Red Back in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to Red Back's management, including its chief executive officers and chief financial officers (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

    (iii)
    Red Back maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Red Back and its Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Red Back and its Subsidiaries are being made only with Authorizations of management and directors of Red Back and its Subsidiaries; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Red Back or its Subsidiaries that could have a material effect on its financial statements. To the knowledge of Red Back, and other than as disclosed in Schedule 3.1(k) of the Red Back Disclosure Letter, as of the date of this Agreement: (x) there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of Red Back that are reasonably likely to adversely affect the ability of Red Back to record, process, summarize and report financial information; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Red Back.

    (iv)
    Since December 31, 2009, neither Red Back nor any of its Subsidiaries nor, to Red Back's knowledge, any director, officer, employee, auditor, accountant or representative of Red Back or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Red Back or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Red Back or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Board, or is not disclosed in Schedule 3.1(k) of the Red Back Disclosure Letter.

    (v)
    Red Back is in the process of converting to IFRS for financial reporting purposes, and, to the knowledge of Red Back, the transition to IFRS will not result in any delay in the release of Red Back's financial results for any relevant period.

  (l)
  Undisclosed Liabilities.    Except as disclosed in Schedule 3.1(l) of the Red Back Disclosure Letter, neither Red Back nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (a) liabilities and obligations that are specifically presented on the audited balance sheet of Red Back as of December 31, 2009 (the "Red Back Balance Sheet") or disclosed in the notes thereto; or (b) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2009, that are not and would not, individually or in the aggregate with all other liabilities and obligations of Red Back and its Subsidiaries (other than those disclosed on the Red Back Balance Sheet and/or in the notes to the Red Back financial statements), reasonably be expected to have a Red Back Material Adverse Effect, or have a Red Back Material Adverse Effect, or, as a consequence of the consummation of the Arrangement, have a Red Back Material Adverse Effect. Without limiting the foregoing, the Red Back Balance Sheet reflects reasonable reserves in accordance with GAAP for contingent liabilities relating to pending litigation and other contingent obligations of Red Back and its Subsidiaries except as disclosed in the Red Back Disclosure Letter.

  (m)    Interest in Properties and Mineral Rights.

    (i)
    All of Red Back's and its Subsidiaries' real properties (collectively, and where material, the "Property") and all of Red Back's and its Subsidiaries' mineral interests and rights (including any material claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Law or otherwise) (collectively, and where material, the "Mineral Rights"), are set out in Schedule 3.1(m)(i) of the Red Back Disclosure Letter. Other than the Properties and the Mineral Rights set out in Schedule 3.1(m)(i) of the Red Back Disclosure Letter, neither Red Back nor its Subsidiaries, owns or has any interest in any material real property or any material mineral interests and rights.

    (ii)
    Except as disclosed in the Red Back Public Documents and for the right granted to a third party to earn a 51% interest in the Enchi mineral interest in Ghana under an option agreement, Red Back or one of its Subsidiaries is the sole legal and beneficial owner of all right, title and interest in and to the Property and the Mineral Rights, free and clear of any Encumbrances.

    (iii)
    All of the Mineral Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims.

    (iv)
    The Property and the Mineral Rights are in good standing under applicable Law and, to the knowledge of Red Back, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

    (v)
    There is no material adverse claim against or challenge to the title to or ownership of the Property or any of the Mineral Rights.

    (vi)
    Red Back or a Red Back Material Subsidiary has the exclusive right to deal with the Property and all of the Mineral Rights.

    (vii)
    Except as disclosed in the Red Back Public Documents, no Person other than Red Back and the Red Back Material Subsidiaries has any interest in the Property or any of the Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

    (viii)
    Except as disclosed in the Red Back Public Documents, there are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect Red Back's or a Subsidiary's interest in the Property or any of the Mineral Rights.

    (ix)
    There are no material restrictions on the ability of Red Back and its Subsidiaries to use, transfer or exploit the Property or any of the Mineral Rights, except pursuant to the applicable Law.

    (x)
    Neither Red Back nor any of its Subsidiaries has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of Red Back or a Subsidiary in any of the Property or any of the Mineral Rights.

    (xi)
    Red Back and the Red Back Material Subsidiaries have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences operations from landowners or Governmental Entities permitting the use of land by Red Back and its Subsidiaries, and mineral interests that are required to exploit the development potential of the Property and the Mineral Rights as contemplated in Red Back Public Documents filed (and available on SEDAR) on or before the date hereof and no third party or group holds any such rights that would be required by Red Back to develop the Property or any of the Mineral Rights as contemplated in Red Back Public Documents filed (and available on SEDAR) on or before the date hereof.

    (xii)
    All mines located in or on the lands of Red Back or any of its Subsidiaries, or lands pooled or unitized therewith, which have been abandoned by Red Back or any of its Subsidiaries, have been abandoned in accordance with good mining practices and in compliance with all applicable Laws, and all future abandonment, remediation and reclamation obligations known to Red Back as of the date hereof have been accurately set forth in Red Back Public Documents without omission of information necessary to make the disclosure not misleading

  (n)
  Mineral Reserves and Resources.    The proven and probable mineral reserves and mineral resources for various Properties and the Mineral Rights in which Red Back or its Subsidiaries hold an interest, as set forth in the Red Back Public Documents, were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of Red Back, its Subsidiaries and its material joint ventures, taken as a whole, from the amounts set forth in the Red Back Public Documents. All information regarding the Property and the Mineral Rights, including all drill results, technical reports and studies, that are required to be disclosed at Law, have been disclosed in the Red Back Public Documents on or before the date hereof.

  (o)
  Operational Matters.    Except as would not, individually or in the aggregate, be reasonably expected to result in a Red Back Material Adverse Effect:

  (i)
  all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Red Back, its Subsidiaries and its material joint ventures, have been: (A) duly paid; (B) duly performed; or (C) provided for prior for the date hereof; and

  (ii)
  all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Red Back or any of its Subsidiaries or material joint ventures is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

  (p)
  Employment Matters.

  (i)
  Other than as disclosed in Red Back's management information circular dated February 10, 2010 or in Schedule 3.1(p) of the Red Back Disclosure Letter, neither Red Back nor any of its Subsidiaries has entered into any written or oral agreement or understanding providing for severance or termination payments to any director, officer or employee in connection with the termination of their position or their employment as a direct result of a change in control of Red Back.

  (ii)
  Except in respect of ordinary course collective agreements or similar arrangements with workers at Red Back's operating mine sites, neither Red Back nor any of its Subsidiaries (i) is a party to any collective bargaining agreement, or (ii) is subject to any application for certification or, to the knowledge of Red Back, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of Red Back, no fact or event exists that is likely to give rise to a change in the representation in this Subsection 3.1(p) on or before the Effective Date.

  (iii)
  Neither Red Back nor any of its Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Red Back, threatened, or any litigation actual, or to the knowledge of Red Back, threatened, relating to employment or termination of employment of employees or independent contractors, except for such claims or litigation which individually or in the aggregate would not be reasonably expected to have a Red Back Material Adverse Effect. To the knowledge of Red Back, no labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting Red Back, except as would not be reasonably expected to have a Red Back Material Adverse Effect.

  (iv)
  Red Back and the Red Back Material Subsidiaries have operated in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers' compensation, human rights, labour relations and privacy and there are no current, pending, or to the knowledge of Red Back, threatened proceedings before any board or tribunal with respect to any of the areas listed herein, except where the failure to so operate would not have a Red Back Material Adverse Effect.

  (q)
  Absence of Certain Changes or Events.    Since December 31, 2009:

  (i)
  Red Back and the Red Back Material Subsidiaries have conducted their respective businesses only in the ordinary course of business and consistent with past practice;

  (ii)
  no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Red Back Material Adverse Effect has been incurred;

    (iii)
    there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Red Back Material Adverse Effect;

    (iv)
    there has not been any change in the accounting practices used by Red Back and its Subsidiaries, except as disclosed in the Red Back Public Documents;

    (v)
    except as disclosed in the Red Back Public Documents or Schedule 3.1(q) of the Red Back Disclosure Letter and except for ordinary course adjustments to non-executive employees, there has not been any increase in the salary, bonus, or other remuneration payable to any non-executive employees of any of Red Back or its Subsidiaries;

    (vi)
    there has not been any redemption, repurchase or other acquisition of Red Back Shares by Red Back, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Red Back Shares;

    (vii)
    there has not been a material change in the level of accounts receivable or payable, inventories or employees, other than those changes in the ordinary course of business consistent with past practice;

    (viii)
    there has not been any entering into, or an amendment of, any Material Contract other than in the ordinary course of business consistent with past practice;

    (ix)
    except as disclosed in the Red Back Public Documents or in Schedule 3.1(q) of the Red Back Disclosure Letter there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in Red Back's audited financial statements, other than the settlement of claims or liabilities incurred in the ordinary course of business consistent with past practice;

    (x)
    Red Back has not drawn any funds from the BNP Facility; and

    (xi)
    except for ordinary course adjustments, there has not been any increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of Red Back or its Subsidiaries.

  (r)
  Litigation.    Except as disclosed in the Red Back Public Documents or in Schedule 3.1(r) of the Red Back Disclosure Letter, there is no claim, action, proceeding or investigation pending or, to the knowledge of Red Back, threatened against or relating to Red Back or any of the Red Back Material Subsidiaries, the business of Red Back or any of the Red Back Material Subsidiaries or affecting any of their properties, assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Red Back Material Adverse Effect or prevent or materially delay the consummation of the Arrangement, nor to knowledge of Red Back are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided that the representation in this Subsection 3.1(r) shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Red Back Material Adverse Effect). Neither Red Back nor any of the Red Back Material Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Red Back Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

  (s)
  Taxes.

  (i)
  Each of Red Back and the Red Back Material Subsidiaries has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and Red Back and each of the Red Back Material Subsidiaries has paid all Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity and Red Back has provided adequate accruals in accordance with GAAP in the most recently published financial statements of Red Back for any Taxes of Red Back and each of the Red Back Material Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

    (ii)
    Each of Red Back and the Red Back Material Subsidiaries has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it.

    (iii)
    Each of Red Back and the Red Back Material Subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it.

    (iv)
    None of Red Back nor any of the Red Back Material Subsidiaries has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date.

    (v)
    To the best of its knowledge, for purposes of the Code, Red Back was not a passive foreign investment company during its previous taxable year and will not be a passive foreign investment company during its current taxable year.

    (vi)
    Except as disclosed in the Red Back Public Documents or in Schedule 3.1(s)(v) of the Red Back Disclosure Letter, there are no proceedings, investigations, audits or claims now pending or threatened against Red Back or any of the Red Back Material Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

    (vii)
    None of Red Back or any of the Red Back Material Subsidiaries has acquired property from a non-arm's length Person, within the meaning of the Tax Act: (i) for consideration the value of which is less than the fair market value of the property; or (ii) as a contribution of capital for which no shares were issued by the acquirer of the property.

    (viii)
    Red Back has made available to Kinross copies of all Tax Returns for the years 2009 and 2008 and all written communication to or from any Governmental Entity (except for the Tax Returns for Chirano Gold Mining Limited and Red Back Mining Ghana Limited for the 2009 Tax year) and relating to the Taxes of any of Red Back and the Red Back Material Subsidiaries, including, but not limited to, any closing agreements under Section 7121 of the Code or any similar provision of state, local or non-U.S. law or any private letter ruling of the Internal Revenue Service or comparable ruling of any other Governmental Entity, to the extent relating to periods or events in respect of which any Governmental Entity may by Law assess or otherwise impose any such tax on Red Back or any of the Red Back Material Subsidiaries.

    (ix)
    For the purposes of the Tax Act and any other relevant Tax purposes:

    (A)
    Red Back is resident in Canada; and

    (B)
    Each of the Red Back Material Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country.

    (x)
    There are no Encumbrances for Taxes upon any properties or assets of Red Back or any of the Red Back Material Subsidiaries (other than Encumbrances relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in Red Back's audited financial statements).

  (t)
  Books and Records.    The corporate records and minute books of Red Back and the Red Back Material Subsidiaries have been maintained in accordance with all applicable Laws, and the minute books of Red Back and the Red Back Material Subsidiaries as provided to Kinross are complete and accurate in all material respects. The corporate minute books for Red Back and the Red Back Material Subsidiaries contain minutes of all meetings and resolutions of the directors and securityholders held. The financial books and records and accounts of Red Back and the Red Back Material Subsidiaries in all material respects: (a) have been maintained in accordance with good business practices and in accordance with GAAP and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years; (b) are stated in reasonable detail and, in the case of the Red Back Material Subsidiaries, during the period of time when owned by Red Back, accurately and fairly reflect the transactions and dispositions of assets of Red Back and the Red Back Material Subsidiaries; and (c) in the case of the Red Back Material Subsidiaries, during the period of time when owned by Red Back, accurately and fairly reflect the basis for Red Back's consolidated financial statements.

  (u)
  Insurance.

  (i)
  Red Back has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither Red Back nor any of the Red Back Material Subsidiaries has failed to make a claim thereunder on a timely basis.

  (ii)
  Each of such policies and other forms of insurance is in full force and effect on the date hereof and Red Back will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. No written (or to the knowledge of Red Back other) notice of cancellation or termination has been received by Red Back or any Red Back Material Subsidiaries with respect to any such policy.

  (v)
  Non-Arm's Length Transactions.    Except for employment or employment compensation agreements entered into in the ordinary course of business or as disclosed in the Red Back Public Documents or in Schedule 3.1(v) of the Red Back Disclosure Letter, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Red Back or any of the Red Back Material Subsidiaries) between Red Back or any of the Red Back Material Subsidiaries on the one hand, and any (a) officer or director of Red Back or any of its Subsidiaries, (b) any holder of record or, to the knowledge of Red Back, beneficial owner of five percent or more of the voting securities of Red Back, or (c) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

  (w)
  Benefit Plans.

  (i)
  Schedule 3.1(w) of the Red Back Disclosure Letter contains a true and complete list of all material Red Back Benefit Plans. Complete copies of all material Red Back Benefit Plans including, but not limited to, any material trust instruments, insurance contracts and all amendments thereto have been provided to Kinross.

  (ii)
  Red Back and its Subsidiaries have no material liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, and there has been no communication to employees by Red Back or any of its Subsidiaries which could reasonably be interpreted to promise or guarantee such employees retiree health or life insurance or other retiree death benefits on a permanent basis.

  (iii)
  No Red Back Benefit Plan is a "registered pension plan" as such term is defined in the Tax Act.

    (iv)
    Each Red Back Benefit Plan has been operated in accordance with its terms and any contributions required to be made under each Red Back Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each Red Back Benefit Plan have been properly accrued and reflected in the audited consolidated financial statements for Red Back as at and for the fiscal year ended on December 31, 2009, including the notes thereto and the report by Red Back's auditors thereon.

    (v)
    There has been no amendment to, announcement by Red Back or any of the Red Back Material Subsidiaries relating to, or change in employee participation or coverage under, any Red Back Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Except as disclosed in the Red Back Public Documents or Schedule 3.1(w)(v) of the Red Back Disclosure Letter, neither the execution of this Agreement, nor the consummation of the Arrangement will (i) entitle any employees of Red Back or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Red Back Benefit Plans, or (iii) limit or restrict the right of Red Back or, after the consummation of the Arrangement, Kinross to merge, amend or terminate any of the Red Back Benefit Plans.

  (x)
  Environmental.    Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Red Back Material Adverse Effect:

  (i)
  all facilities and operations of Red Back and the Red Back Material Subsidiaries have been conducted, and are now, in compliance with all Environmental Laws;

  (ii)
  Red Back and the Red Back Material Subsidiaries are in possession of, and in compliance with, all Environmental Permits that are required to own, lease and operate the Property and Mineral Rights and to conduct their respective business as they are now being conducted;

  (iii)
  no environmental, reclamation or closure obligation, demand, notice, work order or other liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Red Back and the Red Back Material Subsidiaries and, to the knowledge of Red Back, there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

  (iv)
  neither Red Back nor any of the Red Back Material Subsidiaries is subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;

  (v)
  to the knowledge of Red Back, there are no changes in the status, terms or conditions of any Environmental Permits held by Red Back or any of the Red Back Material Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Entity of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Red Back or any of the Red Back Material Subsidiaries following the Effective Date;

  (vi)
  Red Back and the Red Back Material Subsidiaries have made available to Kinross all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters; and

    (vii)
    to the knowledge of Red Back, Red Back and the Red Back Material Subsidiaries are not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in liability under any Environmental Laws that would individually or in the aggregate, constitute a Red Back Material Adverse Effect.

  (y)
  Restrictions on Business Activities.    There is no agreement, judgement, injunction, order or decree binding upon Red Back or any Red Back Material Subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Red Back or any Red Back Material Subsidiary, any acquisition of property by Red Back or any Red Back Material Subsidiary or the conduct of business by Red Back or any Red Back Material Subsidiary as currently conducted (including following the transaction contemplated by this Agreement) other than such agreements, judgements, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Red Back Material Adverse Effect.

  (z)
  Material Contracts.    Red Back and the Red Back Material Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the material contracts. Neither Red Back nor any of the Red Back Material Subsidiaries is in breach or default under any material contract to which it is a party or bound, nor does Red Back have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Red Back Material Adverse Effect. Neither Red Back nor any Red Back Material Subsidiary knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Red Back, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such material contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Red Back Material Adverse Effect. Prior to the date hereof, Red Back has made available to Kinross true and complete copies of all of the material contracts of Red Back. All contracts that are material to Red Back and its Subsidiaries, taken as a whole, are with Red Back or a Red Back Material Subsidiary. All material contracts are legal, valid, binding and in full force and effect and are enforceable by Red Back (or a Red Back Material Subsidiary, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity) and are the product of fair and arms' length negotiations between the parties thereto.

  (aa)
  Relationships with Customers, Suppliers, Distributors and Sales Representatives.    Red Back has not received any written (or to the knowledge of Red Back other) notice that any customer, supplier, distributor or sales representative intends to cancel, terminate or otherwise modify or not renew its relationship with Red Back or any Subsidiary, and, to the knowledge of Red Back, no such action has been threatened, which, in either case, individually or in the aggregate, would reasonably be expected to have a Red Back Material Adverse Effect.

  (bb)
  Brokers.    Except for the fees to be paid to Scotia Capital Inc. pursuant to its engagement letter with Red Back, a true and complete copy of which has been delivered to Kinross, none of Red Back, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement. Red Back has also retained CIBC World Markets Inc. on a fixed-fee basis to provide a fairness opinion to the Red Back Board in connection with the Arrangement.

  (cc)
  Reporting Issuer Status.    As of the date hereof, Red Back is a reporting issuer not in default (or the equivalent) under the Securities Laws of each of the Provinces of Canada.

  (dd)
  Stock Exchange Compliance.    Red Back is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX.

  (ee)
  No Expropriation.    No property or asset of Red Back or the Red Back Material Subsidiaries (including any Property or Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Red Back, is there any intent or proposal to give any such notice or to commence any such proceeding.

  (ff)
  Corrupt Practices Legislation.    Neither Red Back, its Subsidiaries and affiliates, nor any of their respective officers, directors or employees acting on behalf of Red Back or any of its Subsidiaries or affiliates has taken, committed to take or been alleged to have taken any action which would cause Red Back or any of its Subsidiaries or affiliates to be in violation of the United States' Foreign Corrupt Practices Act (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Law of similar effect of Mauritania, Ghana, Côte d'Ivoire or any other jurisdiction, and to the knowledge of Red Back no such action has been taken by any of its agents, representatives or other Persons acting on behalf of Red Back or any of its Subsidiaries or affiliates.

3.2     Survival of Representations and Warranties

          The representations and warranties of Red Back contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF KINROSS

4.1     Representations and Warranties

          Except as disclosed in the Kinross Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made) Kinross hereby represents and warrants to Red Back as follows, and acknowledges that Red Back is relying upon such representations and warranties in connection with the entering into of this Agreement:

  (a)
  Organization and Qualification.    Kinross is duly incorporated and validly existing under the OBCA and has full corporate power and authority to own its assets and conduct its business as now owned and conducted. Kinross is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Kinross Material Adverse Effect. True and complete copies of the constating documents of Kinross have been delivered or made available to Red Back, and Kinross has not taken any action to amend or supersede such documents.

  (b)
  Authority Relative to this Agreement.    Kinross has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Kinross and the consummation by Kinross of the transactions contemplated by this Agreement have been duly authorized by the board of directors of Kinross and no other corporate proceedings on the part of Kinross are necessary to authorize this Agreement, other than Kinross Shareholder Approval. This Agreement has been duly executed and delivered by Kinross and constitutes a valid and binding obligation of Kinross, enforceable by Red Back against Kinross in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

  (c)
  No Conflict; Required Filings and Consent.    The execution and delivery by Kinross of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement will not violate, conflict with or result in a breach of any provision of the constating documents of Kinross or those of any of the Kinross Material Subsidiaries, and except as would not, individually or in the aggregate, have or reasonably be expected to have a Kinross Material Adverse Effect, will not: (a) violate, conflict with or result in a breach of: (i) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, licence or permit to which Kinross or any of the Kinross Material Subsidiaries is a party or by which Kinross or any of the Kinross Material Subsidiaries is bound; or (ii) any Law to which Kinross or any of the Kinross Material Subsidiaries is subject or by which Kinross or any of the Kinross Material Subsidiaries is bound; (b) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit; or (c) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit, or result in the imposition of any encumbrance, charge or lien upon any of Kinross' assets or the assets of any of the Kinross Material Subsidiaries. Other than Kinross Shareholder Approval, Competition Act Approval, the Key Third Party Consents applicable to Kinross and conditional listing approval of the TSX and the NYSE, no Authorization, consent or approval of, or filing with, any Governmental Entity or any court or other authority is necessary on the part of Kinross for the consummation by Kinross of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement not to cause or result in any loss of any rights or assets or any interest therein held by Kinross or any of the Kinross Material Subsidiaries in any material properties, except for such Authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the transaction contemplated by this Agreement.

  (d)
  Subsidiaries.    Each Kinross Material Subsidiary is duly organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Kinross Material Adverse Effect. Except for Chukotka Mining & Geological Company, of which Kinross owns 75% less one share, or as disclosed in the Kinross Public Documents, Kinross beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of the Kinross Material Subsidiaries. All of the outstanding shares in the capital of each of the Kinross Material Subsidiaries that is a corporation are: (a) validly issued, fully-paid and non-assessable and all such shares are owned free and clear of all pledges, security interests, liens, claims or encumbrances of any kind or nature whatsoever; and (b) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares, except for the various governance arrangements and restrictions on transfer in respect of certain subsidiaries set forth in the Joint Venture Agreements. Kinross does not have any material equity interests, other than (i) its interests in the Kinross Material Subsidiaries; and (ii) its minority investments in Red Back and Harry Winston Diamond Limited Partnership.

  (e)
  Compliance with Laws.

  (i)
  The operations of Kinross and the Kinross Material Subsidiaries have been and are now conducted in compliance with all Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of Kinross or of any of the Kinross Material Subsidiaries of Kinross and none of Kinross or any of the Kinross Material Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which, individually or in the aggregate, would not have a Kinross Material Adverse Effect.

  (ii)
  None of Kinross or any of its Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (A) its articles or by-laws or equivalent organizational documents; or (B) any agreement or understanding to which it or by which any of its properties or assets is bound or affected, except for failures which, individually or in the aggregate, would not have a Kinross Material Adverse Effect.

  (f)
  Kinross Authorizations.    Kinross and the Kinross Material Subsidiaries have obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Kinross or its Subsidiaries or otherwise in connection with the material business or operations of Kinross or its Subsidiaries and such Authorizations are in full force and effect. Kinross and the Kinross Material Subsidiaries have fully complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Kinross Material Adverse Effect. There is no action, investigation or proceeding pending or, to the knowledge of Kinross, threatened regarding any of the Authorizations. None of Kinross or any of the Kinross Material Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Kinross Material Adverse Effect and, to the knowledge of Kinross, all such Authorizations continue to be effective in order for Kinross and the Kinross Material Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. No Person other than Kinross or a Kinross Material Subsidiary thereof owns or has any proprietary, financial or other interest (direct or indirect) in any of the Authorizations.

  (g)
  Capitalization and Listing.

  (i)
  The authorized share capital of Kinross consists of an unlimited number of Kinross Shares. As at June 30, 2010 there were: (A) 703,865,358 Kinross Shares validly issued and outstanding as fully-paid and non-assessable shares of Kinross; (B) outstanding options providing for the issuance of 8,651,165 Kinross Shares upon the exercise thereof; (C) warrants to purchase 24,503,863 Kinross Shares, (D) restricted share units and restricted performance share units providing for the issuance of 2,443,229 Kinross Shares upon the exercise thereof and (E) rights to purchase Kinross Shares under the Kinross shareholder rights plan. Except for the securities referred to in this Section 4.1(g)(i), there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of Kinross or any of its Subsidiaries to issue or sell any shares of Kinross or of any of its Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Kinross or any of its Subsidiaries, and, other than deferred share units, restricted share units and restricted performance share units, there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Kinross or any of its Subsidiaries based upon the book value, income or any other attribute of Kinross or any of its Subsidiaries, and no Person is entitled to any pre-emptive or other similar right granted by Kinross or any of its Subsidiaries. Kinross Shares are listed on the TSX and the NYSE, and are not listed or quoted on any market other than the TSX and the NYSE.

  (ii)
  All Kinross Shares that may be issued pursuant to the exercise of outstanding Kinross options, restricted share units and restricted performance share units will, when issued in accordance with the terms of such securities, as the case may be, be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

  (iii)
  There are no outstanding contractual obligations of Kinross or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Kinross Shares or any shares of any of its Subsidiaries. No Subsidiary of Kinross owns any Kinross Shares.

  (iv)
  No order ceasing or suspending trading in securities of Kinross nor prohibiting the sale of such securities has been issued and is outstanding against Kinross or, its directors, officers or promoters.

  (v)
  All Consideration Shares, Warrant Shares and Option Shares will, when issued in accordance with the terms of the Arrangement or on exercise of the Warrants or the Replacement Options, as the case may be, be duly authorized, validly issued, fully-paid and non-assessable Kinross Shares.

  (h)
  Shareholder and Similar Agreements.    Kinross is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Kinross or any of its Subsidiaries, other than the Joint Venture Agreements.

  (i)
  Reports.    Kinross has filed with all applicable Governmental Entities true and complete copies of Kinross Public Documents that Kinross is required to file therewith. Kinross Public Documents at the time filed: (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (i) complied in all material respects with the requirements of applicable Securities Laws. Kinross has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential.

  (j)
  Financial Statements.

  (i)
  The audited consolidated financial statements for Kinross as at and for each of the fiscal years ended on December 31, 2009, December 31, 2008, and December 31, 2007 including the notes thereto and the report by Kinross' auditors thereon and the interim consolidated financial statements for Kinross for the period ended March 31, 2010 including the notes thereto have been, and all financial statements of Kinross which are publicly disseminated by Kinross in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with GAAP applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position of Kinross as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There are no outstanding loans made by Kinross or any of its Subsidiaries to any executive officer or director of Kinross.

  (ii)
  The management of Kinross has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Kinross in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Kinross in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to Kinross' management, including its chief executive officers and chief financial officers (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

  (iii)
  Kinross maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Kinross and its Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Kinross and its Subsidiaries are being made only with Authorizations of management and directors of Kinross and its Subsidiaries, as applicable; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition or disposition of the assets of Kinross or its Subsidiaries that could have a material effect on its financial statements. To the knowledge of Kinross and other than as disclosed to Red Back, as of the date of this Agreement: (x) there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of Kinross that are reasonably likely to adversely affect the ability of Kinross to record, process, summarize and report financial information; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Kinross.

    (iv)
    Since December 31, 2009, neither Kinross nor any of its Subsidiaries nor, to Kinross' knowledge, any director, officer, employee, auditor, accountant or representative of Kinross or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Kinross or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Kinross or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Board, or has not been disclosed to Red Back.

    (v)
    Kinross is in the process of converting to IFRS for financial reporting purposes, and, to the knowledge of Kinross, the transition to IFRS will not result in any delay in the release of Kinross' financial results for any relevant period.

  (k)
  Undisclosed Liabilities.    Except as disclosed in the Kinross Public Documents, neither Kinross nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (a) liabilities and obligations that are specifically presented on the audited balance sheet of Kinross as of December 31, 2009 (the "Kinross Balance Sheet") or disclosed in the notes thereto; or (b) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2009, that are not and would not, individually or in the aggregate with all other liabilities and obligations of Kinross and its Subsidiaries (other than those disclosed on the Kinross Balance Sheet and/or the notes to the Kinross financial statements), reasonably be expected to have a Kinross Material Adverse Effect, or have a Kinross Material Adverse Effect, or, as a consequence of the consummation of the Arrangement, have a Kinross Material Adverse Effect. Without limiting the foregoing, the Kinross Balance Sheet reflects reasonable reserves in accordance with GAAP for contingent liabilities relating to pending litigation and other contingent obligations of Kinross and its Subsidiaries except as disclosed in Kinross Disclosure Letter.

  (l)
  Interest in Properties and Mineral Rights.

  (i)
  All of Kinross' and its Subsidiaries' material real properties (collectively, the "Kinross Property") and all of Kinross' and its Subsidiaries' material mineral interests and rights (including any material claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Law or otherwise) (collectively, the "Kinross Mineral Rights"), are accurately set forth in the Kinross Public Documents. Other than the Kinross Properties and the Kinross Mineral Rights set out in the Kinross Public Documents, neither Kinross nor its Subsidiaries, owns or has any interest in any material real property or any material mineral interests and rights.

  (ii)
  Except as set forth in the Kinross Public Documents, Kinross or a Kinross Material Subsidiary is the sole legal and beneficial owner of all right, title and interest in and to the Kinross Property and the Mineral Rights, free and clear of any Encumbrances.

  (iii)
  All of the Kinross Mineral Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims.

  (iv)
  The Kinross Property and the Kinross Mineral Rights are in good standing under applicable Law and, to the knowledge of Kinross, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

  (v)
  There is no material adverse claim against or challenge to the title to or ownership of the Kinross Property or any of the Kinross Mineral Rights.

    (vi)
    Kinross or a Kinross Material Subsidiary has the exclusive right to deal with the Kinross Property and all of the Kinross Mineral Rights.

    (vii)
    Except as set forth in the Kinross Public Documents, no Person other than Kinross and the Kinross Material Subsidiaries has any interest in the Kinross Property or any of the Kinross Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

    (viii)
    Except as set forth in the Kinross Public Documents or as set forth in the Joint Venture Agreements, there are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect Kinross' or a Subsidiary's interest in the Kinross Property or any of the Kinross Mineral Rights.

    (ix)
    There are no material restrictions on the ability of Kinross and its Subsidiaries to use, transfer or exploit the Kinross Property or any of the Kinross Mineral Rights, except pursuant to the applicable Law.

    (x)
    Neither Kinross nor any of its Subsidiaries has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of Kinross or a Subsidiary in any of the Kinross Property or any of the Kinross Mineral Rights.

    (xi)
    Kinross and the Kinross Material Subsidiaries have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences operations from landowners or Governmental Entities permitting the use of land by Kinross and its Subsidiaries, and mineral interests that are required to exploit the development potential of the Kinross Property and the Kinross Mineral Rights as contemplated in Kinross Public Documents filed (and available on SEDAR) on or before the date hereof and no third party or group holds any such rights that would be required by Kinross to develop the Kinross Property or any of the Kinross Mineral Rights as contemplated in Kinross Public Documents filed (and available on SEDAR) on or before the date hereof.

    (xii)
    All mines located in or on the lands of Kinross or any of its Subsidiaries, or lands pooled or unitized therewith, which have been abandoned by Kinross or any of its Subsidiaries, have been abandoned in accordance with good mining practices and in compliance with all applicable Laws, and all future abandonment, remediation and reclamation obligations known to Kinross as of the date hereof have been accurately set forth in Kinross Public Documents without omission of information necessary to make the disclosure not misleading

  (m)
  Mineral Reserves and Resources.    The proven and probable mineral reserves and mineral resources for various Properties and the Mineral Rights in which Kinross or its Subsidiaries hold an interest were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of Kinross, its Subsidiaries and its material joint ventures, taken as a whole, from the amounts set forth in Kinross Public Documents. All information regarding the Kinross Property and the Kinross Mineral Rights, including all drill results, technical reports and studies, that are required to be disclosed at Law, have been disclosed in Kinross Public Documents on or before the date hereof.

  (n)
  Operational Matters.    Except as would not, individually or in the aggregate, be reasonably expected to result in a Kinross Material Adverse Effect:

  (i)
  all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Kinross, its Subsidiaries and its material joint ventures, have been: (i) duly paid; (ii) duly performed; or (iii) provided for prior for the date hereof; and

    (ii)
    all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Kinross or any of its Subsidiaries or material joint ventures is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

  (o)
  Employment Matters.

  (i)
  Except in the ordinary course of business, neither Kinross nor any of its Subsidiaries (i) is a party to any collective bargaining agreement, or (ii) is subject to any application for certification or, to the knowledge of Kinross, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of Kinross, no fact or event exists that is likely to give rise to a change in the representation in this Subsection 4.1(o) on or before the Effective Date.

  (ii)
  Neither Kinross nor any of its Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Kinross, threatened, or any litigation actual, or to the knowledge of Kinross, threatened, relating to employment or termination of employment of employees or independent contractors, except for such claims or litigation which individually or in the aggregate would not be reasonably expected to have a Kinross Material Adverse Effect. To the knowledge of Kinross, no labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting Kinross, except as would not be reasonably be expected to have a Kinross Material Adverse Effect.

  (iii)
  Kinross and the Kinross Material Subsidiaries have operated in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers' compensation, human rights, labour relations and privacy and there are no current, pending, or to the knowledge of Kinross, threatened proceedings before any board or tribunal with respect to any of the areas listed herein, except where the failure to so operate would not have a Kinross Material Adverse Effect.

  (p)
  Absence of Certain Changes or Events.    Since December 31, 2009:

  (i)
  Kinross and the Kinross Material Subsidiaries have conducted their respective businesses only in the ordinary course of business and consistent with past practice;

  (ii)
  no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Kinross Material Adverse Effect has been incurred;

  (iii)
  there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Kinross Material Adverse Effect; and

  (iv)
  there has not been any change in the accounting practices used by Kinross and its Subsidiaries, except as disclosed in the Kinross Public Documents.

  (q)
  Litigation.    Except as described in Section 4.1(r)(iv), there is no claim, action, proceeding or investigation pending or, to the knowledge of Kinross, threatened against or relating to Kinross or any of the Kinross Material Subsidiaries, the business of Kinross or any of the Kinross Material Subsidiaries or affecting any of their properties, assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Kinross Material Adverse Effect or prevent or materially delay the consummation of the Arrangement, nor to knowledge of Kinross are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided that the representation in this Section 4.1(q) shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Kinross Material Adverse Effect). Neither Kinross nor any of the Kinross Material Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Kinross Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

  (r)
  Taxes.

  (i)
  Each of Kinross and the Kinross Material Subsidiaries has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all material Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and Kinross and each of the Kinross Material Subsidiaries has paid all Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity and Kinross has provided adequate accruals in accordance with GAAP in the most recently published financial statements of Kinross for any Taxes of Kinross and each of the Kinross Material Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any material Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

  (ii)
  Each of Kinross and the Kinross Material Subsidiaries has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it.

  (iii)
  Each of Kinross and the Kinross Material Subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it.

  (iv)
  Except as disclosed on Schedule 4.1(r)(iv) of the Kinross Disclosure Letter or as disclosed in the Kinross Public Documents, there are no proceedings, investigations, audits or claims now pending or threatened against Kinross or any of the Kinross Material Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

  (v)
  For the purposes of the Tax Act and any other relevant Tax purposes:

  (A)
  Kinross is resident in Canada;

  (B)
  each of the Kinross Material Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country; and

  (vi)
  there are no Encumbrances for Taxes upon any properties or assets of Kinross or any of the Kinross Material Subsidiaries (other than Encumbrances relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in Kinross' audited financial statements).

  (s)
  Books and Records.    The corporate records and minute books of Kinross and the Kinross Material Subsidiaries have been maintained in accordance with all applicable Laws, and the minute books of Kinross and the Kinross Material Subsidiaries as provided to Kinross are complete and accurate in all material respects. The corporate minute books for Kinross and the Kinross Material Subsidiaries contain minutes of all meetings and resolutions of the directors and securityholders held. The financial books and records and accounts of Kinross and the Kinross Material Subsidiaries in all material respects: (a) have been maintained in accordance with good business practices and in accordance with GAAP and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years; (b) are stated in reasonable detail and, in the case of the Kinross Material Subsidiaries, during the period of time when owned by Kinross, accurately and fairly reflect the transactions and dispositions of assets of Kinross and the Kinross Material Subsidiaries; and (c) in the case of the Kinross Material Subsidiaries, during the period of time when owned by Kinross, accurately and fairly reflect the basis for Kinross' consolidated financial statements.

  (t)
  Insurance.

  (i)
  Kinross has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither Kinross nor any of the Kinross Material Subsidiaries has failed to make a claim thereunder on a timely basis.

  (ii)
  Each of such policies and other forms of insurance is in full force and effect on the date hereof and Kinross will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. No written (or to the knowledge of Kinross other) notice of cancellation or termination has been received by Kinross or any Kinross Material Subsidiary with respect to any such policy.

  (u)
  Non-Arm's Length Transactions.    Except for employment or employment compensation agreements entered into in the ordinary course of business or as disclosed in Schedule 4.1(u) of the Kinross Disclosure Letter, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Kinross or any of the Kinross Material Subsidiaries) between Kinross or any of the Kinross Material Subsidiaries on the one hand, and any (i) officer or director of Kinross or any of the Kinross Material Subsidiaries, (ii) any holder of record or, to the knowledge of Kinross, beneficial owner of five percent or more of the voting securities of Kinross, or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

  (v)
  Benefit Plans.    Each Kinross Benefit Plan has been operated in accordance with its terms and any contributions required to be made under each Kinross Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each Kinross Benefit Plan have been properly accrued and reflected in the audited consolidated financial statements for Kinross as at and for the fiscal year ended on December 31, 2009, including the notes thereto and the report by Kinross' auditors thereon.

  (w)
  Environmental.    Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Kinross Material Adverse Effect or as disclosed to Red Back:

  (i)
  all facilities and operations of Kinross and the Kinross Material Subsidiaries have been conducted, and are now, in compliance with all Environmental Laws;

  (ii)
  Kinross and the Kinross Material Subsidiaries are in possession of, and in compliance with, all Environmental Permits that are required to own, lease and operate the Property and Mineral Rights and to conduct their respective business as they are now being conducted;

  (iii)
  no environmental, reclamation or closure obligation, demand, notice, work order or other liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Kinross and the Kinross Material Subsidiaries and, to the knowledge of Kinross, there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

    (iv)
    neither Kinross nor any of the Kinross Material Subsidiaries is subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;

    (v)
    to the knowledge of Kinross, there are no changes in the status, terms or conditions of any Environmental Permits held by Kinross or any of the Kinross Material Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Entity of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Kinross or any of the Kinross Material Subsidiaries following the Effective Date;

    (vi)
    Kinross and the Kinross Material Subsidiaries have made available to Red Back all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters; and

    (vii)
    to the knowledge of Kinross, Kinross and the Kinross Material Subsidiaries are not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in liability under any Environmental Laws that would individually or in the aggregate, constitute a Kinross Material Adverse Effect.

  (x)
  Restrictions on Business Activities.    There is no agreement, judgement, injunction, order or decree binding upon Kinross or any Kinross Material Subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Kinross or any Kinross Material Subsidiary, any acquisition of property by Kinross or any Kinross Material Subsidiary or the conduct of business by Kinross or any Kinross Material Subsidiary as currently conducted (including following the transaction contemplated by this Agreement) other than such agreements, judgements, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Kinross Material Adverse Effect.

  (y)
  Material Contracts.    Kinross and the Kinross Material Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under any material contracts to which any of them is a party. Neither Kinross nor any of the Kinross Material Subsidiaries is in breach or default under any material contract to which it is a party or bound, nor does Kinross have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Kinross Material Adverse Effect. Neither Kinross nor any Kinross Material Subsidiary of Kinross knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Kinross, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such material contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Kinross Material Adverse Effect. Prior to the date hereof, Kinross has made available to Red Back true and complete copies of all of the material contracts of Kinross. All material contracts are legal, valid, binding and in full force and effect and are enforceable by Kinross (or a Kinross Material Subsidiary, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity) and are the product of fair and arms' length negotiations between the parties thereto.

  (z)
  Relationships with Customers, Suppliers, Distributors and Sales Representatives.    Kinross has not received any written (or to the knowledge of Kinross other) notice that any customer, supplier, distributor or sales representative intends to cancel, terminate or otherwise modify or not renew its relationship with Kinross or any Kinross Material Subsidiary, and, to the knowledge of Kinross, no such action has been threatened, which, in either case, individually or in the aggregate, would reasonably be expected to have a Kinross Material Adverse Effect.

  (aa)
  Brokers.    Except for the fee to be paid to BMO Nesbitt Burns Inc., GMP Securities LP and Rothschild Inc. pursuant to their respective engagement letters with Kinross, none of Kinross, any of the Kinross Material Subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement. Kinross has also retained Morgan Stanley Canada Limited on a fixed-fee basis to provide a fairness opinion to the Kinross Board in connection with the Arrangement.

  (bb)
  Reporting Issuer Status.    As of the date hereof, Kinross is a reporting issuer not in default (or the equivalent) under the Securities Laws of each of the Provinces of Canada.

  (cc)
  Stock Exchange Compliance.    Kinross is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and the NYSE.

  (dd)
  No Expropriation.    No property or asset of Kinross or the Kinross Material Subsidiaries (including any Kinross Property or Kinross Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Kinross, is there any intent or proposal to give any such notice or to commence any such proceeding.

  (ee)
  Corrupt Practices Legislation.    Neither Kinross, its Subsidiaries and affiliates, nor any of their respective officers, directors or employees acting on behalf of Kinross or any of its Subsidiaries or affiliates has taken, committed to take or been alleged to have taken any action which would cause Kinross or any of its Subsidiaries or affiliates to be in violation of the United States' Foreign Corrupt Practices Act (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Law of similar effect of another jurisdiction, and to the knowledge of Kinross, no such action has been taken by any of its agents, representatives or other Persons acting on behalf of Kinross or any of its Subsidiaries or affiliates.

  (ff)
  Investment Canada Act.    Kinross is not a non-Canadian within the meaning of the Investment Canada Act.

4.2     Survival of Representations and Warranties

          The representations and warranties of Kinross contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5

COVENANTS

5.1     Covenants of Red Back Regarding the Conduct of Business

          Red Back covenants and agrees that prior to the Effective Date, unless Kinross shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement:

  (a)
  Red Back shall, and shall cause each of its Subsidiaries to, conduct its and their respective businesses only in, not take any action except in, and maintain their respective facilities, in the ordinary course of business consistent with past practice and to use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact Red Back, its Property and Mineral Rights, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships consistent with past practice with suppliers, distributors, employees, Governmental Entities and others having business relationships with them, provided that, Kinross shall not unreasonably withhold its consent for the disposition or transfer of a non-material Property;

  (b)
  without limiting the generality of Subsection 5.1(a), Red Back shall not, directly or indirectly, and shall cause each of its Subsidiaries not to:

  (i)
  issue, sell, grant, award, pledge, dispose of, encumber or agree to issue, sell, grant, award, pledge, dispose of or encumber any Red Back Shares, any Red Back Options or any warrants, calls, conversion privileges or rights of any kind to acquire any Red Back Shares or other securities or any shares of its Subsidiaries (including, for greater certainty, Red Back Options, Red Back DSUs or Red Back SARs), other than pursuant to the exercise of existing Red Back Options;

  (ii)
  except as provided for in the Budget and for sales of minerals in the ordinary course of business, sell, pledge, lease, dispose of, mortgage, licence, encumber or agree to sell, pledge, dispose of, mortgage, licence, encumber or otherwise transfer any assets of Red Back or any of its Subsidiaries or any interest in any assets of Red Back and its Subsidiaries having a value greater than $10,000,000 in the aggregate;

  (iii)
  amend or propose to amend the articles, by-laws or other constating documents or the terms of any securities of Red Back or any of its Subsidiaries;

  (iv)
  split, combine or reclassify any outstanding Red Back Shares or the securities of any of its Subsidiaries;

  (v)
  redeem, purchase or offer to purchase any Red Back Shares or other securities of Red Back or any shares or other securities of its Subsidiaries;

  (vi)
  declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Red Back Shares except, in the case of any of Red Back's wholly-owned Subsidiaries, for dividends payable to Red Back;

  (vii)
  reorganize, amalgamate or merge Red Back or any of its Subsidiaries with any other Person;

  (viii)
  reduce the stated capital of the shares of Red Back or of any of its Subsidiaries;

  (ix)
  except as provided for in the Budget and other than cash management investments made in accordance with Red Back's existing cash management policies and practices, acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any Person, or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person that has a value greater than $10,000,000 in the aggregate;

  (x)
  except in the ordinary course of business consistent with past practice, incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, except for the borrowing of working capital in the ordinary course of business and consistent with past practice, or guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person or make any loans or advances;

  (xi)
  adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Red Back or any of its Subsidiaries;

  (xii)
  pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Red Back's financial statements or incurred in the ordinary course of business consistent with past practice;

  (xiii)
  authorize, recommend or propose any release or relinquishment of any contractual right, except in the ordinary course of business consistent with past practice;

  (xiv)
  waive, release, grant, transfer, exercise, modify or amend in any material respect, other than in the ordinary course of the business consistent with past practice, (i) any existing contractual rights in respect of any Mineral Rights or Properties, (ii) any material Authorization, lease, concession, contract or other document, or (iii) any other material legal rights or claims;

    (xv)
    waive, release, grant or transfer any rights of value or modify or change in any material respect any existing licence, lease, contract or other document, other than in the ordinary course of business consistent with past practice;

    (xvi)
    take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits necessary to conduct its businesses as now conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities;

    (xvii)
    incur business expenses other than in the ordinary course and consistent with past practice;

    (xviii)
    take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Red Back to consummate the Arrangement or the other transactions contemplated by this Agreement, other than in connection with a Pre-Acquisition Reorganization;

    (xix)
    increase the benefits payable or to become payable to its directors or officers (whether from Red Back or any of its Subsidiaries), enter into or modify any employment, severance, or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officer of Red Back or member of the Red Back Board other than pursuant to agreements already entered into which agreements are disclosed in Red Back Public Documents publicly available on SEDAR (for purposes of this Section 5.1(b)(xix), increases made in the ordinary course of business prior to the date of this Agreement in accordance with agreements already disclosed in Red Back Public Documents, but which increases have not yet been publicly disclosed, shall be deemed to be included in such Red Back Public Documents); or

    (xx)
    in the case of employees who are not officers of Red Back or members of the Red Back Board, take any action other than in the ordinary course of business and consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any bonuses, salary increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date hereof;

  (c)
  Red Back shall not, and shall cause each of its Subsidiaries not to, establish, adopt, enter into, amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any bonus, profit sharing, thrift, incentive, compensation, stock option, restricted stock, pension, retirement, deferred compensation, savings, welfare, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers, current or former employees of Red Back or its Subsidiaries;

  (d)
  Red Back shall use all reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

  (e)
  Red Back shall use its commercially reasonable best efforts to maintain and preserve all of its rights under each of its Mineral Rights and Properties and under each of its Authorizations;

  (f)
  Red Back shall:

  (i)
  not take any action, or permit any of its Subsidiaries to take any action, which would render, or which reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

  (ii)
  provide Kinross with prompt written notice of: (A) any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, share or debt ownership, results of operations, cash flows, properties (including the Property and Mineral Rights), articles, by-laws, licenses, permits (including Authorizations), rights, or privileges, whether contractual or otherwise, or liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), of Red Back or any of its Subsidiaries which, when considered either individually or in the aggregate, has resulted in or would reasonably be expected to result in a Red Back Material Adverse Effect; (B) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (x) cause any of the representations of Red Back contained herein to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Red Back Material Adverse Effect qualification already contained within such representation or warranty) in any material respect; or (y) result in the failure in any material respect of Red Back to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time;

  (iii)
  not enter into or renew any agreement, contract, lease, licence or other binding obligation of Red Back or its Subsidiaries (A) containing (1) any limitation or restriction on the ability of Red Back or its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Kinross or its Subsidiaries, to engage in any type of activity or business, (2) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Red Back or its Subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of Kinross or its Subsidiaries, is or would be conducted, or (3) any limit or restriction on the ability of Red Back or its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Kinross or its Subsidiaries, to solicit customers or employees, or (B) that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement;

  (iv)
  except as provided for in the Budget, not enter into or renew any agreement, contract, lease, licence or other binding obligation of Red Back or its Subsidiaries that is not terminable within 30 days of the Effective Date without payment by Kinross or its Subsidiaries that involves or would reasonably be expected to involve payments in excess of $10,000,000 in the aggregate over the term of the contract; and

  (v)
  except as may be set forth in the Budget, not incur any capital expenditures or enter into any agreement obligating Red Back or its Subsidiaries to provide for future capital expenditures involving payments in excess of $10,000,000 in the aggregate;

  (g)
  Red Back and each of its Subsidiaries shall:

  (i)
  duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all respects;

  (ii)
  timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable;

  (iii)
  not make or rescind any material express or deemed election relating to Taxes;

    (iv)
    not make a request for a Tax ruling or enter into any agreement with any taxing authorities or consent to any extension or waiver of any limitation period with respect to Taxes;

    (v)
    not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and

    (vi)
    not amend any Tax Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income Tax Return for the tax year ended December 31, 2008, except as may be required by applicable Laws;

  (h)
  Red Back shall not initiate any material discussions, negotiations or filings with any Governmental Entity regarding any matter (including with respect to the Arrangement or the transactions contemplated by this Agreement or regarding the status of the Property or the Mineral Rights) without the prior consent of Kinross, such consent not to be unreasonably withheld, and further agrees to provide Kinross with immediate notice of any material communication (whether oral or written) from a Governmental Entity, including a copy of any written communication; and

  (i)
  Red Back shall not authorize or propose, or enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other Subsections of this Section 5.1.

5.2     Covenants of Red Back Relating to the Arrangement

          Red Back shall and shall cause its Subsidiaries to perform all obligations required to be performed by Red Back or any of its Subsidiaries under this Agreement, co-operate with Kinross in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing or the obligations in Section 2.5 of this Agreement, Red Back shall and, where applicable, shall cause its Subsidiaries to:

  (a)
  use its commercially reasonable efforts to obtain and assist Kinross in obtaining all required Regulatory Approvals. Red Back shall, within 7 business days following the execution of this Agreement, inform Kinross whether any Foreign Antitrust Filings are required in respect of the transactions contemplated by this Agreement. Provided that Kinross, acting reasonably, has agreed that such Foreign Antitrust Filings are required to be made to consummate the transactions contemplated by this Agreement, Red Back shall file as soon as reasonably practicable to a Governmental Entity any notices, applications, submissions or other documents or information required in the event that the transactions contemplated by this Agreement are subject to any Foreign Antitrust Filings, as determined by Red Back in accordance with this Section (and which Foreign Antitrust Filing Kinross, acting reasonably, has agreed is required to be made to consummate the transactions contemplated by this Agreement). Without limiting the generality of the foregoing, Red Back shall promptly provide such information and assistance as may be reasonably requested by Kinross to assist in preparing the letter and submission to the Commissioner referred to in 5.4, and shall use its commercially reasonable efforts to satisfy, as soon as reasonably possible, any requests for information and documentation received from the Commissioner in respect of the Competition Act Approval or by any other Governmental Entity in respect of a Foreign Antitrust Clearance. Red Back will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested by Kinross in connection with Section 5.4, including providing Kinross with copies in advance and reasonable opportunity to comment on all notices, submissions, filings and information supplied to or filed with the Commissioner or with any other Governmental Entity in respect of a Foreign Antitrust Clearance (except for notices and information which Red Back, acting reasonably, considers highly confidential and competitively sensitive, which then shall be provided on an outside counsel only basis to external counsel for Kinross), and all notices and correspondence received from the Commissioner or Governmental Entity. Red Back shall not attend any meetings, whether in person or by telephone, with the Commissioner or any

    Governmental Entity in connection with the transactions contemplated by this Agreement, unless it provides Kinross with a reasonable opportunity to attend such meetings;

  (b)
  use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the material contracts, and all Key Third Party Consents;

  (c)
  defend all lawsuits or other legal, regulatory or other proceedings against Red Back challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

  (d)
  provide such assistance as may be reasonably requested by Kinross for the purposes of completing the Kinross Meeting;

  (e)
  subject to applicable Law, make available and cause to be made available to Kinross, and the agents and advisors thereto, information reasonably requested by Kinross for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Kinross and Red Back following completion of the Arrangement and confirming the representations and warranties of Red Back set out in Section 3.1 of this Agreement;

  (f)
  use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order;

  (g)
  use commercially reasonable best efforts to cause the shareholders of Tasiast Mauritanie Limited S.A. ("TMLSA") (other than Red Back Mining B.V.) to deliver to Kinross, on the Effective Date, share certificates representing shares of TMLSA not already owned by Red Back Mining B.V. together with a duly endorsed stock transfer power in blank or such other documents, certificates and instruments as Kinross may consider necessary or desirable, acting reasonably, to effectively transfer and assign such shares to a Person designated by Kinross, with a good title, free and clear of all Encumbrances; and

  (h)
  use commercially reasonable efforts to cause Red Back's internal and external geologists and qualified persons to (i) prepare and deliver an updated NI 43-101-compliant technical report in respect of the Tasiast Property, which report shall be addressed to each of Red Back and Kinross, and (ii) to provide such consents and certificates as may be required by NI 43-101 to file such technical reports by each of Red Back and Kinross in connection with the filing of the Red Back Circular and the Kinross Circular, respectively.

5.3     Covenants of Kinross Regarding the Conduct of Business

          Kinross covenants and agrees that prior to the Effective Date, unless Red Back shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement, Kinross shall not, directly or indirectly, and shall cause each of its Subsidiaries not to, enter into, directly or indirectly, an investment in or acquisition of, whether individually or with any other Person, any asset or group of assets or an interest in any asset or group of assets that has a value greater than $500,000,000 individually or in the aggregate, provided that all such investments or acquisitions that have been publicly disclosed by Kinross prior to the date of this Agreement shall not be subject to the terms of this Section 5.3.

5.4     Covenants of Kinross Relating to the Arrangement

          Kinross shall, and shall cause the Kinross Subsidiaries to, perform all obligations required to be performed by Kinross or any Kinross Subsidiary under this Agreement, co-operate with Red Back in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing or the obligations in Section 2.5 of this Agreement, Kinross shall and where appropriate shall cause each Kinross Subsidiary to:

  (a)
  use its commercially reasonable efforts to obtain and assist Red Back in obtaining all required Regulatory Approvals and provide Red Back with any information Red Back may require in order to identify any applicable Foreign Antitrust Filings. Without limiting the generality of the foregoing,

    Kinross shall file as soon as practicable and in any event within 7 business days following the execution of this Agreement, a letter and supporting competition submission to the Commissioner requesting that she issue to Kinross an ARC or, in the alternative, a No-Action Letter. If Kinross has agreed that a Foreign Antitrust Filings identified by Red Back in Section 5.2 is required to consummate the transactions contemplated by this Agreement, Kinross shall file as soon as reasonably practicable to a Governmental Entity any notice, applications, submissions or other documents or information required in respect of such Foreign Antitrust Filings. Kinross shall use its commercially reasonable efforts to satisfy, as soon as reasonably possible, all requests for additional information and documentation received from the Commissioner in respect of the Competition Act Approval or any Governmental Entity in respect of a Foreign Antitrust Clearance. Kinross will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested by Red Back in connection with Section 5.2, including providing Red Back with copies in advance and reasonable opportunity to comment on all notices, submissions, filings and information supplied to or filed with the Commissioner or with any other Governmental Entity in respect of a Foreign Antitrust Clearance (except for notices and information which Kinross, acting reasonably, considers highly confidential and competitively sensitive, which then shall be provided on an outside counsel only basis to external counsel for Red Back), and all notices and correspondence received from the Commissioner or a Governmental Entity. Kinross shall not attend any meetings in person with the Commissioner or any Governmental Entity in connection with the transactions contemplated by this Agreement unless it provides Red Back with a reasonable opportunity to attend such meetings. Kinross shall be responsible for all filing fees that must be submitted to a Governmental Entity in connection with the Competition Act Approval and any applicable Foreign Antitrust Clearance;

  (b)
  defend all lawsuits or other legal, regulatory or other proceedings against Kinross challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

  (c)
  apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX and NYSE of the Consideration Shares, Warrant Shares and Option Shares and the Warrants, subject only to satisfaction by Kinross of customary listing conditions of the TSX and NYSE;

  (d)
  subject to applicable Law, make available and cause to be made available to Red Back, and its agents and advisors, information reasonably requested by Red Back for the purposes of confirming the representations and warranties of Kinross set out in Section 4.1 of this Agreement;

  (e)
  use commercially reasonable efforts to satisfy all conditions precedent in this Agreement;

  (f)
  make joint elections with Eligible Holders in respect of the disposition of their Red Back Shares pursuant to Section 85 of the Tax Act (or any similar provision of any provincial tax legislation) in accordance with the procedures and within the time limits set out in the Plan of Arrangement. The agreed amount under such joint elections shall be determined by each Eligible Holder in his or her sole discretion within the limits set out in the Tax Act;

  (g)
  in accordance with the terms of the Plan of Arrangement, at the Effective Time, subject to compliance with the U.S. Securities Act, to the extent applicable, each Red Back Option which is outstanding and has not been duly exercised prior to the Effective Time, shall be exchanged for a fully-vested option (each, a "Replacement Option") to purchase from Kinross the number of Kinross Shares (rounded down to the nearest whole share) equal to: (i) the Option Exchange Ratio multiplied by (ii) the number of Red Back Shares subject to such Red Back Option immediately prior to the Effective Time. Such Replacement Option shall provide for an exercise price per Kinross Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Red Back Share otherwise purchasable pursuant to such Replacement Option; divided by (y) the Option Exchange Ratio. It is agreed that all terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Red Back Option for which it was exchanged, and shall be governed by the terms of a Red Back Option Plan; and

  (h)
  vote all Red Back Shares held by it on the record date for the Red Back Meeting in favour of the Arrangement Resolution.

5.5     Kinross Meeting

          Subject to the terms of this Agreement:

  (a)
  Kinross agrees to convene and conduct the Kinross Meeting in accordance with Kinross' articles of incorporation, by-laws and applicable Law as soon as reasonably practicable, and in any event on or before October 15, 2010. Red Back and Kinross agree to use their commercially reasonably efforts to schedule the Red Back Meeting and Kinross Meeting on the same day.

  (b)
  Except as required for quorum purposes or otherwise permitted under this Agreement, Kinross shall not adjourn (except as required by Law or by valid Kinross Shareholder action), postpone or cancel (or propose or permit the adjournment (except as required by Law or by valid Kinross Shareholder action), postponement or cancellation of) the Kinross Meeting without Red Back's prior consent.

  (c)
  Kinross will advise Red Back as Red Back may reasonably request, and at least on a daily basis on each of the last ten (10) business days prior to the date of the Kinross Meeting, as to the aggregate tally of the proxies received by Kinross in respect of the Kinross Shareholder Approval resolution.

5.6     Kinross Circular

  (a)
  As promptly as reasonably practicable following execution of this Agreement with a targeted date on or before August 17, 2010, and in any event prior to the close of business on the Mailing Deadline, Kinross shall (i) prepare the Kinross Circular together with any other documents required by applicable Laws, (ii) file the Kinross Circular in all jurisdictions where the same is required to be filed, and (iii) mail the Kinross Circular as required in accordance with all applicable Laws. On the date of mailing thereof, the Kinross Circular shall comply in all material respects with all applicable Laws and shall contain sufficient detail to permit the Kinross Shareholders to form a reasoned judgement concerning the matters to be placed before them at the Kinross Meeting.

  (b)
  Kinross shall ensure that the Kinross Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Kinross Circular will not contain any misrepresentation (except that Kinross shall not be responsible for any information relating to Red Back and its affiliates, including the Red Back Shares).

  (c)
  Subject to Section 7.2, Kinross shall (i) solicit proxies in favour of the Kinross Shareholder Approval resolution, and against any resolution submitted by any other Kinross Shareholder, and take all other actions that are reasonably necessary or desirable to seek the Kinross Shareholder Approval, (ii) recommend to holders of Kinross Shares that they vote in favour of the Kinross Shareholder Approval resolution, and (iii) not make a Kinross Change in Recommendation.

  (d)
  Red Back shall provide to Kinross all information regarding Red Back, its affiliates and the Red Back Shares as required by applicable Laws for inclusion in the Kinross Circular or in any amendments or supplements to such Kinross Circular. Red Back shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Kinross Circular and to the identification in the Kinross Circular of each such advisor. Red Back shall ensure that no such information will include any misrepresentation concerning Red Back, its Subsidiaries and the Red Back Shares.

  (e)
  Red Back and its legal counsel shall be given a reasonable opportunity to review and comment on the Kinross Circular prior to the Kinross Circular being printed and filed with the Governmental Entities, and reasonable consideration shall be given to any comments made by Red Back and its counsel, provided that all information relating solely to Red Back, its affiliates and the Red Back Shares included in the Kinross Circular shall be in form and content satisfactory to Red Back, acting reasonably. Kinross shall provide Red Back with final copies of the Kinross Circular prior to the mailing to the Kinross Shareholders.

  (f)
  Red Back and Kinross shall each promptly notify each other if at any time before the Effective Date either becomes aware that the Kinross Circular contains a misrepresentation, or that otherwise requires an amendment or supplement to the Kinross Circular and the Parties shall co-operate in the preparation of any amendment or supplement to the Kinross Circular as required or appropriate, and Kinross shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Kinross Circular to Kinross Shareholders and, if required by the Court or applicable Laws, file the same with the Governmental Entities and as otherwise required.

5.7     Pre-Acquisition Reorganization

  (a)
  Red Back agrees that, upon request by Kinross, Red Back shall, and shall cause each of its Subsidiaries to, (i) effect such reorganizations of Red Back's or its Subsidiaries' business, operations and assets or such other transactions as Kinross may request, acting reasonably (each a "Pre-Acquisition Reorganization") and (ii) co-operate with Kinross and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that the Pre-Acquisition Reorganizations are not, in the opinion of Red Back, acting reasonably prejudicial to Red Back or the Red Back Shareholders in any material respect. Kinross shall provide written notice to Red Back of any proposed Pre-Acquisition Reorganization at least ten (10) business days prior to the Effective Time. Upon receipt of such notice, Kinross and Red Back shall work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. If Kinross does not acquire all of the Red Back Shares not already owned by it, Kinross shall (i) reimburse Red Back for all reasonable costs and expenses, including reasonable legal fees and disbursements, incurred in connection with any proposed Pre-Acquisition Reorganization; and (ii) indemnify Red Back for any adverse consequences resulting from any Pre-Acquisition Reorganization.

  (b)
  Without limiting the generality of the foregoing, Red Back acknowledges that Kinross may enter into transactions (the "bump transactions") designed to step up the tax basis in certain capital property of Red Back for purposes of the Tax Act and agrees to (x) co-operate with Kinross in order to facilitate the bump transactions or other reorganizations or transactions which Kinross determines would be advisable to enhance the tax efficiency of the combined corporate group, and (y) to provide such information on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of the bump transactions or any such other reorganizations or transactions as is reasonably requested by Kinross.

ARTICLE 6

CONDITIONS

6.1     Mutual Conditions Precedent

          The obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of the Parties:

  (a)
  the Arrangement Resolution shall have been approved and adopted by the Red Back Shareholders at the Red Back Meeting in accordance with the Interim Order;

  (b)
  the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Red Back and Kinross, acting reasonably, on appeal or otherwise;

  (c)
  Kinross Shareholder Approval shall have been obtained;

  (d)
  no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

  (e)
  the Kinross Shares and Warrants to be issued pursuant to the Arrangement shall either be (i) exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof; or (ii) be registered pursuant to an effective registration statement under the U.S. Securities Act; provided, however, that Red Back shall not be entitled to the benefit of the condition in this Section 6.1(e), and shall be deemed to have waived such condition, in the event that Red Back fails to advise the Court prior to the hearing in respect of the Final Order that Kinross intends to rely on the exemption from registration afforded by Section 3(a)(10) of the U.S. Securities Act based on the Court's approval of the Arrangement;

  (f)
  Competition Act Approval and, if applicable, any Foreign Antitrust Clearance shall have been obtained; and

  (g)
  this Agreement shall not have been terminated.

6.2     Additional Conditions Precedent to the Obligations of Kinross

          The obligation of Kinross to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Kinross and may be waived by Kinross):

  (a)
  all covenants of Red Back under this Agreement to be performed on or before the Effective Time which have not been waived by Kinross shall have been duly performed by Red Back in all material respects and Kinross shall have received a certificate of Red Back addressed to Kinross and dated the Effective Date, signed on behalf of Red Back by two senior executive officers of Red Back (on Red Back's behalf and without personal liability), confirming the same as at the Effective Time;

  (b)
  the representations and warranties of Red Back set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Red Back Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Red Back Material Adverse Effect, provided that the representations and warranties of Red Back set forth in Sections 3.1(m) and 3.1(ff) shall be true and correct in all material respects as of the Effective Time, and Kinross shall have received a certificate of Red Back addressed to Kinross and dated the Effective Date, signed on behalf of Red Back by two senior executive officers of Red Back (on Red Back's behalf and without personal liability), confirming the same as at the Effective Time;

  (c)
  there shall not be pending or threatened in writing any suit, action or proceeding by any Governmental Entity or any other Person that is reasonably likely to result in a:

  (i)
  prohibition or restriction on the acquisition by Kinross of any Red Back Shares, restriction or prohibition of the consummation of the Arrangement or a Person obtaining from Red Back or Kinross any material damages directly or indirectly in connection with the Arrangement;

  (ii)
  prohibition or material limit on the ownership by Kinross of Red Back or any material portion of its business; or

  (iii)
  imposition of limitations on the ability of Kinross to acquire or hold, or exercise full rights of ownership of, any Red Back Shares, including the right to vote the Red Back Shares to be acquired by it on all matters properly presented to the Red Back Shareholders;

  (d)
  no material change in the government or governing regime (either the executive or legislative branch) shall have taken place in any jurisdiction in which Red Back has any material operations;

  (e)
  there shall not have occurred a Red Back Material Adverse Effect that has not been publicly disclosed by Red Back prior to the date hereof or disclosed to Kinross in writing prior to the date hereof, and since the date of this Arrangement Agreement, there shall not have occurred a Red Back Material Adverse Effect, and Kinross shall have received a certificate signed on behalf of Red Back by the chief executive officer and the chief financial officer of Red Back (on Red Back's behalf and without personal liability) to such effect;

  (f)
  the Key Third Party Consents shall have been obtained;

  (g)
  each of the Key Voting Agreements shall be in full force and effect and there shall not have occurred any material non-fulfilment or breach of any covenant or agreement, or any material misrepresentation or any incorrectness in or any breach of any representation or warranty, contained in a Voting Agreement on the part of a Locked-up Shareholder; and

  (h)
  holders of no more than 5% of the Red Back Shares shall have exercised Dissent Rights.

        The foregoing conditions will be for the sole benefit of Kinross and may be waived by it in whole or in part at any time.

6.3     Additional Conditions Precedent to the Obligations of Red Back

          The obligation of Red Back to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Red Back and may be waived by Red Back):

  (a)
  all covenants of Kinross under this Agreement to be performed on or before the Effective Time which have not been waived by Red Back shall have been duly performed by Kinross in all material respects and Red Back shall have received a certificate of Kinross, addressed to Red Back and dated the Effective Date, signed on behalf of Kinross by two of its senior executive officers (on Kinross' behalf and without personal liability), confirming the same as of the Effective Date;

  (b)
  the representations and warranties of Kinross set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Kinross Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect, provided that the representations and warranties of Kinross set forth Section 4.1(ee) shall be true and correct in all material respects as of the Effective Time, and Red Back shall have received a certificate signed on behalf of Kinross by two senior executive officers of Kinross (on Kinross' behalf and without personal liability) to this effect;

  (c)
  Kinross shall have complied with its obligations under Section 2.9 and the Depositary shall have confirmed receipt of the Consideration and funds contemplated thereby;

  (d)
  there shall not have occurred a Kinross Material Adverse Effect that has not been publicly disclosed by Kinross prior to the date hereof or disclosed to Red Back in writing prior to the date hereof, and since the date of this Arrangement Agreement, there shall not have occurred a Kinross Material Adverse Effect and Red Back shall have received a certificate signed on behalf of Kinross by the chief executive officer and chief financial officer of Kinross (on Kinross' behalf and without personal liability) to such effect;

  (e)
  Kinross shall have delivered evidence to Red Back, acting reasonably, of the approval of the listing and posting for trading on the TSX and NYSE of the Consideration Shares, Warrant Shares and Option Shares and of the approval and posting for trading on the TSX of the Warrants, subject only in each case to the satisfaction of the customary listing conditions of the TSX or NYSE, as the case may be; and

  (f)
  the distribution of the Consideration Shares and the Warrants shall be exempt from the prospectus requirements of Canadian securities laws and shall either be (i) exempt from the registration requirements of the U.S. Securities Act, or (ii) registered pursuant to an effective registration statement under the U.S. Securities Act; and: (x) there shall be no resale restrictions on the Consideration Shares and the Warrants under Securities Laws in Canada, except in respect of those holders who are subject to restrictions on resale as a result of being a "control person" under Securities Laws in Canada; and (y) the Consideration Shares and the Warrants shall not be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act.

        The foregoing conditions will be for the sole benefit of Red Back and may be waived by it in whole or in part at any time.

6.4     Satisfaction of Conditions

          The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director following filing of the Articles of Arrangement with the consent of the Parties in accordance with the terms of this Agreement.

ARTICLE 7

ADDITIONAL AGREEMENTS

7.1     Red Back Non-Solicitation

  (a)
  On and after the date of this Agreement, except as otherwise provided in this Agreement, Red Back and its Subsidiaries shall not, directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise:

  (i)
  make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any other Person (including any of its officers or employees) relating to any Acquisition Proposal for Red Back, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing;

  (ii)
  engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to make or complete any Acquisition Proposal for Red Back, provided that, for greater certainty, Red Back may advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Red Back Board has so determined;

  (iii)
  withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Kinross, the approval or recommendation of the Red Back Board or any committee thereof of this Agreement or the Arrangement;

  (iv)
  approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal for Red Back (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal in respect of which a confidentiality agreement has been executed in accordance with Section 7.1(d) shall not be considered a violation of this Subsection 7.1(a)(iv)); or

  (v)
  accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal,

    provided, however, that nothing contained in this Subsection 7.1(a) or any other provision of this Agreement shall prevent the Red Back Board from, and the Red Back Board shall be permitted to engage in discussions or negotiations with, or respond to enquiries from any Person that has made a bona fide unsolicited written Acquisition Proposal that the Red Back Board has determined constitutes or could reasonably be expected to result in a Superior Proposal, or provide information pursuant to Subsection 7.1(d) to any Person where the requirements of that Section are met;

  (b)
  Red Back shall immediately cease and cause to be terminated any existing discussions or negotiations with any Person (other than Kinross) with respect to any potential Acquisition Proposal and, in connection therewith, Red Back will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request the return or destruction of all confidential information provided in connection therewith to the extent such information has not already been returned or destroyed. Red Back agrees not to release any third party from any confidentiality, non-solicitation or standstill agreement to which such third party is a party, or terminate, modify, amend or waive the terms thereof and Red Back undertakes to enforce, or cause its Subsidiaries to enforce, all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its Subsidiaries have entered into prior to the date hereof or enter into after the date hereof.

  (c)
  From and after the date of this Agreement, Red Back shall immediately provide notice to Kinross of any unsolicited bona fide Acquisition Proposal or any proposal, inquiry or offer that could lead to an Acquisition Proposal or any amendments to the foregoing or any request for non-public information relating to Red Back or any of its Subsidiaries in connection with such an Acquisition Proposal or for access to the properties, books or records of Red Back or any Subsidiary by any Person that informs Red Back, any member of the Red Back Board or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Kinross shall be made, from time to time, first immediately orally and then promptly (and in any event within 24 hours) in writing and shall indicate the identity of the Person making such proposal, inquiry or contact, all material terms thereof and such other details of the proposal, inquiry or contact known to Red Back, and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing. Red Back shall keep Kinross promptly and fully informed of the status, including any change to the material terms, of any such Acquisition Proposal, offer, inquiry or request and will respond promptly to all inquiries by Kinross with respect thereto.

  (d)
  If the Red Back Board receives a request for material non-public information from a Person who proposes to Red Back an unsolicited bona fide written Acquisition Proposal and (x) the Red Back Board determines that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal; and (y) in the opinion of the Red Back Board, acting in good faith and on advice from their outside legal advisors, the failure to provide such party with access to information regarding Red Back and its Subsidiaries would be inconsistent with the fiduciary duties of the Red Back Board, then, and only in such case, Red Back may provide such Person with access to information regarding Red Back and its Subsidiaries, subject to the execution of a confidentiality and standstill agreement which is customary in such situations and which, in any event and taken as a whole, is no less favourable to Red Back than the Red Back Confidentiality Agreement; provided that Red Back sends a copy of any such confidentiality and standstill agreement to Kinross promptly upon its execution and Kinross is provided with a list of, and, at the request of Kinross, copies of, the information provided to such Person and immediately provided with access to similar information to which such Person was provided.

  (e)
  Red Back agrees that it will not accept, approve or enter into any agreement (a "Proposed Agreement"), other than a confidentiality agreement as contemplated by Subsection 7.1(d), with any Person providing for or to facilitate any Acquisition Proposal unless:

  (i)
  the Red Back Board determines that the Acquisition Proposal constitutes a Superior Proposal;

  (ii)
  the Red Back Meeting has not occurred;

  (iii)
  Red Back has complied with Subsections 7.1(a) through 7.1(d) inclusive;

  (iv)
  Red Back has provided Kinross with a notice in writing that there is a Superior Proposal together with all documentation related to and detailing the Superior Proposal, including a copy of any Proposed Agreement relating to such Superior Proposal, and a written notice from the Red Back Board regarding the value in financial terms that the Red Back Board has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under the Superior Proposal, such documents to be so provided to Kinross not less than five business days prior to the proposed acceptance, approval, recommendation or execution of the Proposed Agreement by Red Back.

    (v)
    Five business days shall have elapsed from the date Kinross received the notice and documentation referred to in Subsection 7.1(e)(iv) from Red Back and, if Kinross has proposed to amend the terms of the Arrangement in accordance with Subsection 7.1(f), the Red Back Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Arrangement by Kinross;

    (vi)
    Red Back concurrently terminates this Agreement pursuant to Section 8.2(a)(iv)(D); and

    (vii)
    Red Back has previously, or concurrently will have, paid to Kinross the Red Back Termination Fee;

    and Red Back further agrees that it will not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Kinross the approval or recommendation of the Arrangement, nor accept, approve or recommend any Acquisition Proposal unless the requirements of this Section 7.1(e)(i) through 7.1(e)(v) have been satisfied.

  (f)
  Red Back acknowledges and agrees that, during the five business day periods referred to in Subsections 7.1(e)(iv) and 7.1(e)(v) or such longer period as Red Back may approve for such purpose, Kinross shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement and the Arrangement and Red Back shall co-operate with Kinross with respect thereto, including negotiating in good faith with Kinross to enable Kinross to make such adjustments to the terms and conditions of this Agreement and the Arrangement as Red Back deems appropriate and as would enable Red Back to proceed with the Arrangement and any related transactions on such adjusted terms. The Red Back Board will review any proposal by Kinross to amend the terms of the Arrangement in order to determine, in good faith in the exercise of its fiduciary duties and consistent with Subsection 7.1(a), whether Kinross' proposal to amend the Arrangement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Arrangement.

  (g)
  The Red Back Board shall promptly reaffirm its recommendation of the Arrangement by press release after: (x) any Acquisition Proposal which the Red Back Board determines not to be a Superior Proposal is publicly announced or made; or (y) the Red Back Board determines that a proposed amendment to the terms of the Arrangement would result in the Acquisition Proposal which has been publicly announced or made not being a Superior Proposal, and Kinross has so amended the terms of the Arrangement. Kinross and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by Red Back, acting reasonably.

  (h)
  Nothing in this Agreement shall prevent the Red Back Board from responding through a directors' circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal, or from withdrawing, modifying or changing its recommendation as a result of Kinross having suffered a Kinross Material Adverse Effect. Further, nothing in this Agreement shall prevent the Red Back Board from making any disclosure to the securityholders of Red Back if the Red Back Board, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Red Back Board or such disclosure is otherwise required under applicable Law, provided, however, that, notwithstanding the Red Back Board shall be permitted to make such disclosure, the Red Back Board shall not be permitted to make a Red Back

    Change in Recommendation, other than as permitted by Section 7.1(e) or the first sentence of this paragraph. Kinross and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such disclosure, recognizing that whether or not such comments are appropriate will be determined by Red Back, acting reasonably.

  (i)
  Red Back acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 7.1.

  (j)
  Red Back shall ensure that the officers, directors and employees of Red Back and its Subsidiaries and any investment bankers or other advisors or representatives retained by Red Back and/or its Subsidiaries in connection with the transactions contemplated by this Agreement are aware of the provisions of this Section, and Red Back shall be responsible for any breach of this Section 7.1 by such officers, directors, employees, investment bankers, advisors or representatives.

  (k)
  If Red Back provides Kinross with the notice of an Acquisition Proposal contemplated in this Section 7.1 on a date that is less than seven calendar days prior to the Red Back Meeting, if requested by Kinross, Red Back shall adjourn the Red Back Meeting to a date that is not less than seven calendar days and not more than 10 calendar days after the date of such notice, provided, however, that the Red Back Meeting shall not be adjourned or postponed to a date later than the seventh (7) business day prior to the Outside Date.

7.2     Kinross Non-Solicitation

  (a)
  On and after the date of this Agreement, except as otherwise provided in this Agreement, Kinross and its Subsidiaries shall not, directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise:

  (i)
  make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any other Person (including any of its officers or employees) relating to any Acquisition Proposal for Kinross, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing;

  (ii)
  engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to make or complete any Acquisition Proposal for Kinross;

  (iii)
  withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Red Back, the approval or recommendation of the Kinross Board or any committee thereof of this Agreement or the Arrangement;

  (iv)
  approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal involving Kinross (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal in respect of which a confidentiality agreement has been executed in accordance with Section 7.2(d) shall not be considered a violation of this Subsection 7.2(a)(iv)); or

  (v)
  accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal involving Kinross, provided, however, that nothing contained in this Subsection 7.2(a) or any other provision of this Agreement shall prevent the Kinross Board from, and the Kinross Board shall be permitted to engage in discussions or negotiations with, or respond to enquiries from any Person that has made a bona fide unsolicited written Acquisition Proposal that the Kinross board has determined constitutes or could reasonably be expected to result in a Superior Proposal, or provide information pursuant to Subsection 7.2(d) to any Person where the requirements of that Section are met.

  (b)
  Kinross shall immediately cease and cause to be terminated any existing discussions or negotiations with any Person (other than Red Back) with respect to any potential Acquisition Proposal and, in connection therewith, Kinross will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request the return or destruction of all confidential information provided in connection therewith to the extent such information has not already been returned or destroyed. Kinross agrees not to release any third party from any confidentiality, non-solicitation or standstill agreement to which such third party is a party, or terminate, modify, amend or waive the terms thereof and Kinross undertakes to enforce, or cause its Subsidiaries to enforce, all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its Subsidiaries have entered into prior to the date hereof or enter into after the date hereof.

  (c)
  From and after the date of this Agreement, Kinross shall immediately provide notice to Red Back of any unsolicited bona fide Acquisition Proposal or any proposal, inquiry or offer that could lead to an Acquisition Proposal or any amendments to the foregoing or any request for non-public information relating to Kinross or any of its Subsidiaries in connection with such an Acquisition Proposal or for access to the properties, books or records of Kinross or any Subsidiary by any Person that informs Kinross, any member of the Kinross Board or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Red Back shall be made, from time to time, first immediately orally and then promptly (and in any event within 24 hours) in writing and shall indicate the identity of the Person making such proposal, inquiry or contact, all material terms thereof and such other details of the proposal, inquiry or contact known to Kinross, and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing. Kinross shall keep Red Back promptly and fully informed of the status, including any change to the material terms, of any such Acquisition Proposal, offer, inquiry or request and will respond promptly to all inquiries by Kinross with respect thereto.

  (d)
  If the Kinross Board receives a request for material non-public information from a Person who proposes to Kinross an unsolicited bona fide written Acquisition Proposal and (x) the Kinross Board determines that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal; and (y) in the opinion of the Kinross Board, acting in good faith and on advice from their outside legal advisors, the failure to provide such party with access to information regarding Kinross and its Subsidiaries would be inconsistent with the fiduciary duties of the Kinross Board, then, and only in such case, Kinross may provide such Person with access to information regarding Kinross and its Subsidiaries, subject to the execution of a confidentiality and standstill agreement which is customary in such situations and which, in any event and taken as a whole, is no less favourable to Kinross than the Kinross Confidentiality Agreement; provided that Kinross sends a copy of any such confidentiality and standstill agreement to Red Back promptly upon its execution and Red Back is provided with a list of, and, at the request of Red Back, copies of, the information provided to such Person and immediately provided with access to similar information to which such Person was provided.

  (e)
  Kinross agrees that it will not accept, approve or enter into any agreement (a "Proposed Agreement"), other than a confidentiality agreement as contemplated by Subsection 7.2(d), with any Person providing for or to facilitate any Acquisition Proposal unless:

  (i)
  the Kinross Board determines that the Acquisition Proposal constitutes a Superior Proposal;

  (ii)
  the Kinross Meeting has not occurred;

  (iii)
  Kinross has complied with Subsections 7.2(a) through 7.2(d) inclusive;

  (iv)
  Kinross has provided Red Back with a notice in writing that there is a Superior Proposal together with all documentation related to and detailing the Superior Proposal, including a copy of any Proposed Agreement relating to such Superior Proposal, and a written notice from the Kinross Board regarding the value in financial terms that the Kinross Board has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under the Superior Proposal, such documents to be so provided to Red Back not less than five business days prior to the proposed acceptance, approval, recommendation or execution of the Proposed Agreement by Kinross.

    (v)
    Five business days shall have elapsed from the date Red Back received the notice and documentation referred to in Subsection 7.2(e)(iv) from Kinross and, if Red Back has proposed to amend the terms of the Arrangement in accordance with Subsection 7.2(f), the Kinross Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Arrangement by Red Back;

    (vi)
    Kinross concurrently terminates this Agreement pursuant to Section 8.2(a)(iii)(D); and

    (vii)
    Kinross has previously, or concurrently will have, paid to Red Back the Kinross Termination Fee;

    and Kinross further agrees that it will not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Red Back the approval or recommendation of the Arrangement, nor accept, approve or recommend any Acquisition Proposal unless the requirements of this Section 7.2(e)(i) through 7.2(e)(v) have been satisfied.

  (f)
  Kinross acknowledges and agrees that, during the five business day periods referred to in Subsections 7.2(e)(iv) and 7.2(e)(v) or such longer period as Kinross may approve for such purpose, Red Back shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement and the Arrangement and Kinross shall co-operate with Red Back with respect thereto, including negotiating in good faith with Red Back to enable Red Back to make such adjustments to the terms and conditions of this Agreement and the Arrangement as Kinross deems appropriate and as would enable Kinross to proceed with the Arrangement and any related transactions on such adjusted terms. The Kinross Board will review any proposal by Red Back to amend the terms of the Arrangement in order to determine, in good faith in the exercise of its fiduciary duties and consistent with Subsection 7.2(a), whether Red Back's proposal to amend the Arrangement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Arrangement.

  (g)
  The Kinross Board shall promptly reaffirm its recommendation of the Arrangement by press release after: (x) any Acquisition Proposal which the Kinross Board determines not to be a Superior Proposal is publicly announced or made; or (y) the Kinross Board determines that a proposed amendment to the terms of the Arrangement would result in the Acquisition Proposal which has been publicly announced or made not being a Superior Proposal, and Red Back has so amended the terms of the Arrangement. Red Back and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by Kinross, acting reasonably.

  (h)
  Nothing in this Agreement shall prevent the Kinross Board from responding through a directors' circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal, or from withdrawing, modifying or changing its recommendation as a result of Red Back having suffered a Red Back Material Adverse Effect. Further, nothing in this Agreement shall prevent the Kinross Board from making any disclosure to the securityholders of Kinross if the Kinross Board, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Kinross Board or such disclosure is otherwise required under applicable Law, provided, however, that, notwithstanding the Kinross Board shall be permitted to make such disclosure, the Kinross Board shall not be permitted to make a Kinross Change in Recommendation, other than as permitted by Section 7.2(e) or the first sentence of this paragraph. Red Back and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such disclosure, recognizing that whether or not such comments are appropriate will be determined by Kinross, acting reasonably.

  (i)
  Kinross acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 7.2.

  (j)
  Kinross shall ensure that the officers, directors and employees of Kinross and its Subsidiaries and any investment bankers or other advisors or representatives retained by Kinross and/or its Subsidiaries in connection with the transactions contemplated by this Agreement are aware of the provisions of this Section, and Kinross shall be responsible for any breach of this Section 7.2 by such officers, directors, employees, investment bankers, advisors or representatives.

  (k)
  If Kinross provides Red Back with the notice of an Acquisition Proposal contemplated in this Section 7.2 on a date that is less than seven calendar days prior to the Kinross Meeting, if requested by Red Back, Kinross shall adjourn the Kinross Meeting to a date that is not less than seven calendar days and not more than 10 calendar days after the date of such notice, provided, however, that the Kinross Meeting shall not be adjourned or postponed to a date later than the seventh (7) business day prior to the Outside Date.

  (l)
  Notwithstanding anything in this Agreement to the contrary, at any time following the date of this Agreement and prior to the Effective Time, the Kinross Board may publicly accept or recommend that its shareholders accept and/or enter into a definitive agreement with respect to a Change of Control Proposal provided that:

  (i)
  if the Change of Control Proposal is structured as a take-over bid, the date upon which any securities may be taken up by the offeror shall be after the Effective Date, and

  (ii)
  if the Change of Control Proposal requires approval by the Kinross Shareholders, the record date for any meeting of Kinross Shareholders that is required to be held to consider the Change of Control Proposal shall be after the Effective Date.

7.3     Access to Information; Confidentiality

          From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Law and the terms of any existing Contracts, each of Kinross and Red Back shall, and shall cause their respective Representatives to afford to the other Party and to Representatives of the other Party such access as the other Party may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and contracts, and shall furnish the other Party with all data and information as the other Party may reasonably request. Kinross and Red Back acknowledge and agree that information furnished pursuant to this Section 7.3 shall be subject to the terms and conditions of the Red Back Confidentiality Agreement and the Kinross Confidentiality Agreement.

7.4     Notices of Certain Events

  (a)
  Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement pursuant to its terms and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

  (i)
  cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time (provided that this clause (i) shall not apply in the case of any event or state of facts resulting from the actions or omissions of a Party which are required under this Agreement); or

  (ii)
  result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time,

    provided, however, that the delivery of any notice pursuant to this Section 7.4 shall not limit or otherwise affect the remedies available hereunder to the Party receiving that notice.

  (b)
  No Party may elect not to complete the transactions contemplated hereby pursuant to the conditions set forth herein or any termination right arising therefrom under Section 8.2(a)(iii)(B) or Section 8.2(a)(iv)(B) and no payments are payable as a result of such termination pursuant to Section 8.3 unless, prior to the Effective Date, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Arrangement Agreement until the expiration of a period of five Business Days from such notice.

7.5     Insurance and Indemnification

  (a)
  Prior to the Effective Date, Red Back shall purchase customary "tail" policies of directors' and officers' liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Red Back and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Kinross will, or will cause Red Back and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided, that Kinross shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided, further that the cost of such policy shall not exceed 300% of Red Back's current annual aggregate premium for policies currently maintained by Red Back or its Subsidiaries.

  (b)
  Kinross agrees that it shall honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Red Back and its Subsidiaries to the extent that they are disclosed in Schedule 7.5(b) of the Red Back Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in Schedule 7.5(b) of the Red Back Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six (6) years from the Effective Date.

  (c)
  The provisions of this Section 7.5 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, Red Back hereby confirms that it is acting as agent on their behalf. Furthermore, this Section 7.5 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six (6) years.

ARTICLE 8

TERM, TERMINATION, AMENDMENT AND WAIVER

8.1     Term

          This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2     Termination

  (a)
  This Agreement may be terminated at any time prior to the Effective Time (notwithstanding Kinross Shareholder Approval or any approval of this Agreement or the Arrangement Resolution by the Red Back Shareholders and/or by the Court, as applicable):

  (i)
  by mutual written agreement of Red Back and Kinross;

    (ii)
    by either Red Back or Kinross, if:

    (A)
    the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this 8.2(a)(ii)(A) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

    (B)
    after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Red Back or Kinross from consummating the Arrangement and such applicable Law or enjoinment shall have become final and non-appealable;

    (C)
    Red Back Shareholder Approval shall not have been obtained at the Red Back Meeting in accordance with the Interim Order; or

    (D)
    Kinross Shareholder Approval shall not have been obtained at the Kinross Meeting.

    (iii)
    by Kinross, if:

    (A)
    prior to the Effective Time: (1) subject to Section 7.1(a)(iv), the Red Back Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Kinross or fails to publicly reaffirm its recommendation of the Arrangement within three calendar days (and in any case prior to the Red Back Meeting) after having been requested in writing by Kinross to do so, in a manner adverse to Kinross (a "Red Back Change in Recommendation"); (2) the Red Back Board or a committee thereof shall have approved or recommended any Acquisition Proposal; or (3) Red Back shall have breached Section 7.1 in any material respect;

    (B)
    a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Red Back set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.2(a) or Section 6.2(b) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by Kinross and provided that Kinross is not then in breach of this Agreement so as to cause any condition in Section 6.2(a) or Section 6.2(b) not to be satisfied;

    (C)
    Kinross has been notified in writing by Red Back of a Proposed Agreement in accordance with Section 7.1(e), and either: (i) Kinross does not deliver an amended Arrangement proposal within five Business Days of delivery of the Proposed Agreement to Kinross; or (ii) Kinross delivers an amended Arrangement proposal pursuant to Section 7.1(f) but the Red Back Board determines, acting in good faith and in the proper discharge of its fiduciary duties, that the Acquisition Proposal provided in the Proposed Agreement continues to be a Superior Proposal in comparison to the amended Arrangement terms offered by Kinross; or

    (D)
    it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a non-disclosure and standstill agreement permitted by Section 7.2(d)), subject to compliance with Section 7.2 in all material respects and provided that no termination under this Section 8.2(a)(iii)(D) shall be effective unless and until Kinross shall have paid to Red Back the amount required to be paid pursuant to Section 8.3.

    (iv)
    by Red Back, if

    (A)
    prior to the Effective Time: (1) subject to Section 7.2(a)(iv), the Kinross Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Red Back or fails to publicly reaffirm its recommendation of the Arrangement within three calendar days (and in any case prior to the Kinross Meeting) after having been requested in writing by Red Back to do so, in a manner adverse to Red Back (a "Kinross

        Change in Recommendation"); (2) the Kinross Board or a committee thereof shall have approved or recommended any Acquisition Proposal; or (3) Kinross shall have breached Section 7.2 in any material respect;

      (B)
      a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Kinross set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.3(a) or 6.3(b) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date as reasonably determined by Red Back and provided that Red Back is not then in breach of this Agreement so as to cause any condition in Section 6.3(a) or Section 6.3(b) not to be satisfied;

      (C)
      Red Back has been notified in writing by Kinross of a Proposed Agreement in accordance with Section 7.2(e), and either: (i) Red Back does not deliver an amended Arrangement proposal within five Business Days of delivery of the Proposed Agreement to Red Back; or (ii) Red Back delivers an amended Arrangement proposal pursuant to Section 7.2(f) but the Kinross Board determines, acting in good faith and in the proper discharge of its fiduciary duties, that the Acquisition Proposal provided in the Proposed Agreement continues to be a Superior Proposal in comparison to the amended Arrangement terms offered by Red Back; or

      (D)
      it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a non-disclosure and standstill agreement permitted by Section 7.1(d)), subject to compliance with Sections 7.1 in all material respects and provided that no termination under this Section 8.2(a)(iv)(D) shall be effective unless and until Red Back shall have paid to Kinross the amount required to be paid pursuant to Section 8.3.

  (b)
  The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2(a)(i)) shall give notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party's exercise of its termination right.

  (c)
  If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that the provisions of this Section 8.2(c) and Sections 8.3, 9.3, 9.4, 9.6 and 9.7 and all related definitions set forth in Section 1.1 and the provisions of the Red Back Confidentiality Agreement and the Kinross Confidentiality Agreement shall survive any termination hereof pursuant to Section 8.2(a).

8.3     Expenses and Termination Fees

  (a)
  Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

  (b)
  For the purposes of this Agreement:

  (i)
  "Fee" means a (A) Kinross Expense Fee, (B) Kinross Termination Fee, (C) Red Back Expense Fee, or (D) Red Back Termination Fee;

  (ii)
  "Kinross Expense Fee" means $15 million;

  (iii)
  "Kinross Termination Fee" means $250 million;

  (iv)
  "Red Back Expense Fee" means $15 million; and

  (v)
  "Red Back Termination Fee" means an amount equal to $217 million.

  (c)
  For the purposes of this Agreement, "Red Back Termination Fee Event" means the termination of this Agreement:

  (i)
  by Kinross pursuant to Section 8.2(a)(iii)(A) (but not including a termination by Kinross pursuant to Section 8.2(a)(iii)(A) in circumstances where the Red Back Change in Recommendation resulted from the occurrence of a Kinross Material Adverse Effect) or Section 8.2(a)(iii)(C), in either case prior to the Red Back Meeting;

  (ii)
  by Red Back pursuant to Section 8.2(a)(iv)(D) or

  (iii)
  by either Party pursuant to Section 8.2(a)(ii)(C) or by either Party pursuant to Section 8.2(a)(ii)(A), but only if, in these termination events, (x) prior to such termination, a bona fide Acquisition Proposal for Red Back shall have been made or publicly announced by any Person other than Kinross and (y) within twelve months following the date of such termination, Red Back or one or more of its Subsidiaries (A) enters into a definitive agreement in respect of one or more Acquisition Proposals or (B) there shall have been consummated one or more Acquisition Proposals for Red Back; provided that, Red Back shall be entitled to deduct from the Red Back Termination Fee an amount equal to the Red Back Expense Fee if any such fees were paid to Kinross.

    If a Red Back Termination Fee Event occurs, Red Back shall pay the Red Back Termination Fee to Kinross by wire transfer of immediately available funds, as follows:

      (A)
      if the Red Back Termination Fee is payable pursuant to Section 8.3(c)(iii), the Red Back Termination Fee shall be payable concurrently upon the earlier of the entering into of the applicable agreement referred to therein or upon the consummation of the Acquisition Proposal referred to therein, and any Red Back Expense Fee paid shall be credited towards payment of the Red Back Termination Fee;

      (B)
      if the Red Back Termination Fee is payable pursuant to Section 8.3(c)(i), the Red Back Termination Fee shall be payable within two (2) business days following such termination; or

      (C)
      if the Red Back Termination Fee is payable pursuant to Section 8.3(c)(ii), the Red Back Termination Fee shall be payable prior to or simultaneously with such termination.

  (d)
  For the purposes of this Agreement, "Red Back Expense Fee Event" means the termination of this Agreement:

  (i)
  by Kinross or Red Back pursuant to Section 8.2(a)(ii)(C); or

  (ii)
  by Kinross pursuant to Section 8.2(a)(iii)(B).

    If a Red Back Expense Fee Event occurs, Red Back shall pay the Red Back Expense Fee to Kinross by wire transfer of immediately available funds within two (2) business days following such termination, provided that, in the event of a termination of this Agreement pursuant to Section 8.2(a)(ii)(C), if (a) Kinross Shareholder Approval was not obtained at the Kinross Meeting; or (b) a Red Back Change of Recommendation occurred as a result of a Kinross Material Adverse Effect, the Red Back Expense Fee shall not be payable.

  (e)
  For the purposes of this Agreement, "Kinross Termination Fee Event" means the termination of this Agreement:

  (i)
  by Red Back pursuant to Section 8.2(a)(iv)(A) (but not including a termination by Red Back pursuant to Section 8.2(a)(iv)(A) in circumstances where the Kinross Change in Recommendation resulted from the occurrence of a Red Back Material Adverse Effect) or Section 8.2(a)(iv)(C), in either case, prior to the Kinross Meeting;

  (ii)
  by Kinross pursuant to Section 8.2(a)(iii)(D); or

    (iii)
    by either Party pursuant to Section 8.2(a)(ii)(D) or by either Party pursuant to Section 8.2(a)(ii)(A), but only if, in these termination events, (x) prior to such termination, a bona fide Acquisition Proposal for Kinross shall have been made or publicly announced by any Person other than Red Back and (y) within twelve months following the date of such termination, Kinross or one or more of its Subsidiaries (A) enters into a definitive agreement in respect of one or more Acquisition Proposals or (B) there shall have been consummated one or more Acquisition Proposals for Kinross; provided that, Kinross shall be entitled to deduct from the Kinross Termination Fee an amount equal to the Kinross Expense Fee if any such fees were paid to Red Back.

    If a Kinross Termination Fee Event occurs, Kinross shall pay the Kinross Termination Fee to Red Back by wire transfer of immediately available funds, as follows:

      (A)
      if the Kinross Termination Fee is payable pursuant to Section 8.3(e)(iii), the Kinross Termination Fee shall be payable concurrently upon the earlier of the entering into of the applicable agreement referred to therein or upon the consummation of the Acquisition Proposal referred to therein, and any Kinross Expense Fee paid shall be credited towards payment of the Kinross Termination Fee;

      (B)
      if the Kinross Termination Fee is payable pursuant to Section 8.3(e)(i), the Kinross Termination Fee shall be payable within two (2) business days following such termination; or

      (C)
      if the Kinross Termination Fee is payable pursuant to Section 8.3(e)(ii), the Kinross Termination Fee shall be payable prior to or simultaneously with such termination.

  (f)
  For the purposes of this Agreement, "Kinross Expense Fee Event" means the termination of this Agreement:

  (i)
  by Kinross or Red Back pursuant to Section 8.2(a)(ii)(D); or

  (ii)
  by Red Back pursuant to Section 8.2(a)(iv)(B).

    If a Kinross Expense Fee Event occurs, Kinross shall pay the Kinross Expense Fee to Red Back by wire transfer of immediately available funds within two (2) business days following such termination, provided that, in the event of a termination of this Agreement pursuant to Section 8.2(a)(ii)(D), if (a) Red Back Shareholder Approval was not obtained at the Red Back Meeting; or (b) a Kinross Change of Recommendation occurred as a result of a Red Back Material Adverse Effect, the Kinross Expense Fee shall not be payable.

  (g)
  Each of the Parties acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 8.3 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each of Red Back and Kinross irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where Red Back or Kinross is entitled to a Fee and such Fee is paid in full, Red Back or Kinross, as the case may be, shall be precluded from any other remedy against the other Party at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby, provided, however that payment by a Party of a Fee shall not be in lieu of any damages or any other payment or remedy available in the event of any wilful or intentional breach by such Party of any of its obligations under this Agreement.

8.4     Amendment

          Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Red Back Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or Authorization on the part of the Red Back Shareholders, and any such amendment may without limitation:

  (a)
  change the time for performance of any of the obligations or acts of the Parties;

  (b)
  waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

  (c)
  waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

  (d)
  waive compliance with or modify any mutual conditions precedent herein contained.

8.5     Waiver

          Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided herein, with any of the other Party's agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 9

GENERAL PROVISIONS

9.1     Privacy

          Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the "Transaction Personal Information"). Kinross shall not disclose Transaction Personal Information to any Person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If Kinross completes the transactions contemplated by this Agreement, Kinross shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

  (a)
  for purposes other than those for which such Transaction Personal Information was collected by Red Back prior to the Effective Date; and

  (b)
  which does not relate directly to the carrying on of the business of Red Back or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

        Kinross shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Kinross shall cause its advisors to observe the terms of this Section 9.1 and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, Kinross shall promptly deliver to Red Back all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with the usual backup procedures of Kinross.

9.2     Notices

          All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a business day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a business day then the notice shall be deemed to have been given and received on the next business day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by facsimile or email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

  (a)
  if to Kinross:

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON M5J 2V5
Attention:	Executive Vice President, Corporate Development Executive Vice President and Chief Legal Officer
Facsimile:	(416) 363-6622
Email:	Paul.Rollinson@Kinross.com Geoff.Gold@Kinross.com
with a copy (which shall not constitute notice) to:
Osler, Hoskin & Harcourt LLP Box 50, 1 First Canadian Place Toronto, Ontario M5X 1B8
Attention:	Clay Horner and Doug Bryce
Facsimile:	(416) 862-6666
Email:	chorner@osler.com and dbryce@osler.com
  (b)
  if to Red Back:

Red Back Mining Inc. Suite 2101 - 885 West Georgia Street Vancouver, B.C. Canada V6C 3E8
Attention:	President and Chief Executive Officer
Facsimile:	(604) 689-4250
Email:	rclark@redbackmining.com
with a copy (which shall not constitute notice) to:
Blake, Cassels & Graydon LLP 595 Burrard Street P.O. Box 49314 Suite 2600, Three Bentall Centre Vancouver, BC V7X 1L3
Attention:	Peter J. O'Callaghan
Facsimile:	(604) 631-3309
Email:	peter.ocallaghan@blakes.com

9.3     Governing Law; Waiver of Jury Trial

          This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the Laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of Ontario. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

9.4     Injunctive Relief

          Subject to Section 8.3, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law. Subject to Section 8.3, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

9.5     Time of Essence

          Time shall be of the essence in this Agreement.

9.6     Entire Agreement, Binding Effect and Assignment

          This Agreement (including the exhibits and schedules hereto and the Red Back Disclosure Letter and the Kinross Disclosure Letter), the Red Back Confidentiality Agreement and the Kinross Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Parties.

9.7     No Liability

          No director or officer of Kinross shall have any personal liability whatsoever to Red Back under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Kinross. No director or officer of Red Back shall have any personal liability whatsoever to Kinross under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Red Back.

9.8     Severability

          If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.9     Counterparts, Execution

          This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF Kinross and Red Back have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

KINROSS GOLD CORPORATION
By:	"Tye W. Burt" Name: Tye W. Burt Title: President and Chief Executive Officer
RED BACK MINING INC.
By:	"Richard P. Clark" Name: Richard P. Clark Title: President and Chief Executive Officer

SCHEDULE A
PLAN OF ARRANGEMENT
UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1     Definitions

          In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them below:

  "Arrangement" means the arrangement of Red Back under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 9.4 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both Red Back and Kinross, each acting reasonably);

  "Arrangement Agreement" means the arrangement agreement dated as of August 2, 2010 between Kinross and Red Back, as amended, amended and restated or supplemented prior to the Effective Date;

  "Arrangement Resolution" means the special resolution of the Red Back Shareholders approving the Plan of Arrangement which is to be considered at the Red Back Meeting;

  "Articles of Arrangement" means the articles of arrangement of Red Back to be filed with the Director in compliance with the CBCA after the Final Order is made, which shall be in form and content satisfactory to Red Back and Kinross, each acting reasonably;

  "Business Day" means any day other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

  "CBCA" means the Canada Business Corporations Act and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

  "Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

  "Consideration" means the consideration to be received by the Red Back Shareholders pursuant to this Plan of Arrangement as consideration for each Red Back Share, consisting of 1.778 Kinross Shares and 0.110 of a Warrant;

  "Court" means the Supreme Court of British Columbia;

  "Depositary" means any trust company, bank or other financial institution agreed to in writing by Red Back and Kinross for the purpose of, among other things, exchanging certificates representing Red Back Shares for the Consideration in connection with the Arrangement;

  "Director" means the Director appointed pursuant to Section 260 of the CBCA;

  "Dissent Right" shall have the meaning ascribed thereto in Subsection 4.1(a);

  "Dissenting Shareholder" means a registered holder of Red Back Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Red Back Shares;

  "Dissenting Shares" means Red Back Shares held by a Dissenting Shareholder who has demanded and perfected Dissent Rights in respect of the Red Back Shares in accordance with the Interim Order and who, as of the Effective Time has not effectively withdrawn or lost such Dissent Rights;

  "Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

  "Effective Time" means 12:01 a.m. on the Effective Date;

  "Eligible Holder" means a beneficial holder of Red Back Shares that is (i) a resident of Canada for the purposes of the Tax Act and not exempt from tax under Part I of the Tax Act, or (ii) a partnership, any member of which is a resident of Canada for the purposes of the Tax Act (other than a partnership, all members of which that are residents of Canada are exempt from tax under Part I of the Tax Act);

  "Final Order" means the final order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to Red Back and Kinross, each acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of both Red Back and Kinross, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Red Back and Kinross, each acting reasonably) on appeal;

  "final proscription date" shall have the meaning ascribed thereto in Section 5.5;

  "Former Red Back Shareholders" means, at and following the Effective Time, the registered holders of Red Back Shares immediately prior to the Effective Time;

  "Kinross" means Kinross Gold Corporation, a corporation existing under the OBCA;

  "Kinross Shares" means the common shares of Kinross;

  "Interim Order" means the interim order of the Court made pursuant to Section 192(3) of the CBCA, in a form acceptable to Red Back and Kinross, each acting reasonably, providing for, among other things, the calling and holding of the Red Back Meeting, as the same may be amended by the Court with the consent of Red Back and Kinross, each acting reasonably;

  "Letter of Transmittal" means the letter of transmittal to be forwarded by Red Back to Shareholders together with the Circular or such other equivalent form of letter of transmittal acceptable to Kinross acting reasonably;

  "Liens" means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

  "OBCA" means the Business Corporations Act (Ontario) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

  "Option Exchange Ratio" means 1.778, plus an amount equal to the portion of a Kinross Share that, at the Effective Time, has a fair market value equal to 0.110 of a Warrant. For this purpose, the fair market value of a Warrant will be determined by Kinross and Red Back acting reasonably, using "Black-Scholes" or a similar analysis;

  "Parties" means Red Back and Kinross, and "Party" means any of them;

  "Red Back" means Red Back Mining Inc., a corporation existing under the CBCA;

  "Red Back DSU" means a cash-settled deferred share unit issued under the Red Back DSU Plan;

  "Red Back DSU Plan" means the deferred share unit plan adopted by the Red Back Board on October 16, 2009;

  "Red Back Meeting" means the special meeting of Red Back Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

  "Replacement Option" has the meaning ascribed thereto in Subsection 3.1(f);

  "Red Back 2007 Stock Option Plan" means the stock option plan of Red Back, approved by the Red Back Board on May 17, 2007 and by Red Back Shareholders on June 27, 2007;

  "Red Back 2009 Stock Option Plan" means the stock option plan of Red Back approved by the Red Back Board on December 22, 2009 and by the Red Back Shareholders on May 10, 2010;

  "Red Back Meeting" means the special meeting of Red Back Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

  "Red Back Option Plan" means the Red Back 2007 Stock Option Plan or Red Back 2009 Stock Option Plan, as applicable;

  "Red Back Options" means the outstanding options to purchase Red Back Shares granted under a Red Back Option Plan;

  "Red Back SAR" means a cash-settled share appreciation right issued under the Red Back SAR Plan;

  "Red Back SAR Plan" means the share appreciation rights' plan adopted by the Red Back Board on October 16, 2009;

  "Red Back Shareholders" means the holders of Red Back Shares;

  "Red Back Shares" means the common shares in the authorized share capital of Red Back;

  "Tax Act" means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

  "U.S. Person" has the meaning ascribed to it in Rule 902 of Regulation S of the U.S. Securities Act;

  "U.S. Securities Act" means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

  "Warrant" means a warrant to acquire a Kinross Share, having an expiry date that is four years following the date of this Agreement and an exercise price of US$21.30 per Kinross Share, provided that: (i) the Warrants may not be exercised by any holder during the 40-day period following the Effective Date; and (ii) the Warrants may not be exercised at any time by any holder who is in the United States (within the meaning of Regulation S under the U.S. Securities Act) or who is a U.S. Person; and

  "Warrant Shares" means the Kinross Shares issuable on exercise of the Warrants.

  In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA unless the context otherwise requires.

1.2     Interpretation Not Affected by Headings

          The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3     Number, Gender and Persons

          In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4     Date for any Action

          If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5     Statutory References

          Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6     Currency

          Unless otherwise stated, all references herein to amounts of money are expressed in lawful currency of Canada.

1.7     Time

          Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Vancouver, British Columbia unless otherwise stipulated herein.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1     Arrangement Agreement

          This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2     Binding Effect

          At the Effective Time, this Plan of Arrangement shall be binding on:

  (a)
  Kinross;

  (b)
  Red Back;

  (c)
  all registered and beneficial holders of Red Back Shares, including Dissenting Shareholders;

  (d)
  all registered and beneficial holders of Red Back Options, Red Back DSUs and Red Back SARs;

  (e)
  the registrar and transfer agent in respect of the Red Back Shares and the Kinross Shares; and

  (f)
  the Depositary.

ARTICLE 3

ARRANGEMENT

3.1     Arrangement

          At the Effective Time, except as otherwise noted herein, the following shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality required on the part of any person, in each case effective as at the Effective Time:

  (a)
  each Red Back SAR issued and outstanding immediately prior to the Effective Time, whether vested or unvested, will be transferred by the holder thereof to Red Back and cancelled in exchange for a cash payment by Red Back equal to the amount by which the fair market value of the Consideration at the Effective Time (calculated in accordance with the requirements of the Red Back SAR Plan) exceeds the strike price of such Red Back SAR, less any required withholding taxes;

  (b)
  each Red Back DSU issued and outstanding immediately prior to the Effective Time, whether vested or unvested, will be transferred by the holder thereof to Red Back and cancelled in exchange for a cash payment by Red Back equal to the amount of the fair market value of the Consideration at the Effective Time (calculated in accordance with the requirements of the Red Back DSU Plan), less any required withholding taxes;

  (c)
  each Red Back Share (other than any Red Back Shares held by Kinross and any Red Back Shares in respect of which the Red Back Shareholder has validly exercised his, her or its Dissent Right) shall be deemed to be transferred to Kinross (free and clear of any liens, charges and encumbrances of any nature whatsoever) in exchange for the Consideration, subject to Article 4 hereof;

  (d)
  each Red Back Share in respect of which the Red Back Shareholder has validly exercised his, her or its Dissent Right shall be directly transferred and assigned by such Dissenting Shareholder to Kinross (free and clear of any liens, charges and encumbrances of any nature whatsoever) in accordance with Article 4 hereof;

  (e)
  with respect to each Red Back Share transferred and assigned in accordance with Subsection 3.1(c) or Subsection 3.1(d) hereto:

  (i)
  the registered holder thereof shall cease to be the registered holder of such Red Back Share and the name of such registered holder shall be removed from the register of Red Back Shareholders as of the Effective Time;

  (ii)
  the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Red Back Share in accordance with Subsection 3.1(c) or Subsection 3.1(d) hereto, as applicable; and

  (iii)
  Kinross will be the holder of all of the outstanding Red Back Shares and the register of Red Back Shareholders shall be revised accordingly;

  (f)
  each Red Back Option, which is outstanding and has not been duly exercised prior to the Effective Date, shall be exchanged for a fully vested option (each, a "Replacement Option") to purchase from Kinross the number of Kinross Shares (rounded down to the nearest whole share) equal to: (i) the Option Exchange Ratio multiplied by (ii) the number of Red Back Shares subject to such Red Back Option immediately prior to the Effective Date. Such Replacement Option shall provide for an exercise price per Kinross Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Red Back Share otherwise purchasable pursuant to such Red Back Option; divided by (y) the Option Exchange Ratio. All terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Red Back Option for which it was exchanged, and shall be governed by the terms of the applicable Red Back Option Plan and any certificate or option agreement previously evidencing the Red Back Option shall thereafter evidence and be deemed to evidence such Replacement Option and such Replacement Options shall be designed to meet the requirements under subsection 7(1.4) of the Tax Act; and

  (g)
  the Red Back DSU Plan and Red Back SAR Plan shall be terminated.

3.2     Post-Effective Time Procedures

  (a)
  Following the receipt of the Final Order and prior to the Effective Date, Kinross shall deliver or arrange to be delivered to the Depositary certificates representing the Kinross Shares and Warrants required to be issued to Former Red Back Shareholders in accordance with the provisions of Section 3.1(c) hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Red Back Shareholders for distribution to such Former Red Back Shareholders in accordance with the provisions of Article 5 hereof.

  (b)
  Subject to the provisions of Article 5 hereof, and upon return of a properly completed Letter of Transmittal by a registered Former Red Back Shareholder together with certificates representing Red Back Shares and such other documents as the Depositary may require, Former Red Back Shareholders shall be entitled to receive delivery of the certificates representing the Kinross Shares to which they are entitled pursuant to Section 3.1(c) hereof.

  (c)
  An Eligible Holder whose Red Back Shares are exchanged for the Consideration pursuant to the Arrangement shall be entitled to make an income tax election, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a "Section 85 Election") with respect to the exchange by providing the necessary information in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Effective Date. Neither Red Back, Kinross nor any successor corporation shall be responsible for the proper completion of any election form nor, except for the obligation to sign and return duly completed election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Kinross or any successor corporation may choose to sign and return an election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

  (d)
  Upon receipt of a Letter of Transmittal in which an Eligible Holder has indicated that such holder wishes to receive a tax instruction letter, Kinross will promptly deliver a tax instruction letter to such holder. The tax instruction letter will provide general instructions on how to make the Section 85 Election with Kinross in order to obtain a full or partial tax-deferred rollover for Canadian income tax purposes in respect of the sale of the Eligible Holder's Red Back Shares to Kinross.

3.3     No Fractional Kinross Shares

          In no event shall any holder of Red Back Shares be entitled to a fractional Kinross Share or a fractional Warrant. Where (a) the aggregate number of Kinross Shares to be issued to a Red Back Shareholder as consideration under this Arrangement would result in a fraction of a Kinross Share being issuable, the number of Kinross Shares to be received by such Red Back Shareholder shall be rounded down to the nearest whole Kinross Share and in lieu of a fractional Kinross Share, the Red Back Shareholder will receive a cash payment in Canadian dollars (rounded down to the nearest cent) determined on the basis of an amount equal to (i) the volume weighted average trading price on the TSX of the Kinross Shares over the five business days ending one business day before the Effective Date, multiplied by the (ii) fractional share amount; and (b) the aggregate number of Warrants to be issued to any Red Back Shareholder as consideration under this Arrangement would result in a fraction of a Warrant being issuable, the number of Warrants to be received by such Red Back Shareholder will be rounded to the nearest whole Warrant. All cash payable in lieu of fractional Kinross Shares will be denominated in Canadian dollars.

3.4     U.S. Holders

          Notwithstanding any other provision of this Plan of Arrangement, if the delivery of a Warrant to any Red Back Shareholder who is in the United States would not be exempt from the registration or qualification requirements of any applicable state "blue sky" securities laws, Kinross may make arrangements for the disposition of the Warrants otherwise deliverable to all such Red Back Shareholders on their behalf, and the Consideration to be received by such Red Back Shareholders will consist of the number of Kinross Shares to which they are otherwise entitled together with their proportionate entitlement to the net proceeds of the disposition of all such Warrants.

ARTICLE 4

DISSENT RIGHTS

4.1     Rights of Dissent

  (a)
  Pursuant to the Interim Order, registered holders of Red Back Shares may exercise rights of dissent ("Dissent Rights") under Section 190 of the CBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to Red Back Shares in connection with the Arrangement, provided that the written notice setting forth the objection of such registered Red Back Shareholders to the Arrangement and exercise of Dissent Rights must be received by Red Back not later than 5:00 p.m. on the Business Day that is two (2) Business Days before the Red Back Meeting or any date to which the Red Back Meeting may be postponed or adjourned and provided further that holders who exercise such Dissent Rights and who:

  (i)
  are ultimately entitled to be paid fair value for their Red Back Shares, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the day before the Effective Date, shall be deemed to have transferred their Red Back Shares to Kinross for cancellation immediately prior to the Effective Time, and Red Back shall fund such payment using its own assets; and

    (ii)
    are ultimately not entitled, for any reason, to be paid fair value for their Red Back Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Red Back Shares and shall be entitled to receive only the consideration contemplated in Section 3.1(c) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights;

  (b)
  In no circumstances shall Red Back, Kinross or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered holder of those Red Back Shares in respect of which such rights are sought to be exercised; and

  (c)
  For greater certainty, in no case shall Red Back, Kinross or any other Person be required to recognize Dissenting Shareholders as holders of Red Back Shares after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the register of Red Back Shareholders as of the Effective Time. In addition to any other restrictions under Section 190 of the CBCA and, for greater certainty, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Red Back Options, Red Back DSUs and Red Back SARs; and (ii) Red Back Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution.

ARTICLE 5

DELIVERY OF KINROSS SHARES

5.1     Delivery of Kinross Shares

  (a)
  Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Red Back Shares that were exchanged for Kinross Shares in accordance with Section 3.1(c) hereof, together with such other documents and instruments as would have been required to effect the transfer of the Red Back Shares formerly represented by such certificate under the CBCA and the articles of Red Back and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Kinross Shares that such holder is entitled to receive in accordance with Section 3.1(c) hereof.

  (b)
  After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Red Back Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1(c) hereof.

5.2     Lost Certificates

          If any certificate, that immediately prior to the Effective Time represented one or more outstanding Red Back Shares that were exchanged for the Consideration in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the Consideration that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery of Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Kinross and the Depositary in such amount as Kinross and the Depositary may direct, or otherwise indemnify Kinross and the Depositary in a manner satisfactory to Kinross and the Depositary, against any claim that may be made against Kinross or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles and by-laws of Red Back.

5.3     Distributions with Respect to Unsurrendered Certificates

          No dividend or other distribution declared or made after the Effective Time with respect to Kinross Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Red Back Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2 hereof. Subject to applicable Law and to Section 5.4 hereof, at the time of such compliance, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Kinross Shares.

5.4     Withholding Rights

          Kinross and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Red Back Shareholder such amounts as Kinross or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax Law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Red Back Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.5     Limitation and Proscription

          To the extent that a Former Red Back Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 hereof on or before the date that is six (6) years after the Effective Date (the "final proscription date"), then the Consideration that such Former Red Back Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Consideration to which such Former Red Back Shareholder was entitled, shall be delivered to Kinross by the Depositary and certificates representing Kinross Shares and Warrants forming the Consideration shall be cancelled by Kinross, and the interest of the Former Red Back Shareholder in such Kinross Shares to which it was entitled shall be terminated as of such final proscription date.

5.6     No Liens

          Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens, charges, security interests, encumbrances, mortgages, hypothecs, restrictions, adverse claims or other claims of third parties of any kind.

5.7     Paramountcy

          From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Red Back Shares and Red Back Options issued prior to the Effective Time, (ii) the rights and obligations of the registered holders of Red Back Shares and Red Back Options, Red Back DSUs and Red Back SARs, and Red Back, Kinross, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Red Back Shares or Red Back Options, Red Back DSUs or Red Back SARs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6

AMENDMENTS

6.1     Amendments to Plan of Arrangement

  (a)
  Kinross and Red Back reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) agreed to in writing by Kinross and Red Back; (iii) filed with the Court and, if made following the Red Back Meeting, approved by the Court; and (iv) communicated to holders or former holders of Red Back Shares if and as required by the Court.

  (b)
  Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Red Back at any time prior to the Red Back Meeting provided that Kinross shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Red Back Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

  (c)
  Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Red Back Meeting shall be effective only if: (i) it is consented to in writing by each of Kinross and Red Back; (ii) it is filed with the Court (other than amendments contemplated in Section 6.1(d), which shall not require such filing) and (iii) if required by the Court, it is consented to by holders of the Red Back Shares voting in the manner directed by the Court.

  (d)
  Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by Kinross, provided that it concerns a matter that, in the reasonable opinion of Kinross, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Former Red Back Shareholder or former holder of Red Back Options.

  (e)
  This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7

FURTHER ASSURANCES

7.1     Further Assurances

          Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out therein.

SCHEDULE B
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.
The arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act (the "CBCA") involving Red Back Mining Inc., a corporation existing under the Laws of Canada ("Red Back"), all as more particularly described and set forth in the Management Proxy Circular (the "Circular") of Red Back dated    •    , 2010, accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

2.
The plan of arrangement (the "Plan of Arrangement"), involving Red Back and implementing the Arrangement, the full text of which is set out in Appendix     •    to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

3.
The arrangement agreement (the "Arrangement Agreement") between Red Back and Kinross, dated August 2, 2010, and all the transactions contemplated therein, the actions of the directors of Red Back in approving the Arrangement and the actions of the directors and officers of Red Back in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.
Notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of Red Back or that the Arrangement has been approved by the British Columbia Supreme Court, the directors of Red Back are hereby authorized and empowered, without further notice to, or approval of, the securityholders of Red Back:

(a)
to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)
subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.
Any director or officer of Red Back is hereby authorized and directed for and on behalf of Red Back to execute, whether under corporate seal of Red Back or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Arrangement Agreement for filing.

6.
Any one or more directors or officers of Red Back is hereby authorized, for and on behalf and in the name of Red Back, to execute and deliver, whether under corporate seal of Red Back or otherwise, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)
all actions required to be taken by or on behalf of Red Back, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)
the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Red Back;

(c)
such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C
KEY THIRD PARTY CONSENTS

1.
Kinross shall have received the consent of its lenders under the third amended and restated credit agreement dated as of November 2, 2009.

 SCHEDULE C
UNAUDITED PRO FORMA FINANCIAL STATEMENTS

TABLE OF CONTENTS

KINROSS GOLD CORPORATION

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

June 30, 2010
(Unaudited)
(in millions of United States dollars)

	Kinross Gold Corporation	Red Back Mining Inc. (note 1)	Note	Pro forma adjustments	Pro forma consolidated
ASSETS
Current assets
Cash and cash equivalents	$694.8	$732.0	4a	$(35.0)	$1,391.8
Restricted cash	25.1	0.0		0.0	25.1
Accounts receivable and other assets	195.6	43.8		0.0	239.4
Inventories	538.4	87.5	4b	65.3	691.2
Unrealized fair value of derivative assets	57.5	0.0		0.0	57.5

Total current assets	1,511.4	863.3		30.3	2,405.0
Property, plant & equipment	4,519.1	763.2	4c	990.6	6,272.9
Goodwill	818.9	0.0		0.0	818.9
Long-term investments	1,352.8	0.0	4a	(609.0)	743.8
Unrealized fair value of derivative assets	17.3	0.0		0.0	17.3
Deferred charges and other long-term assets	167.0	0.3		0.0	167.3
Unallocated purchase price	0.0	0.0	3	5,105.2	5,105.2

Total assets	$8,386.5	$1,626.8		$5,517.1	$15,530.4

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$302.6	$44.4	4d	$43.9	$390.9
Current portion of long term debt	121.8	0.0		0.0	121.8
Current portion of reclamation and remediation obligations	14.7	0.0		0.0	14.7
Current portion of unrealized fair value of derivative liabilities	205.8	0.0		0.0	205.8

Total current liabilities	644.9	44.4		43.9	733.2
Long-term debt	589.1	0.0		0.0	589.1
Other long-term liabilities	514.9	23.2		0.0	538.1
Future income and mining taxes	502.5	64.1	4e	275.1	841.7

Total liabilities	2,251.4	131.7		319.0	2,702.1
Non-controlling interest	180.2	3.6		0.0	183.8
Common shareholders' equity
Common share capital and common share purchase warrants	$6,587.4	$1,342.4	4a	$5,279.1	$13,208.9
Contributed surplus	176.1	20.0	4a	76.8	272.9
Accumulated (deficit) retained earnings	(658.5)	121.9	4a	(121.9)	(658.5)
Accumulated other comprehensive income	(150.1)	7.2	4a	(35.9)	(178.8)

Total shareholders' equity	5,954.9	1,491.5		5,198.1	12,644.5

Total liabilities and shareholders' equity	$8,386.5	$1,626.8		$5,517.1	$15,530.4

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

KINROSS GOLD CORPORATION

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Six months ended June 30, 2010
(Unaudited)
(in millions of United States dollars except per share amounts)

		Kinross Gold Corporation	Red Back Mining Inc. (Note 1)	Note	Pro forma adjustments	Pro forma consolidated
Revenue
Metal sales		$1,354.2	$241.0		$0.0	$1,595.2
Operating costs and expenses
Cost of sales		567.3	111.0		0.0	678.3
Accretion and reclamation expense		10.4	0.2		0.0	10.6
Depreciation, depletion and amortization		241.5	31.9	4f	27.3	300.7

		535.0	97.9		(27.3)	605.6
Other operating costs		14.2	—		0.0	14.2
Exploration and business development		45.6	—	4g	1.0	46.6
General and administrative		61.3	32.6		0.0	93.9

Operating earnings		413.9	65.3		(28.3)	450.9
Other income — net		5.6	3.3		0.0	8.9

Earnings (loss) before taxes and other items		419.5	68.6		(28.3)	459.8
Income and mining taxes recovery (expense)		(146.6)	(11.0)	4h	3.5	(154.1)
Equity in losses of associated companies		(4.0)	0.0		0.0	(4.0)
Non-controlling interest		(54.5)	(2.5)		0.0	(57.0)

Net earnings (loss)		$214.4	$55.1		$(24.8)	$244.7

Net earnings per share — basic	Note 5	$0.31				$0.22

Net earnings per share — diluted	Note 5	$0.31				$0.22

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

KINROSS GOLD CORPORATION

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2009
(Unaudited)
(in millions of United States dollars except per share amounts)

		Kinross Gold Corporation	Red Back Mining Inc. (Note 1)	Note	Pro forma adjustments	Pro forma consolidated
Revenue
Metal sales		$2,412.1	$318.4		$0.0	$2,730.5
Operating costs and expenses
Cost of sales		1,047.1	142.6		0.0	1,189.7
Accretion and reclamation expense		19.3	0.4		0.0	19.7
Depreciation, depletion and amortization		447.3	57.6	4f	73.9	578.8

		898.4	117.8		(73.9)	942.3
Other operating costs		62.3	0.0		0.0	62.3
Exploration and business development		72.5	0.0	4g	2.2	74.7
General and administrative		117.7	20.3		0.0	138.0

Operating earnings		645.9	97.5		(76.1)	667.3
Other income (expense) — net		(74.3)	20.9		0.0	(53.4)

Earnings (loss) before taxes and other items		571.6	118.4		(76.1)	613.9
Income and mining taxes recovery (expense)		(150.8)	(8.2)	4h	6.5	(152.5)
Equity in losses of associated companies		(8.6)	0.0		0.0	(8.6)
Non-controlling interest		(102.3)	(1.0)		0.0	(103.3)

Net earnings (loss)		$309.9	$109.2		$(69.6)	$349.5

Net earnings per share — basic	Note 5	$0.45				$0.32

Net earnings per share — diluted	Note 5	$0.44				$0.31

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

KINROSS GOLD CORPORATION

NOTES TO THE UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2010 and year ended December 31, 2009
(Unaudited)
(in millions of United States dollars unless otherwise stated)

1.     BASIS OF PRESENTATION

  The unaudited pro forma consolidated balance sheet of Kinross Gold Corporation ("Kinross" or the "Company") as at June 30, 2010 and unaudited pro forma consolidated statements of operations for the six month period ended June 30, 2010 and for the year ended December 31, 2009 have been prepared by management of Kinross in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") for illustrative purposes only, to show the effect of the plan of arrangement entered into with Red Back Mining Inc. ("Red Back"), more fully described in Note 3, whereby Red Back common shareholders will exchange each Red Back common share for 1.778 common shares of Kinross plus 0.11 of a Kinross common share purchase warrant, resulting in the acquisition of Red Back by Kinross.

  These unaudited pro forma consolidated financial statements have been compiled from and include:

  a)
  An unaudited pro forma consolidated balance sheet combining the unaudited consolidated balance sheet of Kinross as at June 30, 2010 and the unaudited consolidated balance sheet of Red Back as at June 30, 2010.

  b)
  An unaudited pro forma consolidated statement of operations for the six months ended June 30, 2010 combining:

  i)
  the unaudited consolidated statement of operations of Kinross for the six months ended June 30, 2010; and

  ii)
  the unaudited consolidated statement of operations of Red Back for the six months ended June 30, 2010.

  c)
  An unaudited pro forma consolidated statement of operations for the year ended December 31, 2009 combining:

  i)
  the consolidated statement of operations of Kinross for the year ended December 31, 2009; and

  ii)
  the consolidated statement of operations of Red Back for the year ended December 31, 2009.

  The unaudited pro forma consolidated balance sheet as at June 30, 2010 has been prepared as if the transactions described in Note 3 had occurred on June 30, 2010. The unaudited pro forma consolidated statements of operations for the six months ended June 30, 2010 and for the year ended December 31, 2009 have been prepared as if the transactions described in Note 3 had occurred on January 1, 2009.

  It is management's opinion that these unaudited pro forma consolidated financial statements present in all material respects, the transactions, assumptions and adjustments described in Notes 3 and 4, in accordance with Canadian GAAP. The accounting policies used in the preparation of these statements are consistent with Kinross' accounting policies for the year ended December 31, 2009. These unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Kinross which would have actually resulted had the transactions been effected on the dates indicated. Actual amounts recorded upon consummation of the agreements will likely differ from those recorded in the unaudited pro forma consolidated financial statement information. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma financial statement information. Further, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

  Certain elements of the Red Back consolidated financial statements have been reclassified to provide a consistent format.

  These unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of Kinross and Red Back.

2.     SIGNIFICANT ACCOUNTING POLICIES

  The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are those as set out in Kinross' audited consolidated financial statements for the year ended December 31, 2009. In preparing the unaudited pro forma consolidated financial information a review was undertaken to identify accounting policy differences between Kinross and Red Back where the impact was potentially material and could be reasonably estimated. Further accounting policy differences may be identified after consummation and integration of the proposed acquisition. The significant accounting policies of Red Back are believed to conform in all material respects to those of Kinross, except as noted in Note 4.

3.     BUSINESS ACQUISITION

  On August 2, 2010, Kinross and Red Back announced that their respective boards of directors had agreed to a business combination of Kinross and Red Back (the "Arrangement"). Each Red Back common share will be exchanged for 1.778 common shares of Kinross plus 0.11 of a Kinross common share purchase warrant. As a result of the proposed transaction, the combined company will be held approximately 63% by existing Kinross shareholders and 37% by existing Red Back shareholders (both on a non-diluted and fully

KINROSS GOLD CORPORATION

NOTES TO THE UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Six months ended June 30, 2010 and year ended December 31, 2009
(Unaudited)
(in millions of United States dollars unless otherwise stated)

3.     BUSINESS ACQUISITION (Continued)

  diluted basis). Each Red Back stock option will be exchanged for a fully vested stock option to acquire Kinross common shares based on the Arrangement share exchange ratio as adjusted to reflect the fair market value of the warrant consideration. The acquisition of Red Back will require the approval of at least 66 2/3% of the votes cast by the shareholders of Red Back at a special meeting of Red Back shareholders, and the approval of a majority of votes cast by the Kinross shareholders at a special meeting of Kinross shareholders, and is subject to regulatory approvals.

  The business combination will be accounted for as a purchase transaction, with Kinross being identified as the acquirer and Red Back as the acquiree.

  These unaudited pro forma consolidated financial statements assume the cost of acquisition will include the fair value of the Kinross shares issued, based on the deemed issuance of 413.7 million Kinross shares at $15.73 per share, the issuance of 25.6 million Kinross common share purchase warrants valued at $113.0 million, the issuance of replacement stock options valued at $96.8 million, and Kinross' estimated transaction costs of $35 million, equalling a total price of $7,333.6 million. The price of the Kinross common shares was calculated at the average share price of Kinross two days before, the day of, and two days after August 2, 2010, the date of announcement. The Kinross common share purchase warrants and Kinross replacement stock options have been valued using the Black-Scholes option pricing model.

  The purchase consideration also includes CDN$600 million ($580.3 million) paid to Red Back on May 7, 2010 for 24 million common shares of Red Back.

  Kinross has not yet completed its determination of the fair value of all identifiable assets and liabilities acquired, or the amount of the purchase price that will be allocated to goodwill, or the complete impact of applying purchase accounting on the consolidated Statement of Operations. Therefore, after reflecting the preliminary pro forma purchase adjustments identified to date, the excess of the purchase consideration over the adjusted book values of Red Back's assets and liabilities has been presented as "unallocated purchase price".

(millions)
Purchase price(1)
413.7 million common shares of Kinross	$6,508.5
25.6 million Kinross common share purchase warrants	113.0
Cost of shares previously acquired	580.3
Fair value of replacement options	96.8
Transacton costs	35.0

$7,333.6

Net assets acquired
Current assets	$928.6
Property, plant, equipment and mining interests	1,754.1
Future tax liabilities	(339.2)
Other liabilities	(111.5)
Non-controlling interest	(3.6)
Unallocated purchase price	5,105.2

$7,333.6

(1)
Assuming there are 232.7 million Red Back shares issued and outstanding, excluding the 24 million shares already owned by Kinross, at the closing date of the arrangement, and outstanding Red Back options in respect of 6.3 million Red Back shares, Kinross will issue approximately 413.7 million Kinross common shares and 25.6 million Kinross common share purchase warrants to acquire the Red Back shares, and reserve approximately 11.4 million Kinross shares for issue upon exercise of Kinross replacement options that will become exercisable for Kinross Shares upon completion of the arrangement.

KINROSS GOLD CORPORATION

NOTES TO THE UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Six months ended June 30, 2010 and year ended December 31, 2009
(Unaudited)
(in millions of United States dollars unless otherwise stated)

4.     PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

  Pro forma adjustments to consolidated balance sheet

  The unaudited pro forma consolidated balance sheet reflects the following adjustments as if the transaction with Red Back had occurred on June 30, 2010:

  a)
  To record the acquisition of Red Back at a purchase price of $7,333.6 million.

  b)
  To record fair value increment on inventory acquired.

  c)
  To record fair value increment on property, plant and equipment acquired.

  d)
  To record fair value adjustments on liabilities assumed.

  e)
  To record tax impact of fair value adjustments. Any tax impacts related to the unallocated purchase price have not been adjusted.

  Pro forma adjustments to consolidated statements of operations

  The unaudited pro forma consolidated statements of operations reflect the following adjustments as if the acquisition of Red Back had occurred on January 1, 2009:

  f)
  To increase depreciation expense to reflect depreciation of the fair value increment on property, plant and equipment.

  g)
  To expense exploration costs that had been deferred.

  h)
  To record tax impact of f. and g. above

5.     PRO FORMA EARNINGS PER SHARE

  The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from transactions described in Notes 3 and 4 effective January 1, 2009.

  Basic earnings per share

	Six months ended June 30, 2010	Year ended December 31, 2009
Weighted average number of Kinross shares outstanding for the period — basic	696.4	691.5
Adjustment to reflect acquisition of Red Back effective January 1, 2009	413.7	413.7

Pro forma weighted average number of shares outstanding for the period — basic	1,110.1	1,105.2

Pro forma adjusted net earnings	$244.7	$349.5

Pro forma adjusted basic earnings per share	$0.22	$0.32

  Diluted earnings per share

	Six months ended June 30, 2010	Year ended December 31, 2009
Pro forma weighted average number of shares outstanding for the period — basic	1,110.1	1,105.2
Dilutive effects of Kinross stock options, restricted shares and warrants	3.7	5.0
Dilutive effects of instruments issued in the transaction(1)	6.1	6.1

Pro forma weighted average number of shares outstanding for the period — diluted	1,119.9	1,116.3

Pro forma adjusted net earnings	$244.7	$349.5

Pro forma adjusted diluted earnings per share	$0.22	$0.31

(1)
Represents dilutive impact of stock options issued on the transaction. Warrants issued on the transaction have been excluded as they are anti-dilutive.

 SCHEDULE D
FAIRNESS OPINION OF MORGAN STANLEY CANADA LIMITED

Morgan Stanley Canada Limited 181 Bay Street Suite 3700 Toronto, Ontario M5J 2T3

August 2, 2010

Board of Directors
Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON    M5J 2V5

Members of the Board:

        We understand that Red Back Mining Inc. ("Red Back" or the "Company") and Kinross Gold Corporation (the "Buyer") propose to enter into an Arrangement Agreement, substantially in the form of the draft dated August 2, 2010 (the "Arrangement Agreement"), which provides, among other things, for the Buyer and the Company to effect an arrangement of the Company under Section 192 of the Canada Business Corporations Act ("the Arrangement"). Pursuant to the Arrangement, each outstanding common share of the Company (the "Company Common Shares"), other than Company Common Shares owned by the Buyer and Company Common Shares as to which dissenters' rights have been validly exercised, will be transferred to the Buyer in exchange for 1.778 common shares (the "Share Consideration") of the Buyer (the "Buyer Common Shares") plus 0.110 of a warrant (the "Warrants") to acquire a Buyer Common Share (the "Warrant Consideration" and, together with the Share Consideration, the "Consideration"). The terms and conditions of the Arrangement and the Warrants are more fully set forth in the Arrangement Agreement. We further understand that approximately 9.4% of the outstanding Company Common Shares is owned by the Buyer.

        You have asked for our opinion as to whether the Consideration to be paid by the Buyer pursuant to the Arrangement Agreement is fair from a financial point of view to the Buyer.

        For purposes of the opinion set forth herein, we have:

  1)
  Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

  2)
  Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Buyer, respectively;

  3)
  Reviewed certain financial projections of the Company and the Buyer, as prepared by management of the Buyer;

  4)
  Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Buyer;

  5)
  Discussed the past and current operations and financial condition and the prospects of the Buyer with senior executives of the Buyer;

  6)
  Reviewed the pro forma impact of the Arrangement on the Buyer's earnings per share, cash flow, consolidated capitalization and financial ratios;

  7)
  Reviewed the reported prices and trading activity for the Company Common Shares and the Buyer Common Shares;

  8)
  Compared the financial performance of the Company and the Buyer and the prices and trading activity of the Company Common Shares and the Buyer Common Shares with that of certain other publicly-traded companies comparable with the Company and the Buyer, respectively, and their securities;

  9)
  Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  10)
  Reviewed the Arrangement Agreement and certain related documents; and

  11)
  Reviewed such other information and considered such other factors as we have deemed appropriate.

        We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Buyer and the Company, and formed a substantial basis for this opinion. Senior officers of the Buyer have represented to us that the information provided to us by the Buyer or its agents for the purpose of preparing this financial opinion was, at the date the information was provided to us, and is, at the date hereof complete, true and correct in all material respects, and did not then and does not now contain any untrue statement of a material fact in respect of the Buyer, its subsidiaries or the Arrangement and did not then and does not now omit to state a material fact in respect of the Buyer, its subsidiaries or the Arrangement necessary to make the information not misleading in light of the circumstances under which the information was provided.

        With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and the Buyer of the future financial performance of the Company and the Buyer. In addition, we have assumed that the Arrangement will be consummated in accordance with the terms set forth in the Arrangement Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Arrangement, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Arrangement.

        We have relied upon, without independent verification, the assessment by the management of the Buyer of: (i) the strategic, financial and other benefits expected to result from the Arrangement; (ii) the timing and risks associated with the integration of the Company and the Buyer; (iii) the ability to retain key employees of the Company and the Buyer, respectively and (iv) the validity of, and risks associated with, the Company and the Buyer's existing and future products, services, mineral reserves and resources, mining leases and concessions and business models including, without limitation, any risks associated with any regulatory and/or governmental oversight and relationships of the Buyer and the Company.

        We are not legal, tax, or regulatory advisors or geological experts. We are financial advisors only and have relied upon, without independent verification, the assessment of the Buyer and the Company and their legal, tax, regulatory and/or geological advisors with respect to legal, tax, regulatory and/or geological matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of the Company Common Shares in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

        We have been retained to provide only a financial opinion letter in connection with the Arrangement, and we will receive a fee for our services upon rendering this financial opinion.

        As a result, we have not been involved in structuring, planning or negotiating the Arrangement. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company.

        In the two years prior to the date hereof, we have provided financial advisory and financing services for the Buyer and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Buyer and the Company in the future and expects to receive fees for the rendering of these services.

        Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

        This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Buyer and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Buyer is required to make with the Canadian securities regulatory authorities, applicable stock exchanges and with the United States Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. Our opinion does not address the relative merits of the Arrangement as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In addition, this opinion does not in any manner address the prices at which the Buyer Common Shares or the Company Common Shares will trade at any time, and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Buyer or the shareholders of the Company should vote at the shareholders' meetings to be held in connection with the Arrangement.

        Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be paid by the Buyer pursuant to the Arrangement Agreement is fair from a financial point of view to the Buyer.

Very truly yours,
MORGAN STANLEY CANADA LIMITED
By:	"Chris Gratias"

Chris Gratias
Managing Director

 SCHEDULE E
FAIRNESS OPINION OF BMO NESBITT BURNS INC.

Investment & Corporate Banking 100 King Street West – 4th Floor Toronto, Ontario M5X 1H3 Tel: (416) 359-4100 Fax: (416) 359-4459

August 2, 2010

The Board of Directors
Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON M5J 2V5

To the Board of Directors:

        BMO Nesbitt Burns Inc. ("BMO Capital Markets" or "we") understands that Kinross Gold Corporation ("Kinross" or the "Company") and Red Back Mining Inc. ("Red Back") intend to enter into an arrangement agreement dated as of August 2, 2010 (the "Arrangement Agreement"). We understand that pursuant to the Arrangement Agreement, among other things:

  a.
  each common share of Red Back ("Red Back Share") (other than a Red Back Share held by a dissenting shareholder of Red Back or a Red Back Share held by Kinross or any subsidiary of Kinross) will be transferred to Kinross in consideration for the issuance and payment by Kinross of 1.778 Kinross common shares and 0.110 of a Kinross common share purchase warrant (the "Consideration");

  b.
  the proposed transaction will be effected by way of a plan of arrangement under Section 182 of the Business Corporations Act (Ontario) (the "Arrangement");

  c.
  the completion of the Arrangement will be conditional upon, among other things, approval by a simple majority of the votes cast by shareholders of Kinross ("Shareholders") who are present in person or represented by proxy at the special meeting of such securityholders (the "Kinross Special Meeting"), approval by at least two-thirds of the votes cast by the shareholders of Red Back ("Red Back Shareholders") who are present in person or represented by proxy at the special meeting of such securityholders (the "Red Back Special Meeting") and the approval of the Ontario Superior Court of Justice; and

  d.
  the terms and conditions of the Arrangement will be described in the management information circular and related documents of Kinross (the "Circular") and Red Back (the "Red Back Circular") that will be mailed to Shareholders and Red Back Shareholders, respectively, in connection with the Kinross Special Meeting and Red Back Special Meeting, respectively.

        We have been retained to provide financial advice to Kinross, including our opinion (the "Opinion") to the Board of Directors as to the fairness, from a financial point of view, of the consideration to be paid by Kinross pursuant to the Arrangement.

Engagement of BMO Capital Markets

        Kinross initially contacted BMO Capital Markets regarding a potential advisory assignment in December 2009. BMO Capital Markets was formally engaged by Kinross pursuant to a letter agreement dated April 1, 2010 (the "Engagement Agreement"). Pursuant to the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide Kinross with various advisory services, including, among other things, the provision of the Opinion.

        BMO Capital Markets will receive certain fees for its services as a financial advisor under the Engagement Agreement, including a fee upon rendering its Opinion and a fee contingent upon the successful completion of the Arrangement. In addition, BMO Capital Markets will be reimbursed for its reasonable out-of-pocket expenses and will be indemnified by Kinross in certain circumstances.

Credentials of BMO Capital Markets

        BMO Capital Markets is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies, income funds and royalty trusts in various industry sectors and has extensive experience in preparing fairness opinions.

        The Opinion represents the opinion of BMO Capital Markets, the form and content of which has been approved for release by a committee of its directors and officers, who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital market matters.

Independence of BMO Capital Markets

        Neither BMO Capital Markets, nor any of its affiliates, is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario) or the rules or policies promulgated thereunder) of Kinross, Red Back, or any of their respective subsidiaries, associates or affiliates (collectively, the "Interested Parties") and is not an advisor to any person or company other than Kinross with respect to the matters set forth herein and described in the Engagement Agreement.

        BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than (i) acting as financial advisor to the Company pursuant to the Engagement Agreement; (ii) acting as financial advisor to the Company regarding other strategic matters; (iii) acting as financial advisor to the Company in connection with the divestiture of 15.2 million common shares of Harry Winston Diamond Corporation which closed on July 28, 2010; (iv) acting as financial advisor to the Company in connection with the divestiture of its 22.5% interest in the partnership holding Harry Winston Diamond Corporation's 40% interest in the Diavik Diamond Mines joint venture an agreement in principle in respect of which was announced on July 23, 2010; (v) acting as financial advisor to the Company in connection with its acquisition of Underworld Resources Inc. which closed on June 30, 2010; (vi) acting as financial advisor to the Company in connection with its acquisition of 24 million common shares of Red Back which closed on May 4, 2010; (vii) acting as financial advisor to the Company in connection with the divestiture of 25% of the Cerro Casale project which closed on March 31, 2010; (viii) acting as financial advisor to the Company in connection with its acquisition of 22.5% interest in the limited partnership which holds Harry Winston Diamond Corporation's 40% joint venture interest in the Diavik Diamond Mine which closed on March 31, 2009; (ix) acting as financial advisor to the Company in connection with its acquisition of 15.2 million common shares of Harry Winston Diamond Corporation which closed on March 19, 2009; (x) acting as an underwriter to Kinross in connection with an equity issue that closed on February 5, 2009; (xi) acting as an underwriter to Red Back in connection with an equity issue that closed on February 12, 2009; and (xii) acting as an underwriter to Red Back in connection with an equity issue that closed on December 4, 2007. In addition to the services discussed above BMO Capital Markets has from time to time provided advice to Kinross on various other transactions that were not completed.

        BMO Capital Markets is a wholly-owned subsidiary of Bank of Montreal ("BMO"). BMO provides and has provided banking services in the normal course of business to the Interested Parties, including providing foreign exchange services to Kinross. The fees received by BMO in connection with the above activities are not material to BMO.

        Other than as set forth above, there are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to any future business dealings. BMO Capital Markets may however, in the normal course of its business, provide financial advisory or investment banking services, and BMO may provide banking services, to the Interested Parties from time to time.

        BMO Capital Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of such Interested Parties for which it received or may receive compensation. As an investment dealer, BMO Capital Markets conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties and the Arrangement.

Scope of Review

        In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

  a)
  a draft copy of the Arrangement Agreement;

  b)
  development and operating projections based on various development scenarios provided by management of the Company;

  c)
  confidential information provided in data rooms which were made available to parties at the invitation of the Company and Red Back;

  d)
  discussions with management of the Company concerning the Company's current business plan, its financial condition and its future business prospects;

  e)
  public information relating to the business, financial condition and trading history of the Company, Red Back and other selected public issuers we considered relevant;

  f)
  information with respect to selected precedent transactions we considered relevant;

  g)
  historical metal commodity prices and the impact of various commodity pricing assumptions on the respective businesses, prospects and financial forecasts of the Company and Red Back;

  h)
  discussions with the Board of Directors;

  i)
  a letter of representation as to certain factual matters and the completeness and accuracy of the information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company; and

  j)
  such other information, investigations, analyses and discussions (including discussions with the management of the Company, the Company's external legal counsel, and other third parties) as we considered necessary or appropriate in the circumstances.

        BMO Capital Markets has not, to the best of its knowledge, been denied access by Kinross to any information under the Company's control requested by BMO Capital Markets.

Assumptions and Limitations

        This Opinion is subject to the assumptions, explanations and limitations set forth below.

        We have not been asked to prepare and have not prepared a formal valuation or appraisal of Kinross, Red Back or any of their respective securities or assets, and this Opinion should not be construed as such. We have, however, conducted such analyses as we considered necessary in the circumstances. In addition, the Opinion is not, and should not be construed as, advice as to the price at which the securities of Kinross or Red Back may trade at any future date. BMO Capital Markets was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement. We have relied upon, without independent verification, the assessment by Kinross and its legal and accounting advisors with respect to legal, tax, regulatory and accounting matters as we have considered necessary.

        With your approval and agreement, we have relied upon and assumed the completeness, accuracy and fair presentation of all information, data, advice, opinions, representations and other material (financial or otherwise) (the "Information") obtained by us from public sources or provided to us by or on behalf of Kinross or Red Back, any of their respective subsidiaries, or any of their respective agents, consultants, advisors or representatives or otherwise obtained by us pursuant to our engagement. The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested or, subject to the exercise of professional judgment, attempted to verify independently the completeness, accuracy or fair presentation of any such Information.

        With respect to forecasts, projections, estimates and/or budgets provided to us and used in our analyses, we note that projecting future results of any company is inherently subject to uncertainty. We have assumed, however, that such forecasts, projections, estimates and/or budgets were reasonably prepared consistent with industry practice on a basis reflecting the best currently available assumptions, estimates and judgments of the management of Kinross.

        Senior officers of Kinross have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that (i) the Information provided by Kinross or any of its subsidiaries, affiliates, associates, agents or representatives, either directly or indirectly, orally or in writing to BMO Capital Markets relating to Kinross, or its subsidiaries or affiliates or the transaction in connection with the engagement for the purpose of preparing the Opinion was, at the date the Information was provided to BMO Capital Markets and, is now, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact (as such term is defined in the Securities Act (Ontario)) and did not and does not omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which the Information was provided or any statement was made (collectively, a "Misrepresentation") (except to the extent that such Information relates to Red Back, in which case such Information was, as of the date such Information was provided to Kinross, and at the date hereof is, to the best of Kinross' knowledge, information and belief, complete, true and correct in all material respects and, as of such dates respectively, did not and does not contain any Misrepresentation); and that (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, affiliates, associates and no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion.

        In preparing the Opinion, we have made several assumptions, including that the final form of the Arrangement Agreement will not vary in any material respect from the draft copy dated August 2, 2010 reviewed by us, that all of the conditions required to implement the Arrangement will be met and that the Arrangement will be completed in accordance with the terms of the Arrangement Agreement without waiver, modification or amendment to any term or condition that is material to our analyses. We also made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of the Interested Parties.

        The Opinion is rendered as of the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as of the date hereof and the conditions and prospects, financial and otherwise, of Kinross and Red Back, as applicable, as they are reflected in the Information.

        The Opinion is provided to the Board of Directors for their exclusive use only and may not be relied upon by any other person. The Opinion does not constitute a recommendation to the Board of Directors, the Special Committee or to any Shareholder as to whether Shareholders should vote in favour of the Arrangement. The Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent, except that we consent to the inclusion in the Circular of the Opinion in its entirety and to any accompanying disclosure that we approve in advance.

        BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, BMO Capital Markets reserves the right to change, modify or withdraw the Opinion.

        The preparation of the Opinion is a complex process and is not necessarily capable of being partially analyzed or summarized. BMO Capital Markets believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Opinion. The Opinion should be read in its entirety.

Conclusion

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be paid by Kinross pursuant to the Arrangement is fair, from a financial point of view, to the Company.

Yours truly,

"BMO Nesbitt Burns Inc."

BMO NESBITT BURNS INC.

 SCHEDULE F
FAIRNESS OPINION OF GMP SECURITIES L.P.

August 2, 2010

The Special Committee of the Board of Directors of Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON
M5J 2V5

Dear Sirs:

        GMP Securities L.P. ("GMP") understands that Kinross Gold Corporation ("Kinross") intends to acquire all of the issued and outstanding common shares of Red Back Mining Inc. ("Red Back") which it does not already own in exchange for common shares of Kinross and Kinross common share purchase warrants by way of a plan of arrangement under the Canada Business Corporations Act (the "Arrangement").

The Arrangement

        Pursuant to the Arrangement, the holders of common shares of Red Back will receive 1.778 of a common share of Kinross per common share of Red Back in addition to 0.110 of a warrant to acquire a Kinross common share (each whole warrant, a "Warrant"). Each Warrant will entitle the holder thereof to acquire one common share of Kinross at an exercise price of US$21.30 per Kinross common share and shall expire on the four (4) year anniversary of issuance.

        The Arrangement is subject to certain conditions, including, without limitation, approval by at least 66 2/3% of the votes cast in person or by proxy at a meeting of Red Back shareholders, approval by simple majority of the votes cast in person or by proxy at a meeting of Kinross shareholders to approve the Arrangement, court approval, regulatory approval, exchange approval and obtaining certain third party consents.

GMP's Engagement

        Kinross formally retained GMP to act as its financial advisor in respect of the Arrangement pursuant to an engagement letter (the "Engagement Letter") dated August 2, 2010 to, among other things, deliver, at the request of the board of directors of Kinross or a special committee thereof (the "Board"), an opinion (the "Opinion") as to the fairness to Kinross of the consideration to be paid by Kinross pursuant to the Arrangement, from a financial point of view. The Engagement Letter provides for GMP to receive from Kinross, for the services provided thereunder, a fee in respect of which a portion is contingent on the successful outcome of the Arrangement, as well as reimbursement of all reasonable legal and out-of-pocket expenses. The fee received by GMP in connection with the Engagement Letter is not material to GMP. In addition, GMP and its affiliates and their respective directors, officers, employees, agents and controlling persons are to be indemnified by Kinross under certain circumstances from and against certain potential liabilities arising out of the performance of professional services rendered to Kinross. GMP may in the future in the ordinary course of business seek to perform financial advisory services or corporate finance services for Kinross and its associates from time to time. GMP has not been engaged to prepare, and has not prepared, a valuation or appraisal of Kinross or Red Back, or any of their respective assets, securities or liabilities (whether on a stand alone basis or as a combined entity), and the Opinion should not be construed as such. Furthermore, the Opinion is not, and should not be construed as, advice as to the price at which the common shares of Kinross (before or after the announcement of the Arrangement) may trade at any future date. GMP was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement. We have assumed, with your agreement, that the Arrangement is not a "related party transaction" as defined in Multilateral Instrument 61-101 ("MI 61-101") and, accordingly, the Arrangement is not subject to the valuation requirements under MI 61-101.

Credentials of GMP

        GMP is a wholly-owned subsidiary of GMP Capital Inc., which is a publicly traded investment banking firm listed on the Toronto Stock Exchange with offices in Toronto, Calgary and Montreal, Canada and London, England. GMP is a leading independent Canadian investment dealer focused on investment banking and institutional equities for corporate clients and institutional investors. As part of our investment banking activities, we are regularly engaged in the valuation of securities in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engage in market making, underwriting and secondary trading of securities in connection with a variety of transactions. GMP is not in the business of providing auditing services and is not controlled by a financial institution.

        The Opinion expressed herein represents the opinion of GMP and the form and content hereof have been approved for release by a group of professionals of GMP, each of whom is experienced in merger, acquisition, divestiture, restructurings, valuation and fairness opinion matters.

        This fairness opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of Investment Industry Regulatory Organization of Canada but the Corporation has not been involved in the preparation or review of this fairness opinion.

Independence of GMP

        None of GMP, its affiliates or associates, is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Kinross or Red Back or of any of their respective associates or affiliates. GMP has been retained by Kinross to provide the Opinion to the Board in respect to the Arrangement. GMP has acted from time to time as an advisor, financial, underwriter or otherwise, to Kinross, Red Back and their respective associates or affiliates in connection with other transactions.

        In the ordinary course of its business, GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today, or in the future, positions in the securities of Kinross and Red Back and, from time to time, may have executed or may execute transactions on behalf of Kinross or Red Back or other clients for which it received or may receive compensation. In addition, as an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including research with respect to Kinross or Red Back.

Scope of Review

        GMP has acted as financial advisor to Kinross in respect of the Arrangement and certain related matters. In this context, and for the purpose of preparing the Opinion, we have analyzed financial, operational and other information relating to Kinross and Red Back, including information derived from meetings and discussions with the management of Kinross and Red Back. Except as expressly described herein, GMP has not conducted any independent investigations to verify the accuracy and completeness thereof.

        In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

  a)
  reviewed the Arrangement Agreement between Kinross and Red Back dated August 2, 2010;

  b)
  reviewed and analyzed certain publicly available financial statements and other information of Kinross and Red Back;

  c)
  performed a comparison of the multiples implied under the terms of the Arrangement to an analysis of recent comparable precedent transactions involving companies we deemed relevant and the consideration paid for such companies;

  d)
  performed a comparison of the multiples implied under the terms of the Arrangement to an analysis of the trading levels of similar companies we deemed relevant under the circumstances;

  e)
  performed a comparison of the consideration to be paid to the shareholders of Red Back to the recent trading levels of Kinross and Red Back;

  f)
  reviewed certain internal financial models, analyses, forecasts and projections prepared by the managements of Kinross and Red Back and their advisors relating to their respective businesses;

  g)
  reviewed certain technical information and analysis prepared by the management of Kinross relating to the respective assets of Kinross and Red Back;

  h)
  reviewed officer's certificates addressed to GMP by each of the Chief Executive Officer and the Chief Financial Officer of Kinross dated the date hereof and setting out representation as to certain factual matters and the completeness and accuracy of the information upon which the Opinion is based,;

  i)
  reviewed historical metal commodity prices and considered the impact of various commodity pricing assumptions on the respective business, prospects and financial forecasts of Kinross and Red Back;

  j)
  performed a comparison of the relative contribution of assets, cash flow, earnings, net asset value, production and reserves/resources by Kinross and Red Back to the relative pro forma ownership of Kinross and Red Back if the Arrangement is completed; and

  k)
  such other corporate, industry and financial market information, investigations and analyses as GMP considered necessary or appropriate in the circumstances.

        In its assessment, GMP looked at several methodologies, analyses and techniques and used a blended approach to determine its opinion on the Arrangement. GMP based the Opinion upon a number of quantitative and qualitative factors. In arriving at the Opinion, GMP has attributed greater weight to certain analyses and factors that it deemed appropriate based on GMP's experience in rendering such opinions.

        GMP has not, to the best of its knowledge, been denied access by Kinross to any information requested. GMP did not meet with the auditors of Kinross and has assumed the accuracy and fair presentation of the audited comparative consolidated financial statements of Kinross and Red Back and the reports of the auditors thereon.

Assumptions and Limitations

        With Kinross's approval and as provided for in the Engagement Letter, GMP has relied upon and has assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by GMP from public sources, including information relating to Kinross and Red Back, or provided to GMP by Kinross, and their affiliates or advisors or otherwise pursuant to our engagement and the Opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of professional judgment and except as expressly described herein, GMP has not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. Senior officers of Kinross have represented to GMP, in certificates delivered as at the date hereof, among other things, that the information, data, advice, opinions, representations and other materials (verbal or written) (collectively referred to as the "Information") provided to GMP on behalf of Kinross, and relating to Kinross and Red Back, as the case may be, are complete and correct as at the date the Information was provided to GMP and that, since the date of the Information, there has been no material change, financial or otherwise, in the positions of Kinross or Red Back, or in their respective assets, liabilities (contingent or otherwise), business or operations and there has been no change in any material fact or no new material fact which is of a nature as to render the Information or any part of the Information untrue or misleading in any material respect or which could reasonably be expected to have a material affect on the Opinion.

        GMP was not engaged to review any legal, tax or accounting aspects of the Arrangement and accordingly expresses no view thereon. The Arrangement is subject to a number of conditions outside the control of Kinross and Red Back and GMP has assumed any and all conditions precedent, contractual or otherwise, to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification. In rendering the Opinion, GMP expresses no view as to the likelihood that any conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented on a timely basis.

        The Opinion is rendered as of August 2, 2010 on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof, and the condition and prospects, financial and otherwise, of Kinross and Red Back as they were reflected in the Information and as they were represented to GMP in discussions with the management of Kinross. In rendering the Opinion, GMP has assumed that there are no undisclosed material facts relating to Kinross or Red Back, or their respective businesses, operations, capital or future prospects. Any changes therein may affect the Opinion and, although GMP reserves the right to change or withdraw the Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update the Opinion after today. Any reference to the Opinion or the engagement of GMP by Kinross is expressly prohibited without the express written consent of GMP.

        GMP believes that the analyses and factors considered in arriving at the Opinion must be considered as a whole and is not amenable to partial analyses or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. In arriving at the Opinion, GMP has not attributed any particular weight to any specific analyses or factor but rather based the Opinion on a number of qualitative and quantitative factors deemed appropriate by GMP based on GMP's experience in rendering such opinions.

        In our analyses and in connection with the preparation of the Opinion, GMP has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement. While in the opinion of GMP, the assumptions used in preparing the Opinion are reasonable in the current circumstances, some or all of these assumptions may prove to be incorrect.

Conclusion and Fairness Opinion

        Based upon our analysis and subject to all of the foregoing and such other matters as we have considered relevant, GMP is of the opinion that, as of the date hereof, the consideration to be paid by Kinross pursuant to the Arrangement is fair, from a financial point of view, to Kinross. The Opinion has been provided solely for the use of the Board for the purposes of considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without the express prior written consent of GMP.

Yours very truly,

"GMP Securities L.P."

GMP SECURITIES L.P.

SCHEDULE G
FAIRNESS OPINION OF ROTHSCHILD INC.

August 2, 2010

The Board of Directors
Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON M5J 2V5
Canada

Re: Proposed Business Combination with Red Back Mining Inc.

Dear Sirs:

        Rothschild Inc. ("Rothschild", "we" or "us") understands that Kinross Gold Corporation ("Kinross") is proposing to enter into an arrangement agreement ("Arrangement Agreement") with Red Back Mining Inc. ("Red Back") providing for a business combination between Kinross and Red Back pursuant to a plan of arrangement (the "Proposed Transaction"). We understand that the terms of the Proposed Transaction as provided in the Non-Binding Summary of Terms and Conditions of a Proposed Transaction, dated July 30, 2010 (the "Term Sheet") and the draft Arrangement Agreement, dated August 2, 2010 (the "Draft Arrangement Agreement"), consistent with the Term Sheet, include, among other things, the following:

  a.
  each common share of Red Back ("Red Back Share") (other than a Red Back Share held by Kinross or any subsidiary of Kinross) will be transferred to Kinross in consideration for the issuance and payment by Kinross of 1.778 common shares in the capital of Kinross, and 0.110 of a warrant to acquire a Kinross common share (collectively, the "Consideration");

  b.
  the warrants will (i) expire on the 4 year anniversary of issuance; (ii) have a exercise price of US$21.30 per Kinross common share; and (iii) be listed on the Toronto Stock Exchange ("TSX"), if approved for listing by the TSX;

  c.
  the Proposed Transaction will be effected by way of a plan of arrangement under the Canada Business Corporations Act ("CBCA");

  d.
  the completion of the Proposed Transaction will be conditional upon, among other things, approval by a simple majority of the votes cast by shareholders of Kinross ("Kinross Shareholders") who are present in person or represented by proxy at a special meeting of such shareholders (the "Kinross Special Meeting"), approval by at least two-thirds of the votes cast by the shareholders of Red Back ("Red Back Shareholders") who are present in person or represented by proxy at a special meeting of such shareholders (the "Red Back Special Meeting") and the receipt of interim and final orders of the Ontario Superior Court of Justice issued under provisions of the CBCA; and

  e.
  the terms and conditions of the Proposed Transaction will be described in the management information circular(s) and related documents of Kinross (the "Kinross Circular") and Red Back (the "Red Back Circular") that will be mailed to Kinross Shareholders and Red Back Shareholders, respectively, in connection with the Kinross Special Meeting and Red Back Special Meeting, respectively.

Rothschild Inc. 1101 Connecticut Avenue, N.W. Suite 700 Washington, DC 20036 www.rothschild.com	Rothschild Inc. 1251 Avenue of the Americas 51st Floor New York, NY 10020 www.rothschild.com

Engagement of Rothschild

        By letter agreement dated as of February 18, 2010 (the "Engagement Agreement"), Kinross retained Rothschild to act as financial advisor to Kinross in connection with the Proposed Transaction. Pursuant to the Engagement Agreement, Kinross has requested that we prepare and deliver to the Board of Directors our written opinion (the "Opinion") as to the fairness to Kinross, from a financial point of view, of the Consideration to be paid by Kinross pursuant to the Arrangement.

        Rothschild will be paid a fee for rendering the Opinion and will be paid an additional fee that is contingent upon the completion of the Proposed Transaction or any alternative transaction. In the event that the Proposed Transaction, or any alternative transaction is not consummated, under certain circumstances, Rothschild may be paid a termination fee. Kinross has also agreed to reimburse Rothschild for its reasonable out-of-pocket expenses and to indemnify Rothschild in respect of certain liabilities that might arise out of our engagement.

        In addition, Rothschild has in the past provided and is currently providing financial services to Kinross in connection with matters unrelated to this Proposed Transaction and has received and/or will receive customary fees for such services.

Credentials of Rothschild

        Rothschild is a member of the Rothschild Group, which is one of the world's leading independent investment banks with 49 offices in 34 countries. Rothschild's main activities include mergers and acquisitions advisory, restructuring advisory, debt advisory, equity advisory and other financial advisory services to public and private corporations and to governments and their agencies.

        The Opinion expressed herein represents the opinion of Rothschild and the form and content hereof have been approved by its Investment Banking Commitment Committee, whose members are comprised of senior professionals of the Rothschild Group and are collectively experienced in mergers and acquisitions, divestitures, restructuring, fairness opinion and valuation matters.

Scope of Review

        In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following information:

  i)
  the Term Sheet and the Draft Arrangement Agreement;

  ii)
  certain internal financial, operational, corporate and other information with respect to Kinross and Red Back that was prepared or provided by the management of Kinross, including Kinross' internal operating and financial projections for both companies;

  iii)
  the annual reports, including the comparative audited financial statements and management's discussion and analysis, of Kinross for the fiscal years ended December 31, 2008 and 2009;

  iv)
  the news release dated May 4, 2010, regarding interim results, including the comparative unaudited financial statements and management's discussion and analysis, of Kinross for the three months ended March 31, 2010;

  v)
  the annual information forms of Kinross for the fiscal years ended December 31, 2008 and 2009;

  vi)
  the annual reports, including the comparative audited financial statements and management's discussion and analysis, of Red Back for the fiscal years ended December 31, 2007, 2008 and 2009;

  vii)
  the interim reports, including the comparative unaudited financial statements and management's discussion and analysis, of Red Back for the three months ended March 31, 2010;

  viii)
  the annual information forms of Red Back for the fiscal years ended December 31, 2007, 2008 and 2009;

  ix)
  Kinross internal documents relating the due diligence performed to date on the Red Back assets;

  x)
  selected relevant reports published by equity research analysts at various firms and industry sources regarding the mining industry and other public entities, to the extent deemed relevant by us;

  xi)
  information with respect to selected comparable companies we considered relevant;

  xii)
  information with respect to selected comparable transactions we considered relevant;

  xiii)
  such other corporate, industry, and financial market information, investigations, and analyses as Rothschild considered necessary or appropriate in the circumstances; and

  xiv)
  a certificate addressed to Rothschild, dated as of the date hereof, signed by two senior officers of Kinross as to the completeness and accuracy of the information provided to Rothschild by Kinross upon which this Opinion is based.

Assumptions and Limitations

        Our Opinion is subject to the assumptions, qualifications, explanations and limitations set forth below.

        We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of Kinross, Red Back or any of their respective affiliates and our Opinion should not be construed as such. In addition, this Opinion is not, and should not be construed as, advice as to the price at which the securities of Kinross or Red Back may trade at any future date. Furthermore, Rothschild has not been engaged to review any legal, tax or accounting aspects of the arrangement.

        With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information including internal documents which have been provided to us and which have been prepared by or for Kinross, data, advice, opinions and representations obtained by us from public sources, or provided to us by Kinross, or their respective affiliates or advisors, or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to verify and have not attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of Kinross or Red Back in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the audited financial statements of Kinross and Red Back and the reports of the auditors thereon and the interim financial statements of Kinross and Red Back.

        With respect to the historical financial data, and operating and financial forecasts, and financial models provided to us concerning Kinross and Red Back and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of Kinross, taking into account the business plans, financial condition and prospects of both Kinross and Red Back. We have not independently verified (nor have we been asked to do so) any of these financial and operating projections provided to us by Kinross, nor have we constructed any independent financial models to confirm such projections.

        Furthermore, we are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for your purposes.

        Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Kinross and Red Back as they are reflected in the information referred to under Scope of Review above, and as they were represented to us by Kinross and its respective affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

        The Opinion is being provided solely to the Board of Directors for its exclusive use only in considering the Proposed Transaction and may not be published, quoted, summarized, paraphrased, excerpted or referred to, in whole or in part, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the express written consent of Rothschild, except that Rothschild and the Company have agreed that

(i) a complete copy of the Opinion may be included in any filing Kinross is required to make with any of the Canadian securities regulatory authorities, the U.S. Securities and Exchange Commission, the Toronto Stock Exchange or the New York Stock Exchange in connection with the Transaction if such inclusion is required by applicable law, provided that if required by applicable law, any description of or reference to Rothschild or the Opinion in such filing is reasonably acceptable to Rothschild and its counsel; (ii) a reference to the Opinion and a summary description thereof may appear in the Kinross press release announcing the Transaction; and (iii) a summary of the Opinion will be included in the body of the Kinross Circular, and a copy of the Opinion will be included as an appendix or schedule to such circular.

        Our Opinion is not intended to be and does not constitute a recommendation to the Board of Directors as to whether they should approve the Arrangement Agreement nor as a recommendation to any Kinross Shareholder as to how to vote or act at the Kinross Special Meeting or as an opinion concerning the trading price or value of any securities of Kinross or Red Back following the announcement or completion of the Proposed Transaction.

        Rothschild has based its Opinion upon a variety of factors. Accordingly, Rothschild believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process, and is not necessarily susceptible to partial analysis or summary description, and any partial analysis or summary could lead to undue emphasis on any particular factor or analysis. The Opinion should be read in its entirety.

        The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention and to update the Opinion after the date of this Opinion.

Opinion

        Based upon and subject to the foregoing, Rothschild is of the opinion that, as of the date hereof, the Consideration to be paid by Kinross pursuant to the Arrangement is fair, from a financial point of view, to Kinross.

Yours very truly,

"Rothschild Inc."

ROTHSCHILD INC.

Any questions and requests for assistance may be directed to the
Proxy Solicitation Agent:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-866-581-1479

Email: contactus@kingsdaleshareholder.com

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QuickLinks

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
NOTICE TO SECURITYHOLDERS IN THE UNITED STATES
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
INFORMATION CONCERNING RED BACK
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES
CURRENCY EXCHANGE RATE INFORMATION
MANAGEMENT INFORMATION CIRCULAR
Q & A ON THE ARRANGEMENT, VOTING RIGHTS AND SOLICITATION OF PROXIES
GLOSSARY OF TERMS
SELECTED KINROSS UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
GENERAL PROXY INFORMATION
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
BUSINESS OF THE MEETING
THE ARRANGEMENT
THE ARRANGEMENT AGREEMENT
RISK FACTORS
THE COMBINED COMPANY UPON COMPLETION OF THE ARRANGEMENT
INFORMATION CONCERNING KINROSS
INFORMATION CONCERNING RED BACK
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
AUDITOR
EXPERTS OF KINROSS AND RED BACK
ADDITIONAL INFORMATION
DIRECTORS' APPROVAL
CONSENTS
SCHEDULE A SHARE ISSUANCE RESOLUTION
SCHEDULE B ARRANGEMENT AGREEMENT
SCHEDULE C UNAUDITED PRO FORMA FINANCIAL STATEMENTS TABLE OF CONTENTS
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SCHEDULE D FAIRNESS OPINION OF MORGAN STANLEY CANADA LIMITED
SCHEDULE E FAIRNESS OPINION OF BMO NESBITT BURNS INC.
SCHEDULE F FAIRNESS OPINION OF GMP SECURITIES L.P.